Registration No. 333-200809

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

Post-Effective Amendment No. 2

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CCH I, LLC

(to be converted into CCH I, Inc.)

(Exact name of registrant as specified in its charter)

Delaware	4841	43-1857213
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

400 Atlantic Street

Stamford, Connecticut 06901

(203) 905-7801

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

Richard R. Dykhouse

Executive Vice President, General Counsel and Corporate Secretary

400 Atlantic Street

Stamford, Connecticut 06901

(203) 905-7801

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Steven A. Cohen

DongJu Song

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions to the closing of the Comcast Transactions described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

400 Atlantic Street

Stamford, Connecticut 06901

As previously announced, Charter Communications, Inc. (“Charter”) and Comcast Corporation (“Comcast”) entered into a transactions agreement, dated April 25, 2014 (the “Comcast Transactions Agreement”), which contemplates the following transactions: (1) an asset purchase, (2) an asset exchange and (3) a contribution, spin-off and merger transaction as described in more detail below (the “Comcast Transactions”). The Comcast Transactions are expected to be consummated substantially contemporaneously with each other and will be consummated as promptly as practicable following the merger of a subsidiary of Comcast with Time Warner Cable Inc. (“Time Warner Cable”) as previously announced by Comcast and Time Warner Cable and only if such merger occurs. Pursuant to the Comcast Transactions Agreement, Charter and Comcast and certain other parties expect to enter into implementing agreements in furtherance of the transactions contemplated thereby (the “Implementing Agreements”), including a merger agreement and other related agreements to be entered into by Comcast, Charter, CCH I, LLC (“CCH I”), a wholly-owned indirect subsidiary of Charter, Midwest Cable, Inc. (“GreatLand Connections”), a newly-formed wholly-owned subsidiary of Comcast, and certain other parties. The completion of the Comcast Transactions will result in CCH I acquiring approximately a net 1.3 million current Time Warner Cable video customers and approximately 33% of the common stock of GreatLand Connections, which will serve approximately 2.5 million of Comcast’s current video customers.

Pursuant to the Comcast Transactions Agreement, or if applicable, the Implementing Agreements, Comcast will cause specified assets and liabilities to be transferred to GreatLand Connections. After such transfer, GreatLand Connections (directly and through its subsidiaries) plans to incur new indebtedness in an amount currently estimated to be approximately $7.8 billion in the aggregate. The indebtedness will consist of (i) credit facilities to be used to fund cash distributions to Comcast and for general corporate purposes and (ii) notes newly issued by GreatLand Connections to Comcast, which notes will enable Comcast to complete a debt-for-debt exchange whereby one or more financial institutions will exchange debt securities of Comcast for the new GreatLand Connections notes held by Comcast. Comcast will then spin-off GreatLand Connections to Comcast shareholders by distributing all of the GreatLand Connections common stock to Comcast shareholders (the “Spin-Off”). The Spin-Off will occur after the closing of the Time Warner Cable merger and will be made pro rata to holders of Comcast common stock as of the record date for the Spin-Off.

Prior to the Spin-Off, CCH I will be reorganized to be a direct subsidiary of Charter, and will be converted into a Delaware corporation (“New Charter”). Immediately after the Spin-Off, CCH I Charter Merger Sub, LLC, a newly-formed wholly-owned subsidiary of New Charter (which we refer to as Charter Merger Sub), will merge with and into Charter with Charter surviving as a wholly-owned subsidiary of New Charter, which will change its name in connection with the merger to “Charter Communications, Inc.” As a result of this merger, Charter stockholders will receive one share of New Charter Class A common stock in exchange for every share of Charter Class A common stock they own. New Charter will become the new holding company of Charter and its Class A common stock will be traded on the NASDAQ Stock Market under the same ticker symbol, CHTR, as currently used by Charter.

Concurrently with this merger, CCH I Spinco Sub, LLC, a newly-formed wholly-owned subsidiary of New Charter (which we refer to as GreatLand Connections Merger Sub), will merge with and into GreatLand Connections, with GreatLand Connections surviving. As a result of this merger, GreatLand Connections stockholders will receive New Charter Class A common stock in exchange for a portion of their GreatLand Connections common stock. In connection with the Spin-Off and the merger of GreatLand Connections Merger Sub with GreatLand Connections, we currently expect that Comcast shareholders, in addition to retaining their Comcast common stock, will receive a number of shares of GreatLand Connections common stock to be determined prior to the Spin-Off for every one share of Comcast common stock they own on the record date of the Spin-Off. In addition, we currently expect that Comcast shareholders will receive approximately 10.0 million shares or 9.4 million shares of New Charter Class A common stock in the aggregate as a result of the transactions (assuming a volume weighted average price of Charter common stock during the 60-day period prior to closing of $160 or $170 per share, respectively, and certain other assumptions). However, no fractional shares of GreatLand Connections’ common stock or New Charter Class A common stock will be issued in either of the mergers.

Immediately following the mergers, Comcast shareholders are expected to own approximately 8% of New Charter’s outstanding Class A common stock (assuming a volume weighted average price of Charter common stock during the 60-day period prior to closing of $160 per share and certain other assumptions, and which may be higher or lower than such estimate), and Charter stockholders are expected to own approximately 92% of New Charter’s outstanding Class A common stock. In addition, immediately following the mergers, Comcast shareholders are expected to own approximately 67% of GreatLand Connections’ outstanding common stock and New Charter is expected to own approximately 33% of GreatLand Connections’ outstanding common stock.

Concurrently with the mergers, Charter will exchange with Comcast certain cable systems serving approximately 1.6 million Charter video customers for certain cable systems currently serving approximately 1.5 million Time Warner Cable video customers, in each case together with the relevant customers and the other assets and liabilities primarily related to such systems, in a tax-efficient like-kind exchange. To the extent the EBITDA (as defined in the agreements and further described in the accompanying document) of the exchanged systems for 2014 differs, a cash equalization payment will be made at a valuation of 7.125 times such difference in EBITDA. In addition, there will be a post-closing adjustment between Charter and Comcast to true up for any variance of working capital of the exchanged systems from a normalized level of working capital.

At the same time, Charter will acquire from Comcast certain cable systems currently serving approximately 1.4 million Time Warner Cable video customers, together with the relevant customers and all the other assets and liabilities primarily related to such systems for cash consideration equal to 7.125 times the EBITDA (as defined in the agreements and further described in the accompanying document) of such systems for 2014. The consideration for this asset purchase will be financed with new indebtedness of Charter. Charter will also pay to Comcast amounts representing the tax benefit of the step up it receives in the tax basis of the assets acquired in this asset purchase. Such amounts will be paid as the related tax benefit is realized by Charter over an eight-year period, and an additional payment will be made at the end of such eight-year period in the amount of any remaining tax benefit (on a present value basis) not previously realized by Charter. In addition, there will be a post-closing adjustment between Charter and Comcast to true up for any variance of working capital of the acquired systems from a normalized level of working capital.

Charter recently announced that on March 31, 2015, it entered into a definitive Contribution Agreement (the “Bright House Contribution Agreement”) with Advance/Newhouse Partnership (“A/N”), A/NPC Holdings LLC, New Charter, and Charter Communications Holdings, LLC, a wholly-owned subisidary of Charter (“Charter Holdings”), pursuant to which (i) A/N will contribute the membership interests in Bright House Networks, LLC (“Bright House”) and any other assets (other than certain excluded assets) primarily related to Bright House to Charter Holdings in exchange for cash and LLC membership interests in Charter Holdings and (ii) A/N will contribute certain other Bright House assets to New Charter in exchange for shares of a new class of New Charter stock (the “Class B common stock”) with voting rights generally intended to reflect A/N’s economic interests in New Charter and Charter Holdings (collectively, the “Bright House Transaction”). We expect that the Bright House Transaction will occur after the completion of the Comcast Transactions. In connection with the Bright House Contribution Agreement, Charter also entered into an amended and restated Stockholders Agreement (the “Bright House Stockholders Agreement”) with New Charter, Liberty Broadband Corporation (“Liberty”) and A/N, which Bright House Stockholders Agreement will replace the Company’s existing stockholders agreement with Liberty, as amended October 14, 2014. Charter will separately hold a stockholders’ meeting to consider certain matters relating to these additional transactions, including, as currently contemplated, (i) the issuance of New Charter Class B common stock and common and preferred units of Charter Holdings to A/N, (ii) a sale and issuance of New Charter Class A common stock to Liberty Broadband Corporation (“Liberty”) in connection with the Bright House Transaction, (iii) the effectiveness of certain provisions of the Bright House Stockholders Agreement upon the closing of the Bright House Transaction, and (iv) certain amendments to New Charter’s certificate of incorporation. While certain information regarding the Bright House Transaction is included in this prospectus relating to the Bright House Transaction, you are urged to read the proxy statement when it is filed for additional information.

At a special meeting held on March 17, 2015, Charter stockholders approved the issuance of New Charter Class A common stock to GreatLand Connections’ stockholders in the merger of GreatLand Connections Merger Sub with GreatLand Connections.

This prospectus explains the Comcast Transactions Agreement, the mergers, the merger agreement and the transactions contemplated thereby. You are not being asked to take any action with respect to the Comcast Transactions or the Bright House Transactions at this time.

Sincerely,

Thomas M. Rutledge

President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the transactions described in this prospectus, including the mergers, or the New Charter Class A common stock to be issued pursuant to the merger agreement, or determined if this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense. You should review carefully the risks and uncertainties described under the heading “Risk Factors” on page 25 of this prospectus and under similar headings in the other documents that are incorporated by reference in this prospectus.

The date of this prospectus is                     , 2015.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This prospectus incorporates by reference important business and financial information about Charter from documents filed with the SEC that have not been included herein or delivered herewith. Charter files reports (including annual, quarterly and current reports), proxy statements and other information with the SEC. Copies of Charter’s filings with the SEC are available to investors without charge by request made to Charter in writing, by telephone or by email with the following contact information or through Charter’s website at www.charter.com:

Charter Communications, Inc.

400 Atlantic Street Stamford, Connecticut 06901

Attention: Investor Relations Telephone: (203) 905-7801

Charter’s filings with the SEC are available to the public over the Internet at the SEC’s website at www.sec.gov, or at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the public reference facilities.

The SEC allows certain information to be “incorporated by reference” into this prospectus. This means that Charter can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus or in any document subsequently filed by Charter that is also incorporated or deemed to be incorporated by reference. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC and any future filings by Charter or New Charter under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus to the date of the effectiveness of this registration statement, except, in any such case, for any information therein which has been furnished rather than filed, which shall not be incorporated herein. Subsequent filings with the SEC will automatically modify and supersede information in this prospectus. These subsequent filings contain important information about Charter and its financial condition.

This prospectus, and the Registration Statement of which this prospectus forms a part, hereby incorporate by reference the following documents which Charter has filed with the SEC:

•	Charter’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on February 24, 2015;

•	Portions of the Charter Definitive Proxy Statement filed with the SEC on March 18, 2015 that are incorporated by reference into the annual report;

•	Charter’s Current Reports on Form 8-K, filed with the SEC on March 13, 2015, March 18, 2015, April 1, 2015, April 6, 2015, and April 13, 2015 (in each case excluding any information furnished but not filed); and

•	Charter’s Current Report on Form 8/K-A filed with the SEC on September 6, 2013 (with respect to Exhibit 99.3 only).

If you are a Charter stockholder and you have any questions about the proposed transactions, please contact Charter’s Investor Relations Department at (203) 905-7801.

NONE OF CHARTER, CCH I, LLC, CHARTER MERGER SUB, GREATLAND CONNECTIONS MERGER SUB, COMCAST OR GREATLAND CONNECTIONS HAS AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ABOUT THE PROPOSED TRANSACTIONS OR ABOUT CHARTER, CCH I, LLC, CHARTER MERGER SUB, GREATLAND CONNECTIONS MERGER SUB, COMCAST OR GREATLAND CONNECTIONS THAT DIFFERS FROM OR ADDS TO THE INFORMATION IN THIS PROSPECTUS OR THE DOCUMENTS THAT CHARTER OR CCH I, LLC PUBLICLY FILES WITH THE SECURITIES AND EXCHANGE COMMISSION. THEREFORE, IF ANYONE GIVES YOU DIFFERENT OR ADDITIONAL INFORMATION, YOU SHOULD NOT RELY ON IT.

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IF YOU ARE IN A JURISDICTION WHERE OFFERS TO EXCHANGE OR SELL, OR SOLICITATIONS OF OFFERS TO EXCHANGE OR PURCHASE, THE SECURITIES OFFERED BY THIS PROSPECTUS ARE UNLAWFUL, OR IF YOU ARE A PERSON TO WHOM IT IS UNLAWFUL TO DIRECT THESE TYPES OF ACTIVITIES, THEN THE OFFER PRESENTED IN THIS PROSPECTUS DOES NOT EXTEND TO YOU.

THE INFORMATION CONTAINED IN THIS PROSPECTUS SPEAKS ONLY AS OF ITS DATE UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE HEREOF. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN ANY DOCUMENT INCORPORATED BY REFERENCE HEREIN IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF SUCH DOCUMENT. ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE INTO THIS DOCUMENT WILL BE DEEMED TO BE MODIFIED OR SUPERSEDED TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE INTO THIS DOCUMENT MODIFIES OR SUPERSEDES THAT STATEMENT. ANY STATEMENT SO MODIFIED OR SUPERSEDED WILL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE A PART OF THIS DOCUMENT. NEITHER THE MAILING OF THIS DOCUMENT TO THE RESPECTIVE STOCKHOLDERS OF CHARTER AND COMCAST, NOR THE TAKING OF ANY ACTIONS CONTEMPLATED HEREBY BY CHARTER OR COMCAST OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES AT ANY TIME WILL CREATE ANY IMPLICATION TO THE CONTRARY.

ABOUT THIS DOCUMENT

CCH I, LLC (“New Charter”) previously filed a registration statement on Form S-4 (Registration No. 333-200809) (the “Initial Registration Statement”) to register with the SEC shares of New Charter Class A common stock to be issued pursuant to the Comcast Transactions Agreement, dated as of April 25, 2014, among Charter Communications, Inc. and Comcast Corporation. The Initial Registration Statement constituted a prospectus of New Charter under Section 5 of the Securities Act of 1933, as amended, and the rules thereunder, with respect to the shares of New Charter Class A common stock to be issued to GreatLand Connections stockholders and Charter stockholders in the Comcast Transactions (the “Stock Issuance”). The Initial Registration Statement also constituted a proxy statement under Section 14(a) of the Exchange Act and a notice of meeting and action to be taken with respect to the Charter special meeting of stockholders at which Charter stockholders considered and voted on the proposal to approve the issuance of shares of New Charter Class A common stock to GreatLand Connections’ stockholders in connection with the merger of GreatLand Connections Merger Sub into GreatLand Connections as described in this prospectus. A separate registration statement has also been filed by Midwest Cable, Inc. with respect to the spin-off of Midwest Cable, Inc. common stock to Comcast shareholders. The Initial Registration Statement was declared effective by the SEC on February 17, 2015. At the Charter special meeting held on March 17, 2015, Charter stockholders approved each of the proposals described in the Initial Registration Statement.

On March 31, 2015, Charter entered into a definitive Contribution Agreement (the “Bright House Contribution Agreement”) with Advance/Newhouse Partnership (“A/N”), A/NPC Holdings LLC, New Charter, and Charter Communications Holdings, LLC, a wholly-owned subsidiary of Charter (“Charter Holdings”), pursuant to which (i) A/N will contribute the membership interests in Bright House Networks, LLC (“Bright House”) and any other assets (other than certain excluded assets) primarily related to Bright House to Charter Holdings in exchange for cash and LLC membership interests in Charter Holdings and (ii) A/N will contribute certain other Bright House assets to New Charter in exchange for shares of a new class of New Charter stock (the “Class B common stock”) with voting rights generally intended to reflect A/N’s economic interests in New Charter and Charter Holdings (collectively, the “Bright House Transaction”). We expect that the Bright House Transaction will occur after the completion of the Comcast Transactions described in the Initial Registration Statement. In connection with the Bright House Contribution Agreement, Charter also entered into an amended and restated Stockholders Agreement (the “Bright House Stockholders Agreement”) with New Charter, Liberty Broadband Corporation (“Liberty”) and A/N, which Bright House Stockholders Agreement will replace the Company’s existing stockholders agreement with Liberty, as amended October 14, 2014.

This Post-Effective Amendment No. 2 to the Initial Registration Statement on Form S-4 (this “Amendment”) restates the prospectus included in the Initial Registration Statement as a prospectus with respect to the registration of the issuance of New Charter Class A common stock to be issued to GreatLand Connections stockholders in the Comcast Transactions to reflect the Bright House Transaction and other events arising after the effective date of the Initial Registration Statement. Charter does not anticipate holding another stockholder meeting with respect to any of the proposals described in the Initial Registration Statement and this Amendment does not constitute a proxy statement or a solicitation of proxies from Charter stockholders with respect to any matter. In addition, Charter expects to file a separate proxy statement with the SEC in connection with the Bright House Transaction (the “Bright House Proxy Statement”) in connection with a separate meeting of Charter’s stockholders relating to the Bright House Transaction. The Bright House Proxy Statement will include additional disclosure about the Bright House Transaction. It is currently expected that Charter stockholders will be asked to approve certain matters in connection with the Bright House Transaction, including: (i) the issuance of New Charter Class B common stock to A/N and common and preferred units of Charter Holdings to A/N, (ii) the sale and issuance of New Charter Class A Common Stock to Liberty, (iii) the effectiveness of certain provisions of the Bright House Stockholders Agreement upon the closing of the Bright House Transaction, and (iv) certain amendments to New Charter’s certificate of incorporation.

As allowed by SEC rules, this prospectus does not contain all of the information you can find in New Charter’s registration statement or its exhibits. For further information pertaining to Charter, New Charter and the shares of New Charter Class A common stock to be issued, reference is made to that registration statement and its exhibits. Statements contained in this document or in any document incorporated in this document by reference as to the contents of any contract or other document referred to within this document or other documents that are incorporated by reference are not necessarily complete and, in each instance, reference is made to the copy of the applicable contract or other document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each statement contained in this document is qualified in its entirety by reference to the underlying documents. We encourage you to read the registration statement. You may obtain copies of the Form S-4 (and any amendments to those documents) by following the instructions under “Where You Can Find Additional Information.” In addition, the Charter, Time Warner Cable and GreatLand Connections customer counts included in this prospectus are based on respective Charter, Time Warner Cable and Comcast reporting methodologies, where there may be small definitional differences, and which may result in small differences in the numbers reported by the respective companies.

Comcast Corporation has supplied certain information contained in this prospectus relating to Comcast and GreatLand Connections Inc. Charter Communications, Inc. has supplied all information contained in or incorporated by reference into this prospectus relating to Charter, New Charter, Charter Merger Sub, and GreatLand Connections Merger Sub. Comcast and Charter have each contributed certain information relating to the Comcast Transactions.

RECENT DEVELOPMENTS

On March 31, 2015, Charter entered into a definitive Contribution Agreement (the “Bright House Contribution Agreement”) with A/N, A/NPC Holdings LLC, New Charter, and Charter Holdings, pursuant to which (i) A/N will contribute the membership interests in Bright House and any other assets (other than certain excluded assets) primarily related to Bright House to Charter Holdings in exchange for cash and LLC membership interests in Charter Holdings and (ii) A/N will contribute certain other Bright House assets to New Charter (which will become the parent company of Charter following the Comcast Transactions) in exchange for shares of a new class of New Charter stock (the “Class B common stock”) with voting rights generally intended to reflect A/N’s economic interests in New Charter and Charter Holdings (collectively, the “Bright House Transaction”). In connection with the Bright House Contribution Agreement, Charter also entered into an amended and restated Stockholders Agreement (the “Bright House Stockholders Agreement”) with New Charter, Liberty and A/N, which Bright House Stockholders Agreement will replace Charter’s existing stockholders agreement with Liberty, as amended October 14, 2014. The Bright House Contribution Agreement has been approved by the Board of Directors of Charter and the Bright House Stockholders Agreement and the transactions with Liberty have been approved by the members of the Board of Directors of Charter that are not affiliated with Liberty.

Bright House Contribution Agreement

In consideration of the Bright House Transaction, Charter Holdings will pay to A/N approximately $2.0 billion in cash and issue to A/N convertible preferred units of Charter Holdings with an aggregate liquidation preference of approximately $2.5 billion which will pay a 6% coupon, and approximately 33.4 million common units of Charter Holdings priced at $172.9963 (the “Reference Price”) per unit. The convertible preferred units of Charter Holdings will be convertible into common units of Charter Holdings, with an initial conversion price of $242.19, a 40% premium to the Reference Price, subject to certain adjustments. The common units of Charter Holdings will be exchangeable by the holder, in certain circumstances, for cash or, at the election of New Charter, New Charter Class A common stock on a one-for-one basis, subject to certain adjustments. The Bright House Contribution Agreement further provides that A/N will contribute certain Bright House assets to New Charter in exchange for approximately 890,000 shares of new Class B common stock of New Charter. Class B common stock will be equivalent, economically, to Class A common stock but will initially have 50 votes per share, subject to adjustments from time to time of the voting power of the Class B common stock as necessary so that the total number of votes will reflect the voting power of the Charter Holdings common units (other than those owned by Charter) and the exchangeable preferred units on an as-converted, as-exchanged basis.

The transaction contemplated by the Bright House Contribution Agreement is subject to completion of Charter’s previously-announced Comcast Transactions, certain regulatory approvals, the approval of certain matters related to the Bright House Transaction by Charter’s stockholders, and other customary closing conditions. In addition, A/N has a “right of first offer” obligation under its existing agreements with subsidiaries of Time Warner Cable Inc. (“TWC”) to offer to TWC the assets being contributed to Charter on the same terms as have been agreed with Charter, and the Bright House Transaction is conditioned upon the completion of that process.

The Bright House Contribution Agreement may be terminated in certain customary circumstances, as well as, among other termination rights, in certain circumstances depending on the outcome of the “right of first offer” described above. In certain circumstances where the Bright House Contribution Agreement is terminated, Charter or A/N may be obligated to pay $100 million to the other.

The Bright House Contribution Agreement includes customary representations and warranties, indemnities, and covenants regarding the conduct of business between signing and closing. A/N has also agreed to use its reasonable best efforts to secure, and minimize the scope of, transitional services that may be required from TWC following the closing of the Bright House Transaction.

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The foregoing description of the Bright House Contribution Agreement does not purport to be complete and is qualified in its entirety by reference to the Bright House Contribution Agreement which was filed as Exhibit 2.1 to Charter’s Current Report on Form 8-K, filed April 1, 2015 and is incorporated herein by reference.

Bright House Stockholders Agreement

In connection with the Bright House Contribution Agreement, Charter and New Charter entered into the Bright House Stockholders Agreement . The Company’s existing stockholders agreement with Liberty will remain in effect until the closing of the Bright House Transaction, although certain provisions of the Bright House Stockholders Agreement became effective upon execution thereof. In connection with the execution of the Bright House Stockholders Agreement, Liberty has agreed to purchase from New Charter $700 million of Charter Class A common stock at the Reference Price (the “Initial Commitment”). In addition, Liberty may, within 105 days following the date of the Bright House Stockholders Agreement, commit to purchase at the closing of the Bright House Transaction, at the same price per share as in the Initial Commitment, a number of additional shares of New Charter Class A Common Stock that would, together with the shares purchased pursuant to the Initial Commitment, cause its equity interest to equal 19.01%, for the issuances contemplated by the previously-announced Comcast Transactions, the Initial Commitment, and the Bright House Contribution Agreement. Liberty has agreed to vote all of its shares in favor of the matters relating to the Bright House Transaction at the Charter stockholders meeting to be held in connection therewith.

Under the terms of the Bright House Stockholders Agreement, the number of New Charter directors will be fixed at thirteen. Upon the closing of the Bright House Transaction, three designees selected by A/N and three designees selected by Liberty will become members of the board of directors. The remaining seven directors (the “unaffiliated directors”) will be selected by the nominating committee of the board of Charter by the approval of both a majority of the committee and a majority of the unaffiliated directors on the committee. Going forward, each of A/N and Liberty will be entitled to designate three nominees to be elected as directors provided that each maintains certain specified voting or equity ownership thresholds. Each of A/N and Liberty will be entitled to appoint one or more directors to each of the committees of the Charter board of directors, subject to applicable stock exchange listing rules and certain specified voting or equity ownership thresholds for each of A/N and Liberty, and provided that the nominating and compensation committees will have at least a majority of unaffiliated directors. A/N and Liberty also will have certain other committee designation and other governance rights. Mr. Thomas Rutledge will be offered to be the CEO and new chairman of New Charter with a new five-year employment agreement to be negotiated prior to the closing of the Bright House Transaction, and in the event that Mr. Rutledge does not agree to serve as the new chairman then the parties to the Bright House Stockholders Agreement will mutually agree on the appointment of a new chairman. The chairman of the board must be Independent (as defined in the Bright House Stockholders Agreement) from each of Liberty and A/N, and each of Liberty and A/N have the right in certain circumstances to have a director designee on any committee formed to search for a CEO candidate or to nominate a chairman of the board (other than the chairman to be appointed at the closing of the Bright House Transaction).

Each of A/N and Liberty will be subject to certain limits on acquisitions of New Charter shares. In addition, any shares owned by A/N or Liberty in excess of its applicable voting cap (23.5% in the case of A/N; 25.01% in the case of Liberty) must be voted in proportion to the public stockholders of New Charter, other than with respect to certain specified matters. At the closing of the transaction, A/N and Liberty will enter into an agreement pursuant to which A/N will grant to Liberty a 5 year irrevocable proxy to vote, subject to certain exceptions, up to 6.0% of the outstanding voting power of New Charter attributable to the shares of New Charter owned by A/N, as well as a right of first refusal to purchase certain shares from A/N in the event it decides to dispose of such shares. Each of A/N and Liberty will be subject to certain standstill provisions and shall not be permitted to form a group, within the meaning of Regulation 13D, with each other or otherwise have arrangements or understandings concerning New Charter except as otherwise permitted by the Bright House Stockholders Agreement.

Each of A/N and Liberty will be entitled to preemptive rights to maintain their respective percentage equity ownership of New Charter in certain specified circumstances and to the extent that each maintains certain specified thresholds of vote or equity ownership in Charter. Each of A/N and Liberty will be subject to certain restrictions on their ability to sell, transfer or dispose of their New Charter securities.

The number of directors that each of A/N and Liberty are entitled to nominate will decrease, and, generally, the other rights of each of A/N and Liberty will terminate, as such party falls below certain vote or equity ownership thresholds, subject to certain grace periods during which such party can return its ownership or voting interest to the applicable threshold. Upon completion of the previously announced transactions with Comcast, the provisions applicable to Charter under the Bright House Stockholders Agreement will become applicable to New Charter.

The foregoing description of the Bright House Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Bright House Stockholders Agreement which is filed as Exhibit 4.1 hereto and is incorporated herein by reference.

HELPFUL INFORMATION

In this document:

“A/N” means Advance/Newhouse Partnership.

“Asset Purchase Agreement” means the Asset Purchase Agreement by and among Charter, Comcast and certain affiliates of Comcast and Charter expected to be entered into pursuant to the Comcast Transactions Agreement.

“Bright House” or “BHN” means Bright House Networks, LLC.

“Bright House Contribution Agreement” means the Contribution Agreement dated, March 31, 2015, by and among Charter, New Charter, A/N, A/NPC Holdings LLC, and Charter Holdings.

“Bright House Stockholders Agreement” means the Bright House Stockholders Agreement dated March 31, 2015, by and among, Liberty, A/N. Charter and New Charter.

“Bright House Proxy Statement” means the proxy statement expected to be filed by Charter with the SEC in connection with the Bright House Transaction.

“Bright House Transaction” means the transaction contemplated by the Bright House Contribution Agreement.

“Charter” means Charter Communications, Inc., a Delaware corporation.

“Charter Holdings” means Charter Communications Holdings, LLC, a wholly owned subsidiary of Charter.

“Charter Merger” means the merger of Charter Merger Sub with and into Charter, with Charter continuing as the surviving entity.

“Charter Merger Sub” means CCH I Charter Merger Sub, LLC, a Delaware limited liability company, and wholly owned subsidiary of New Charter.

“Charter Services Agreement” means the Services Agreement between GreatLand Connections and Charter Communications Operating, LLC expected to be entered into pursuant to the Comcast Transactions Agreement.

“Charter Share Valuation” means the volume weighted average trading price of Charter Class A Common Stock on the NASDAQ over the trading days occurring during the 60 consecutive calendar days ending the trading day immediately prior to the Closing Date, as determined by reference to the screen entitled “CHTR <EQUITY> AQR” as reported by Bloomberg L.P. (without regard to pre-open or after hours trading outside of any regular trading session for such trading days).

“Code” means the Internal Revenue Code, as amended, together with the rules and regulations promulgated thereunder.

“Comcast” means Comcast Corporation, a Pennsylvania corporation.

“Comcast Transactions” means the transactions contemplated by the Separation Agreement, the Merger Agreement, the Exchange Agreement and the Asset Purchase Agreement, which provide, among other things, for the Contribution and Spin-Off, the Mergers, the Exchange and the Asset Purchase, as described in “The Comcast Transactions.”

“Comcast Transactions Agreement” means the Comcast Transactions Agreement by and between Comcast and Charter, dated April 25, 2014.

“Communications Act” means the Communications Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“Contribution” means the transfer by Comcast of the GreatLand Connections Systems, together with the relevant customers and all the other assets and liabilities primarily related to the GreatLand Connections Systems to GreatLand Connections, as contemplated by the Separation Agreement.

“DGCL” means the Delaware General Corporation Law.

“DOJ” means the Antitrust Division of the Department of Justice.

“Exchange” means the exchange of certain cable systems, together with the relevant customers and all the other assets and liabilities primarily related to such systems, as contemplated by the Exchange Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“Exchange Agreement” means the Exchange Agreement by and among Charter, Comcast and certain affiliates of Charter and Comcast expected to be entered into pursuant to the Comcast Transactions Agreement.

“Employee Matters Agreement” means one or more Employee Matters Agreements between Charter and Comcast expected to be entered into pursuant to the Comcast Transactions Agreement.

“FCC” means the Federal Communications Commission.

“FTC” means the Federal Trade Commission.

“GreatLand Connections” means Midwest Cable Inc., a Delaware corporation and wholly owned subsidiary of Comcast, and which, after the completion of the GreatLand Connections Merger, expects to change its name to GreatLand Connections Inc.

“GreatLand Connections Business” means the business, operations and activities primarily related to the GreatLand Connections Systems.

“GreatLand Connections Merger” means the merger of GreatLand Connections Merger Sub with and into GreatLand Connections, with GreatLand Connections continuing as the surviving entity.

“GreatLand Connections Merger Consideration” means the shares of New Charter common stock to be issued to the holders of GreatLand Connections common stock in the GreatLand Connections Merger.

“GreatLand Connections Merger Sub” means CCH I Spinco Sub LLC, a Delaware limited liability company and wholly owned subsidiary of New Charter.

“GreatLand Connections Systems” has the meaning given in the Separation Agreement.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Implementing Agreements” means, as currently contemplated, the Merger Agreement, the Separation Agreement, the Exchange Agreement, the Asset Purchase Agreement, the Tax Matters Agreement and the Shareholder Agreement, and certain other agreements in connection with the Separation, the Purchase and the Exchange.

“IRS” means the U.S. Internal Revenue Service or any successor thereto, including its agents, representatives and attorneys.

“Liberty” means Liberty Media Corporation, a Delaware corporation, prior to November 4, 2014, and Liberty Broadband Corporation, a Delaware Corporation, after such date.

“Merger Agreement” means the Agreement and Plan of Merger by and among GreatLand Connections, Charter, New Charter, Charter Merger Sub, GreatLand Connections Merger Sub and Comcast expected to be entered into pursuant to the Comcast Transactions Agreement.

“Mergers” means the Charter Merger and the GreatLand Connections Merger.

“NASDAQ” means the NASDAQ Global Select Market.

“New Charter” means CCH I, LLC, a Delaware limited liability company and wholly owned subsidiary of Charter, which will be converted into a Delaware corporation in accordance with Section 265 of the DGCL and renamed Charter Communications, Inc. in connection with the Charter Merger.

“Predecessor Company” means Charter and its subsidiaries prior to and through November 30, 2009.

“Purchase” means the acquisition by Charter of certain cable systems currently owned by Time Warner Cable, together with the relevant customers and all the other assets and liabilities primarily related to such systems, as contemplated by the Asset Purchase Agreement.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

“Separation Agreement” means the Contribution, Separation and Spin-Off Agreement between Comcast and GreatLand Connections expected to be entered into pursuant to the Comcast Transactions Agreement.

“Share Issuance” means the issuance of shares by New Charter in the GreatLand Connections Merger.

“Spin-Off” means the distribution by Comcast of all of the GreatLand Connections shares to the holders of outstanding shares of Comcast common stock (including former Time Warner Cable stockholders).

“Transition Services Agreement” means the Transition Services Agreement between Comcast and GreatLand Connections expected to be entered into pursuant to the Comcast Transactions Agreement.

“Successor Company” means Charter and its subsidiaries subsequent to November 30, 2009.

“Tax Matters Agreement” means the Tax Matters Agreement to be entered into among Comcast, GreatLand Connections and New Charter substantially in the form attached as an Exhibit to the Separation Agreement.

“Time Warner Cable” means Time Warner Cable Inc., a Delaware corporation.

“TWC Merger” means the merger between Time Warner Cable and Comcast contemplated by the TWC Merger Agreement.

“TWC Merger Agreement” means the Agreement and Plan of Merger dated as of February 12, 2014, by and among Time Warner Cable, Comcast and Tango Acquisition Sub, Inc.

QUESTIONS AND ANSWERS ABOUT THE COMCAST TRANSACTIONS

The following are some of the questions and answers that are intended to address briefly some commonly asked questions regarding the Comcast Transactions. For more detailed information about the matters discussed in these questions and answers, see “The Comcast Transactions”, and “The Implementing Agreements”. These questions and answers, as well as the Summary, are not meant to be a substitute for the information contained in the remainder of this prospectus, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this prospectus. Stockholders are urged to read this prospectus in its entirety. Additional important information is also contained in the annexes to this prospectus. You should pay special attention to the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 25 and 47.

About the Comcast Transactions

Q:	What are the transactions described in this prospectus?

A:	As further described in the next few questions and answers, in “The Comcast Transactions” and elsewhere in this prospectus, the Comcast Transactions consist of: (i) a contribution of the GreatLand Connections Systems to GreatLand Connections, (ii) a special dividend of cash and GreatLand Connections debt by GreatLand Connections to Comcast, (iii) a debt-for-debt exchange of GreatLand Connections debt held by Comcast for Comcast debt, which we refer to as the “debt-for-debt exchange,” (iv) the spin-off of GreatLand Connections to Comcast’s shareholders, (v) the merger of Charter Merger Sub with and into Charter, resulting in New Charter becoming the publicly traded holding company of Charter, (vi) the merger of GreatLand Connections Merger Sub with and into GreatLand Connections, resulting in New Charter owning approximately 33% of GreatLand Connections’ outstanding common stock and Comcast stockholders owning approximately 8% of New Charter’s outstanding Class A common stock (assuming a volume weighted average price of Charter common stock during the 60-day period prior to closing of $160 per share and certain other assumptions, and which may be higher or lower than such estimate), (vii) the like-kind exchange of certain cable systems between Charter and Comcast, (viii) Charter’s purchase of certain cable systems from Comcast, and (ix) the other transactions contemplated by the Comcast Transactions Agreement.

Following the completion of the Comcast Transactions, Charter expects to complete the Bright House Transaction. For additional information about the Bright House Transaction, see “Recent Developments” and the Bright House Proxy Statement that is expected be filed with the SEC when it becomes available.

Q:	What will happen in the Contribution and Spin-Off?

A:	Comcast has formed a new entity, GreatLand Connections, which will hold and operate the GreatLand Connections Systems, the relevant subscribers and any other assets, investments and businesses primarily related to the GreatLand Connections Systems and will also assume liabilities primarily related to the GreatLand Connections Systems and other assets transferred by Comcast to GreatLand Connections.

GreatLand Connections (directly and through its subsidiaries) is expected to incur new indebtedness in an amount equal to 5.0 times the 2014 EBITDA of the GreatLand Connections Systems (as such term is defined by GreatLand Connections’ financing sources for purposes of the financing). The indebtedness will consist of (i) credit facilities or new issuance of notes to be used to fund cash distributions to Comcast and for general corporate purposes and (ii) notes newly issued by GreatLand Connections to Comcast, which notes will enable Comcast to complete a debt-for-debt exchange whereby one or more financial institutions will exchange debt securities of Comcast for the new GreatLand Connections notes held by Comcast. In addition, GreatLand Connections is expected to have a $750 million unfunded revolving line of credit to facilitate day-to-day operations and cash flow.

To effect this debt-for-debt exchange, third-party financial institutions will conduct a debt tender offer for existing Comcast notes and will offer the new GreatLand Connections notes. Charter and Comcast will determine the cap on the expenses to be incurred in connection with the debt tender offer. If the cap is not sufficient to allow purchases in the debt tender offer, or the debt tender offer does not result in actual tenders of notes that would be exchanged for GreatLand Connections notes resulting in GreatLand Connections leverage equal to 5.0 times the 2014 EBITDA of the GreatLand Connections Systems, each of Charter and Comcast will have the right to fund additional tender premium at its own expense to increase GreatLand Connections leverage. If the amount of Comcast notes ultimately tendered would, following the exchange for new GreatLand Connections notes, result in GreatLand Connections leverage of less than 2.5 times 2014 EBITDA of the GreatLand Connections Systems, the Comcast Transactions may be terminated. If, as a result of the debt-for-debt exchange, the GreatLand Connections leverage is at least 2.5 times but less than 5.0 times 2014 EBITDA of the GreatLand Connections Systems, New Charter will increase the GreatLand Connections Merger Consideration in accordance with the formula described in “The Comcast Transactions—The Mergers.” Following the settlement of the debt tender offer, GreatLand Connections notes to be issued to Comcast may be priced in the market on a best-efforts basis, in a principal amount (less original issue discount, if any) equal to the value of tendered Comcast notes, and Comcast may seek to have the banks exchange the GreatLand Connections notes held by Comcast for the tendered Comcast notes.

Following the distribution and debt-for-debt exchange, Comcast will distribute all of the GreatLand Connections shares to the holders of outstanding shares of Comcast common stock in the Spin-Off. The Spin-Off will occur after the closing of the Time Warner Cable merger and will be made pro rata to holders of Comcast common stock as of the record date for the Spin-Off.

Q:	What will happen in the Charter Merger?

A:	The Charter Merger is a reorganization of Charter that, in itself, is not intended to change the ultimate economic or voting interests of Charter stockholders or the assets or liabilities of Charter and its subsidiaries. Following the Spin-Off, New Charter will convert into a corporation. Charter Merger Sub will merge with and into Charter in the Charter Merger with the effect that each share of Class A common stock of Charter will be converted into one share of Class A common stock of New Charter, and New Charter will survive as the publicly-traded parent company of Charter. The exchange of shares of New Charter Class A common stock for each existing share of Charter Class A common stock is being registered in this registration statement. New Charter will become the new holding company of Charter and its Class A common stock will be traded on the NASDAQ under the same ticker symbol, CHTR, as currently used by Charter.

Q:	What will happen in the GreatLand Connections Merger?

A:	GreatLand Connections Merger Sub will merge with and into GreatLand Connections, with GreatLand Connections surviving in the GreatLand Connections Merger. In the GreatLand Connections Merger, (i) New Charter will acquire an amount of GreatLand Connections shares (estimated to be approximately 33% of the GreatLand Connections shares) that will result in historic Comcast shareholders (not including former Time Warner Cable stockholders and disregarding public trading for purposes of this calculation) holding at least 50.75% of the GreatLand Connections shares, and (ii) in exchange for a number of GreatLand Connections shares determined as described below. After the Spin-Off, Comcast will not have any ownership interest in GreatLand Connections or New Charter. New Charter will be subject to certain purchase restrictions with respect to the GreatLand Connections shares until the fourth anniversary of the closing of the GreatLand Connections Merger, and Comcast will be subject to certain purchase restrictions with respect to the GreatLand Connections shares until the eighth anniversary of the closing of the GreatLand Connections Merger.

Q:	Where can I find more information about GreatLand Connections?

A:	Information about GreatLand Connections can be found throughout this prospectus, including in the Appendix. In addition, Midwest Cable, Inc. has filed a Registration Statement on Form S-1 containing additional information regarding GreatLand Connections.

Q:	How will the number of shares issued in the Share Issuance be determined?

A:	The number of shares issued in the Share Issuance will be determined based upon the following formula. Following the GreatLand Connections Merger, New Charter’s ownership percentage in GreatLand Connections will be equal to an amount that will result in historic Comcast shareholders (not including Time Warner Cable stockholders and disregarding public trading for the purposes of this calculation) holding at least 50.75% of the GreatLand Connections’ shares. New Charter’s ownership percentage in GreatLand Connections is currently estimated to be approximately 33%. To calculate the number of shares issued in the Share Issuance, the enterprise value of GreatLand Connections will be calculated (for purposes of the Share Issuance) as the product of 7.125 and the Carveout 2014 EBITDA (as defined in the Comcast Transactions Agreement) of the GreatLand Connections systems, plus the fair market value of any non-system assets of GreatLand Connections. From this, the amount of GreatLand Connections indebtedness as of the closing (subject to further adjustment as provided in the Comcast Transactions Agreement) will be deducted to estimate the equity value of GreatLand Connections (for purposes of the Share Issuance). This equity value, plus the amount of certain financing fees for the transaction, will be multiplied by New Charter’s percentage ownership to obtain the value (for purposes of the Share Issuance) of New Charter’s interest in GreatLand Connections.

Once the value of New Charter’s interest in GreatLand Connections has been determined, New Charter shares having an equal value will be issued to the stockholders of GreatLand Connections. These New Charter shares will be valued based upon the 60-calendar-day volume weighted average price of Charter shares ending on the last trading day prior to closing.

As an example, if the Carveout 2014 EBITDA is $1,754 million, the fair value of non-system assets of GreatLand Connections is $0, the amount of GreatLand Connections debt at closing is $7,800 million, the amount of certain financing fees for the transaction is $107 million, and New Charter’s ownership percentage in GreatLand Connections is 33.2%, the value of New Charter’s interest would be determined (for purposes of the Share Issuance) to be ((7.125 x 1,754) + 0 – 7,800 + 107) x 33.2% = approximately $1,595 million. If the 60-calendar-day volume weighted average price of Charter shares ending on the last trading day prior to closing is equal to $150, then 1,595 / 150 = approximately 10.6 million New Charter shares would be issued. If this weighted average price were instead $140 or $160, then approximately 11.4 million or approximately 10.0 million New Charter shares, respectively, would be issued to GreatLand Connections’ stockholders.

The purpose of the formula-based approach is to align the number of shares to be issued to the most recent and comprehensive financial information relating to GreatLand Connections and the value of Charter shares at the time of the Share Issuance. Because the number of shares to be issued is based on a formula and on financial information that is still being prepared and audited, the Comcast Transactions Agreement also provides for a review process to allow Charter and GreatLand Connections to verify the basis of the calculation. If this review is completed post-closing, there will be a post-closing adjustment in the form of a cash payment from GreatLand Connections to Comcast or from Comcast to GreatLand Connections and there will be no accompanying change in the number of shares to be issued.

Immediately following the Mergers (not accounting for the Bright House Transaction), Comcast shareholders are expected to own approximately 8% of New Charter’s outstanding Class A common stock (assuming a volume weighted average price of Charter common stock during the 60-day period prior to closing of $160 per share and certain other assumptions), and Charter stockholders are expected to own approximately 92% of New Charter’s outstanding Class A common stock. In addition, immediately following the Mergers, Comcast shareholders are expected to own approximately 67% of GreatLand Connections’ outstanding common stock and New Charter is expected to own approximately 33% of GreatLand Connections’ outstanding common stock.

Q:	What will happen in the Exchange?

A:	At closing, Charter will exchange with Comcast certain systems serving approximately 1.6 million Charter video customers for certain cable systems currently serving approximately 1.5 million Time Warner Cable video customers, in each case together with the relevant subscribers and all other assets and liabilities primarily related to such systems in a tax-efficient like-kind exchange. To the extent Carveout 2014 EBITDA (as defined in the Exchange Agreement) of the exchanged systems differs, a cash equalization payment will be made at a valuation of 7.125 times such difference in EBITDA. In addition, there will be a post-closing adjustment between Charter and Comcast to true up for any variance of working capital of the exchanged systems from a normalized level of working capital.

Q:	What will happen in the Purchase?

A:	At closing, Charter will acquire from Comcast certain cable systems currently owned by Time Warner Cable and not included in the Exchange, currently serving approximately 1.4 million Time Warner Cable video customers, together with the relevant subscribers and all the other assets and liabilities primarily related to such systems for cash consideration equal to 7.125 times Carveout 2014 EBITDA (as defined in the Asset Purchase Agreement) of such systems. The consideration for the Purchase will be financed with new indebtedness of Charter, a substantial portion of which is currently held in escrow pending the closing of the Comcast Transactions. Charter will also pay to Comcast amounts representing the tax benefit of the step-up it receives in the tax basis of the assets acquired in the Purchase. Such amounts will be paid as the related tax benefit is realized by Charter over an eight-year period, and an additional payment will be made at the end of such eight-year period in the then-present value of any remaining tax benefit.

Q:	Who will serve on the New Charter board of directors following completion of the Mergers?

A:	The directors of New Charter following the closing of the Mergers are expected to be the directors of Charter immediately prior to the closing of the Mergers.

Q:	Will Charter’s current senior management team manage the business of New Charter and Charter after the Comcast Transactions?

A:	Yes. Charter anticipates that its senior management team will continue to manage the business of New Charter and Charter after the Comcast Transactions. See “The Comcast Transactions—Board of Directors and Executive Officers of New Charter Following the Merger; Operations Following the Merger”.

Q:	Will Charter incur indebtedness in connection with the Comcast Transactions?

A:	Yes. The consideration for the Purchase will be financed with new indebtedness of Charter. This financing, subject to certain conditions, has been committed or obtained and to the extent obtained is being held in escrow pending the closing of the Comcast Transactions. Charter obtained $8.4 billion of committed financing from several leading investment banks, of which $7.0 billion has been raised and is currently held in escrow. The funds currently held in escrow include a $3.5 billion Term Loan G and $3.5 billion principal amount of new Senior Notes due 2022 and 2024. An additional $1.0 billion has been committed, but not issued, as Term Loan A-2 leaving $400 million of committed financing outstanding. In addition to the committed financing, Charter has secured an incremental senior secured revolving credit facility equal to $500 million. See “Debt Financing”.

Q:	How will the rights of stockholders of Charter change after the Charter Merger?

A:	The rights of stockholders of Charter will not change as a result of the Charter Merger. The amended and restated certificate of incorporation and amended and restated bylaws of New Charter will grant stockholders the same rights as the amended and restated certificate of incorporation and amended and restated bylaws of Charter before the Charter Merger.

Q:	What are the material tax consequences to Charter and GreatLand Connections stockholders resulting from the Charter Merger and the GreatLand Connections Merger?

A:	The parties intend for the Charter Merger and the GreatLand Connections Merger, taken together, to qualify as a transaction described in Section 351 of the Code. The obligation of Charter, New Charter, Charter Merger Sub and GreatLand Connections Merger Sub to complete the Mergers is conditioned upon the receipt of an opinion from Wachtell, Lipton, Rosen & Katz, special counsel to Charter, to the effect that the Mergers, taken together, will be treated as a transaction described in Section 351 of the Code. The obligation of Comcast and GreatLand Connections to complete the GreatLand Connections Merger is conditioned upon Comcast’s receipt of an opinion from Davis Polk & Wardwell LLP, counsel to Comcast, to the effect that the Mergers, taken together, will be treated as a transaction described in Section 351 of the Code. These opinions will be based upon representations made by Comcast, Charter, New Charter, Charter Merger Sub, GreatLand Connections Merger Sub and GreatLand Connections.

Accordingly, and based on the foregoing opinions, a holder of Charter Class A common stock or GreatLand Connections Class A-1 common stock will not recognize any gain or loss on the exchange of such holder’s stock for New Charter Class A common stock in the Charter Merger or the GreatLand Connections Merger, as applicable, except, in the case of GreatLand Connections stockholders, for any gain or loss recognized with respect to cash received in lieu of a fractional share of New Charter Class A common stock.

For a more detailed discussion of the material United States federal income tax consequences of the Charter Merger and the GreatLand Connections Merger, see “Material U.S. Federal Income Tax Consequences”.

The tax consequences of the Comcast Transactions to each Charter and GreatLand Connections stockholder may depend on such holder’s particular facts and circumstances. Charter and GreatLand Connections stockholders are urged to consult their tax advisors to understand fully the consequences to them of the Comcast Transactions in their specific circumstances.

Q:	Does Charter have to pay anything to Comcast or GreatLand Connections if the Transactions are terminated?

A:	Although each of Charter, Comcast and GreatLand Connections will have the right to terminate the Comcast Transactions under certain circumstances, no termination fee is payable in connection with such termination. However, if the Comcast Transactions are terminated under certain circumstances, Charter will reimburse certain expenses incurred by or on behalf of GreatLand Connections in connection with the Comcast Transactions. In addition, if the Comcast Transactions are terminated under certain other circumstances, a percentage of certain expenses incurred by or on behalf of GreatLand Connections in connection with the Comcast Transactions equal to the percentage ownership of GreatLand Connections that New Charter would have received at closing will be reimbursed by Charter. For a discussion of the circumstances under which Charter, Comcast and GreatLand Connections will have the right to terminate the Merger Agreement, see “The Implementing Agreements—The Merger Agreement—Termination”.

Q:	Does GreatLand Connections or Comcast have to pay anything to Charter if the Comcast Transactions are terminated?

A:

Although each of Charter, Comcast and GreatLand Connections will have the right to terminate the Comcast Transactions under certain circumstances, no termination fee is payable in connection with such termination. However, if the Comcast Transactions are terminated under certain circumstances, Comcast will reimburse certain expenses incurred by GreatLand Connections Merger Sub on behalf of GreatLand Connections in connection with the Comcast Transactions. In addition, if the Comcast Transactions are terminated under certain other circumstances, a percentage of certain expenses incurred by GreatLand Connections Merger Sub on behalf of GreatLand Connections in connection with the Comcast Transactions equal to the percentage ownership of GreatLand Connections that Comcast shareholders would have held immediately following the Comcast Transactions will be reimbursed by Comcast. Further, we have incurred significant interest costs in connection with the Purchase and legal and regulatory expenses to prepare the Charter Services Agreement for GreatLand Connections, none of which costs will be reimbursed if the Comcast Transactions are terminated. For a discussion of the circumstances under which Charter, Comcast and GreatLand Connections will have the right to terminate the Merger Agreement, see “The Implementing Agreements—The Merger Agreement—Termination”.

Q:	Are there risks associated with the Comcast Transactions?

A:	Yes. Charter may not realize the expected benefits of the Comcast Transactions because of the risks and uncertainties discussed in “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” These risks include, among others, risks relating to the uncertainty that the Comcast Transactions will close, the uncertainty that GreatLand Connections will be able to operate successfully as a standalone company, and uncertainties relating to the performance of Charter and GreatLand Connections after the Comcast Transactions. In addition, the value of Charter’s shares of GreatLand Connections common stock going forward may be affected by risks associated with GreatLand Connections’ separation from Comcast and operations, as discussed in “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Q:	When will the Comcast Transactions be completed?

A:	We expect the Comcast Transactions to close 30 to 60 days from the closing of the TWC Merger.

Q:	What will happen in the Bright House Transaction?

A:	In the Bright House Transaction, (i) A/N will contribute the membership interests in Bright House and any other assets (other than certain excluded assets) primarily related to Bright House to Charter Holdings in exchange for cash and LLC membership interests in Charter Holdings and (ii) A/N will contribute certain other Bright House assets to New Charter in exchange for shares of New Charter Class B common stock with voting rights generally intended to reflect A/N’s economic interests in New Charter and Charter Holdings. The Bright House Transaction is expected to occur after the completion of the Comcast Transactions, which are described in this prospectus. For more information on the Bright House Transaction, see “Recent Developments.”

Q:	Where can I find more information about the Bright House Transaction?

A:	This prospectus was filed with respect to the Comcast Transactions and therefore contains limited disclosure with respect to the Bright House Transaction. For more information about the Bright House Transactoin, you should consult the Bright House Proxy Statement that is expected to be filed with the SEC when it becomes available.

SUMMARY

This summary, together with the section titled “Questions and Answers About the Comcast Transactions” immediately preceding this summary, provides a summary of the material terms of the Comcast Transactions. These sections highlight selected information contained in this prospectus and may not include all the information that is important to you. To better understand the Comcast Transactions, and the risks related with the Comcast Transactions, and for a more complete description of the legal terms of the Comcast Transactions, you should read this entire prospectus carefully, including the annexes, as well as those additional documents to which we refer you. See also “Where You Can Find Additional Information”.

The Companies

Charter Communications, Inc.

400 Atlantic Street

Stamford, Connecticut 06901

(203) 905-7801

Charter (NASDAQ: CHTR) is a leading broadband communications company and the fourth-largest cable operator in the United States. Charter provides a full range of advanced broadband services, including advanced Charter TV® video entertainment programming, Charter Internet® access, and Charter Phone®. Charter Business® similarly provides scalable, tailored, and cost-effective broadband communications solutions to business organizations, such as business-to-business Internet access, data networking, business telephone, video and music entertainment services, and wireless backhaul. Charter’s advertising sales and production services are sold under the Charter Media® brand. For more information on Charter, see “Information About the Companies”.

CCH I Charter Merger Sub, LLC

c/o Charter Communications, Inc.

400 Atlantic Street

Stamford, Connecticut 06901

(203) 905-7801

Charter Merger Sub is a direct, wholly-owned subsidiary of CCH I, LLC. Charter Merger Sub was formed on November 24, 2014 for the purposes of merging with and into Charter in the Charter Merger. It has not carried on any activities other than in connection with the Comcast Transactions Agreement. For more information on Charter Merger Sub, see “Information About the Companies”.

CCH I SpinCo Sub, LLC

c/o Charter Communications, Inc.

400 Atlantic Street

Stamford, Connecticut 06901

(203) 905-7801

GreatLand Connections Merger Sub is a direct, wholly-owned subsidiary of CCH I, LLC. GreatLand Connections Merger Sub was organized on May 22, 2014 for the purposes of merging with and into GreatLand Connections in the GreatLand Connections Merger. It has not carried on any activities other than in connection with the Comcast Transactions Agreement. For more information on GreatLand Connections Merger Sub, see “Information About the Companies”.

Comcast Corporation

One Comcast Center

Philadelphia, Pennsylvania 19103-2838

(215) 286-1700

Comcast (NASDAQ: CMCSA, CMCSK) is a global media and technology company with two primary businesses, Comcast Cable and NBCUniversal. Comcast Cable is the nation’s largest video, high-speed Internet and phone provider to residential customers under the XFINITY brand and also provides these services to businesses. NBCUniversal operates 30 news, entertainment and sports cable networks, the NBC and Telemundo broadcast networks, television production operations, television station groups, Universal Pictures and Universal Parks and Resorts.

Midwest Cable, Inc.

Comcast Corporation

One Comcast Center

Philadelphia, Pennsylvania 19103-2838

(215) 286-1700

Midwest Cable, Inc. is currently a wholly-owned subsidiary of Comcast formed in May 2014 as a limited liability company and converted to a corporation in September 2014. Following the Spin-Off, GreatLand Connections will be an independent, publicly-traded entity that will hold cable systems serving approximately 2.5 million existing Comcast video customers in the Midwestern and Southeastern United States. Following consummation of the Comcast Transactions, holders of Comcast common stock (as of the record date for the Spin-Off) will own approximately 67% of GreatLand Connections, and New Charter will own the remaining approximately 33%. Comcast will have no remaining interest in GreatLand Connections. After the consummation of the GreatLand Connections Merger, Midwest Cable, Inc. expects to change its name to GreatLand Connections Inc.

GreatLand Connections will offer a variety of video, Internet and voice services (“cable services”) over a geographically-aligned cable distribution system to residential and commercial customers located in the Midwestern and Southeastern United States. As of December 31, 2014, the cable systems that will be owned by GreatLand Connections served approximately 2.5 million video customers, 2.4 million Internet customers and 1.2 million voice customers and passed approximately 6.4 million homes and businesses. As of Decemer 31, 2014, the cable systems that will be owned by GreatLand Connections had customer relationships with approximately 2.7 million residential customers and 187,000 commercial customers.

GreatLand Connections will offer its cable services individually and in bundles. GreatLand Connections’ subscription rates and related charges will vary according to the services and features customers receive and the type of equipment they use, and customers are typically billed in advance on a monthly basis. GreatLand Connections’ residential customers may generally discontinue service at any time, while commercial customers may only discontinue service in accordance with the terms of their contracts, which typically have two- to five-year terms. Additional information regarding GreatLand Connections can be found in the Appendix to this prospectus.

The Comcast Transactions (See “The Comcast Transactions”)

On April 25, 2014, Charter entered into the Transactions Agreement, a binding definitive agreement with Comcast which contemplated the Contribution and Spin-Off, the Mergers, the Exchange and the Purchase, and Charter expects to enter into more detailed Implementing Agreements implementing the Comcast Transactions Agreement. The Comcast Transactions are expected to be executed substantially contemporaneously with each other and will be consummated as promptly as practicable following the merger of a subsidiary of Comcast with Time Warner Cable. The completion of the Comcast Transactions will result in the combined Comcast-Time Warner Cable entity divesting a net approximately 3.7 million video customers and Charter acquiring a net approximately 1.3 million existing Time Warner Cable video customers, making Charter the second largest cable operator in the United States. Immediately following the Comcast Transactions and not accounting for the Bright

House Transaction, current Charter stockholders will own approximately 92% of New Charter common stock, and Comcast shareholders as of the record date of the Spin-Off will own approximately 8% of New Charter common stock and will retain their shares in Comcast (assuming a volume weighted average price of Charter common stock during the 60-day period prior to closing of $160 per share, and certain other assumptions).

The Implementing Agreements will provide for the allocation between Comcast and GreatLand Connections of Comcast’s assets, liabilities and obligations and will govern the relationship between Comcast and GreatLand Connections after the Spin-Off (including with respect to employee matters, intellectual property rights, and tax matters). In connection with GreatLand Connections’ spin-off from Comcast, GreatLand Connections and Comcast will also enter into other agreements, and GreatLand Connections, Comcast and New Charter will enter into the Tax Matters Agreement, which will provide for, among other things, the allocation among Comcast, GreatLand Connections, and New Charter of certain tax assets and obligations.

Charter, New Charter, Charter Merger Sub, GreatLand Connections Merger Sub and Comcast will also enter into the Merger Agreement to effect the Mergers and set forth the terms and conditions of the Mergers, as well as to provide for, among other things, certain covenants regarding the operation of the GreatLand Connections Business by Comcast before the closing of the Mergers. In addition, Charter and Comcast will enter into the Exchange Agreement and the Asset Purchase Agreement to effect the Exchange and the Purchase, respectively, and to set forth the terms and conditions of the Exchange and the Purchase, respectively. In connection with the Exchange Agreement, Charter will enter into a Transition Services Agreement which will provide for, among other things, the provision of transition services to Charter and Comcast following the Exchange.

For a more complete discussion of the Implementing Agreements, see “The Implementing Agreements”, and “Additional Agreements Related to the Contribution and Spin-Off, the Mergers, the Exchange and the Purchase”.

Overview (See “The Comcast Transactions—Transaction Sequence”)

Below is a step-by-step list illustrating the sequence of material events relating to the Contribution and Spin-Off, the Mergers, the Exchange and the Purchase that are expected to occur, subject to the closing conditions described in “The Implementing Agreements—The Merger Agreement—Conditions to the Mergers.”

Step 1—Transfer of GreatLand Connections Business to GreatLand Connections; GreatLand Connections Debt Incurrence and Distribution to Comcast. Comcast will transfer the GreatLand Connections Systems, the relevant subscribers and any other assets and liabilities primarily related to the GreatLand Connections Systems to GreatLand Connections and GreatLand Connections (directly and through its subsidiaries) will incur new indebtedness. The indebtedness will consist of (i) credit facilities or new issuance of notes to be used to fund cash distributions to Comcast and for general corporate purposes and (ii) notes newly issued by GreatLand Connections to Comcast.

Step 2—Debt-for-Debt Exchange. Comcast will exchange newly issued GreatLand Connections notes for existing Comcast notes that have been acquired by third party financial institutions pursuant to a debt tender offer for existing Comcast notes.

Step 3—Spin-Off. Comcast will distribute all of the GreatLand Connections shares to the holders of outstanding shares of Comcast common stock. The Spin-Off will occur after the closing of the Time Warner Cable merger and will be made pro rata to holders of Comcast common stock as of the record date for the Spin-Off.

Step 4—New Charter Reorganization. Charter Merger Sub will merge with and into Charter, resulting in New Charter becoming the publicly traded holding company of Charter. In connection with the Charter Merger, one share of New Charter Class A common stock will be exchanged for each existing share of Charter Class A common stock, and such exchange is being registered in this registration statement.

Step 5—GreatLand Connections Merger. GreatLand Connections Merger Sub will merge with and into GreatLand Connections, resulting in New Charter owning approximately 33% of the outstanding common stock of GreatLand Connections and Comcast stockholders owning approximately 8% of the outstanding Class A common stock of New Charter (assuming a volume weighted average price of Charter common stock during the 60-day period prior to closing of $160 per share and certain other assumptions).

Step 6—Asset Exchange. Charter will exchange with Comcast certain systems serving approximately 1.6 million Charter video customers for certain cable systems currently serving approximately 1.5 million Time Warner Cable video customers.

Step 7—Asset Purchase. Charter will acquire from Comcast for cash certain cable systems currently owned by Time Warner Cable and not included in the Exchange, currently serving approximately 1.4 million Time Warner Cable video customers.

Post-Closing Step—Bright House Transaction. Following the closing of the Comcast Transactions, Charter expects to complete the Bright House Transaction, pursuant to which (i) A/N will contribute the membership interests in Bright House and any other assets (other than certain excluded assets) primarily related to Bright House to Charter Holdings in exchange for cash and LLC membership interests in Charter Holdings and (ii) A/N will contribute certain other Bright House assets to New Charter in exchange for shares of New Charter Class B common stock with voting rights generally intended to reflect A/N’s economic interests in New Charter and Charter Holdings.

Set forth below are diagrams that graphically illustrate, in simplified form, the existing corporate structure, the corporate structure immediately following the Spin-Off but before the Mergers, and the corporate structure immediately following the consummation of the Comcast Transactions and the Bright House Transaction.

* Assumes a volume weighted average price of $160 per share of Charter common stock during the 60 day period prior to Closing and certain other assumptions.

**	Assumes the conversion and exchange of Charter Holdings preferred and common units held by A/N into New Charter shares. Until the time of such conversion and exchange, A/N will own common and preferred units in Charter Holdings and Class B common stock in New Charter.

The Contribution and Spin-Off (See “The Comcast Transactions—The Contribution and Spin-Off”)

Pursuant to and in accordance with the terms and conditions of the Separation Agreement, Comcast will transfer the GreatLand Connections Systems, the relevant subscribers and any other assets and liabilities primarily related to the GreatLand Connections Systems to GreatLand Connections. GreatLand Connections is currently a wholly owned subsidiary of Comcast that was formed in May 2014 in connection with the Comcast Transactions.

GreatLand Connections (directly and through its subsidiaries) is expected to incur new indebtedness in an amount equal to 5.0 times the 2014 EBITDA of the GreatLand Connections Systems (as such term is defined by GreatLand Connections’ financing sources for purposes of the financing). The indebtedness will consist of bank debt and/or term loans or new issuance of notes to be used to fund cash distributions to Comcast and for general corporate purposes at GreatLand Connections, and GreatLand Connections notes newly issued to Comcast, which will enable Comcast to complete the debt-for-debt exchange described below. In addition, GreatLand Connections is expected to have a $750 million unfunded revolving line of credit to facilitate day-to-day operations and cash flow.

To effect this debt-for-debt exchange, third-party financial institutions will conduct a debt tender offer for existing Comcast notes and will offer new GreatLand Connections notes. Charter and Comcast will determine the cap on the expenses to be incurred in connection with the debt tender offer. If the cap is not sufficient to allow purchases in the debt tender offer, or the debt tender offer does not result in actual tenders, of Comcast notes that would be exchanged for GreatLand Connections notes resulting in GreatLand Connections leverage equal to 5.0 times the 2014 EBITDA of the GreatLand Connections Systems, each of Charter and Comcast will have the right to fund additional tender premium at its own expense to increase GreatLand Connections leverage, but in each case, in a manner that would not cause the resulting GreatLand Connections leverage to exceed 5.0 times the 2014 EBITDA of the GreatLand Connections systems (as such term is defined by GreatLand Connections’ financing sources for purposes of the financing). If the amount of Comcast notes ultimately tendered, following exchange for new GreatLand Connections notes, would result in GreatLand Connections leverage of less than 2.5 times 2014 EBITDA of the GreatLand Connections Systems, the Comcast Transactions will be terminated. If as a result of the debt-for-debt exchange, the GreatLand Connections leverage is at least 2.5 times but less than 5.0 times 2014 EBITDA of the GreatLand Connections Systems, New Charter will increase the GreatLand Connections Merger Consideration in accordance with the formula described below in “—The Mergers; Merger Consideration.”

Following the settlement of the debt tender offer, GreatLand Connections notes to be issued to Comcast may be priced in the market on a best-efforts basis, in a principal amount (less original issue discount, if any) equal to the value of tendered Comcast notes, and Comcast may seek to have the banks exchange the GreatLand Connections notes held by Comcast for the tendered Comcast notes.

Following the distribution and debt-for-debt exchange, Comcast will distribute all of the GreatLand Connections shares (which will consist of Class A and Class A-1 shares) to the holders of outstanding shares of Comcast common stock in the Spin-Off. The Spin-Off will occur after the closing of the Time Warner Cable merger and will be made pro rata to holders of Comcast common stock as of the record date for the Spin-Off.

Fractional shares of GreatLand Connections Class A-1 common stock will be issued to Comcast shareholders in connection with the Spin-Off. No fractional shares of GreatLand Connections Class A common stock, however, will be issued to Comcast shareholders in connection with the Spin-Off. Instead, the distribution agent will aggregate fractional shares of GreatLand Connections Class A common stock into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds, net of brokerage fees and other costs, from the sales pro rata to each holder who would otherwise have been entitled to receive a fractional share of GreatLand Connections Class A common stock in the Spin-Off. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payments made in lieu of fractional shares.

After the Spin-Off, Comcast will not own any shares of GreatLand Connections common stock.

The Mergers; Merger Consideration (See “The Comcast Transactions—The Mergers”)

The Charter Merger is a reorganization of Charter that, in itself, is not intended to change the ultimate economic or voting interests of Charter stockholders or the assets or liabilities of Charter and its subsidiaries. Pursuant to and in accordance with the terms and conditions of the Merger Agreement, following the Spin-Off, New Charter will convert into a corporation. Charter Merger Sub, a newly formed, wholly owned subsidiary of New Charter, will merge with and into Charter in the Charter Merger with the effect that each share of Class A common stock of Charter will be converted into one share of Class A Common Stock of New Charter. New Charter will become the publicly traded parent company of Charter and its Class A common stock will be traded on the NASDAQ Stock Market under the same ticker symbol, CHTR, as currently used by Charter. GreatLand Connections Merger Sub, another newly formed, wholly owned subsidiary of New Charter, will merge with and into GreatLand Connections in the GreatLand Connections Merger, with GreatLand Connections surviving.

At the effective time of the Mergers:

•	each issued and outstanding share of Charter Class A common stock (except shares of Charter Class A common stock held by Charter as treasury or owned by Charter) will be automatically converted into one share of New Charter Class A common stock, and such exchange is being registered in this registration statement;

•	each issued and outstanding share of GreatLand Connections Class A common stock will remain outstanding without modification and each issued and outstanding share of GreatLand Connections Class A-1 common stock will be automatically converted into a number of shares of New Charter Class A common stock equal to the SpinCo Class A-1 Common Stock Conversion Ratio (as defined in the Merger Agreement); and

•	New Charter will receive the maximum number of shares of GreatLand Connections common stock that New Charter can receive pursuant to the GreatLand Connections Merger and based on the number of outstanding shares of GreatLand Connections common stock without causing the historic Comcast shareholders, not including former Time Warner Cable stockholders and disregarding public trading, to own (within the meaning of Section 355(e) of the Code) less than 50.75% of the GreatLand Connections shares.

We refer to the percentage of shares of GreatLand Connections common stock owned by New Charter immediately following the effective time of the Mergers as the New Charter GreatLand Ownership Percentage. We currently estimate that the New Charter GreatLand Ownership Percentage will be approximately 33%. The SpinCo Class A-1 Common Stock Conversion Ratio will be determined to ensure that the holders of GreatLand Connections common stock immediately prior to the effective time of the Mergers will receive shares of New Charter common stock equal in value (based on the Charter Share Valuation) to the aggregate value of GreatLand Connections, calculated as explained below, multiplied by the New Charter GreatLand Ownership Percentage (we refer to such aggregate number of shares of New Charter common stock as the “New Charter share number”). The number of shares issued in the Share Issuance will be determined based upon the following formula. Following the GreatLand Connections Merger, New Charter’s ownership percentage in GreatLand Connections will be equal to an amount that will result in historic Comcast shareholders (not including Time Warner Cable stockholders and disregarding public trading for the purposes of this calculation) holding at least 50.75% of the GreatLand Connections’ shares. New Charter’s ownership percentage in GreatLand Connections is currently estimated to be 33%. To calculate the number of shares issued in the Share Issuance) as the product of 7.125 and the Carveout 2014 EBITDA (as defined in the Comcast Transactions Agreement) of the GreatLand Connections systems, plus the fair market value of any non-system assets of GreatLand Connections. From this, the amount of GreatLand Connections indebtedness as of the closing (subject to further adjustment as provided in the Comcast Transactions Agreement) will be deducted to estimate the equity value of GreatLand Connections (for purposes of the Share Issuance). This equity value, plus the amount of certain financing fees for the transaction, will be multiplied by New Charter’s percentage ownership to obtain the value (for purposes of the Share Issuance) of New Charter’s interest in GreatLand Connections. Once the value of New Charter’s interest in GreatLand Connections has been determined, New Charter shares having an equal value will be issued to the stockholders of GreatLand Connections. These New Charter shares will be valued based upon the 60-calendar-day volume weighted average price of Charter shares ending on the last trading day prior to closing.

Immediately after the Mergers are completed (not accounting for the Bright House Transaction), Comcast stockholders as of immediately prior to the Mergers are expected to collectively own approximately 8% (assuming a volume weighted average price of Charter common stock during the 60-day period prior to closing of $160 per share and certain other assumptions), and Charter stockholders as of immediately prior to the Mergers are expected to collectively own approximately 92%, of the outstanding shares of New Charter Class A common stock.

If the Aggregate GreatLand Connections Equity Valuation has not been finally determined prior to the completion of the GreatLand Connections Merger, there will be a post-closing adjustment between Comcast and GreatLand Connections based on any differences between the Aggregate GreatLand Connections Equity Valuation used for the calculation of the New Charter share number, on the one hand, and the actual Aggregate GreatLand Connections Equity Valuation, on the other hand. If the actual Aggregate GreatLand Connections Equity Valuation is greater than the estimated Aggregate GreatLand Connections Equity Valuation, then

GreatLand Connections shall pay to Comcast an amount equal to such difference. If the estimated Aggregate GreatLand Connections Equity Valuation is greater than the actual Aggregate GreatLand Connections Equity Valuation, then Comcast shall pay to GreatLand Connections an amount equal to such difference. Such payment by Comcast or GreatLand Connections, as applicable, shall be made to the other as soon as practicable, and in any event not later than six months following final resolution of the amount of such payment. Interest shall accrue on any such payment at a rate of 5% per annum starting 10 business days after final resolution of the amount of such payment.

Conditions to the Mergers (See “The Implementing Agreements—The Merger Agreement—Conditions to the Charter Merger and the GreatLand Connections Merger”, and “The Implementing Agreements—The Separation Agreement”).

The obligations of the parties to the Merger Agreement to consummate the Charter Merger, the GreatLand Connections Merger and of Comcast to consummate the Spin-Off will be subject to a number of conditions, including:

•	the consummation of the merger between Comcast and Time Warner Cable;

•	expiration or termination of the HSR Act waiting period and the receipt of a number of regulatory approvals, including approval of the FCC, approval from all required public utility commissions and approval of certain franchise authorities, in most cases without the imposition of a burdensome condition;

•	the absence of injunctions or certain legal impediments;

•	unless not required by applicable law, the approval by Charter’s stockholders of the issuance of New Charter common stock in the GreatLand Connections Merger;

•	the effectiveness of the registration statement filed by New Charter into which this prospectus is incorporated and the approval of the listing of the New Charter common stock on the NASDAQ Global Select Market;

•	the effectiveness of the registration statement filed by GreatLand Connections to register the GreatLand Connections common stock that will be issued in the Spin-Off and the GreatLand Connections Merger and the approval of the listing of GreatLand Connections’ Class A Common Stock on the NASDAQ Global Select Market;

•	completion of the debt-for-debt exchange; and

•	subject to certain exceptions, the satisfaction or waiver of the conditions to the obligations of the parties in the Exchange Agreement and the Asset Purchase Agreement.

The obligations of Charter, New Charter, Charter Merger Sub and GreatLand Connections Merger Sub to consummate the Charter Merger and the GreatLand Connections Merger will be further subject to (i) the accuracy of representations and warranties and the performance of covenants made by Comcast and GreatLand Connections in the Merger Agreement and the Separation Agreement, subject to applicable materiality thresholds, (ii) Charter’s receipt of an opinion of tax counsel regarding the tax-free nature of the transactions, and (iii) since April 25, 2014, there not having occurred and being continuing any event, occurrence, development or state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have, a material adverse effect on GreatLand Connections’ assets and liabilities and the assets and liabilities of Comcast to be transferred to Charter in the Exchange and Purchase, taken as a whole.

GreatLand Connections and Comcast’s obligations to consummate the GreatLand Connections Merger will be further subject to, among other things, (i) the accuracy of representations and warranties and the performance of covenants made by Charter, New Charter, Charter Merger Sub and GreatLand Connections Merger Sub in the

Merger Agreement, subject to applicable materiality thresholds, (ii) Comcast’s receipt of an opinion of tax counsel regarding the tax-free nature of the transactions, and (iii) since April 25, 2014, there not having occurred and being continuing any event, occurrence, development or state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have, a material adverse effect on Charter.

The Exchange and Purchase (See “The Comcast Transactions—The Exchange and the Purchase”)

Concurrently with the closing of the Mergers, Charter will exchange with Comcast certain systems serving approximately 1.6 million Charter video customers for certain cable systems serving approximately 1.5 million Time Warner Cable video customers, in each case together with the relevant customers and all the other assets and liabilities primarily related to such systems in a tax-efficient like-kind exchange. To the extent the EBITDA (as defined in the agreements and further described in this prospectus) for the exchanged systems for 2014 differs, a cash equalization payment will be made, and trued up post-closing (only if not finally determined prior to closing), at a valuation of 7.125 times such difference in EBITDA. In addition, there will be a post-closing adjustment between Charter and Comcast to true up for any variance of working capital of the exchanged systems from a normalized level of working capital.

At the same time, Charter will acquire from Comcast certain cable systems currently serving approximately 1.4 million Time Warner Cable video customers, together with the relevant customers and all the other assets and liabilities primarily related to such systems for cash consideration equal to 7.125 times the EBITDA (as defined in the Asset Purchase Agreement) of such systems for 2014. In addition, there will be a post-closing adjustment between Charter and Comcast to true up for any variance of working capital of the acquired systems from a normalized level of working capital. The consideration for the Purchase will be financed with new indebtedness of Charter.

The Bright House Transaction (See “Recent Developments”)

Following the Comcast Transaction, Charter expects to complete the Bright House Transaction, pursuant to which, (i) A/N will contribute the membership interests in Bright House and any other assets (other than certain excluded assets) primarily related to Bright House to Charter Holdings in exchange for cash and LLC membership interests in Charter Holdings and (ii) A/N will contribute certain other Bright House assets to New Charter in exchange for shares of New Charter Class B common stock with voting rights generally intended to reflect A/N’s economic interests in New Charter and Charter Holdings. For more information on the Bright House Transaction, see “Recent Developments” and the Bright House Proxy Statement expected to be filed with the SEC when it becomes available.

Opinions of Financial Advisors to Charter (See “The Comcast Transactions—Opinions of Charter’s Financial Advisors”)

Opinion of LionTree Advisors LLC

On December 5, 2014, LionTree Advisors LLC rendered an oral opinion to the Charter board of directors (which was confirmed in writing by delivery of LionTree’s written opinion dated December 5, 2014), as to the fairness, from a financial point of view, as of such date, to Charter of the consideration to be paid in connection with the Comcast Transactions (as defined in such opinion), based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by LionTree in preparing its opinion.

LionTree’s opinion was directed to the Charter board of directors and only addressed the fairness from a financial point of view of the consideration to be paid in connection with the Comcast Transactions and did not address any other aspect or implication of the Comcast Transactions. The summary of

LionTree’s opinion in this prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex A to this prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by LionTree in preparing its opinion. However, neither LionTree’s opinion nor the summary of its opinion and the related analyses set forth in this prospectus constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the proposed Comcast Transactions or otherwise.

Opinion of Goldman Sachs & Co.

On December 5, 2014, at a meeting of the board of directors of Charter to evaluate whether to recommend that stockholders of Charter vote in favor of the issuance of shares of Class A common stock of New Charter in the Comcast Transactions, Goldman, Sachs & Co. (“Goldman Sachs”) rendered its oral opinion, subsequently confirmed in writing, to the effect that, as of December 5, 2014, and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the Aggregate Consideration (as defined in the written opinion) to be paid by Charter and New Charter for the Acquired Assets (as defined in the written opinion) pursuant to the Comcast Transactions Agreement was fair from a financial point of view to Charter.

The full text of the written opinion of Goldman Sachs, dated December 5, 2014, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this prospectus as Annex B. The summary of the Goldman Sachs opinion provided in this prospectus is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the board of directors of Charter in connection with its evaluation as to whether to recommend that stockholders of Charter vote in favor of the issuance of shares of Class A common stock of New Charter in the Comcast Transactions and the opinion does not constitute a recommendation as to how any stockholder of Charter should vote with respect to the Comcast Transactions or any other matter.

Board of Directors and Management of New Charter After the Mergers (See “The Comcast Transactions—Board of Directors and Executive Officers of New Charter Following the Merger; Operations Following the Merger”).

The directors and executive officers of Charter immediately prior to the Mergers will become the directors and executive officers of New Charter immediately following the effective time of the Mergers.

Following the Charter Merger, the location of the headquarters and principal executive offices of New Charter and the surviving corporation in the Charter Merger will be Charter’s executive offices.

Risk Factors (See “Risk Factors”)

Charter stockholders should carefully consider the matters described in the section “Risk Factors,” as well as other information included in this prospectus and the other documents to which they have been referred.

Regulatory Approvals (See “The Comcast Transactions—Regulatory Approvals”)

Completion of the Comcast Transactions is conditioned upon the receipt of certain governmental clearances or approvals, including, but not limited to, the expiration or termination of the waiting period under the HSR Act, approval of the FCC and certain other governmental consents and approvals from state regulators and franchise authorities.

Under the HSR Act, certain transactions, including the GreatLand Connections Merger, may not be completed unless certain waiting period requirements have expired or been terminated. The HSR Act provides that each party must file a pre-merger notification with the FTC and the DOJ. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filings of their respective HSR Act notification forms or the termination of that waiting period. If the DOJ issues a Request for Additional Information and Documentary Material prior to the expiration of the initial waiting period, the parties must observe a second 30-calendar-day waiting period, which begins to run only after both parties have substantially complied with the request for additional information, unless the waiting period is terminated earlier.

Both Charter and Comcast are subject to regulation by the FCC under the Communications Act. Each company holds a number of licenses and authorizations issued by the FCC for the operation of its business. The FCC must approve the transfer of control or assignment of the licenses and authorizations to Comcast, Charter, and GreatLand Connections as a result of the Comcast Transactions. The transfer of control over franchises occurring as a result of the Comcast Transactions is also subject to the approval of local franchise authorities. In addition, Charter, Comcast and GreatLand Connections are required to obtain approval of certain state public utility commissions with respect to the transfer of control of certificates of public convenience and necessity for telecommunications services as a result of the Comcast Transactions.

Charter, Comcast and GreatLand Connections have agreed to use their respective reasonable best efforts to obtain all regulatory approvals required to complete the Comcast Transactions, and as of the date of this prospectus, the parties have filed all their applications for regulatory approval of the Comcast Transactions. Specifically, beginning in May 2014, Charter, Comcast and GreatLand Connections made a number of filings to initiate the regulatory review process, including filings under the HSR Act on May 14, 2014 and on May 16, 2014 and a detailed public interest statement with the FCC on June 4, 2014.

Concurrent with the federal transaction approval process, approval must also be sought from certain local and state authorities. Charter and Comcast have filed franchise transfer requests where local approval for the Comcast Transactions is required. In addition, Charter and Comcast have sought approvals from state authorities where state approval of the Comcast Transactions is required with such approvals pending as of the date of this prospectus. A number of other states require only notice either prior to or preceding the closing date of the Comcast Transactions. Such notices shall be made pursuant to the requirements of each state. Separately, three congressional hearings have been held on the Comcast Transactions. Although no further hearings are scheduled at this time, it is possible that the parties will be asked to participate in additional legislative proceedings before the Mergers are approved.

The process for obtaining the requisite regulatory approvals for the Comcast Transactions is ongoing. The FCC initiated a public comment period that commenced on July 10, 2014, during which other service providers, members of the public, and other interested parties may file comments in support of, opposing, or seeking conditions on the Comcast Transactions. Charter, Comcast and GreatLand Connections will have an opportunity to respond to any public comments filed at the FCC. The FCC’s review is subject to an informal 180-day clock deadline from the start of the public comment period and the FCC had previously stopped the clock pending resolution of certain procedural issues. On December 3, 2014, the FCC re-started the 180-day clock and established a December 23, 2014 deadline for reply comments. On December 22, 2014, the FCC stopped the clock until January 12, 2015, to allow for review of documents that had recently been provided to the FCC by Time Warner Cable. The DOJ’s transaction review process does not include a similar public comment process. Each of Charter and Comcast has received a Request for Additional Information and Documentary Material (“Second Request”) from the DOJ, which extended the waiting period under the HSR Act until 30 days after both parties substantially complied with the Second Request. Comcast and Charter substantially complied with the Second Request on August 14, 2014 and September 5, 2014, respectively, and the waiting period, therefore, ended on October 6, 2014. At the state and local level, the parties will actively participate in each state’s/municipality’s individual review processes as appropriate, including by remaining engaged with and available to the regulatory officials overseeing the regulatory review process. On November 21, 2014, the United States Court of Appeals for the District of Columbia Circuit granted a stay in a case brought by certain content providers, which prohibited the disclosure of certain programming contracts and certain related information in connection with the FCC’s review of the TWC Merger. We cannot predict what effect, if any, the stay will have on the FCC’s review of the TWC Merger.

Financing (See “The Implementing Agreements—The Separation Agreement”, and “Debt Financing”)

Pursuant to the Separation Agreement, GreatLand Connections (directly and through its subsidiaries) is expected to incur new indebtedness in an amount equal to 5.0 times the 2014 EBITDA of the GreatLand Connections systems (as such term is defined by GreatLand Connections’ financing sources for purposes of the financing). The indebtedness will consist of (i) credit facilities or new issuance of notes to be used to fund cash distributions to Comcast and for general corporate purposes and (ii) notes newly issued by GreatLand Connections to Comcast, which are expected to then be exchanged for outstanding Comcast notes in the debt-for-debt exchange. In addition, GreatLand Connections is expected to have a $750 million unfunded revolving line of credit to facilitate day-to-day operations and cash flow.

If after the financing transactions, including the debt tender and debt-for-debt exchange, the resulting GreatLand Connections leverage is less than 5.0 times the 2014 EBITDA of the GreatLand Connections systems (as such term is defined by GreatLand Connections’ financing sources for purposes of the financing), Charter and Comcast may agree that GreatLand Connections shall take further steps, including borrowing additional funds and distributing proceeds to Comcast, distributing debt securities to Comcast, or distributing excess cash to Comcast to increase GreatLand Connections’ leverage, but in each case, in a manner that would not cause the resulting GreatLand Connections leverage to exceed 5.0 times the 2014 EBITDA of the GreatLand Connections systems (as such term is defined by GreatLand Connections’ financing sources for purposes of the financing). If the resulting GreatLand Connections leverage still remains less than 5.0 times the 2014 EBITDA of the GreatLand Connections systems (as such term is defined by GreatLand Connections’ financing sources for purposes of the financing), then pursuant to the Merger Agreement, the New Charter share number, and thus the number of shares issued as merger consideration by Charter, will increase.

In connection with the Purchase, Charter obtained $8.4 billion of committed financing from several leading investment banks, of which $7.0 billion has been raised and is currently held in escrow. The funds issued and currently held in escrow include $3.5 billion Term Loan G and $3.5 billion of new Senior Notes due 2022 and 2024. An additional $1.0 billion has been committed, but not issued, as Term Loan A-2 leaving $400 million of committed financing outstanding. In addition to the committed financing, Charter has secured an incremental senior secured revolving credit facility equal to $500 million. See “Debt Financing”. The Term Loan G, Term Loan A-2, $400 million committed financing outstanding and incremental senior secured revolving credit facility, in each case, will be incurred under Charter Communications Operating, LLC’s (“Charter Operating”) existing amended and restated credit agreement, as described in “Debt Financing – Incremental Facilities”. The proceeds of the incremental facilities and the senior notes will be used by Charter for the purpose of financing the Purchase, paying fees and expenses incurred in connection with the Purchase and the related transactions, for providing ongoing working capital and for other general corporate purposes of Charter Operating and its subsidiaries.

Termination (See “The Implementing Agreements—The Merger Agreement—Termination”)

The Merger Agreement will provide that it may be terminated prior to completion of the transactions:

•	by Charter, Comcast or GreatLand Connections upon termination of the TWC Merger Agreement;

•	by mutual written agreement of Charter, Comcast and GreatLand Connections;

•	by Charter, Comcast or GreatLand Connections:

•	if there shall be final and nonappealable injunctions or certain legal impediments;

•	unless such approval is not required under applicable law, if, at the Charter stockholder meeting, Charter stockholders fail to approve the issuance of New Charter common stock in the GreatLand Connections Merger;

•	if the Charter Merger and the GreatLand Connections Merger have not been completed by (i) if all necessary regulatory approvals for the Comcast Transactions are received on or before the completion of the TWC Merger, then the date that is 60 days after completion of the TWC Merger (or, if on such 60th day the debt tender offer has commenced then the date that is 90 days after completion of the TWC Merger) or (ii) if all necessary regulatory approvals for the Comcast Transactions not received on or before the completion of the TWC Merger, then the date that is 150 days after completion of the TWC Merger (or, if by the 75th day after completion of the TWC Merger, all necessary regulatory approvals are received other than approvals from local franchise authorities and public utility commission, then the date that is 240 days after completion of the TWC Merger);

•	by Charter, if there is a material breach by Comcast or GreatLand Connections of the Merger Agreement or the Separation Agreement, subject to certain cure periods;

•	by Comcast or GreatLand Connections, if there is a material breach by Charter, New Charter, Charter Merger Sub or GreatLand Connections Merger Sub of the Merger Agreement, subject to certain cure periods;

•	by Comcast or GreatLand Connections, if the Charter board changes its recommendation that Charter stockholders approve the issuance of New Charter common stock in the GreatLand Connections Merger;

•	by Comcast, Charter or GreatLand Connections if the amount of notes tendered in the debt tender offer is less than the amount necessary for GreatLand Connections to reach a Resulting GreatLand Connections Leverage (as defined in the Separation Agreement) of 2.5 times; and

•	automatically upon termination of the Asset Purchase Agreement or the Exchange Agreement, other than in certain specified circumstances.

Expenses (See “The Implementing Agreements—The Merger Agreement”)

The Merger Agreement, the Exchange Agreement and the Asset Purchase Agreement will each provide that each party will pay its own fees and expenses in connection with such agreement and the transactions contemplated by such agreement, except for certain specified expenses. In addition, the parties agreed that any expenses in connection with the Charter financing will be borne by Charter. Further, the parties agreed that, if the Comcast Transactions are consummated, any expenses in connection with the GreatLand Connections financing, as well as certain expenses incurred in connection with the formation of GreatLand Connections and other actions in preparation for the Spin-Off, including the hiring of certain key future GreatLand Connections executives and employees (collectively, including financing expenses, “GreatLand Connections Expenses”), will be borne by GreatLand Connections, and that GreatLand Connections will reimburse Comcast, Charter and GreatLand Connections Merger Sub for any GreatLand Connections Expenses incurred by such company. If the Comcast Transactions are terminated, then, depending on the circumstances under which the Comcast Transactions are terminated, GreatLand Connections Expenses will (i) be shared by Comcast and Charter in proportion to the percentage of GreatLand Connections that, immediately following completion of the Comcast Transactions, would have been owned by Comcast shareholders and by New Charter, respectively, (ii) be borne by Charter, with Charter reimbursing Comcast and GreatLand Connections for GreatLand Connections Expenses incurred by Comcast and GreatLand Connections or (iii) be borne by Comcast, with Comcast reimbursing Charter for GreatLand Connections Expenses incurred by Charter or GreatLand Connections Merger Sub.

Material U.S. Federal Income Tax Consequences of the Charter Merger and the GreatLand Connections Merger (See “Material U.S. Federal Income Tax Consequences”)

The parties intend for the Charter Merger and the GreatLand Connections Merger, taken together, to qualify as a transaction described in Section 351 of the Code. The obligation of Charter, New Charter, Charter Merger Sub and GreatLand Connections Merger Sub to complete the Mergers is conditioned upon the receipt of an opinion from Wachtell, Lipton, Rosen & Katz, special counsel to Charter, to the effect that the Mergers, taken together, will be treated as a transaction described in Section 351 of the Code. The obligation of Comcast and GreatLand Connections to complete the GreatLand Connections Merger is conditioned upon Comcast’s receipt of an opinion from Davis Polk & Wardwell LLP, counsel to Comcast, to the effect that the Mergers, taken together, will be treated as a transaction described in Section 351 of the Code. These opinions will be based upon representations made by Charter, New Charter, Charter Merger Sub, GreatLand Connections Merger Sub and GreatLand Connections.

Accordingly, and based on the foregoing opinions, a holder of Charter Class A common stock or GreatLand Connections Class A-1 common stock will not recognize any gain or loss on the exchange of such holder’s Charter for New Charter Class A common stock in the Charter Merger or the GreatLand Connections Merger, as applicable, except, in the case of GreatLand Connections stockholders, for any gain or loss recognized with respect to cash received in lieu of a fractional share of New Charter Class A common stock.

For a more detailed discussion of the material United States federal income tax consequences of the Charter Merger and the GreatLand Connections Merger, see “Material U.S. Federal Income Tax Consequences”.

The tax consequences of the transaction to each Charter and GreatLand Connections stockholder may depend on such holder’s particular facts and circumstances. Charter and GreatLand Connections stockholders are urged to consult their tax advisors to understand fully the consequences to them of the transactions in their specific circumstances.

RISK FACTORS

You should carefully consider the following risk factors, together with the other information contained or incorporated by reference in this prospectus, including the factors discussed in Part I, Item 1A—Risk Factors in Charter’s annual report on Form 10-K for the year ended December 31, 2014. The risks described below relate to the Contribution and Spin-Off, the Mergers, the Exchange, the Purchase, and New Charter after the Comcast Transactions as well as the Bright House Transaction, and are in addition to, and should be read in conjunction with, without limitation, the factors discussed in Part I, Item 1A—Risk Factors in Charter’s annual report on Form 10-K for the year ended December 31, 2014.

If any of the following risks and uncertainties develops into actual events, these events could have a material adverse effect on Charter’s business, financial condition or results of operations after the Comcast Transactions. In addition, past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.

Risks Related to the Comcast Transactions.

If both the Comcast Transactions and the Bright House Transaction are consummated, public stockholders’ ownership interest (i.e. excluding Liberty and A/N) will be reduced from approximately 74% to approximately 54%.

Immediately following the Comcast Transactions and the Bright House Transaction, it is expected that public stockholders (i.e. excluding Liberty and A/N) will own approximately 54% of the outstanding Class A common stock of New Charter. The Comcast Transactions and the Bright House Transaction therefore will result in substantial dilution of the ownership interest of the public stockholders. Additionally, due to the ownership dilution, public stockholders will be able to exercise less influence after the Comcast Transactions and the Bright House Transaction than they currently exercise over the management, operations and policies for Charter. For more information, see “The Comcast Transactions—The Mergers” and “Recent Developments—The Bright House Contribution Agreement.”

Completion of the Comcast Transactions is subject to a number of conditions and if these conditions are not satisfied or waived, the Comcast Transactions will not be completed.

Charter’s obligation and the obligation of Comcast to complete the Comcast Transactions are subject to satisfaction or waiver of a number of conditions, including, among others:

•	completion of Comcast’s acquisition of Time Warner Cable;

•	expiration or termination of the HSR Act waiting period and receipt of certain regulatory approvals for the Comcast Transactions, in most cases without the imposition of a burdensome condition;

•	unless not required under applicable law, approval by Charter’s stockholders;

•	receipt of opinions of counsel as to the tax-free nature of certain of the Comcast Transactions;

•	absence of injunctions or certain legal impediments on any of the Comcast Transactions;

•	effectiveness of a registration statement for GreatLand Connections shares to be issued in the Comcast Transactions and approval for the listing on NASDAQ of the shares of GreatLand Connections’ common stock to be issued in the Comcast Transactions;

•	effectiveness of the registration statement filed by New Charter into which this prospectus is incorporated and approval for listing on NASDAQ of the shares of New Charter’s common stock;

•	accuracy of the representations and warranties with respect to each of the Comcast Transactions, subject to certain materiality thresholds;

•	performance of covenants with respect to each of the Comcast Transactions, subject to certain materiality thresholds;

•	with respect to Charter’s obligations, absence of a material adverse change with respect to the assets and liabilities transferred to GreatLand Connections and the assets and liabilities transferred by Comcast to us, taken as a whole, and with respect to Comcast’s obligations, absence of a material adverse change with respect to the assets and liabilities transferred by us to Comcast and absence of a material adverse effect with respect to us, and also with respect to Charter’s obligations, absence of the assertion by Charter’s financing sources of a material adverse effect with respect to us; and

•	completion of the debt-for-debt exchange.

There can be no assurance that the conditions to closing of the Comcast Transactions will be satisfied or waived or that the Comcast Transactions will be completed.

In order to complete the Comcast Transactions, we along with Comcast must make certain governmental filings and obtain certain governmental authorizations, and if such filings and authorizations are not made or granted or are granted with conditions to the parties, completion of the Comcast Transactions may be jeopardized or the anticipated benefits of the Comcast Transactions could be reduced.

Completion of the Comcast Transactions is conditioned upon the expiration or early termination of the waiting periods relating to the Comcast Transactions under the Hart-Scott-Rodino Antitrust Improvement Act and the required governmental authorizations, including an order of the Federal Communications Commission, having been obtained and being in full force and effect. Although we and Comcast have agreed in the Agreement to use reasonable best efforts, subject to certain limitations, to make certain governmental filings or obtain the required governmental authorizations, as the case may be, there can be no assurance that the relevant waiting periods will expire or that the relevant authorizations will be obtained. In addition, the governmental authorities with or from which these authorizations are required have broad discretion in administering the governing regulations. As a condition to authorization of the Comcast Transactions, these governmental authorities may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of Charter’s business after completion of the Comcast Transactions. There can be no assurance that regulators will not impose conditions, terms, obligations or restrictions and that such conditions, terms, obligations or restrictions will not have the effect of delaying completion of the Comcast Transactions or imposing additional material costs on or materially limiting the revenues of New Charter following the Comcast Transactions, or otherwise adversely affect Charter’s business and results of operations after completion of the Comcast Transactions. In addition, we can provide no assurance that these conditions, terms, obligations or restrictions will not result in the delay or abandonment of the Comcast Transactions.

Charter relied on publicly available information on the systems being acquired by Charter and by GreatLand Connections.

Charter relied on publicly available information regarding the systems being acquired by Charter and by GreatLand Connections. The Comcast Transactions accordingly provide for assumption by Charter and by GreatLand Connections of only those liabilities that are primarily related to the systems acquired by each of them respectively, and for valuation terms that will depend on actual Carveout 2014 EBITDA (as defined in the Agreement) produced by such systems, including true-up adjustment payments related to EBITDA and, in some cases, working capital. However, it is possible that significant liabilities, present, future or contingent, may be assumed by Charter or GreatLand Connections that are not fully reflected in the valuation terms, and accordingly could have a material adverse effect on Charter and/or its investment in GreatLand Connections. Similarly, it is possible that certain assets required to operate the systems acquired by GreatLand Connections and/or Charter, such as licenses, technologies and/or employees, may not be transferred in the Comcast Transactions, requiring GreatLand Connections and/or Charter to incur additional costs and invest additional resources to procure such assets and/or hire employees with expertise in the transferred business, which may adversely affect Charter’s ability to realize the anticipated benefits of the Comcast Transactions.

Charter may not realize anticipated cost synergies and growth opportunities.

Charter expects that it will realize cost synergies, growth opportunities and other financial and operating benefits as a result of the Comcast Transactions. Charter’s success in realizing these cost synergies, growth opportunities and other financial and operating benefits, and the timing of this realization, depends on the successful integration of the business operations obtained in the Exchange and the Purchase and the ability of Charter to provide certain services to GreatLand Connections effectively pursuant to the Charter Services Agreement. Even if Charter is able to integrate the business operations obtained in the Exchange and the Purchase successfully, Charter cannot predict with certainty if or when these cost synergies, growth opportunities and benefits will occur, or the extent to which they actually will be achieved. For example, the benefits from the Comcast Transactions may be offset by costs incurred in integrating the new business operations or in obtaining or attempting to obtain regulatory approvals for the Comcast Transactions, or negatively impacted by potential programming dis-synergies that Charter may experience as a result of the Comcast Transactions. Realization of any benefits and cost synergies could be affected by the factors described in other risk factors and a number of factors beyond Charter’s control, including, without limitation, general economic conditions, increased operating costs, the response of competitors and regulatory developments.

In addition, certain license and customer contracts which are required to be transferred to GreatLand Connections or Charter by Comcast require the consent of the licensor or customer party to the contract to effect this assignment. Comcast, GreatLand Connections and Charter may be unable to obtain these consents on terms favorable to GreatLand Connections or Charter, respectively, or at all, which could have a material adverse impact on GreatLand Connections’ (and hence on Charter’s) or on Charter’s business, financial condition and results of operations after the Comcast Transactions. There can be no assurance that third-party consents will be obtained prior to completion of the Comcast Transactions or at all.

The integration of the business acquired in the Exchange and Purchase with the businesses we operated prior to the Exchange and Purchase may not be successful or the anticipated benefits from the Exchange and Purchase may not be realized.

After consummation of the Exchange and Purchase, we will have significantly more systems, assets, investments, businesses, customers and employees than we did prior to the Exchange and Purchase. The process of integrating these assets with the businesses we operated prior to the Exchange and Purchase will require us to expend significant capital and significantly expand the scope of Charter’s operations and operating and financial systems. Charter’s management will be required to devote a significant amount of time and attention to the process of integrating the operations of the acquired assets with Charter’s operations before the Exchange and Purchase. There is a significant degree of difficulty and management involvement inherent in that process. These difficulties include:

•	integrating the operations of the acquired assets while carrying on the ongoing operations of the businesses we operated prior to the Exchange and Purchase;

•	integrating information, purchasing, provisioning, accounting, finance, sales, billing, payroll, reporting and regulatory compliance systems;

•	integrating and unifying the product offerings and services available to customers, including customer premise equipment and video user interfaces;

•	managing a significantly larger company than before consummation of the Exchange and Purchase;

•	integrating separate business cultures;

•	attracting and retaining the necessary personnel associated with the acquired assets;

•	creating uniform standards, controls, procedures, policies and information systems and controlling the costs associated with such matters; and

•	the impact on Charter’s business of providing services to GreatLand Connections which will also face the foregoing difficulties.

Charter and Comcast have agreed to provide each other with transition services in connection with the transferred systems and relevant assets. Providing such services could divert management attention and result in additional costs, particularly as Charter starts up infrastructure and staff to take over transition services and provides transition services to Comcast for former Charter systems. In addition, the inability to procure such services could negatively impact Charter’s expected results of operations.

There is no assurance that the assets acquired in the Exchange and Purchase will be successfully or cost-effectively integrated into the businesses we operated prior to the Exchange and Purchase. The process of integrating the acquired assets into Charter’s pre-Exchange and Purchase operations may cause an interruption of, or loss of momentum in, the activities of Charter’s business. If Charter’s management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, Charter’s business could suffer and Charter’s liquidity, results of operations and financial condition may be materially adversely impacted.

Even if we are able to successfully integrate the new assets, it may not be possible to realize the benefits that are expected to result from the Exchange and Purchase, or realize these benefits within the time frame that is expected. For example, the elimination of duplicative costs may not be possible or may take longer than anticipated, or the benefits from the Exchange and Purchase may be offset by costs incurred or delays in integrating the companies. Programming dis-synergies could also be larger than expected. If we fail to realize the benefits we anticipate from the acquisition, Charter’s liquidity, results of operations or financial condition may be adversely affected.

The value of our interests in GreatLand Connections following the Comcast Transactions may fluctuate from time to time based on factors beyond our control.

Following the Comcast Transactions, the value of our interests in GreatLand Connections will depend on GreatLand Connections’ operational performance and fluctuations in its share price. We will not control the management and operations of GreatLand Connections, and we will therefore not be able to prevent or address any decline in the operational performance or trading value of GreatLand Connections. In addition, the operational performance and trading value of GreatLand Connections may be influenced by other factors outside our control, including risks resulting from the separation of the cable systems from Comcast; changes in earnings estimated by securities analysts or GreatLand Connections’ ability to meet those estimates; and domestic and foreign economic conditions. For more information about the risks associated with our ownership interest in GreatLand Connections, see “Risk Factors—Risks Related to our Interest in GreatLand Connections”.

If the operating results for GreatLand Connections following the Comcast Transactions are poor, Charter may not achieve the increases in revenues and earnings per share that Charter expects as a result of the Comcast Transactions.

Charter has projected that it will derive a portion of its revenues and earnings per share from GreatLand Connections after the Comcast Transactions, through its receipt of a management services fee of 4.25% of GreatLand Connections’ revenues pursuant to the Charter Services Agreement. In addition, Charter will record 33% of GreatLand Connections’ net income, which will also have an impact on Charter’s operating results. Therefore, any negative impact on GreatLand Connections or the operations of the GreatLand Connections Business could harm Charter’s operating results. Some of the significant factors that could harm GreatLand Connections and the operations of the GreatLand Connections Business, and therefore harm the future operating results of Charter after the Comcast Transactions, include competitive pressure from existing or new companies and a decline in the markets served by the GreatLand Connections Business. See “Risk Factors—Risks Related to our Interest in GreatLand Connections”.

If the operating results of the Time Warner Cable assets acquired in the Exchange and the Purchase are less than our expectations, or an increase in the capital expenditures to upgrade and maintain those assets as well as to keep pace with technological developments is necessary, Charter may not achieve the expected level of financial results from the Comcast Transactions.

Charter has projected that it will derive a portion of its revenues and earnings per share from the operation of the Time Warner Cable assets that it will acquire in the Exchange and the Purchase. Therefore, any negative impact on the Time Warner Cable assets to be acquired by Charter or the operating results derived from such exchanged and purchased assets could harm Charter’s operating results.

Our business is characterized by rapid technological change and the introduction of new products and services. Charter intends to make all-digital investments in the Time Warner Cable assets acquired in the Exchange and Purchase. The increase in capital expenditures necessary for the all-digital investment in the Time Warner Cable assets may negatively impact the expected financial results from the Comcast Transactions. We may not be able to fund the capital expenditures necessary to keep pace with technological developments, execute the plans to do so, or anticipate the demand of our customers for products and services requiring new technology or bandwidth. Our inability to maintain, expand and upgrade our existing or acquired assets, including through all-digital initiatives for the Time Warner Cable assets, could materially adversely affect our financial condition and results of operations.

The substantial indebtedness that will be incurred by Charter in connection with the Comcast Transactions could adversely affect Charter’s operations and financial condition after the Comcast Transactions.

As of December 31, 2014, Charter had approximately $21.1 billion principal amount of debt outstanding. Giving effect to the Comcast Transactions and the financings (not accounting for the Bright House Transaction), Charter will have a total of approximately $21.7 billion principal amount of debt outstanding which includes the $1.0 billion Term Loan A-2 which has been committed, but not issued. As of December 31, 2014, after giving effect to the Comcast Transactions and the financings (not accounting for the Bright House Transaction), Charter will have availability under its credit facilities of approximately $1.7 billion which includes an additional $500 million incremental senior secured revolving credit facility. The Term Loan G, Term Loan A-2 and incremental senior secured revolving credit facility, in each case, will be incurred under Charter Operating’s existing amended and restated credit agreement, as described in the section entitled “Debt Financing—Incremental Facilities”.

Charter may also incur additional indebtedness in connection with the Comcast Transactions and related financing transactions. The number of shares issued in the Share Issuance will be determined based upon the following formula. Following the GreatLand Connections Merger, New Charter’s ownership percentage in GreatLand Connections will be equal to an amount that will result in historic Comcast shareholders (not including Time Warner Cable stockholders and disregarding public trading for the purposes of this calculation) holding at least 50.75% of the GreatLand Connections’ shares. New Charter’s ownership percentage in GreatLand Connections is currently estimated to be 33%. To calculate the number of shares issued in the Share Issuance) as the product of 7.125 and the Carveout 2014 EBITDA (as defined in the Comcast Transactions Agreement) of the GreatLand Connections systems, plus the fair market value of any non-system assets of GreatLand Connections. From this, the amount of GreatLand Connections indebtedness as of the closing (subject to further adjustment as provided in the Comcast Transactions Agreement) will be deducted to estimate the equity value of GreatLand Connections (for purposes of the Share Issuance). This equity value, plus the amount of certain financing fees for the transaction, will be multiplied by New Charter’s percentage ownership to obtain the value (for purposes of the Share Issuance) of New Charter’s interest in GreatLand Connections.Once the value of New Charter’s interest in GreatLand Connections has been determined, New Charter shares having an equal value will be issued to the stockholders of GreatLand Connections. These New Charter shares will be valued based upon the 60-calendar-day volume weighted average price of Charter shares ending on the last trading day prior to closing.The expenses incurred by Charter and Comcast in connection with the related

GreatLand Connections financing transactions may also be larger than expected, which may further increase the amount of indebtedness Charter incurs in connection with the Comcast Transactions. For more information, see “The Comcast Transactions—The Mergers”.

Charter’s and its subsidiaries’ indebtedness could have negative consequences to Charter after the Comcast Transactions, such as:

•	requiring Charter to dedicate a substantial portion of its cash flow from operating activities to payments on its indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, research and development efforts, potential strategic acquisitions and other general corporate purposes;

•	limiting Charter’s ability to obtain additional financing to fund growth, working capital or capital expenditures, or to fulfill debt service requirements or other cash requirements;

•	exposing Charter to increased interest expense to the extent Charter refinances existing debt, particularly its bank debt, with higher cost debt;

•	placing Charter at a competitive disadvantage relative to competitors that have less debt;

•	to the extent that Charter’s debt is subject to floating interest rates, increasing Charter’s vulnerability to fluctuations in market interest rates;

•	adversely affecting Charter’s relationship with customers and suppliers;

•	limiting Charter’s flexibility in planning for, or reacting to, changes in its business, the cable and telecommunications industries, and the economy at large; and

•	limiting Charter’s ability to buy back Charter common stock or pay cash dividends.

If current debt amounts increase, the related risks that Charter now faces may intensify.

Because of high debt levels, Charter may not be able to service its debt obligations in accordance with their terms after the Comcast Transactions.

Charter’s ability to meet its expense and debt service obligations contained in the agreements governing Charter’s indebtedness will depend on its future performance, which will be affected by financial, business, economic and other factors, including potential changes in customer preferences, the success of product and marketing innovation and pressure from competitors. Should Charter’s sales decline after the Comcast Transactions, it may not be able to generate sufficient cash flow to pay its debt service obligations when due. If Charter is unable to meet its debt service obligations after the Comcast Transactions or should it fail to comply with its financial and other restrictive covenants contained in the agreements governing Charter’s indebtedness, Charter may be required to refinance all or part of its debt, sell important strategic assets at unfavorable prices or borrow more money. Charter may not be able to, at any given time, refinance its debt, sell assets or borrow more money on terms acceptable to Charter or at all. The inability of Charter to refinance its debt could have a material adverse effect on Charter’s financial condition and results from operations after the Comcast Transactions.

The existing agreements and instruments governing Charter’s existing debt contain restrictions and limitations that could significantly affect its ability to operate its business, as well as significantly affect its liquidity and, after the Comcast Transactions, Charter will be subject to restrictive debt covenants, which may restrict its operational flexibility.

Charter’s existing credit facilities and the indentures governing its debt contain a number of significant covenants that could adversely affect its ability to operate its business, its liquidity, and its results of operations. These covenants restrict, among other things, Charter’s and its subsidiaries’ ability to:

•	incur additional debt;

•	repurchase or redeem equity interests and debt;

•	issue equity;

•	make certain investments or acquisitions;

•	pay dividends or make other distributions;

•	dispose of assets or merge;

•	enter into related party transactions; and

•	grant liens and pledge assets.

Charter depends on generating sufficient cash flow to fund its debt obligations, capital expenditures, and ongoing operations.

After the Comcast Transactions, the agreements governing Charter’s indebtedness will contain additional financial and other restrictive covenants that may be similarly or more restrictive and will limit Charter’s and its subsidiaries’ ability to engage in activities that may be in their long-term best interests, including minimum interest coverage and maximum leverage ratios and covenants that may limit the ability of Charter and its subsidiaries to incur additional indebtedness, create liens, merge or consolidate with another company, sell assets and enter into transactions with affiliates.

Charter is dependent on its cash on hand and cash flow from operations to fund its debt obligations, capital expenditures and ongoing operations.

Charter’s ability to service its existing debt and debt incurred in connection with the Comcast Transactions, and to fund its planned capital expenditures and ongoing operations will depend on its ability to continue to generate cash flow and its access (by dividend or otherwise) to additional liquidity sources at the applicable obligor. Charter’s ability to continue to generate cash flow is dependent on many factors, including:

•	Charter’s ability to sustain and grow revenues and cash flow from operations by offering video, Internet, voice, advertising and other services to residential and commercial customers, to adequately meet the customer experience demands in its markets and to maintain and grow its customer base, particularly in the face of increasingly aggressive competition, the need for innovation and the related capital expenditures and the difficult economic conditions in the United States;

•	the impact of competition from other market participants, including but not limited to incumbent telephone companies, direct broadcast satellite operators, wireless broadband and telephone providers, DSL providers and video provided over the Internet;

•	general business conditions, economic uncertainty or downturn, high unemployment levels and the level of activity in the housing sector;

•	Charter’s ability to obtain programming at reasonable prices or to raise prices to offset, in whole or in part, the effects of higher programming costs (including retransmission consents);

•	the development and deployment of new products and technologies; and

•	the effects of governmental regulation on Charter’s business.

Some of these factors are beyond Charter’s control. If Charter is unable to generate sufficient cash flow or Charter is unable to access additional liquidity sources, Charter may not be able to service and repay its debt, operate its business, respond to competitive challenges, or fund its other liquidity and capital needs.

Charter may have difficulty attracting, motivating and retaining executives and other employees in light of the Comcast Transactions.

Uncertainty about the effect of the Comcast Transactions on Charter employees may have an adverse effect on Charter. This uncertainty may impair Charter’s ability to attract, retain and motivate personnel until the

Comcast Transactions are completed. Employee retention may be particularly challenging during the pendency of the Comcast Transactions, as employees may feel uncertain about their future roles with Charter after the Comcast Transactions. If employees of Charter depart because of issues relating to the uncertainty and difficulty of integration or a desire not to become employees of Charter after the Comcast Transactions, Charter’s ability to realize the anticipated benefits of the Comcast Transactions could be reduced.

A delay in the completion of the Comcast Transactions may diminish the anticipated benefits of the Comcast Transactions.

Completion of the Comcast Transactions is conditioned upon the receipt of certain governmental consents and approvals, orders, authorizations, and rulings, including the expiration or termination of any applicable waiting period (or extension thereof) under the HSR Act and the adoption of an order, and release of the full text thereof, by the FCC granting its consent to the transfer of control or assignment of certain licenses and authorizations issued by the FCC. The requirement to receive these consents and approvals, orders, authorizations and rulings before the Comcast Transactions could delay the completion of the Comcast Transactions if, for example, government agencies request additional information from the parties in order to facilitate their review of the Comcast Transactions or require any conditions precedent to granting their approval of the Comcast Transactions. In addition, these governmental agencies may attempt to condition their approval of the Comcast Transactions on the imposition of conditions that could have a material adverse effect on Charter after the Comcast Transactions, including but not limited to its operating results or the value of Charter Class A common stock. Any delay in the completion of the Comcast Transactions could diminish the anticipated benefits of the Comcast Transactions or result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the Comcast Transactions. Any uncertainty over the ability of the companies to complete the Comcast Transactions could make it more difficult for Charter and GreatLand Connections to retain key employees or to pursue business strategies. In addition, until the Comcast Transactions are completed, the attention of Charter management may be diverted from ongoing business concerns and regular business responsibilities to the extent management is focused on matters relating to the Comcast Transactions.

Our inability to successfully acquire and integrate other businesses, assets, products or technologies could harm our operating results.

We continuously evaluate and pursue small and large acquisitions and strategic investments in businesses, products or technologies that we believe could complement or expand our business or otherwise offer growth or cost-saving opportunities. From time to time, including in the near term, we may enter into letters of intent with companies with which we are negotiating for potential acquisitions or investments, or as to which we are conducting due diligence. An investment in, or acquisition of, complementary businesses, products or technologies in the future could materially decrease the amount of our available cash or require us to seek additional equity or debt financing. We may not be successful in negotiating the terms of any potential acquisition, conducting thorough due diligence, financing the acquisition or effectively integrating the acquired business, product or technology into our existing business and operations. Our due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business, product or technology, including issues related to intellectual property, product quality or product architecture, regulatory compliance practices, revenue recognition or other accounting practices, or employee or customer issues.

Additionally, in connection with any acquisitions we complete, we may not achieve the growth, synergies or other benefits we expected to achieve, and we may incur write-downs, impairment charges or unforeseen liabilities that could negatively affect our operating results or financial position or could otherwise harm our business. Further, contemplating or completing an acquisition and integrating an acquired business, product or technology, individually or across multiple opportunities, could divert management and employee time and resources from other matters.

Failure to complete the Comcast Transactions could negatively impact our stock price and our future business and financial results.

If the Comcast Transactions are not completed for any reason, our ongoing business may be adversely affected and, without realizing any of the benefits of having completed the Comcast Transactions, we would be subject to a number of risks:

•	We may experience negative reactions from the financial markets, including negative impacts on our stock price;

•	We may experience negative reactions from our customers, regulators and employees;

•	We may be required to pay significant costs relating to the Comcast Transactions;

•	The Comcast Transactions Agreement places certain restrictions on the conduct of our business with respect to our assets being transferred to Comcast prior to completion of the Comcast Transactions. Such restrictions, the waiver of which is subject to the consent of the other party (in certain cases, not to be unreasonably withheld, conditioned or delayed), may have prevented us from taking certain specified actions or otherwise pursuing business opportunities during the pendency of the Comcast Transactions; and

•	Matters relating to the Comcast Transactions (including integration planning) will require substantial commitments of time and resources by our management and expenditures, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to us as an independent company.

If the Comcast Transactions are not completed, the risks described above may materialize and they may adversely affect our business, financial condition, financial results and stock price. In addition, we could be subject to litigation related to any failure to complete the Comcast Transactions or related to any enforcement proceeding commenced against us to perform our obligations under the Comcast Transactions Agreement.

If the Spin-Off does not qualify as a tax-free reorganization under Sections 368(a)(1)(D) and 355 of the Code, including as a result of subsequent acquisitions of stock of GreatLand Connections, then Comcast may recognize a very substantial amount of taxable gain and GreatLand Connections (and in certain circumstances, Charter) may be obligated to indemnify Comcast for these taxes.

The completion of the Comcast Transactions is conditioned upon the receipt of opinions from counsel as to the tax free nature of certain of the Comcast Transactions, including the Spin-Off. The opinions of counsel will be based on, among other things, current law and certain assumptions and representations as to factual matters made by Comcast, GreatLand Connections and Charter. Any change in currently applicable law, which may be retroactive, or the failure of any representation to be true, correct and complete, could adversely affect the conclusions reached by counsel in the opinions. Moreover, the opinions will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the conclusions reached in the opinions.

Even if the Spin-Off otherwise qualifies as a tax-free spin-off for U.S. federal income tax purposes, the Spin-Off will be taxable to Comcast pursuant to section 355(e) of the Code if 50% or more of the stock of either Comcast or GreatLand Connections is acquired, directly or indirectly (taking into account the stock of GreatLand Connections acquired by New Charter in the Merger and the stock of Comcast and GreatLand Connections acquired by Time Warner Cable stockholders in the transaction between Comcast and Time Warner Cable and in the Spin-Off), as part of a plan or series of related transactions that includes the Spin-Off. Because GreatLand Connections stockholders that are former Comcast shareholders (exclusive of former Time Warner Cable stockholders) will own more than 50% of the common stock of GreatLand Connections following the Merger, the Merger standing alone is not expected to cause the Spin-Off to be taxable to Comcast under section 355(e) of the Code. However, if the IRS were to determine that other acquisitions of GreatLand Connections common stock or Comcast common stock, either before or after the Spin-Off are part of a plan or series of related transactions that includes the Spin-Off, such determination could result in the recognition of gain by Comcast under section 355(e) of the Code. If section 355(e) of the Code applied, Comcast might recognize a very substantial amount of taxable gain.

Under the Tax Matters Agreement, in certain circumstances, and subject to certain limitations, GreatLand Connections will be required to indemnify Comcast against taxes on the Spin-Off that arise as a result of certain actions or failures to act by GreatLand Connections or as a result of certain changes in ownership of the stock of GreatLand Connections after the completion of the Comcast Transactions. GreatLand Connections will be unable to take certain actions after the Comcast Transactions because such actions could adversely affect the tax-free status of the Spin-Off, and such restrictions could be significant. If GreatLand Connections is required to indemnify Comcast in the event the Spin-Off is taxable, this indemnification obligation would be substantial and could have a material adverse effect on GreatLand Connections.

Moreover, under the Tax Matters Agreement, and subject to certain limitations, New Charter will be required to indemnify Comcast against taxes on the Spin-Off that arise from New Charter taking any actions that would result in New Charter holding GreatLand Connections shares in excess of the percentage of GreatLand Connections shares acquired in the Merger during the two year period following the Spin-Off. If New Charter is required to indemnify Comcast in the event the Spin-Off is taxable, this indemnification obligation would be substantial and could have a material adverse effect on New Charter.

New Charter and GreatLand Connections will be unable to take certain actions after the Comcast Transactions because such actions could adversely affect the tax-free status of the Spin-Off, and such restrictions could be significant.

The Tax Matters Agreement will prohibit New Charter, Charter and GreatLand Connections from taking actions that could cause the Spin-Off to be taxable to Comcast. In particular, for two years after the completion of the Comcast Transactions, New Charter and GreatLand Connections will not be permitted to take actions that would result in New Charter holding (or being treated as holding) GreatLand Connections shares in excess of the percentage of GreatLand Connections shares acquired by New Charter in the GreatLand Connections Merger. These actions could include entering into certain merger or consolidation transactions, certain stock issuances and certain other desirable strategic transactions.

Because of these restrictions, GreatLand Connections may be limited in the amount of stock that it can issue to make acquisitions or raise additional capital in the two years subsequent to the completion of the Mergers, which could have a material adverse effect on GreatLand Connections’ liquidity and financial condition.

The Tax Matters Agreement will also provide that in certain circumstances, and subject to certain limitations, GreatLand Connections and New Charter will be required to indemnify Comcast against taxes on the Spin-Off that arise as a result of actions in violation of the prohibitions and limitations described above. If GreatLand Connections or New Charter is required to indemnify Comcast in the event the Spin-Off is taxable, this indemnification obligation would be substantial and could have a material adverse effect on GreatLand Connections or New Charter, as applicable.

See “Additional Agreements Related to the Contribution and Spin-Off, the Mergers, the Exchange and the Purchase—Tax Matters Agreement”.

We will incur significant transaction-related costs in connection with the Comcast Transactions.

We expect to incur a number of non-recurring costs associated with the Comcast Transactions before, at, and after closing the Comcast Transactions. We also will incur transaction fees and costs related to formulating and implementing integration plans, including facilities and systems implementation costs and employment-related costs. We continue to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the Comcast Transactions and integration. Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow us to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all. In addition, if the Comcast Transactions are not consummated, we would bear some or all of these costs without the benefit of efficiencies from the integration of the businesses. Such costs could have a material adverse impact on our financial results.

Sales of our common stock after the Comcast Transactions may negatively affect the market price of New Charter common stock.

The shares of our common stock to be issued in the Comcast Transactions to holders of GreatLand Connections common stock will generally be eligible for immediate resale. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after the consummation of the Comcast Transactions or even the perception that these sales could occur.

Currently, Comcast shareholders may include index funds that have performance tied to the Standard & Poor’s 500 Index or other stock indices, and institutional investors subject to various investing guidelines. Because New Charter may not be included in these indices following the consummation of the Comcast Transactions or may not meet the investing guidelines of some of these institutional investors, these index funds and institutional investors may decide to or may be required to sell the common stock that they receive in the Comcast Transactions. These sales, or the possibility that these sales may occur, may also make it more difficult for New Charter to obtain additional capital by selling equity securities in the future at a time and at a price that it deems appropriate.

The GreatLand Connections board of directors did not obtain an independent financial advisor’s opinion to the effect that the GreatLand Connections Merger is fair to GreatLand Connections shareholders.

The Comcast Transactions Agreement was approved by the board of directors of Comcast and, as GreatLand Connections was not formed at the time the Comcast Transactions Agreement was approved and as GreatLand Connections is now and will remain until completion of the Spin-Off a wholly-owned subsidiary of Comcast, GreatLand Connections did not seek and will not seek, and the GreatLand Connections board of directors did not receive and will not receive, an independent financial advisor’s opinion that the GreatLand Connections Merger is fair to GreatLand Connections shareholders before entering into the Comcast Transactions Agreement or completing the transactions contemplated thereby.

Risks Related to our Interest in GreatLand Connections

GreatLand Connections currently faces a wide range of competitors, and its business and results of operations could be adversely affected if it does not compete effectively.

GreatLand Connections operates in an intensely competitive, consumer-driven and rapidly changing environment and competes with a growing number of companies that provide a broad range of communications products and services and entertainment, news and information content to consumers. Technological changes are further intensifying and complicating the competitive landscape and influencing consumer behavior, which is discussed in the risk factor immediately below, “—Newer technologies and services are driving changes in consumer behavior, which may increase the number of competitors GreatLand Connections faces and adversely affect its businesses.”

Competition for the cable services GreatLand Connections offers consists primarily of direct broadcast satellite (“DBS”) providers, which have a national footprint and compete in all GreatLand Connections’ service areas, and phone companies, which overlap approximately half of its service areas and are continuing to expand their fiber-based networks. GreatLand Connections also competes with other providers of traditional cable services in some of the areas it serves and with satellite master antenna television systems. All of these companies typically offer features, pricing and packaging for services comparable to GreatLand Connections’ cable services. Furthermore, some of GreatLand Connections’ phone company competitors have their own wireless facilities and may expand their cable offerings to include bundled wireless offerings, which may have an adverse impact on its competitive position, business and results of operations. Additionally, in May 2014, AT&T, GreatLand Connections’ largest phone company competitor, announced its intention to acquire DirecTV, the nation’s largest DBS provider. If completed, this transaction will create an even larger competitor for GreatLand Connections’ cable services that will have the ability to expand its cable service offerings to include bundled wireless offerings.

There continue to be new entrants, some with significant financial resources, that potentially may compete on a larger scale with GreatLand Connections’ cable services. These new entrants include companies that offer services that enable Internet video streaming and downloading of video programming, some of which charge a nominal or no fee for access to their content. Additionally, Google has launched high-speed Internet and video services in a limited number of areas outside of GreatLand Connections’ footprint, and some local municipalities are launching their own fiber-optic high-speed Internet services.

There can be no assurance that GreatLand Connections will be able to compete effectively against existing or new competitors or that competition will not have an adverse effect on its business.

Newer technologies and services are driving changes in consumer behavior, which may increase the number of competitors GreatLand Connections faces and adversely affect GreatLand Connections’ businesses.

Newer technologies and services, particularly alternative methods for the distribution, sale and viewing of content, have been, and will likely continue to be, developed that further increase the number of competitors that GreatLand Connections faces for its cable services. These technologies and services are also driving changes in consumer behavior as consumers seek more control over when, where and how they consume content and access communications services. While GreatLand Connections will attempt to adapt to changing consumer behavior by adding additional video on demand content and offering some of that content and live programming online, newer services and technologies that may compete with GreatLand Connections’ video services include digital distribution services and devices that offer Internet video streaming and downloading of movies, television shows and other video programming that can be viewed on television sets, computers, smartphones and tablets. Some of these services charge a nominal or no fee for access to their content, which could adversely affect demand for GreatLand Connections’ video services, including for premium networks and its DVR and video on demand services. Newer services in wireless Internet technology, such as 4G wireless broadband services and Wi-Fi networks, and devices such as wireless data cards, tablets, smartphones and mobile wireless routers that connect to such devices, may compete with GreatLand Connections’ high-speed Internet services. GreatLand Connections’ voice services continue to face increased competition from wireless and Internet-based phone services as more people choose to replace their traditional wireline phone service with these phone services. The success of any of these ongoing and future developments or GreatLand Connections’ failure to effectively anticipate or adapt to emerging technologies or changes in consumer behavior, including among younger consumers, could have an adverse effect on GreatLand Connections’ competitive position, business and results of operations.

We have relied and will rely on GreatLand Connections to provide us with the financial information that we use in accounting for our ownership interest in GreatLand Connections as well as information regarding GreatLand Connections that we include in our public filings, including this prospectus.

We expect to account for our approximately 33% ownership interest in GreatLand Connections using the equity method of accounting and, accordingly, in our financial statements we expect to record our share of GreatLand Connections’ net income or loss. Within the meaning of U.S. accounting rules, we will rely on GreatLand Connections to provide us with financial information prepared in accordance with generally accepted accounting principles, which we will use in the application of the equity method. We will also rely on GreatLand

Connections to provide us with the information regarding their company that we will include in our public filings. In addition, we cannot change the way in which GreatLand Connections will report its financial results or require GreatLand Connections to change its internal controls over financial reporting. No assurance can be given that GreatLand Connections will provide us with the information necessary to enable us to complete our public filings on a timely basis or at all. Furthermore, any material misstatements or omissions in the information GreatLand Connections is expected to provide to us or publicly files could have a material adverse effect on our financial statements and filing status under federal securities laws.

GreatLand Connections expects its programming expenses to increase considerably immediately following the Spin-Off.

Prior to the Spin-Off, programming expenses for GreatLand Connections’ video services were its largest single expense item, even with the benefit of lower rates obtained by Comcast due to its scale as being the nation’s largest cable operator. Following the Spin-Off, GreatLand Connections expects that it will obtain its programming primarily through Charter, as well as through some direct relationships with programmers. Charter anticipates its programming costs, even after giving effect to the Comcast Transactions, to be considerably higher than Comcast’s programming costs.

Programming expenses for GreatLand Connections’ video services are increasing, which could adversely affect GreatLand Connections’ businesses.

The multichannel video provider industry has experienced continued increases in the cost of programming, especially sports programming, which GreatLand Connections expects will continue for the foreseeable future. GreatLand Connections’ programming expenses may also increase as GreatLand Connections adds programming to GreatLand Connections’ video services or distributes existing programming to more of GreatLand Connections’ customers or through additional delivery platforms, such as video on demand or online video applications. Additionally, in the past few years, cable operators have begun paying certain local broadcast television stations in exchange for their required consent for the retransmission of broadcast network programming to its video services customers; GreatLand Connections expects to be subject to increasing demands for payment and other concessions from local broadcast television stations. These market factors may be exacerbated by the increasing trend of consolidation in the media industry, which may further increase GreatLand Connections’ programming expenses. If GreatLand Connections is unable to raise its customers’ rates or offset programming cost increases through the sale of additional services, the increasing cost of programming could have an adverse impact on GreatLand Connections’ results of operations. Moreover, as GreatLand Connections’ contracts with content providers expire, there can be no assurance that they will be renewed on acceptable terms or that they will be renewed at all, in which case GreatLand Connections may be unable to provide such content as part of its video services, and its businesses and results of operations could be adversely affected.

GreatLand Connections faces risks inherent in its commercial business.

GreatLand Connections is focused on growing its commercial services business and expects to maintain or increase expenditures on technology, equipment and personnel focused on the commercial business. Commercial business customers often require service level agreements and generally have heightened customer expectations for reliability of services. If GreatLand Connections’ efforts to build the infrastructure to scale the commercial business are not successful, the growth of its commercial services business would be limited. GreatLand Connections depends on interconnection and related services provided by certain third parties for the growth of its commercial business. As a result, GreatLand Connections’ ability to implement changes as the services grow may be limited. If GreatLand Connections is unable to meet these service level requirements or expectations, its commercial business could be adversely affected.

A decline in advertising expenditures or changes in advertising markets could negatively impact GreatLand Connections’ businesses.

A decline in advertising expenditures could negatively impact GreatLand Connections’ results of operations. Declines can be caused by the economic prospects of specific advertisers or industries, by increased competition for the leisure time of audiences and audience fragmentation, by the growing use of new technologies, or by the economy in general, any of which may cause advertisers to alter their spending priorities based on these or other factors. Further, natural disasters, wars, acts of terrorism, or other significant adverse news events could lead to a reduction in advertising expenditures as a result of uninterrupted news coverage and general economic uncertainty.

GreatLand Connections’ business depends on keeping pace with technological developments.

GreatLand Connections’ success is, to a large extent, dependent on its ability to acquire, develop, adopt and leverage new and existing technologies, and its competitors’ use of certain types of technology and equipment may provide them with a competitive advantage. For example, some companies and municipalities are building advanced fiber-optic networks that provide very fast Internet access speeds, and wireless Internet technologies continue to evolve rapidly to allow for greater speed and reliability. GreatLand Connections expects other advances in communications technology to occur in the future. If GreatLand Connections chooses technology or equipment that is not as effective or attractive to consumers as that employed by its competitors, if GreatLand Connections fails to employ technologies desired by consumers before its competitors do so, or if GreatLand Connections fails to execute effectively on its technology initiatives, GreatLand Connections’ business and results of operations could be adversely affected. GreatLand Connections also may incur increased costs if changes in the products and services that its competitors offer require that GreatLand Connections offer certain of its existing services or enhancements at a lower or no cost to its customers or that GreatLand Connections make additional research and development expenditures, which could have an adverse effect on its businesses.

GreatLand Connections is subject to regulation by federal, state and local authorities, which may impose additional costs and restrictions on GreatLand Connections’ businesses.

Federal, state and local governments extensively regulate the video services industry and may increase the regulation of the Internet service and Voice over Internet Protocol (“VoIP”) service industries. GreatLand Connections expects that legislative enactments, court actions and regulatory proceedings will continue to clarify, and in some cases may adversely affect, the rights and obligations of cable operators and other entities under the Communications Act of 1934, as amended (the “Communications Act”), and other laws. Failure to comply with the laws and regulations applicable to GreatLand Connections’ businesses could result in administrative enforcement actions, fines, and civil and criminal liability.

Changes to existing statutes, rules, regulations, or interpretations thereof, or adoption of new ones, could have an adverse effect on GreatLand Connections’ business.

Legislators and regulators at all levels of government frequently consider changing, and sometimes do change, existing statutes, rules, regulations, or interpretations thereof, or prescribe new ones. Any future legislative, judicial, regulatory or administrative actions may increase GreatLand Connections’ costs or impose additional restrictions on GreatLand Connections’ businesses. For example, on February 26, 2015, the FCC adopted an Order that (1) reclassified broadband internet service as a Title II service, (2) applied certain existing Title II provisions and associated regulations (including requiring that rates and practices be just, reasonable, and nondiscriminatory, allowing complaints in court and before the FCC, imposing privacy and disability obligations, and providing broadband providers with access to poles and conduits), (3) forbore from applying a range of other existing Title II provisions and associated regulations, but to varying degrees indicated that this forbearance may be only temporary, and (4) issued new rules expanding disclosure requirements and prohibiting blocking, throttling, paid prioritization, and unreasonable interference with the ability of end users and edge providers to reach each other. The Order also subjected broadband providers’ Internet traffic exchange rates and practices to

FCC oversight for the first time and created a mechanism for third parties to file complaints regarding these matters. The Order has been appealed by multiple parties. The Order will become effective on June 12, 2015 (except for the expanded disclosure requirements, which will not become effective until they receive approval from the Office of Management and Budget), unless the FCC or a court issues a stay. The Order could have a material adverse effect on GreatLand Connections’ business and results of operations. The FCC is also considering the appropriate regulatory framework for VoIP service, including whether that service should be regulated under Title II. While GreatLand Connections cannot predict what rules the FCC will adopt as part of these rulemakings, any changes to the regulatory framework for GreatLand Connections’ high-speed Internet or VoIP services could have a negative impact on its business and results of operations.

GreatLand Connections relies on network and information systems, properties and other technologies, and a disruption, cyber-attack, failure or destruction of such networks, systems, properties or technologies may disrupt or have an adverse effect on its business.

Network and information systems and other technologies, including those related to GreatLand Connections’ network management and customer service operations, are critical to its business activities. Network and information systems-related events, including those caused by us or by third parties, such as computer hackings, cyber attacks, computer viruses, worms or other destructive or disruptive software, process breakdowns, denial of service attacks, malicious social engineering or other malicious activities, or any combination of the foregoing, or power outages, natural disasters, terrorist attacks or other similar events, could result in a degradation or disruption of GreatLand Connections’ services, excessive call volume to call centers or damage to its properties, equipment and data. These events also could result in large expenditures to repair or replace the damaged properties, networks or information systems or to protect them from similar events in the future.

In addition, GreatLand Connections may obtain certain confidential, proprietary and personal information about GreatLand Connections’ customers, personnel and vendors, and may provide this information to third parties, in connection with its business. While GreatLand Connections obtains assurances that these third parties will protect this information, there is a risk that this information may be compromised. Any security breaches, such as misappropriation, misuse, leakage, falsification or accidental release or loss of information maintained in GreatLand Connections’ information technology systems, including customer, personnel and vendor data, could damage GreatLand Connections’ reputation and require it to expend significant capital and other resources to remedy any such security breach, and could cause regulators to impose fines or other remedies for failure to comply with relevant customer privacy rules.

The risk of these systems-related events and security breaches occurring continues to intensify in many lines of business, and GreatLand Connections’ line of business may be at a disproportionately heightened risk of these events occurring, due to the nature of its business and the fact that GreatLand Connections maintains certain information necessary to conduct GreatLand Connections’ business in digital form stored on cloud servers. In the ordinary course of GreatLand Connections’ business, there are frequent attempts to cause such systems-related events and security breaches, and GreatLand Connections has experienced a few minor systems-related events that, to date, have not resulted in any significant degradation or disruption to GreatLand Connections’ network or information systems or its services or operations. While Comcast developed and maintained systems seeking to prevent systems-related events and security breaches from occurring, GreatLand Connections will be transitioning from Comcast’s systems following the Spin-Off. Additionally, the development and maintenance of these systems is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Despite any efforts to prevent these events and security breaches, there can be no assurance that they will not occur in the future or will not have an adverse effect on GreatLand Connections’ business. Moreover, the amount and scope of insurance GreatLand Connections maintains against losses resulting from any such events or security breaches may not be sufficient to cover its losses or otherwise adequately compensate GreatLand Connections for any disruptions to its business that may result, and the occurrence of any such events or security breaches could have an adverse effect on its business.

Weak economic conditions may have a negative impact on GreatLand Connections’ business.

A substantial portion of GreatLand Connections’ revenue is expected to come from customers whose spending patterns may be affected by prevailing economic conditions. Weak economic conditions, including unemployment and a weak housing market, or increases in price levels generally due to inflationary pressures, could adversely affect demand for any of GreatLand Connections’ products and services and have a negative impact on GreatLand Connections’ results of operations. For example, customers may reduce the level of cable services to which they subscribe, or may discontinue subscribing to one or more of GreatLand Connections’ cable services. This risk may be increased by the expanded availability of free or lower cost competitive services, such as Internet video streaming and downloading services, or substitute services for GreatLand Connections’ high-speed Internet and phone services, such as mobile phones, smartphones and Wi-Fi networks. Weak economic conditions also may have a negative impact on GreatLand Connections’ advertising revenue. Additionally, because GreatLand Connections will have concentrations of customers in the Detroit, St. Paul-Minneapolis and Indianapolis designated market areas (“DMAs”), any disproportionate economic weakness in those DMAs as compared to the nation as a whole could have an adverse effect on GreatLand Connections’ business. Weak economic conditions and turmoil in the global financial markets may also impair the ability of third parties to satisfy their obligations to GreatLand Connections. Further, any disruption in the global financial markets may affect GreatLand Connections’ ability to obtain financing on acceptable terms. If economic conditions deteriorate, GreatLand Connections’ businesses may be adversely affected.

GreatLand Connections may be unable to obtain necessary hardware, software and operational support.

GreatLand Connections depends on third-party vendors to supply GreatLand Connections with a significant amount of the hardware, software and operational support necessary to provide certain of its services. Some of these vendors represent GreatLand Connections’ primary source of supply or grant GreatLand Connections the right to incorporate their intellectual property into some of GreatLand Connections’ hardware and software products. If any of these vendors experience operating or financial difficulties, if GreatLand Connections’ demand exceeds their capacity or if they are otherwise unable to meet GreatLand Connections’ specifications or provide the equipment or services GreatLand Connections needs in a timely manner or at reasonable prices, GreatLand Connections’ ability to provide some services may be adversely affected.

GreatLand Connections may be unable to maintain intellectual property protection for its products and services.

GreatLand Connections depends on patent, copyright, trademark and trade secret laws and licenses to establish and maintain its intellectual property rights in technology and the products and services used in its operating activities. Any of GreatLand Connections’ intellectual property rights could be challenged or invalidated, or such intellectual property rights may not be sufficient to permit GreatLand Connections to continue to use certain intellectual property, which could result in discontinuance of certain product or service offerings or other competitive harm, GreatLand Connections incurring substantial monetary liability or being enjoined preliminarily or permanently from further use of the intellectual property in question. The occurrence of any such event could have an adverse effect on GreatLand Connections’ business.

GreatLand Connections’ cable system franchises are subject to non-renewal or termination. The failure to renew a franchise in one or more key markets could adversely affect its business.

GreatLand Connections’ cable systems generally operate pursuant to franchises, permits, and similar authorizations issued by a state or local governmental authority controlling public rights-of-way. Many franchises establish comprehensive facilities and service requirements, as well as specific customer service standards and monetary penalties for noncompliance. In many cases, franchises are terminable if the franchisee fails to comply with significant provisions set forth in the franchise agreement governing system operations. Franchises are generally granted for fixed terms and must be periodically renewed. Franchising authorities may resist granting a renewal if either past performance or the prospective operating proposal is considered inadequate. Franchise authorities often demand concessions or other commitments as a condition to renewal. In some instances, local franchises have not been renewed at expiration, and GreatLand Connections will operate under either temporary operating agreements or without a franchise while negotiating renewal terms with the local franchising authorities.

The traditional cable franchising regime has recently undergone significant change as a result of various federal and state actions. Some state franchising laws do not allow GreatLand Connections to immediately opt into favorable statewide franchising. In many cases, state franchising laws will result in fewer franchise imposed requirements for GreatLand Connections’ competitors who are new entrants than for GreatLand Connections, until it is able to opt into the applicable state franchise.

GreatLand Connections may not be able to comply with all significant provisions of its franchise agreements and certain of its franchisers may from time to time allege that GreatLand Connections has not complied with these agreements. Additionally, GreatLand Connections may not be able to renew, or to renew as favorably, its franchises in the future. A termination of or a sustained failure to renew a franchise in one or more key markets could adversely affect GreatLand Connections’ business in the affected geographic area.

GreatLand Connections has no operating history as a separate company and may be unable to maintain its operating results at historical levels after becoming a stand-alone company.

GreatLand Connections has no operating history as a separate, stand-alone company. We cannot assure you that as a separate company, GreatLand Connections’ operating results will continue at historic levels. Prior to the Comcast Transactions, GreatLand Connections, as part of Comcast, the nation’s largest cable operator, was able to procure products and services on favorable terms. As a stand-alone company, GreatLand Connections may not be able to obtain the same favorable terms and could incur additional costs to obtain the same products and services. Additionally, as a stand-alone company, GreatLand Connections will incur additional costs to make investments to replicate or outsource certain systems, infrastructure, and functional expertise that are currently provided by Comcast. In connection with the Comcast Transactions, GreatLand Connections will enter into a services agreement with Charter pursuant to which Charter will provide certain services to GreatLand Connections, including but not limited to corporate, network operations, engineering and IT, voice operations, programming management, procurement services, customer products and customer services (the “Charter Services Agreement”). See “Additional Agreements Related to the Contribution and Spin-Off, the Mergers, the Exchange and the Purchase—Charter Services Agreement”. The Charter Services Agreement will require GreatLand Connections to pay to Charter a quarterly service charge of 4.25% of GreatLand Connections’ quarterly total revenues and to reimburse Charter for certain service costs incurred. The Charter Services Agreement will have an initial term of three years, automatically renewable for one-year terms unless either party gives notice of non-renewal at least one year prior to the end of the initial, or any renewal, term. The Charter Services Agreement will also be terminable by either party for customary for-cause events and in certain other circumstances. If the Charter Services Agreement is terminated, GreatLand Connections may not be able to enter into other agreements on terms favorable or acceptable to GreatLand Connections. Any additional or increased costs GreatLand Connections incurs to maintain its systems, infrastructure and functional expertise may have a material adverse effect on its business.

Historically, GreatLand Connections’ business has been operated as part of Comcast’s cable communications business, and Comcast has performed many corporate functions for its operations, including managing financial and human resources systems, internal auditing, investor relations, treasury services, select accounting functions, finance and tax administration, benefits administration, legal, governmental relations and regulatory functions. Following the Comcast Transactions, Comcast will provide support to GreatLand Connections with respect to certain of these functions for periods specified in the Transition Services Agreement and various other agreements. However, GreatLand Connections will need to replicate certain systems, infrastructure and personnel to which it will no longer have access after the separation from Comcast, and the costs of such activities may exceed the costs GreatLand Connections has historically incurred or that GreatLand Connections will pay to Comcast during the transition period.

Risks Related to the Bright House Transaction

Liberty currently has governance rights that give it influence over corporate transactions and other matters. In connection with the Bright House Transaction, Liberty’s governance rights will be modified and A/N will receive governance rights pursuant to the Bright House Stockholders Agreement and amendments to New Charter’s governing documents, and Liberty and A/N will have influence over corporate transactions and other matters.

Liberty currently owns a significant amount of Charter Class A common stock and is entitled to certain governance rights with respect to Charter. Members of our board of directors include directors who are also officers and directors of Liberty, our principal stockholder. Dr. John Malone is the Chairman of Liberty, and Mr. Greg Maffei is the president and chief executive officer of Liberty. As of December 31, 2014, Liberty beneficially held approximately 25.75% of our Class A common stock. Pursuant to the Bright House Stockholders Agreement by and among Liberty and Charter dated March 19, 2013, as amended on October 14, 2014 (the “Former Stockholder Agreement”), Liberty has the right to designate up to four directors as nominees for our board of directors through our 2015 annual meeting of stockholders with one designated director to be appointed to each of the audit committee, the nominating and corporate governance committee and the compensation and benefits committee.

In connection with the Bright House Transaction, we entered into the Bright House Stockholders Agreement with A/N and Liberty. Upon the closing of the Bright House Transaction, the Bright House Stockholders Agreement will supersede the Former Bright House Stockholders Agreement and Charter expects that Liberty will have an equity interest of approximately 19.4% and A/N will have an equity interest of approximately 26.2%, in each case on an as-converted, as-exchanged basis. Following the closing of the Bright House Transaction, the Bright House Stockholders Agreement and the Certificate of Incorporation will fix the size of the board at 13 directors, and three designees selected by Liberty and three designees selected by A/N will become members of the board. Going forward, each of Liberty and A/N will be entitled to designate three nominees to be elected as directors provided that each maintains certain specified voting or equity ownership thresholds. Liberty and A/N are required to vote (subject to the applicable voting cap) for the director nominees nominated by the nominating and corporate governance committee of the board of directors, including the designees of Liberty and A/N, and against any other nominees, except that, with respect to the unaffiliated directors, Liberty and A/N must instead vote in the same proportion as the voting securities are voted by stockholders other than A/N and Liberty or any group which includes any of them are voted, if doing so would cause a different outcome with respect to the unaffiliated directors. For so long as each of Liberty and A/N has vote or equity ownership interest in New Charter of 20% or more, any change of control of New Charter will require the approval of both a majority of the board and a majority of the unaffiliated directors. Due to the proxy that A/N will grant to Liberty effective as of the closing of the Bright House Transaction (which counts towards Liberty’s voting interest for purposes of the voting interest thresholds under the Bright House Stockholders Agreement), it is expected that both A/N and Liberty will exceed this threshold.

As a result of their rights under the Bright House Stockholders Agreement and their significant equity and voting stakes in New Charter, Liberty and/or A/N, who may have interests different from those of the public stockholders, will be able to exercise substantial influence over certain matters relating to the governance of New Charter, including the approval of significant corporate actions, such as mergers and other business combination transactions.

The Bright House Stockholders Agreement will provide Liberty with the right to purchase New Charter stock at the closing of the Bright House Transaction, and will provide A/N and Liberty with preemptive rights with respect to issuances of New Charter equity in connection with certain transactions, and in the event that A/N or Liberty exercises these rights, holders of our Class A common stock may experience dilution.

The Bright House Stockholders Agreement provides that A/N and Liberty will have certain preemptive rights over issuances of New Charter equity securities in connection with capital raising transactions, merger and acquisition transactions, and in certain other circumstances. Holders of New Charter Class A common stock are not generally entitled to similar preemptive rights with respect to such transactions. If Liberty and/or A/N elect to exercise their preemptive rights, other holders of our Class A common stock may experience dilution of their interest in New Charter.

Completion of the Bright House Transaction is subject to a number of conditions and if these conditions are not satisfied or waived, the Bright House Transaction will not be completed.

Our obligation and the obligation of A/N to complete the Bright House Transaction are subject to satisfaction or waiver of a number of conditions, including, among others:

•	expiration or waiver of the right of first offer held by TWC under the Third Amended and Restated Partnership Agreement of Time Warner Entertainment/Advance Newhouse, dated December 31, 2002, or matching of a counter-offer by Charter thereunder;

•	completion of the Comcast Transactions;

•	approval by a majority of our stockholders other than Liberty of the amendments to our Certificate of Incorporation, the terms of the Bright House Stockholders Agreement that are to be effective upon the closing, and the stock issuance to Liberty, among other stockholder approvals;

•	accuracy of the representations and warranties with respect to the Bright House Transaction, subject to specified standards;

•	expiration or termination of the Hart-Scott-Rodino Antitrust Improvements Act (“HSR Act”) waiting period and receipt of certain regulatory approvals for the Bright House Transaction, with respect to Charter’s obligations, without the imposition of a burdensome condition;

•	absence of injunction or legal impediment on the Bright House Transaction;

•	performance of covenants with respect to the Bright House Transaction;

•	with respect to Charter’s obligations, absence of a material adverse effect with respect to Bright House; and

•	with respect to A/N’s obligations, absence of a material adverse effect with respect to us.

There can be no assurance that the conditions to closing of the Bright House Transaction will be satisfied or waived or that the Bright House Transaction will be completed.

The integration of the business acquired in the Bright House Transaction with the businesses we operated prior to the Bright House Transaction and businesses acquired in the Comcast Transactions may not be successful or the anticipated benefits from the Bright House Transaction may not be realized.

After consummation of the Bright House Transaction, we will have significantly more systems, assets, investments, businesses, customers and employees than we did prior to the Bright House Transaction. The process of integrating these assets with the businesses we operated prior to the Bright House Transaction will require us to expend significant capital and significantly expand the scope of our operations and operating and financial systems. Our management will be required to devote a significant amount of time and attention to the process of integrating the operations of the acquired assets with our operations before the Bright House Transaction. There is a significant degree of difficulty and management involvement inherent in that process. These difficulties include:

•	integrating the operations of the acquired assets while carrying on the ongoing operations of the businesses we operated prior to the Bright House Transaction;

•	integrating information, purchasing, provisioning, accounting, finance, sales, billing, payroll, reporting and regulatory compliance systems;

•	integrating and unifying the product offerings and services available to customers, including customer premise equipment and video user interfaces;

•	completing the conversion of analog systems to all-digital for the systems to be acquired;

•	managing a significantly larger company than before consummation of the Bright House Transaction;

•	integrating separate business cultures;

•	attracting and retaining the necessary personnel associated with the acquired assets; and

•	creating uniform standards, controls, procedures, policies and information systems and controlling the costs associated with such matters.

A/N has agreed to use reasonable best efforts to secure (and minimize the scope of) transition services required from Comcast following the closing of the Bright House Transaction, and to cooperate with Charter in the negotiation of agreements governing transition services following closing. A/N and Charter have further agreed to cooperate in the development of a migration plan with respect to such transition services. If we are unable to obtain transition services from Comcast necessary for operating the acquired business, we may fail to achieve the synergies and other benefits we expect to receive as a result of the Bright House Transactions. There is no assurance that the business acquired in the Bright House Transaction will be successfully or cost-effectively integrated into the businesses we operated prior to the closing of the Bright House Transaction. The process of integrating the acquired business into our operations prior to the Bright House Transaction may cause an interruption of, or loss of momentum in, the activities of our business. If our management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, our business could suffer and our liquidity, results of operations and financial condition may be materially adversely impacted.

Even if we are able to successfully integrate the new business, it may not be possible to realize the benefits that are expected to result from the Bright House Transaction, or realize these benefits within the time frame that is expected. For example, the elimination of duplicative costs may not be possible or may take longer than anticipated, or the benefits from the Bright House Transaction may be offset by costs incurred or delays in integrating the companies. Programming dis-synergies could also be larger than expected. If we fail to realize the benefits we anticipate from the acquisition, our liquidity, results of operations or financial condition may be adversely affected.

If the operating results of the business acquired in the Bright House Transaction are less than our expectations, or an increase in the capital expenditures to upgrade and maintain those assets as well as to keep pace with technological developments are greater than expected, Charter may not achieve the expected level of financial results from the Bright House Transaction.

We have projected that we will derive a portion of our revenues and earnings per share from the operation of the business that we will acquire in the Bright House Transaction. Therefore, any negative impact on the business to be acquired by us or the operating results derived from such business could harm our operating results.

Our business is characterized by rapid technological change and the introduction of new products and services. We intend to make investments in the business acquired in the Bright House Transaction and transition toward only using two-way interactive set-top boxes. The increase in capital expenditures necessary for the transition toward two-way set-top boxes in the business may negatively impact the expected financial results from the Bright House Transaction. We may not be able to fund the capital expenditures necessary to keep pace with technological developments, execute the plans to do so, or anticipate the demand of our customers for products and services requiring new technology or bandwidth. Our inability to maintain, expand and upgrade our existing or acquired business could materially adversely affect our financial condition and results of operations.

We may have difficulty attracting, motivating and retaining executives and other employees in light of the Bright House Transaction.

Uncertainty about the effect of the Bright House Transaction on our employees may have an adverse effect on us. This uncertainty may impair our ability to attract, retain and motivate personnel until the Bright House Transaction is completed. Employee retention may be particularly challenging during the pendency of the Bright House Transaction, as employees may feel uncertain about their future roles with us after the Bright House Transaction. If our employees depart because of issues relating to the uncertainty and difficulty of integration, our ability to realize the anticipated benefits of the Bright House Transaction could be reduced. Similar challenges exist for us in retaining employees being transferred to Charter in the Bright House Transaction and in attracting any additional personnel we may need after the Bright House Transaction.

A delay in the completion of the Bright House Transaction may diminish the anticipated benefits of the Bright House Transaction.

Completion of the Bright House Transaction is conditioned upon the receipt of certain governmental consents and approvals, orders, authorizations, and rulings, including the expiration or termination of any applicable waiting period (or extension thereof) under the HSR Act and the adoption of an order by the Federal Communications Commission (“FCC”) granting its consent to the transfer of control or assignment of certain licenses and authorizations issued by the FCC. The requirement to receive these consents and approvals, orders, authorizations and rulings before the Bright House Transaction could delay the completion of the Bright House Transaction if, for example, government agencies request additional information from the parties in order to facilitate their review of the Bright House Transaction or require any conditions precedent to granting their approval of the Bright House Transaction. In addition, these governmental agencies may attempt to condition their approval of the Bright House Transaction on the imposition of conditions that could have a material adverse effect on us after the Bright House Transaction, including but not limited to our operating results or the value of Charter Class A common stock. Any delay in the completion of the Bright House Transaction could diminish the anticipated benefits of the Bright House Transaction or result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the Bright House Transaction. Any uncertainty over the ability of the companies to complete the Bright House Transaction could make it more difficult for us to retain key employees or to pursue business strategies. In addition, until the Bright House Transaction is completed, the attention of our management may be diverted from ongoing business concerns and regular business responsibilities to the extent management is focused on matters relating to the Bright House Transaction.

Failure to complete the Bright House Transaction could negatively impact our stock price and our future business and financial results.

If the Bright House Transaction is not completed for any reason, our ongoing business may be adversely affected and, without realizing any of the benefits of having completed the Bright House Transaction, we would be subject to a number of risks:

•	We may experience negative reactions from the financial markets, including negative impacts on our stock price;

•	We may experience negative reactions from our customers, regulators and employees;

•	We may be required to pay significant costs relating to the Bright House Transaction, and will have paid significant costs related to the Bright House Transaction, such as interest on any debt incurred to fund the Bright House Transaction;

•	The Bright House Contribution Agreement places certain restrictions on the conduct of our business prior to completion of the Bright House Transaction. Such restrictions, the waiver of which is subject to the consent of A/N (in certain cases, not to be unreasonably withheld, conditioned or delayed), may have prevented us from taking certain specified actions or otherwise pursuing business opportunities during the pendency of the Bright House Transaction;

•	Matters relating to the Bright House Transaction (including integration planning) will require substantial commitments of time and resources by our management and expenditures, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to us in the absence of the Bright House Transaction; and

•	There is no condition to closing the Bright House Transaction that Charter has obtained the financing necessary to complete the Bright House Transaction and there can be no assurance that Charter will be able to obtain such financing.

If the Bright House Transaction is not completed, the risks described above may materialize and they may adversely affect our business, financial condition, financial results and stock price.

In addition, we could be subject to litigation related to any failure to complete the Bright House Transaction or related to any enforcement proceeding commenced against us to perform our obligations under the Bright House Contribution Agreement.

We will incur significant transaction-related costs in connection with the Bright House Transaction.

We expect to incur a number of non-recurring costs associated with the Bright House Transaction before, at, and after closing the Bright House Transaction. We also will incur transaction fees and costs related to formulating and implementing integration plans, including facilities and systems implementation costs and employment-related costs. We continue to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the Bright House Transaction and integration. Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow us to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all. In addition, if the Bright House Transaction is not consummated, we would bear some or all of these costs without the benefit of efficiencies from the integration of the businesses. Such costs could have a material adverse impact on our financial results.

Additional Risk Factors Relating to the Company

Charter is subject to the risks described in Item 1A—Risk Factors, in Charter’s Annual Report on Form 10-K for the year ended December 31, 2014 as filed with the SEC on February 24, 2015 and is incorporated by reference in this prospectus. See “Where You Can Find Additional Information” beginning on page iv for the location of information incorporated by reference into this prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including information incorporated by reference into this prospectus, includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act regarding, among other things, Charter’s plans, strategies and prospects, both business and financial. Although Charter believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, Charter cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions including, without limitation, the factors described under “Risk Factors” from time to time in Charter’s filings with the SEC. Many of the forward-looking statements contained in this presentation may be identified by the use of forward-looking words such as “believe”, “expect”, “anticipate”, “should”, “planned”, “will”, “may”, “intend”, “estimated”, “aim”, “on track”, “target”, “opportunity”, “tentative”, “positioning”, “designed”, “create”, “predict”, “project”, “seek”, “would”, “could”, “continue”, “ongoing”, “upside”, “increases” and “potential”, among others. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this presentation are set forth in other reports or documents that we file from time to time with the SEC, and include, but are not limited to:

Risks Related to the Comcast Transactions and Bright House Transaction:

•	the ultimate outcome of the Comcast Transactions and Bright House Transaction, including the possibility that the Comcast Transactions and Bright House Transaction may not occur if closing conditions are not satisfied;

•	if the Comcast Transactions and Bright House Transaction were to occur, the ultimate outcome and results of integrating operations and application of Charter’s operating strategies to the acquired assets and the ultimate ability to realize synergies at the levels currently expected as well as potential programming dis-synergies;

•	disruption in Charter’s business relationships as a result of the Comcast Transactions and Bright House Transaction;

•	the impact of the Comcast Transactions and Bright House Transaction on Charter’s stock price and future operating results, including due to transaction and integration costs, increased interest expense, business disruption, and diversion of management time and attention;

•	the reduction in Charter’s current stockholders’ percentage ownership and voting interest as a result of the Mergers and Bright House Transaction; and

•	the increase in indebtedness as a result of the Comcast Transactions and Bright House Transaction, which will increase interest expense and may decrease Charter’s operating flexibility.

Risks Related to our Business:

•	Charter’s ability to sustain and grow revenues and cash flow from operations by offering video, Internet, voice, advertising and other services to residential and commercial customers, to adequately meet the customer experience demands in Charter’s markets and to maintain and grow Charter’s customer base, particularly in the face of increasingly aggressive competition, the need for innovation and the related capital expenditures;

•	the impact of competition from other market participants, including but not limited to incumbent telephone companies, direct broadcast satellite operators, wireless broadband and telephone providers, digital subscriber line (“DSL”) providers, and video provided over the Internet and providers of advertising over the Internet;

•	general business conditions, economic uncertainty or downturn, high unemployment levels and the level of activity in the housing sector;

•	Charter’s ability to obtain programming at reasonable prices or to raise prices to offset, in whole or in part, the effects of higher programming costs (including retransmission consents);

•	the development and deployment of new products and technologies, including our cloud-based user interface, Spectrum Guide®, and downloadable security for set-top boxes;

•	the effects of governmental regulation on Charter’s business or potential business combination transactions;

•	the availability and access, in general, of funds to meet Charter’s debt obligations prior to or when they become due and to fund Charter’s operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets; and

•	Charter’s ability to comply with all covenants in its indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of its other obligations under cross-default provisions.

All forward-looking statements attributable to Charter or any person acting on Charter’s behalf are expressly qualified in their entirety by this cautionary statement. Charter is under no duty or obligation to update any of the forward-looking statements after the date of this prospectus.

THE COMCAST TRANSACTIONS

General

On April 25, 2014, Charter entered into the Comcast Transactions Agreement, a binding definitive agreement with Comcast which contemplated the Contribution and Spin-Off, the Mergers, the Exchange and the Purchase, and Charter expects to enter into more detailed Implementing Agreements, implementing the April 25 agreement. The Comcast Transactions are expected to be executed substantially contemporaneously with each other and will be consummated as promptly as practicable following the merger of a subsidiary of Comcast with Time Warner Cable, Inc. The completion of the Comcast Transactions will result in the combined Comcast-Time Warner Cable entity divesting a net approximately 3.7 million video customers and Charter acquiring a net approximately 1.3 million existing Time Warner Cable video customers, making Charter the second largest cable operator in the United States. Immediately following the Mergers, (1) New Charter is expected to own approximately 33% of the outstanding common stock of GreatLand Connections and Comcast shareholders as of the record date of the Spin-Off owning approximately 67% of the outstanding Class A common stock of GreatLand Connections, and (2) current Charter stockholders are expected to own approximately 92% of New Charter’s outstanding Class A common stock, and Comcast shareholders as of the record date of the Spin-Off will own approximately 8% of New Charter’s outstanding Class A common stock and will retain their shares in Comcast (assuming a volume weighted average price of Charter common stock during the 60-day period prior to closing of $160 per share and certain other assumptions).

The Implementing Agreements will provide for the allocation between Comcast and GreatLand Connections of Comcast’s assets, liabilities and obligations and will govern the relationship between Comcast and GreatLand Connections after the Separation (including with respect to employee matters, intellectual property rights, and tax matters). In connection with the Spin-Off, GreatLand Connections’ Spin-Off from Comcast, GreatLand Connections and Comcast will also enter into other agreements, and GreatLand Connections, Comcast and New Charter will enter into the Tax Matters Agreement, which will provide for, among other things, the allocation among Comcast, GreatLand Connections and New Charter of certain tax assets and obligations.

Charter, New Charter, Charter Merger Sub, GreatLand Connections Merger Sub and Comcast will also enter into the Merger Agreement to effect the Mergers and set forth the terms and conditions of the Mergers, as well as to provide for, among other things, certain covenants regarding the operation of the GreatLand Connections Business by Comcast before the closing of the Mergers. In addition, Charter and Comcast will enter into the Exchange Agreement and the Asset Purchase Agreement to effect the Exchange and the Purchase, respectively, and to set forth the terms and conditions of the Exchange and the Purchase, respectively. In connection with the Exchange Agreement, Charter will enter into a Transition Services Agreement which will provide for, among other things, the provision of transition services to Charter and Comcast following the Exchange.

Following the completion of these Comcast Transactions, Charter expects to complete the Bright House Transaction, pursuant to which (i) A/N will contribute the membership interests in Bright House and any other assets (other than certain excluded assets) primarily related to Bright House to Charter Holdings in exchange for cash and LLC membership interests in Charter Holdings and (ii) A/N will contribute certain other Bright House assets to New Charter in exchange for shares of New Charter Class B common stock with voting rights generally intended to reflect A/N’s economic interests in New Charter and Charter Holdings.

Charter’s Subscriber Footprint in 2014	Charter’s Anticipated Subscriber Footprint after the Comcast Transactions and the Bright House Transaction

Transaction Sequence

Below is a step-by-step list illustrating the sequence of material events relating to the Contribution and Spin-Off, the Mergers, the Exchange and the Purchase that are expected to occur, subject to the closing conditions described in “The Implementing Agreements—The Merger Agreement—Closing Conditions”:

Step 1—Transfer of GreatLand Connections Business to GreatLand Connections; GreatLand Connections Debt Incurrence and Distribution to Comcast. Comcast will transfer the GreatLand Connections Systems, the relevant subscribers and any other assets and liabilities, investments and businesses primarily related to the GreatLand Connections Systems to GreatLand Connections (directly and through its subsidiaries), and GreatLand Connections will incur new indebtedness. The indebtedness will consist of (i) credit facilities or new issuance of notes to be used to fund cash distributions to Comcast and for general corporate purposes and (ii) notes newly issued by GreatLand Connections to Comcast.

Step 2—Debt-for-Debt Exchange. Comcast will exchange newly issued GreatLand Connections notes for existing Comcast notes that have been acquired by third party financial institutions pursuant to a debt tender offer for existing Comcast notes.

Step 3—Spin-Off. Comcast will distribute all of the GreatLand Connections shares to the holders of outstanding shares of Comcast common stock. The Spin-Off will occur after the closing of the Time Warner Cable merger and will be made pro rata to holders of Comcast common stock as of the record date for the Spin-Off.

Step 4—New Charter Reorganization. Charter Merger Sub will merge with and into Charter, resulting in New Charter becoming the publicly traded holding company of Charter. In connection with the Charter Merger, one share of New Charter Class A common stock will be exchanged for each existing share of Charter Class A common stock, and such exchange is being registered in this registration statement.

Step 5—GreatLand Connections Merger. GreatLand Connections Merger Sub, another newly formed, wholly owned subsidiary of New Charter, will merge with and into GreatLand Connections, resulting in New Charter owning approximately 33% of the outstanding common stock of GreatLand Connections and Comcast stockholders owning approximately 8% of the outstanding Class A common stock of New Charter (assuming a volume weighted average price of Charter common stock during the 60-day period prior to closing of $160 per share and certain other assumptions).

Step 6—Asset Exchange. Charter will exchange with Comcast certain systems serving approximately 1.6 million Charter video customers for certain cable systems currently serving approximately 1.5 million Time Warner Cable video customers.

Step 7—Asset Purchase. Charter will acquire from Comcast for cash certain cable systems currently owned by Time Warner Cable and not included in the Exchange, currently serving approximately 1.4 million Time Warner Cable video customers.

Post-Closing Step—Bright House Transaction. Following the closing of the Comcast Transactions, Charter expects to complete the Bright House Transaction, pursuant to which (i) A/N will contribute the membership interests in Bright House and any other assets (other than certain excluded assets) primarily related to Bright House to Charter Holdings in exchange for cash and LLC membership interests in Charter Holdings and (ii) A/N will contribute certain other Bright House assets to New Charter in exchange for shares of New Charter Class B common stock with voting rights generally intended to reflect A/N’s economic interests in New Charter and Charter Holdings.

Set forth below are diagrams that graphically illustrate, in simplified form, the existing corporate structure, the corporate structure immediately following the Contribution and Spin-Off but before the Mergers, and the corporate structure immediately following the consummation of the Comcast Transactions and the Bright House Transaction.

* Assumes a volume weighted average price of $160 per share of Charter common stock during the 60-day period prior to closing and certain other assumptions.

**	Assumes the conversion and exchange of Charter Holdings preferred and common units held by A/N into New Charter shares. Until the time of such conversion and exchange, A/N will own common and preferred units in Charter Holdings and Class B common stock in New Charter.

The Contribution and Spin-Off

Pursuant to and in accordance with the terms and conditions of the Separation Agreement, Comcast will transfer the GreatLand Connections Systems, the relevant subscribers and any other assets and liabilities primarily related to the GreatLand Connections Systems to GreatLand Connections. GreatLand Connections is currently a wholly owned subsidiary of Comcast that was formed on May 27, 2014 in connection with the Comcast Transactions.

GreatLand Connections (directly and through its subsidiaries) is expected to incur new indebtedness in an amount equal to 5.0 times the 2014 EBITDA of the GreatLand Connections Systems (as such term is defined by GreatLand Connections’ financing sources for purposes of the financing). The indebtedness will consist of bank debt and/or term loans or new issuance of notes to be used to fund cash distributions to Comcast and for general corporate purposes at GreatLand Connections, and GreatLand Connections notes newly issued to Comcast, which will enable Comcast to complete the debt-for-debt exchange described below. In addition, GreatLand Connections is expected to have a $750 million unfunded revolving line of credit to facilitate day-to-day operations and cash flow.

To effect the debt-for-debt exchange, third-party financial institutions will conduct a debt tender offer for existing Comcast notes and will offer new GreatLand Connections notes. Charter and Comcast will determine the cap on the expenses to be incurred in connection with the debt tender offer. If the cap is not sufficient to allow purchases in the debt tender offer, or the debt tender offer does not result in actual tenders, of Comcast notes that would be exchanged for GreatLand Connections notes resulting in GreatLand Connections leverage equal to 5.0 times the 2014 EBITDA of the GreatLand Connections Systems, each of Charter and Comcast will have the right to fund additional tender premium at its own expense to increase GreatLand Connections leverage. If the amount of Comcast notes ultimately tendered following exchange for new GreatLand Connections notes, would result in GreatLand Connections leverage of less than 2.5 times 2014 EBITDA of the GreatLand Connections Systems, the Comcast Transactions will be terminated. If as a result of the debt-for-debt exchange, the GreatLand Connections leverage is at least 2.5 times but less than 5.0 times 2014 EBITDA of the GreatLand Connections Systems, the GreatLand Connections Merger Consideration will be increased in accordance with the formula described below in “—The Mergers.”

Following the settlement of the debt tender offer, GreatLand Connections notes to be issued to Comcast may be priced in the market on a best-efforts basis, in a principal amount (less original issue discount, if any) equal to the value of tendered Comcast notes, and Comcast may seek to have the banks exchange the GreatLand Connections notes held by Comcast for the tendered Comcast notes.

Following the distribution and debt-for-debt exchange, Comcast will distribute all of the GreatLand Connections shares (which will consist of Class A and Class A-1 shares) to the holders of outstanding shares of Comcast common stock in the Spin-Off. The Spin-Off will occur after the closing of the Time Warner Cable merger and will be made pro rata to holders of Comcast common stock as of the record date for the Spin-Off.

Fractional shares of GreatLand Connections Class A-1 common stock will be issued to Comcast shareholders in connection with the Spin-Off. No fractional shares of GreatLand Connections Class A common stock, however, will be issued to Comcast shareholders in connection with the Spin-Off. Instead, the distribution agent will aggregate fractional shares of GreatLand Connections Class A common stock into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds, net of brokerage fees and other costs, from the sales pro rata to each holder who would otherwise have been entitled to receive a fractional share of GreatLand Connections Class A common stock in the Spin-Off. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payments made in lieu of fractional shares.

After the Spin-Off, Comcast will not own any shares of GreatLand Connections common stock.

The Mergers

The Charter Merger is a reorganization of Charter that, in itself, is not intended to change the ultimate economic or voting interests of Charter stockholders or the assets or liabilities of Charter and its subsidiaries. Pursuant to and in accordance with the terms and conditions of the Merger Agreement, following the Spin-Off, New Charter will convert into a corporation. Charter Merger Sub, a newly formed, wholly owned subsidiary of New Charter, will merge with and into Charter in the Charter Merger with the effect that each share of Class A common stock of Charter will be converted into one share of Class A common stock of New Charter. New Charter will become the publicly-traded parent company of Charter and its Class A common stock will be traded on the NASDAQ under the same ticker symbol, CHTR, as currently used by Charter. GreatLand Connections Merger Sub, another newly formed, wholly owned subsidiary of New Charter, will merge with and into GreatLand Connections in the GreatLand Connections Merger, with GreatLand Connections surviving.

At the effective time of the Mergers:

•	each issued and outstanding share of Charter Class A common stock (except shares of Charter Class A common stock held by Charter as treasury or owned by Charter) will be automatically converted into one share of New Charter Class A common stock, and such exchange is being registered in this registration statement;

•	each issued and outstanding share of GreatLand Connections Class A common stock will remain outstanding without modification and each issued and outstanding share of GreatLand Connections Class A-1 common stock will be automatically converted into a number of shares of New Charter Class A common stock equal to the SpinCo Class A-1 Common Stock Conversion Ratio (as defined in the Merger Agreement); and

•	New Charter will receive the maximum number of shares of GreatLand Connections common stock that New Charter can receive pursuant to the GreatLand Connections Merger and based on the number of outstanding shares of GreatLand Connections common stock without causing the historic Comcast shareholders, not including former Time Warner Cable stockholders and disregarding public trading, to own (within the meaning of Section 355(e) of the Code) less than 50.75% of the GreatLand Connections shares.

We refer to the percentage of shares of GreatLand Connections common stock owned by New Charter immediately following the effective time of the Mergers as the New Charter GreatLand Ownership Percentage. We currently estimate that the New Charter GreatLand Ownership Percentage will be approximately 33%. The SpinCo Class A-1 Common Stock Conversion Ratio will be determined to ensure that the holders of GreatLand Connections common stock immediately prior to the effective time of the Mergers will receive an aggregate number of shares of New Charter common stock equal in value (based on Charter Share Valuation) to the aggregate value of GreatLand Connections, calculated as explained below, multiplied by the New Charter Ownership Percentage (we refer to such aggregate number of shares of New Charter common stock as the “New Charter share number”). For the purposes of determining the New Charter share number, the aggregate value of GreatLand Connections, which we refer to as the Aggregate GreatLand Connections Equity Valuation, will be calculated by multiplying the estimated GreatLand Connections Carveout 2014 EBITDA (as defined in the Merger Agreement) by 7.125 and subtracting the amount of GreatLand Connections indebtedness (excluding indebtedness incurred to pay expenses and reimbursements and, without duplication, that results in cash held by GreatLand Connections immediately after the closing), GreatLand Connections financing expenses incurred by Comcast and not reimbursed by GreatLand Connections and the fair market value of GreatLand Connections’ non-system assets.

Immediately after the Mergers are completed (not accounting for the Bright House Transaction), Comcast stockholders as of immediately prior to the Mergers are expected to collectively own approximately 8% (assuming a volume weighted average price of Charter common stock during the 60-day period prior to closing of $160 per share and certain other assumptions), and Charter stockholders as of immediately prior to the Mergers are expected to collectively own approximately 92%, of the outstanding shares of New Charter Class A common stock.

If the Aggregate GreatLand Connections Equity Valuation has not been finally determined prior to the completion of the GreatLand Connections Merger, there will be a post-closing adjustment between Comcast and GreatLand Connections based upon any differences between the Aggregate GreatLand Connections Equity Valuation used for the calculation of the New Charter share number, on the one hand, and the actual Aggregate GreatLand Connections Equity Valuation on the other hand. If the actual Aggregate GreatLand Connections Equity Valuation is greater than estimated Aggregate GreatLand Connections Equity Valuation, then GreatLand

Connections shall pay to Comcast an amount equal to such difference. If GreatLand Connections’ estimated Aggregate GreatLand Connections Equity Valuation is greater than GreatLand Connections’ actual Aggregate GreatLand Connections Equity Valuation, then Comcast shall pay to GreatLand Connections an amount equal to such difference. Such payment by Comcast or GreatLand Connections, as applicable, shall be made to the other as soon as practicable, and in any event not later than six months following final resolution of the amount of such payment. Interest shall accrue on any such payment at a rate of 5% per annum starting 10 business days after final resolution of the amount of such payment.

The Exchange and the Purchase

Concurrently with the closing of the Mergers, Charter will exchange with Comcast certain systems serving approximately 1.6 million Charter video customers, for certain cable systems serving approximately 1.5 million Time Warner Cable video customers, in each case together with the relevant customers and all the other assets and liabilities primarily related to such systems in a tax-efficient like-kind exchange. To the extent EBITDA of the exchanged systems differs, a cash equalization payment will be made, and trued up post-closing (only if not finally determined prior to closing), at a valuation of 7.125 times such difference in EBITDA. In addition, there will be a post-closing adjustment between Charter and Comcast to true up for any variance of working capital of the exchanged systems from a normalized level of working capital.

At the same time, Charter will acquire from Comcast certain cable systems currently serving approximately 1.4 million Time Warner Cable video customers, together with the relevant customers and all the other assets and liabilities primarily related to such systems for cash consideration equal to 7.125 times the 2014 EBITDA (as defined in the Asset Purchase Agreement) for such systems for 2014. The consideration for the Purchase will be financed with new indebtedness of Charter. Charter will also pay to Comcast amounts representing the tax benefit of the step up it receives in the tax basis of the assets acquired in the Purchase. Such amounts will be paid as the related tax benefit is realized by Charter over an eight-year period, and an additional payment will be made at the end of such eight year period in the then-present value of any remaining tax benefit. In addition, there will be a post-closing adjustment between Charter and Comcast to true up for any variance of working capital of the acquired systems from a normalized level of working capital.

The Bright House Transaction

Following the Comcast Transaction, Charter expects to complete the Bright House Transaction, pursuant to which (i) A/N will contribute the membership interests in Bright House and any other assets (other than certain excluded assets) primarily related to Bright House to Charter Holdings in exchange for cash and LLC membership interests in Charter Holdings and (ii) A/N will contribute certain other Bright House assets to New Charter in exchange for shares of New Charter Class B common stock with voting rights generally intended to reflect A/N’s economic interests in New Charter and Charter Holdings. For more information on the Bright House Transaction, see “Recent Developments” and the Bright House Proxy Statement expected to be filed with the SEC when it becomes available.

Trading Markets

Charter Common Stock

Charter Class A common stock began trading on the NASDAQ under the ticker symbol “CHTR” in September, 2010. After the Mergers, it is expected that shares of New Charter Class A common stock will also trade on the NASDAQ under the same ticker symbol.

GreatLand Connections Common Stock

There currently is no trading market for shares of GreatLand Connections common stock. It is expected that GreatLand Connections common stock will trade on the NASDAQ under the ticker symbol “GLCI”.

Background of the Mergers

Our industry is dynamic and evolving technologically and structurally. Therefore, we continuously evaluate and pursue possibilities for strategic business combinations and investments that could enhance our ability to serve customers and create stockholder value. In early 2013, as part of its ongoing strategic review activities, Charter came to the belief that significant value could be created through the application of Charter’s growth-oriented strategies to the cable assets held by Time Warner Cable in a combination of the two companies. Over the course of 2013 and early 2014, Charter made several proposals to Time Warner Cable regarding such a combination, all of which were rejected by Time Warner Cable. As part of its pursuit of a business combination with Time Warner Cable, Charter discussed with Comcast the possibility of Comcast and Charter collectively supporting a transaction in which Charter would acquire Time Warner Cable and divest assets to Comcast. On February 11, 2014, Charter announced, and gave notice to Time Warner Cable of, its nomination of a full slate of candidates for Time Warner Cable’s board of directors to be considered at Time Warner Cable’s 2014 annual meeting.

On February 13, 2014, Comcast and Time Warner Cable issued a joint press release announcing the approval of a merger agreement between the two companies by the board of directors of each company. The Time Warner Cable merger agreement contemplated that, in connection with the transaction, Comcast/Time Warner Cable was prepared to divest up to 3 million subscribers of the combined company as part of its pursuit of regulatory approval.

On March 12, 2014, Tom Rutledge, President and Chief Executive Officer of Charter, and John Malone and Gregory Maffei, directors of Charter, discussed with Brian Roberts, the Chairman and Chief Executive Officer of Comcast, the possibility of a transaction to follow Comcast’s acquisition of Time Warner Cable, in which Charter would purchase, and/or acquire interests in a spun-off subsidiary of Comcast holding, cable systems serving Comcast and Time Warner Cable cable subscribers following Comcast’s acquisition of Time Warner Cable. On March 24, 2014, Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), Charter’s outside counsel, sent to Davis Polk & Wardwell LLP (“Davis Polk”), Comcast’s outside counsel, a high-level proposed transaction structure, involving a spin-off of Comcast cable systems, a swap of Time Warner Cable cable systems for Charter cable systems, and a sale of Time Warner Cable cable systems to Charter for cash. Later that day, the two counsels discussed the structure, including the tax treatment of the proposed transactions.

On March 25, 2014, Mr. Rutledge met with Michael Angelakis, Chief Financial Officer and Vice Chairman of Comcast, to discuss matters relating to the potential structure, tax treatment, and timing of the proposed transactions.

In the evening of March 27, 2014, Charter filed with the SEC a preliminary proxy statement soliciting proxies from the stockholders of Time Warner Cable in opposition to the Comcast merger, which became publicly available on March 28, 2014.

On March 31, 2014, representatives of Charter, including Christopher Winfrey, Executive Vice President and Chief Financial Officer of Charter, met with representatives of Comcast, including Mr. Angelakis, to discuss the structure and valuation of the potential transaction. On April 1, 2014, the Charter board of directors met telephonically for an update on Time Warner Cable and the discussions with Comcast, including Charter’s options.

On April 9, 2014, representatives of Charter, including Messrs. Rutledge and Maffei, met with representatives of Comcast, including Neil Smit, Executive Vice President of Comcast, and Mr. Angelakis, and determined that 7.125 times the EBITDA of the combined systems would serve as the primary financial consideration in the proposed transactions, as well as preliminary terms as to the distribution of assets to be acquired and exchanged, and certain governance matters with respect to GreatLand Connections.

On April 10, 2014, Wachtell Lipton sent to Davis Polk, a draft of a Transactions Agreement setting forth material terms of the proposed transactions. The Comcast Transactions Agreement draft contemplated that

Charter would acquire the maximum equity interest in GreatLand Connections consistent with tax-free treatment of the spin-off, a valuation of all cable systems transferred in the transaction at 7.125x the EBITDA of the transferred systems, and a payment by Charter to Comcast of amounts representing certain tax benefits resulting from the cash purchase component of the proposed transaction. Over the next four days, representatives of Charter, including Messrs. Rutledge and Winfrey, Charles Fisher, Senior Vice President, Corporate Finance of Charter, Richard Dykhouse, Executive Vice President, General Counsel and Corporate Secretary of Charter, Goldman, Sachs & Co. (“Goldman Sachs”), LionTree Advisors LLC (“LionTree”) and Wachtell Lipton, had numerous meetings and discussions with representatives of Comcast, including Mr. Angelakis, Robert Pick, Senior Vice President, Corporate Development of Comcast, Alexander Evans, Executive Vice President, Global Corporate Development and Strategy of Comcast, and Arthur Block, Senior Vice President, General Counsel and Secretary of Comcast, J.P. Morgan, financial advisor to Comcast, and Davis Polk regarding the terms of the proposed transaction, including details of valuation mechanics, the level of the parties’ commitments regarding financing and regulatory approvals, services to be provided by the parties to each other and to GreatLand Connections, standstills with respect to GreatLand Connections and indemnification obligations. During this period, the parties also exchanged several drafts of the Comcast Transactions Agreement.

On April 11, 2014, the Charter board of directors met telephonically to review status and receive an update on the negotiations with Comcast. On April 15, 2014, the board again met telephonically and reviewed the terms of a draft of the Comcast Transactions Agreement with Charter’s senior management and with Wachtell Lipton and Charter’s financial advisors, LionTree and Goldman Sachs. In particular, Charter’s senior management and Wachtell Lipton described the binding nature of the term sheet, transaction structure, the valuation formula, the systems involved, requirement of Company shareholders’ approval and the Board’s obligations with respect thereto, conditions to closing, termination rights, the requirement that Time Warner Cable consent to the transaction, the terms of the services agreement Charter would enter into with GreatLand Connections, the management of GreatLand Connections, taxation of the asset purchase, and the financing of the acquisition. Each of Charter’s financial advisors reviewed with the Charter board of directors their financial analysis of the transactions. LionTree delivered to the board its oral opinion that, as of April 15, 2014 and subject to the factors, assumptions and limitations used by LionTree in reaching its opinion, the consideration to be paid in the Comcast Transactions was fair, from a financial point of view, to Charter. Goldman Sachs informed the board that it was not then able to render a fairness opinion to the board because, among other reasons, historical financial statements and other information with respect to the businesses subject to the Comcast Transactions were not then available and Goldman Sachs had not been provided with the opportunity to conduct due diligence of the nature it would customarily perform in connection with the delivery of a fairness opinion. Goldman Sachs also indicated that it then believed that, in connection with the board’s evaluation as to whether to recommend that stockholders of Charter vote in favor of the issuance of New Charter shares in the GreatLand Connections Merger, it would be able to render to the board an opinion, to the effect that the consideration to be paid by Charter in connection with the Comcast Transactions is fair from a financial point of view to Charter, subject to, among other things, the historical financial statements and information included in this prospectus, any updated forecasts from Charter management and Goldman Sachs’ due diligence not revealing information in any way material to Goldman Sachs’ financial analyses. After further consideration and consultation with its legal and financial advisors, the Charter board of directors unanimously (by all directors present) approved and declared advisable the proposed Transactions Agreement, the Charter Merger and the other Transactions.

From April 15, 2014 through April 21, 2014, representatives of Charter, including Messrs. Rutledge, Winfrey, Fisher and Dykhouse, and its financial advisors and counsel, had numerous meetings and discussions with representatives of Comcast, including Messrs. Angelakis, Pick, Evans and Block, and its financial advisors and counsel, in which they continued to negotiate terms of the proposed transaction regarding, among other things, the minimum and maximum leverage levels that could result from the GreatLand Connections financing, the timing and cost of financing commitments, the structure and cost of the debt-for-debt exchange, the allocation of the risk of tax liability, whether the parties would proceed with some portions of the transactions if other portions could not be completed, level of efforts and commitments required for regulatory and financing purposes, and the level of services and the methodology of cost reimbursements for transition and other support services. The parties did not resolve these issues during these discussions. During this period, the parties exchanged several drafts of the Comcast Transactions Agreement.

Starting on April 22, 2014, representatives of Charter, including Messrs. Winfrey, Fisher and Dykhouse, and its financial advisors and counsel, met at Wachtell Lipton’s offices with representatives of Comcast, including Messrs. Angelakis, Pick, Evans and Block, and its financial advisors and counsel, to finalize negotiations on the Comcast Transactions Agreement. The meetings continued through April 25, 2014, and addressed matters including the financing structure for the transactions, regulatory obligations of the parties, the method of calculating Charter’s permissible interest in GreatLand Connections, and the specific geographic areas in which cable systems would be spun off, sold or swapped and the number of subscribers served by such systems. Following these discussions, the parties agreed, among other things, that failing to achieve a GreatLand Connections leverage ratio of 2.5x (as calculated in the Comcast Transactions Agreement) would result in the termination of the transactions; that in certain circumstances, either party may, at its own expense, change certain terms of the debt-for-debt exchange in order to make the exchange more attractive to current holders of Comcast debt and to achieve the target GreatLand Connections leverage ratio of 5.0x; that the number of New Charter shares to be issued to GreatLand Connections stockholders would be increased if the target GreatLand Connections leverage ratio was not achieved; that Comcast and Charter would be jointly responsible for the debt transactions; that the parties would not be obligated to agree to divestitures to obtain regulatory approvals for the transactions, but that, subject to certain exceptions, Comcast would be obligated to agree to conditions that it agrees to in connection with the Time Warner Cable transaction; and that the outside date for consummating the transactions would be determined based on the status of regulatory approvals as described in the Comcast Transactions Agreement.

On Friday, April 25, 2014, representatives of Charter and Comcast concluded their negotiations on the Comcast Transactions Agreement. In the evening of that day, Time Warner Cable delivered its written consent to the entry into the Comcast Transactions Agreement by Comcast and to the Comcast Transactions, Comcast and Charter entered into the Comcast Transactions Agreement, and Comcast and Liberty entered into the Voting Agreement. Shortly thereafter, Charter withdrew its formal notice of intent to nominate individuals for election to the Time Warner Cable board of directors and submit other business proposals at Time Warner Cable’s 2014 annual meeting. On the following business day, Monday, April 28, 2014, Charter and Comcast announced the execution of the Comcast Transactions Agreement. On December 5, 2014, the Charter board of directors met to consider their recommendation to Charter stockholders in connection with the vote on the issuance of shares of New Charter in connection with the GreatLand Connections Merger. The Charter board of directors, together with their financial and legal advisors, among other things, received an update on the status and progress of the Comcast Transactions, and considered the forecasts described below under “—Certain Forecasts.” LionTree and Goldman Sachs each reviewed with the Charter board of directors their financial analysis of the Comcast Transactions as described below under “—Opinions of Charter’s Financial Advisors.” LionTree delivered to the board its oral opinion (subsequently confirmed in writing) that as of December 5, 2014, and subject to the factors, assumptions and limitations set forth in LionTree’s written opinion (attached as Annex A to this prospectus) the Consideration (as defined in the written opinion) to be paid in connection with the Comcast Transactions was fair, from a financial point of view, to Charter. Goldman Sachs rendered to the board its oral opinion (subsequently confirmed in writing) to the effect that, as of December 5, 2014, and subject to the factors, assumptions and limitations set forth in Goldman Sachs’ written opinion (attached as Annex B to this prospectus), the Aggregate Consideration (as defined in the written opinion) to be paid by Charter and New Charter for the Acquired Assets (as defined in the written opinion) pursuant to the Comcast Transactions Agreement was fair from a financial point of view to Charter. After further consideration and consultation with its legal and financial advisors, the Charter board of directors unanimously (by all directors present) determined to recommend that Charter’s stockholders vote in favor of the issuance of shares of New Charter in connection with the GreatLand Connections Merger.

Charter’s Reasons for the Comcast Transactions

In reaching its decision in April to unanimously (by all directors present) approve and find advisable the Comcast Transactions Agreement, the Charter Merger and the other Transactions, and its decision in December to unanimously (by all directors present) recommend that Charter stockholders vote in favor of the issuance of shares of New Charter in connection with the GreatLand Connections Merger, the Charter board of directors consulted with members of Charter’s management as well as with its financial and legal advisors and carefully considered a variety of factors, including the following:

•	the significant expansion and rationalization of Charter’s operating footprint provided by the Comcast Transactions, which is expected to permit Charter to provide better marketing and service capabilities;

•	the increased scale of Charter’s operations following the Comcast Transactions, including the fact that the transaction will result in Charter acquiring approximately a net 1.3 million existing Time Warner Cable video customers, increasing Charter’s video customer base from 4.4 million in April, 2014 to approximately 5.7 million upon completion of the Comcast Transactions;

•	Charter’s ownership of approximately 33% of the outstanding shares of GreatLand Connections common stock immediately following completion of the Mergers, giving Charter the opportunity to participate meaningfully in the future performance of a new cable company expected to serve approximately 2.5 million customers;

•	Charter’s provision of services to GreatLand Connections, for which it will receive payments including a management services fee of 4.25% of GreatLand Connections’ revenues pursuant to the Charter Services Agreement;

•	the financial strength of Charter after the Comcast Transactions and the increased flexibility that this strength should provide, including an ongoing ability to pursue new acquisition opportunities and other initiatives providing stockholder value;

•	the expectation that the Comcast Transactions will be accretive to Charter’s stock price, increase Charter’s sales and earnings and enhance cash flow generation, which would allow Charter to reduce its debt obligations on an accelerated basis;

•	Charter’s ability to obtain a significant part of the strategic and operating benefits Charter had hoped to achieve in its contemplated merger with Time Warner Cable, at a lower valuation than would have been possible through a competitive process to acquire Time Warner Cable;

•	the fact that the pricing mechanism on which the Comcast Transactions are based is designed to adjust to reflect actual financial results for 2014, which will be more closely calibrated to the benefit that Charter will receive in the Comcast Transactions, and the ability Charter would have in certain circumstances to terminate for a failure to secure financing;

•	the opinion of LionTree to the effect that, as of the date of LionTree’s opinion and subject to the factors, assumptions and limitations used by LionTree in reaching its opinion, the consideration to be paid in the Comcast Transactions was fair, from a financial point of view, to Charter, as more fully described below under the caption “—Opinions of Charter’s Financial Advisors—Opinion of LionTree Advisors LLC”; and

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the fact that, although Goldman Sachs indicated on April 15, 2014 that it was not then in a position to render to the board of directors an opinion as to the fairness of the consideration to be paid pursuant to the Transaction Agreement because, among other reasons, historical financial statements and other information with respect to the businesses subject to the Comcast Transactions were not then available and Goldman Sachs had not been provided with the opportunity to conduct due diligence of the nature it would customarily perform in connection with the delivery of a fairness opinion, Goldman Sachs also indicated that it then believed that, in connection with the board’s evaluation as to whether to recommend that stockholders of Charter vote in favor of the issuance of New Charter shares in the GreatLand Connections Merger, it would be able to render to the board of directors of Charter an opinion to the effect that the consideration to be paid by Charter pursuant to the Comcast Transactions Agreement is fair from a financial point of view to Charter, subject to, among other things, the historical financial statements and information included in this prospectus, any updated forecasts from

Charter management and Goldman Sachs’ due diligence not revealing information in any way material to Goldman Sachs’ financial analyses; and

•	the oral opinion of Goldman Sachs (subsequently confirmed in writing) rendered to the board of directors of Charter on December 5, 2014 in connection with the its evaluation as to whether to recommend that stockholders of Charter vote in favor of the issuance of New Charter shares in the GreatLand Connections Merger to the effect that, as of that date and subject to the factors, assumptions and limitations set forth in Goldman Sachs’ written opinion (attached as Annex B to this prospectus), the Aggregate Consideration (as defined in the written opinion) to be paid by Charter and New Charter for the Acquired Assets (as defined in the written opinion) pursuant to the Comcast Transactions Agreement was fair from a financial point of view to Charter and the financial analysis presented by Goldman Sachs to the board of directors of Charter in connection with the rendering of its opinion, all as more fully described below under the caption “—Opinions of Charter’s Financial Advisors—Opinion of Goldman, Sachs & Co.”

The Charter board of directors also considered certain countervailing factors in its deliberations concerning the Comcast Transactions, including:

•	the dilution of the voting power of Charter’s current stockholders that would result from the issuance of New Charter Class A common stock to GreatLand stockholders in the GreatLand Connections Merger;

•	the possibility that the number of shares of New Charter Class A common stock to be issued could increase due to decreases in the market price of Charter common stock or inability of GreatLand to obtain the expected level of debt financing;

•	the substantial indebtedness that Charter, New Charter and their subsidiaries are expected to incur in connection with the Comcast Transactions and related financing transactions, substantially increasing Charter’s and New Charter’s indebtedness after the Comcast Transactions;

•	the challenges inherent to the relationship between GreatLand and New Charter as reflected in the Charter Services Agreement, including the possible disruption of Charter’s business that might result from the provision of services to GreatLand;

•	the difficulty in separating the operations of the Time Warner Cable assets and the GreatLand Business from Comcast;

•	the limitations on due diligence available prior to signing;

•	the restrictions imposed on Charter’s ability to take certain corporate actions under applicable federal income tax laws and the terms of the Tax Matters Agreement to be entered into by and among Comcast, GreatLand and New Charter;

•	the risks inherent in requesting regulatory approval from multiple government agencies in multiple jurisdictions, as more fully described under the caption “—Regulatory Approvals”; and

•	the possibility that the Comcast Transactions may not be consummated and the potential adverse consequences if the Comcast Transactions are not completed, including substantial costs incurred and potential stockholder and market reaction.

This discussion of the information and factors considered by the Charter board of directors in reaching its conclusions and recommendation includes the principal factors considered by the Charter board of directors, but is not intended to be exhaustive and may not include all of the factors considered by the Charter board of directors. In view of the wide variety of factors considered in connection with its evaluation of the Mergers and the other transactions contemplated by the Comcast Transactions Agreement, and the complexity of these matters, the Charter board of directors did not find it useful and did not attempt to quantify, rank or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the Comcast Transactions Agreement and the Comcast Transactions and to make its recommendation to Charter stockholders. Rather, the Charter board of directors viewed its decisions as being based on the totality of the information presented to it and the factors it considered, including its discussions with, and questioning of, members of Charter’s management and outside legal and financial advisors. In addition, individual members of the Charter board of directors may have assigned different weights to different factors.

Certain of Charter’s directors and executive officers have financial interests in the Comcast Transactions that are different from, or in addition to, those of Charter’s stockholders generally. The Charter board of directors was aware of and considered these potential interests, among other matters, in evaluating the Mergers and the other Transactions and in making its recommendation to Charter stockholders. For a discussion of these interests, see “—Interests of Certain Persons in the Merger.”

The Charter board of directors unanimously recommended to the stockholders of Charter that the stockholders approve the Share Issuance. Charter stockholders voted to approve the Share Issuance at the special meeting held on March  17, 2015.

Opinions of Charter’s Financial Advisors

Opinion of LionTree Advisors LLC

On December 5, 2014, LionTree Advisors LLC rendered an oral opinion to the Charter board of directors (which was confirmed in writing by delivery of LionTree’s written opinion dated December 5, 2014), as to the fairness, from a financial point of view, as of such date, to Charter of the Consideration (as defined in such opinion) to be paid in connection with the Comcast Transactions (as defined in such opinion), based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by LionTree in preparing its opinion.

LionTree’s opinion was directed to the Charter board of directors and only addressed the fairness from a financial point of view of the consideration to be paid in connection with the Comcast Transactions and did not address any other aspect or implication of the Comcast Transactions. The summary of LionTree’s opinion in this prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex A to this prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by LionTree in preparing its opinion. However, neither LionTree’s opinion nor the summary of its opinion and the related analyses set forth in this prospectus constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the proposed Transactions or otherwise.

In arriving at its opinion, LionTree, among other things:

•	reviewed the Comcast Transactions Agreement;

•	reviewed certain publicly available business and financial information relating to Comcast, Time Warner Cable, and Charter;

•	reviewed certain internal financial estimates and other data relating to the business and financial prospects of Charter after giving pro forma effect to the Comcast Transactions (which we refer to in this section entitled “—Opinion of LionTree Advisors LLC” as Pro Forma Charter), the GreatLand Connections Systems, the Comcast Swap Systems (as defined in the Comcast Transactions Agreement), the Taxable Purchase Systems (as defined in the Comcast Transactions Agreement; in this section entitled “—Opinion of LionTree Advisors LLC” we refer to the Comcast Swap Systems and the Taxable Purchase Systems as the Acquired Systems), and the Charter Swap Systems (as defined in the Comcast Transactions Agreement) that were provided to LionTree by the management of Charter and not publicly available, including financial forecasts and estimates for the fiscal years ending 2014 and 2015;

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reviewed certain internal financial estimates and other data relating to the business and financial prospects of the GreatLand Connections Systems and Pro Forma Charter that were provided to LionTree by the management of Charter and not publicly available, including financial forecasts and estimates for the fiscal years ending 2016 through 2019 (as well as certain estimates for utilization of tax assets beyond 2019 through the full utilization of such tax assets), prepared by the management of Charter;

•	reviewed certain internal financial information and other data relating to the business and financial prospects of Charter that were provided to LionTree by the management of the Company and not publicly available, including financial forecasts and estimates for the fiscal years ending 2014 through 2019 (as well as certain estimates for utilization of tax assets beyond 2019 through the full utilization of such tax assets), prepared by Charter management;

•	reviewed certain estimates of dis-synergies, synergies, overhead, public company costs, and fees payable to Charter pursuant to the Charter Services Agreement, in each case, for the fiscal year ending 2014, which we refer to collectively in this section entitled “—Opinion of LionTree Advisors LLC” as the Transaction Effects, prepared by Charter management;

•	conducted discussions with members of the senior management of Charter concerning the business and financial prospects of the GreatLand Connections Systems, the Acquired Systems, and Charter, as well as the Transaction Effects;

•	reviewed current and historical market prices of Charter common stock;

•	reviewed certain publicly available financial and stock market data with respect to certain other companies LionTree believed to be generally relevant;

•	compared certain financial terms of the Comcast Transactions with the publicly available financial terms of certain other transactions LionTree believed to be generally relevant;

•	reviewed certain pro forma effects relating to the Comcast Transactions, including the effects of anticipated financings, prepared by Charter management; and

•	conducted such other financial studies, analyses and investigations, and considered such other information, as LionTree deemed necessary or appropriate.

In connection with its review, LionTree assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by it for the purpose of its opinion. In addition, LionTree did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Charter, GreatLand Connections, the Acquired Assets (as defined in LionTree’s opinion), or the Assumed Liabilities (as defined in LionTree’s opinion), nor was LionTree furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates, Transaction Effects and pro forma effects referred to above, which we refer to in this section entitled “—Opinion of LionTree Advisors LLC” collectively as the Forecasts, LionTree assumed, based on advice from management of Charter, that each had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Charter as to the future financial performance of Charter, the GreatLand Connections Systems, and Pro Forma Charter including the Transaction Effects and pro forma effects. In addition, LionTree assumed that the financial forecasts and estimates referred to above would be achieved at the times and in the amounts projected. LionTree expressed no opinion with respect to such forecasts or estimates, including any Transaction Effects and pro forma effects. LionTree assumed, with the consent of the Charter board of directors, that for U.S. federal income tax purposes (A) the Contribution and the Spin-Off will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended, which we refer to in this section entitled “—Opinion of LionTree Advisors LLC” as the Code, and a tax-free distribution within the meaning of Section 355 of the Code, (B) the debt-for-debt exchange will qualify as a tax-free exchange within the meaning of Sections 355 and 361 of the Code, (C) the GreatLand Connections Merger and the Charter Merger, taken together, will qualify as a tax-free transaction described in Section 351 of the Code, and (D) the Exchange will qualify as an exchange of property to which Section 1031 of the Code applies. LionTree’s opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to LionTree as of, the date thereof.

In rendering its opinion, LionTree assumed, with the consent of the Charter board of directors, that (i) the representations and warranties of the parties to the Comcast Transactions Agreement were true and correct in all material respects, (ii) the parties to the Comcast Transactions Agreement, will comply with and perform all material covenants and agreements required to be complied with or performed by such parties under the Comcast Transactions Agreement, and (iii) the Comcast Transactions will be consummated in accordance with the terms of the Comcast Transactions Agreement without any adverse waiver or amendment of any material term or condition thereof. LionTree also assumed, with the consent of the Charter board of directors, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Comcast Transactions will be obtained without any material adverse effect on Charter, GreatLand Connections, the Acquired Assets, the Assumed Liabilities, or the Comcast Transactions.

LionTree’s opinion was provided for the benefit of the Charter board of directors (in its capacity as such) in connection with, and for the purpose of, its evaluation of the Comcast Transactions.

LionTree’s opinion did not address the relative merits of the Comcast Transactions or any related transaction as compared to other business strategies or transactions that might be available to Charter or Charter’s underlying business decision to effect the Comcast Transactions or any related transaction. LionTree was not asked to, nor did it, offer any opinion as to the terms, other than the Consideration (as defined in LionTree’s opinion) to the extent expressly specified in its opinion, of the Comcast Transactions Agreement or any related documents, or the form of the Comcast Transactions or any related transaction. In addition, LionTree expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Comcast Transactions, or any class of such persons, relative to the Consideration. LionTree expressed no opinion as to what the value of any Charter common stock will be when issued in connection with the Comcast Transactions or the prices at which Charter common stock or GreatLand Connections shares will trade at any time.

In preparing its opinion to the Charter board of directors, LionTree performed a variety of analyses, including those described below. The summary of LionTree’s analyses is not a complete description of the analyses underlying LionTree’s opinion. The preparation of a fairness opinion involves various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. Consequently, neither a fairness opinion nor its underlying analyses is readily susceptible to summary description. LionTree arrived at its opinion based on the results of all analyses undertaken by it, assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. Accordingly, LionTree believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors or focusing on information presented in tabular format, without considering all analyses, methodologies and factors or the narrative description of the analyses, could create a misleading or incomplete view of the process underlying LionTree’s analyses and opinion. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques.

In performing its analyses, LionTree considered general business, economic, industry, regulatory and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of the opinion. LionTree’s analyses involved judgments and assumptions with regard to general business, economic, industry, regulatory and market conditions, financial and otherwise, and other matters, many of which are beyond the control of Charter, such as the impact of competition on the business of Charter and on the industry generally, industry growth and the absence of any material change in the financial condition and prospects of Charter or the proposed Transactions, and an evaluation of the results of those analyses is not entirely mathematical. LionTree believes that mathematical derivations (such as determining mean and median) of financial data are not by themselves meaningful and should be considered together with qualities, judgments and informed assumptions. The estimates contained in Charter’s analyses and the implied reference range values indicated by LionTree’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. Additionally, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of Charter. Much of the information used in, and accordingly the results of, LionTree’s analyses are inherently subject to substantial uncertainty.

LionTree’s opinion was provided to the Charter board of directors in connection with its evaluation of the Comcast Transactions and was only one of many factors considered by the Charter board of directors in evaluating the Comcast Transactions. Neither LionTree’s opinion nor its analyses were determinative of the Consideration or of the views of the Charter board of directors or management with respect to the Comcast Transactions or the Consideration. The type and amount of consideration payable in the Comcast Transactions were determined through negotiation between Charter and Comcast, during which LionTree provided advice to Charter, and the decision to enter into the Comcast Transactions was solely that of the Charter board of directors. LionTree did not, however, recommend any specific type or amount of consideration to Charter or the Charter board of directors, nor did it recommend that any specific type or amount of consideration constituted the only appropriate consideration for the transaction.

The following is a summary of the material analyses reviewed by LionTree in connection with LionTree’s presentation to the Charter board of directors and opinion rendered on December 5, 2014. The order of the analyses does not represent relative importance or weight given to those analyses by LionTree. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of LionTree’s analyses.

For purposes of its analyses, LionTree reviewed a number of financial and operating metrics, including:

•	enterprise value, calculated as the value of the relevant company’s outstanding equity securities (taking into account its outstanding options, warrants and other convertible securities) based on the relevant company’s closing stock price, or equity value, plus net debt (calculated as outstanding indebtedness, preferred stock and capital lease obligations less the amount of cash on its balance sheet) plus interests of others in majority (but not wholly owned) subsidiaries, or minority interests, less interests in entities for which the relevant company owns less than 50% of the equity, or associates, as of a specified date;

•	adjusted enterprise value, calculated as enterprise value less the net present value of the relevant company’s tax attributes;

•	earnings before interest, taxes, depreciation and amortization, adjusted for certain one-time items, which we refer to in this section entitled “—Opinion of LionTree Advisors LLC” as EBITDA.

Unless the context indicates otherwise, enterprise values and equity values derived from the selected companies analyses described below were calculated using the closing price of Charter common stock, and the common stock of the selected publicly traded companies listed below as of December 1, 2014, and transaction values for the target companies derived from the selected transactions analysis described below were calculated as of the public announcement date of the relevant transaction based on the estimated purchase prices paid in the selected transactions. Accordingly, this information may not reflect current or future market conditions.

In addition, unless the context indicates otherwise, (i) per share amounts for Charter common stock were calculated on a fully diluted basis, using the treasury stock method; (ii) calculations described as being on a “proportionate” basis include the applicable GreatLand Connections financial metric multiplied by Charter’s pro forma ownership percentage of GreatLand Connections, (iii) Carve-out EBITDA represents the Carve-out 2014 EBITDA (as defined in the Comcast Transactions Agreement); and (iv) Pro Forma EBITDA represents Carve-out EBITDA, adjusted for the Transaction Effects, in each case, based on assumptions provided by Charter management.

Estimates of 2014 and 2015 EBITDA for Charter, Comcast, Time Warner Cable, and Cablevision were based on certain publicly available research analyst estimates for those companies.

Acquired Assets Financial Analyses

Selected Companies Analysis. LionTree calculated certain valuation multiples based on certain financial data for Charter and certain selected companies. The selected companies consisted of publicly traded companies primarily engaged in the U.S. cable industry with enterprise values in excess of $5 billion. For each of Charter and Comcast, LionTree calculated valuation multiples both on a standalone basis as well as pro forma for the Comcast Transactions and the Comcast-TWC Transaction (as defined in the Comcast Transactions Agreement). The calculated multiples included enterprise value and adjusted enterprise value as a multiple of estimated 2014 adjusted EBITDA and estimated 2015 adjusted EBITDA. The list of selected companies and the related multiples for such selected companies and for Charter are set forth below, and compared to the multiples implied by the Comcast Transactions based on Carve-out EBITDA, consolidated Pro Forma EBITDA and proportionate Pro Forma EBITDA:

Implied Multiples:

	Enterprise Value as a Multiple of		Adjusted Enterprise Value as a Multiple of
	2014E EBITDA	2015E EBITDA	2014E EBITDA	2015E EBITDA
Unadjusted for Transactions and Comcast-TWC Transaction:
Charter	10.5x	9.6x	9.5x	8.7x
Comcast (Cable)	7.4x	7.0x	7.4x	7.0x
TWC	7.7x	7.6x	7.5x	7.4x
Cablevision (Cable)	7.4x	7.5x	7.3x	7.4x

Adjusted for Transactions and Comcast-TWC Transaction:
Charter	9.1x	8.7x	8.3x	8.0x
Comcast (Cable)	7.7x	7.4x	7.7x	7.3x

Transactions:
Carve-out	7.125x	—	7.1x	—
Consolidated Pro Forma	6.9x	7.1x	6.9x	7.0x
Proportionate Pro Forma	6.3x	6.5x	6.3x	6.5x

Selected Transactions Analysis. LionTree calculated certain valuation multiples based on the estimated purchase prices paid in the following selected publicly announced U.S. cable industry transactions from 2010 to 2014. The selected transactions consisted of publicly announced transactions involving target companies primarily engaged in the U.S. cable industry with transaction values in excess of $500 million. The calculated multiples included transaction value as a multiple of estimated adjusted EBITDA for the next twelve-month period, or NTM, both before and after giving effect to the present value of tax attributes of the target company. The list of selected transactions is set forth below:

Announcement Date	Target	Acquiror
June 2010	Bresnan Broadband Holdings, LLC	Cablevision Systems Corporation
November 2010	Mediacom Communications Corporation	Take Private
August 2011	Insight Communications Company Inc.	Time Warner Cable Inc.
June 2012	Wave Division Holdings LLC	Oak Hill Capital Partners
July 2012	Atlantic Broadband LLC	Cogeco Cable Inc.
July 2012	Suddenlink Communications	BC Partners Limited / CPP Investment Board
February 2013	Bresnan Broadband Holdings, LLC	Charter Communications Inc.
March 2013	Charter Communications, Inc.	Liberty Media Corporation
February 2014	Time Warner Cable Inc.	Comcast Corporation

This analysis indicated the following mean, median, minimum and maximum NTM EBITDA multiples (both before and after giving effect to the present value of tax attributes of the target company) for the selected transactions, and compared to the multiples implied by the Comcast Transactions based on Carve-Out EBITDA, consolidated Pro Forma EBITDA and proportionate Pro Forma EBITDA:

Multiple of NTM EBITDA:

	Enterprise Value	Adjusted Enterprise Value
Selected Transactions:
Mean	7.8x	6.9x
Median	8.0x	6.8x
Minimum	7.0x	5.4x
Maximum	8.4x	7.9x

Transactions:
Carve-out	7.125x	7.1x
Consolidated Pro Forma	6.9x	6.9x
Proportionate Pro Forma	6.3x	6.3x

From this data, LionTree concluded that the multiples paid in the Comcast Transactions were within the range of the selected Transactions.

Pro Forma Financial Analyses

GreatLand Connections DCF Analysis. LionTree performed a discounted cash flow analysis of GreatLand Connections by calculating the estimated net present value of the unlevered, after-tax free cash flows that GreatLand Connections was forecasted to generate through 2018, based on the Forecasts. LionTree calculated terminal values for GreatLand Connections by applying a range of terminal value multiples of 6.25x to 7.25x to GreatLand Connections’ 2019 estimated EBITDA. The present values of the cash flows and terminal values were then calculated using discount rates ranging from 6.0% to 7.5%. The discounted cash flow analysis indicated the following equity value reference ranges for Pro Forma Charter’s 33.2% equity ownership in GreatLand Connections:

Implied Equity Value ($bn) Reference Range for Pro Forma Charter’s Ownership in GreatLand Connections
$1.023—$1.721

Pro Forma DCF Analyses. LionTree performed discounted cash flow analyses of Pro Forma Charter by calculating the estimated net present value of the unlevered, after-tax free cash flows that Pro Forma Charter was forecasted to generate through 2018, based on the Forecasts. LionTree calculated terminal values for Pro Forma Charter by applying a range of terminal value multiples of 6.25x to 7.25x to Pro Forma Charter’s 2019 estimated EBITDA. The present values of the cash flows and terminal values, including the net present value of the pro forma tax attributes of the combined company and the Transaction Effects, were then calculated using discount rates ranging from 6.0% to 7.5%, except for the tax attributes which were calculated using a 10.0% discount rate. LionTree then added the implied equity value for Pro Forma Charter’s ownership in GreatLand Connections referenced above. The discounted cash flow analysis indicated the following implied per share reference ranges for Pro Forma Charter, and compared to the implied per share reference ranges for Charter on a standalone basis based on the same discount rates and multiples:

Implied Per Share Equity Reference Range for Pro Forma Charter	Implied Per Share Equity Reference Range for Charter
$160.42—$222.91	$155.09—$202.77

Pro Forma DCF Accretion/Dilution Analysis. LionTree performed discounted cash flow accretion/dilution analyses of Pro Forma Charter by comparing the implied per share equity reference range of Charter on a standalone basis, as discussed above, to the implied per share equity reference range derived from the pro forma discounted cash flow analysis of Pro Forma Charter. The analysis indicated that the transaction could be between approximately 3.4% and 9.9% accretive to holders of Charter common stock.

Other Matters

LionTree was engaged by Charter to act as its financial advisor in connection with the Comcast Transactions and provide financial advisory services, including an opinion to the Charter board of directors regarding the fairness, from a financial point of view, to Charter of the Consideration to be paid in connection with the Comcast Transactions. Charter engaged LionTree based on the experience and reputation of LionTree’s professionals. LionTree is regularly engaged to provide advisory services in connection with mergers and acquisitions. Pursuant to its engagement letter, Charter will pay LionTree $22.5 million for its services, $1.5 million of which became payable upon the delivery of LionTree’s opinion, regardless of the conclusion reached therein, and the balance of which is contingent upon the consummation of the Comcast Transactions. Charter has also agreed to reimburse LionTree for certain expenses and to indemnify LionTree, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws arising out of or relating to LionTree’s engagement.

In the past, LionTree and its affiliates have provided investment banking services to Charter and its affiliates unrelated to the proposed Transactions, for which LionTree and its affiliates received compensation, including having acted as (i) financial advisor to Charter and its affiliates in connection with certain merger and acquisition transactions or matters and (ii) co-manager in connection with certain debt offerings of Charter and its affiliates. LionTree and its affiliates may also seek to provide such services to Charter and its affiliates in the future and expect to receive fees for the rendering of these services. In the ordinary course of business, certain of LionTree’s employees and affiliates may hold or trade, for their own accounts and the accounts of their investors, securities of Charter, Comcast, and Time Warner Cable and, accordingly, may at any time hold a long or short position in such securities.

Opinion of Goldman Sachs & Co.

On December 5, 2014, at a meeting of the board of directors of Charter to evaluate whether to recommend that stockholders of Charter vote in favor of the issuance of shares of Class A common stock of New Charter in the Comcast Transactions, Goldman Sachs rendered its oral opinion, subsequently confirmed in writing, to the effect that, as of December 5, 2014, and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the Aggregate Consideration (as defined in the written opinion) to be paid by

Charter and New Charter for the Acquired Assets (as defined in the written opinion) pursuant to the Comcast Transactions Agreement was fair from a financial point of view to Charter.

The full text of the written opinion of Goldman Sachs, dated December 5, 2014, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this prospectus as Annex B. The summary of the Goldman Sachs opinion provided in this prospectus is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the board of directors of Charter in connection with its evaluation as to whether to recommend that stockholders of Charter vote in favor of the issuance of shares of Class A common stock of New Charter in the Comcast Transactions and the opinion does not constitute a recommendation as to how any stockholder of Charter should vote with respect to the Comcast Transactions or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Comcast Transactions Agreement;

•	a draft, dated December 5, 2014, of the registration statement on Form S-4 of New Charter of which this prospectus forms a part;

•	annual reports to stockholders and Annual Reports on Form 10-K of Charter for the five fiscal years ended December 31, 2013;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Charter;

•	certain other communications from Charter to its stockholders;

•	the registration statement of Midwest Cable, Inc. (expected to be renamed GreatLand Connections in connection with the Comcast Transactions) on Form S-1 (333-199741), including the prospectus contained therein;

•	certain publicly available research analyst reports for Charter; and

•	certain internal financial analyses and forecasts for Charter and the Charter Swap Systems (as defined in the Comcast Transactions Agreement), and certain financial analyses and forecasts for GreatLand Connections, the Comcast Swap Systems and the Taxable Purchase Systems (both as defined in the Comcast Transactions Agreement), in each case, as prepared by the management of Charter and approved for our use by Charter (the “Forecasts”), including certain cost savings and operating synergies and dis-synergies projected by the management of Charter to result from the Comcast Transactions, as approved for our use by Charter (the “Net Synergies”).

Goldman Sachs held discussions with members of senior management of Charter regarding their assessment of the past and current business operations, financial condition and future prospects of Charter, New Charter, the GreatLand Connections Systems, the Comcast Swap Systems, the Charter Swap Systems and the Taxable Purchase Systems (such systems, collectively, the “Systems”) and the strategic rationale for, and the potential benefits of, the Comcast Transactions; reviewed the reported price and trading activity for the shares of Class A common stock of Charter, compared certain financial and stock market information for Charter and certain financial information for the GreatLand Connections Systems, the Comcast Swap Systems, Charter Swap Systems and the Taxable Purchase Systems with similar financial and stock market information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the cable industry; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with the consent of Charter, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the consent of the board of directors of Charter that the Forecasts, including the Net Synergies, had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Charter. Goldman Sachs did not make any independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Charter, GreatLand Connections or any of their respective subsidiaries, any of the Comcast Swapped Assets, the Comcast Swapped Liabilities, the Charter Swapped Assets, the Charter Swapped Liabilities, the Taxable Purchase Assets or the Taxable Purchase Liabilities (all as defined in the Comcast Transactions Agreement) and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Comcast Transactions would be obtained without any adverse effect on New Charter, Charter, GreatLand Connections, any of the Comcast Swapped Assets, the Comcast Swapped Liabilities, the Charter Swapped Assets, the Charter Swapped Liabilities, the Taxable Purchase Assets or the Taxable Purchase Liabilities or on the expected benefits of the Comcast Transactions in any way meaningful to its analysis. Goldman Sachs assumed that the Comcast Transactions would be consummated on the terms set forth in the Comcast Transactions Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis. Goldman Sachs also assumed that the Implementing Agreements would be executed on the basis of the terms and conditions set forth in the Comcast Transactions Agreement, without any amendments or modifications the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion did not address the underlying business decision of Charter to engage in the Comcast Transactions, or the relative merits of the Comcast Transactions as compared to any strategic alternatives that may be available to Charter; nor did it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addressed only the fairness from a financial point of view to Charter, as of the date of the opinion, of the Aggregate Consideration to be paid by Charter and New Charter for the Acquired Assets pursuant to the Comcast Transactions Agreement. Goldman Sachs did not express any view on, and its opinion did not address, any ongoing obligations of Charter, New Charter or GreatLand Connections, any allocation of the Aggregate Consideration, the fair market values of the SpinCo Non-System Assets and the Taxable Purchase Non-System Assets (both as defined in the Comcast Transactions Agreement and, together, the “Non-System Assets”), any other term or aspect of the Comcast Transactions Agreement or the Comcast Transactions or any term or aspect of any other agreement or instrument contemplated by the Comcast Transactions Agreement or entered into or amended in connection with any of the Comcast Transactions, including, the fairness of the Comcast Transactions to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of Charter; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Charter, or any class of such persons in connection with the Comcast Transactions, whether relative to the Aggregate Consideration to be paid by Charter and New Charter for the Acquired Assets pursuant to the Comcast Transactions Agreements or otherwise. Goldman Sachs did not express any opinion as to the prices at which shares of Class A common stock of Charter or Class A common stock of New Charter or the shares of GreatLand Connections would trade at any time or as to the impact of the Comcast Transactions on the solvency or viability of Charter, New Charter, GreatLand Connections, Comcast, any of the Systems or any of the businesses conducted with the Non-System Assets or the ability of Charter, New Charter, GreatLand Connections, Comcast, any of the Systems or any of the businesses conducted with the Non-System Assets to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, December 5, 2014, the date of its opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the board of directors of Charter in connection with its consideration of its recommendation to stockholders of Charter with respect to the Comcast Transactions and such opinion does not constitute a recommendation as to how any holder of Class A common stock of Charter should vote with respect to the Comcast Transactions or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses presented by Goldman Sachs to the board of directors of Charter on December 5, 2014 in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 1, 2014 and is not necessarily indicative of current market conditions.

Illustrative Discounted Cash Flow Analyses

Using the Forecasts (and, in the case of New Charter, the Net Synergies), Goldman Sachs performed illustrative discounted cash flow analyses of:

•	New Charter on a pro forma basis giving effect to Charter’s acquisition in the Exchange and the Purchase of the cable systems currently owned by Time Warner Cable proposed to be acquired in the Exchange and the Purchase, the divestiture of the cable systems of Charter proposed to be divested in the Exchange, New Charter’s expected acquisition of a 33.2% equity interest in GreatLand Connections and the issuance of shares of Class A common stock of New Charter pursuant to the GreatLand Connections Merger.

•	GreatLand Connections; and

•	Charter on a standalone basis.

For purposes of its analysis with respect to each of the foregoing entities, Goldman Sachs derived an illustrative range of enterprise values for the applicable entity by applying discount rates ranging from 5.25% to 6.25%, reflecting an estimate of the weighted average cost of capital of New Charter, GreatLand Connections and Charter, to (a) estimates of the unlevered free cash flows estimated to be generated by the applicable entity for the years 2015 through 2019 as reflected in the Forecasts and, in the case of New Charter, the Net Synergies, and (b) a range of illustrative terminal values for the applicable entity at the end of 2019. The range of illustrative terminal values were derived by applying illustrative multiples ranging from 6.5x to 7.5x to estimated 2019 earnings before interest, taxes, depreciation and amortization, or “EBITDA” for the applicable entity as reflected in the Forecasts and, in the case of New Charter, the Net Synergies.

To derive an illustrative range of equity values for each of the entities, Goldman Sachs subtracted from the range of enterprise values it derived for each entity an estimate of the net debt of the applicable entity as of December 31, 2014, as reflected in the Forecasts. In the case of New Charter and Charter, Goldman Sachs added to the result the present value as of December 31, 2014 (derived, in the case of New Charter, using a discount rate of 7.9%, and in the case of Charter, using a discount rate of 8.0%), of estimates of tax savings anticipated to be realized from Charter’s current net operating losses and other tax attributes as reflected in the Forecasts. In the case of New Charter, Goldman Sachs also added to the result the net present value as of December 31, 2014 of estimates of the tax savings anticipated to be realized by New Charter from the step-up in basis expected to result from the Purchase net of the payments New Charter anticipates making to Comcast as a result of the basis step-up, as provided to Goldman Sachs by management of Charter and approved for Goldman Sachs use by Charter, and 33.2% of an illustrative equity value Goldman Sachs derived for GreatLand Connections by applying to the estimated 2014 EBITDA for GreatLand Connections as reflected in the Forecasts illustrative 2014 EBITDA multiples derived based on the 2014 EBITDA multiples for selected publicly traded cable companies, as summarized below under “Comparable Companies Analysis.”

Goldman Sachs then divided the illustrative ranges of equity values it derived for New Charter and Charter, respectively, by the total number of fully diluted shares of Class A common stock of New Charter anticipated to be outstanding after giving effect to the Comcast Transactions as provided by Charter management (assuming an aggregate number of shares of New Charter issuable in the GreatLand Connections Merger based on the closing share price for the Class A common stock of Charter as of December 1, 2014) and the total number of fully diluted shares of Class A common stock of Charter outstanding as provided by Charter management, as applicable, to derive illustrative present values for the shares of Class A common stock of New Charter and illustrative present values for the shares of Class A common stock of Charter. Goldman Sachs also multiplied the illustrative equity value it derived for GreatLand Connections as described above, by 33.2% to derive an illustrative equity value for the 33.2% equity interest New Charter expects to receive in GreatLand Connections.

The illustrative ranges derived from the foregoing analyses are as follows:

New Charter Class A common stock—	$189-$243
33.2% equity interest in GreatLand Connections—	$1,292M-$1,956M
Charter Class A common stock—	$176-$221

Illustrative Present Value of Future Stock Price Analyses

Goldman Sachs calculated illustrative ranges of implied present values per share of Class A common stock of New Charter on a proforma basis, of implied present values of a 33.2% equity interest in GreatLand Connections, and of implied present values per share of Class A common stock of Charter on a standalone basis based on theoretical future values as of December 31, 2018, for, respectively, the New Charter Class A common stock, for a 33.2% equity interest in GreatLand Connections and for the Charter Class A common stock.

For purposes of this analysis, Goldman Sachs derived these theoretical future values as of December 31, 2018 by:

•	applying an illustrative range of multiples of 6.5x to 7.5x to the estimate of 2019 EBITDA for the applicable entity as reflected in the Forecasts;

•	subtracting, in the case of New Charter and Charter, an assumed amount of net debt equal to the estimate of its 2019 EBITDA as reflected in the Forecasts, multiplied by the midpoint of Charter management’s anticipated range of its leverage ratios, and, in the case of GreatLand Connections, an estimate of its net debt as of December 31, 2018 as reflected in the Forecasts;

•	adding, in the case of New Charter and Charter, the present value as of December 31, 2018 (derived, in the case of New Charter, using a discount rate of 7.9%, and in the case of Charter, using a discount rate of 8.0%) of estimates of the tax savings anticipated to be realized from Charter’s current net operating losses and other tax attributes as reflected in the Forecasts;

•	adding, in the case of New Charter, the net present value as of December 31, 2018 of estimates of the tax savings anticipated to be realized by New Charter from the step-up in basis expected to result from the Purchase net of the payments New Charter anticipates making to Comcast as a result of the basis step-up as provided to Goldman Sachs by management of Charter and approved for Goldman Sachs’ use by Charter;

•	adding, in the case of New Charter, a range of implied present values derived by Goldman Sachs for a 33.2% equity interest in GreatLand Connections based on theoretical future values for the equity of GreatLand Connections as of December 31, 2018; and

•	dividing the result, in the case of New Charter, by Charter management’s estimate of the by the total number of fully diluted shares of Class A common stock of New Charter anticipated to be outstanding of December 31, 2018 (taking into account Charter’s estimated share repurchases and assuming an aggregate number of shares of Class A common stock of New Charter issuable in the GreatLand Connections Merger based on the closing share price for the Class A common stock of Charter as of December 1, 2014), as provided by Charter’s management, and, in the case of Charter, by Charter management’s estimate of the number of shares expected to be outstanding as of December 31, 2018 (taking into account Charter’s estimated share repurchases), as provided by Charter management; and multiplying the result, in the case of GreatLand Connections, by 33.2%.

By applying a discount rate of 7.9%, reflecting an estimate of New Charter’s anticipated cost of equity, to the theoretical future values for the shares of Class A common stock of New Charter as of December 31, 2018, Goldman Sachs derived illustrative pro forma present values per share for the Class A common stock of New Charter as of December 31, 2014, ranging from $192 to $235.

By applying a discount rate of 7.9%, reflecting an estimate of GreatLand Connection’s cost of equity, to 33.2% of the theoretical future equity values for GreatLand Connections as of December 31, 2018, Goldman Sachs derived illustrative present equity values for a 33.2% equity interest in GreatLand Connections as of December 31, 2014, ranging from $1,480 to $1,970.

By applying a discount rate of 8.0%, reflecting an estimate of Charter’s cost of equity, to the theoretical future values for the Class A common stock of Charter as of December 31, 2018, Goldman Sachs derived illustrative standalone present values per share of Class A common stock of Charter as of December 31, 2014 ranging from $178 to $210.

Comparable Companies Analysis

Goldman Sachs calculated and compared (a) the multiples of the transaction values (“TV”) of the cable systems currently owned by Time Warner Cable proposed to be acquired by Charter in the Exchange and the Purchase, net of the cable systems of Charter proposed to be divested by Charter in the Exchange, or the “Net acquired systems” and of GreatLand Connections, respectively, in each case implied by the consideration to be paid by Charter and New Charter in the Comcast Transactions, to estimated 2014 EBITDA for the Net acquired systems and GreatLand Connections, respectively, in each case as reflected in the Forecasts and, to the extent applicable, the Net Synergies, and (b) multiples of implied adjusted enterprise value for each of the following selected companies (calculated as described below) to estimated 2014 EBITDA for each of the selected companies:

•	Charter—standalone

•	Comcast—standalone

•	Time Warner Cable—standalone

•	Cablevision Systems Corporation—standalone

•	Charter—pro forma

•	Comcast—pro forma for its pending acquisition of Time Warner Cable

This analysis was undertaken to assist Goldman Sachs and Charter’s board of directors in understanding how the adjusted enterprise value/2014E EBITDA multiples for the selected companies (based on their current trading prices and analyst EBITDA estimates) compared to the TV/2014E EBITDA multiple implied by the consideration to be paid by Charter and New Charter in the Comcast Transactions. Although none of the selected companies is directly comparable to the Net acquired systems or GreatLand Connections, the companies included were chosen because they are publicly traded companies in the cable industry with operations that, for purposes of analysis, may be considered similar to certain operations of the Net acquired systems or GreatLand Connections.

For purposes of these calculations, Goldman Sachs calculated an implied equity value for each selected company by multiplying the number of fully diluted outstanding shares of that company as reported in its most recent SEC filings (and in the case of pro forma Charter and pro forma Comcast, increased by the number of shares expected to be issued by each in its respective pending transaction, based on publicly available information) by each company’s closing share price on December 1, 2014. By adding the net debt amount of each selected company as reported in its most recent public filings as of December 1, 2014 (and, in the case of pro forma Charter and pro forma Comcast, adjusted to reflect the indebtedness expected to be incurred/repaid by each in connection with its respective pending transaction, based on publicly available information) to the implied equity value of such company derived from the foregoing calculations adjusted to deduct, in the case of Charter standalone and Charter pro forma, the net present value as of December 31, 2014 of estimates of the tax savings anticipated to be realized by Charter and New Charter as described above, in the case of other selected companies, available information regarding the net present value of their respective tax assets and, in the case of all selected companies an implied value of each company’s non-cable assets derived based on publicly available information, Goldman Sachs calculated an implied adjusted enterprise value (“Adjusted EV”) for each company. The multiples for each of the selected companies were calculated using the median 2014 EBITDA estimates for each company published by the Institutional Brokers’ Estimate System (I/B/E/S) as of December 1, 2014 and where applicable, adjusted to exclude the 2014 EBITDA from any non-cable assets based on publicly available estimates.

The table below compares the TV/2014E EBITDA multiple of 7.1x implied by the consideration to be paid by Charter and New Charter with respect to the Net acquired systems and the approximately 33% of the outstanding common stock of GreatLand Connections to the high, low and median Adjusted EV/2014E EBITDA multiples calculated by Goldman Sachs for the selected companies, all of which were higher than 7.1x.

	Net Acquired Systems	GreatLand Connections	Selected Companies
			High	Low	Median
TV or Adjusted EV to 2014E EBITDA	7.1x	7.1x	9.6x	7.3x	7.5x

Selected Precedent Transactions Analysis

Goldman Sachs calculated and compared (a) multiples of the TV of the Net acquired systems and of GreatLand, in each case implied by the consideration to be paid by Charter and New Charter in the Comcast Transactions, to estimated 2014 EBITDA for the Net acquired systems and GreatLand Connections, respectively, in each case as reflected in the Forecasts and, to the extent applicable, the Net Synergies, and (b) multiples of the implied TV in each of the following selected transactions in the cable industry based on the announced transaction price, as a multiple of the target company’s estimated EBITDA for the last completed four quarter period before the announcement of the transaction as disclosed in its public filings (the “LTM EBITDA”). With respect to each of the following selected transactions, Goldman Sachs calculated an implied adjusted transaction value by deducting the net present value of the target company’s respective tax assets, to the extent such information was publicly available and applicable.

Date Announced	Target	Acquirer
02/2014	Time Warner Cable	Comcast
02/2013	Bresnan Cable Systems	Charter
08/2011	Insight Communications Company, Inc.	Time Warner Cable Inc.
06/2010	Bresnan Communications LLC	Cablevision Corporation

This analysis was undertaken to assist Goldman Sachs and Charter’s board of directors in understanding how the TV/LTM EBITDA multiples for the selected transactions compared with the TV/2014E EBITDA multiple implied by the consideration to be paid by Charter and New Charter in the Comcast Transactions. With respect to each selected transaction, the TV/LTM EBITDA multiples were calculated with, and without, accounting for the present values of any tax assets that are expected to be realized by the target company wherever applicable.

The table below compares the TV/ 2014E EBITDA multiple of 7.1x implied by the consideration to be paid by Charter and New Charter with respect to the Net acquired systems and the approximately 33% of the outstanding common stock of GreatLand Connections to the median of the TV/LTM EBITDA multiples calculated by Goldman Sachs for the selected transactions, which was higher than 7.1x.

TV/2014E EBITDA		Selected Transactions (TV/LTMEBITDA)
Net acquired systems	GreatLand Connections	Median (Gross EV)	Median (EV Adjusted for Tax Assets)
7.1x	7.1x	8.6x	7.8x

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Charter, the Net acquired systems, GreatLand Connections or the Comcast Transactions.

Goldman Sachs prepared these analyses for purposes of providing its opinion to the board of directors of Charter as to the fairness from a financial point of view to Charter, as of the date of the opinion, of the Aggregate Consideration to be paid by Charter and New Charter for the Acquired Assets pursuant to the Comcast Transactions Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon projections of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Charter, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The Aggregate Consideration was determined through arm’s-length negotiations between Charter and Comcast and was approved by the board of directors of Charter. Goldman Sachs provided advice to Charter during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Charter or that any specific amount of consideration constituted the only appropriate consideration for the Comcast Transactions.

As described above, Goldman Sachs’ opinion was one of many factors taken into consideration by the board of directors of Charter in making its recommendation to the stockholders of Charter to vote in favor of the issuance of shares of Class A common stock of New Charter in the Comcast Transactions. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the delivery of its fairness opinion to Charter’s board of directors and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex B to this prospectus.

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Charter, Comcast and any of their respective affiliates and third parties, including Liberty, a significant stockholder of Charter and affiliates of a significant shareholder of Liberty (the “Liberty Related Entities”), or any currency or commodity that may be involved in the Comcast Transactions. Goldman Sachs provided certain financial advisory and/or underwriting services to Charter and/or its affiliates from time to time for which its Investment

Banking Division has received, and may receive, compensation, including having acted as financial advisor to Charter in connection with its acquisition of Bresnan Broadband Holdings, LLC in February 2013 and, in connection with the financing of the Comcast Transactions (the “Transaction Financing”), as (i) joint bookrunner in connection with the offering of 5.500% Senior Unsecured Notes due 2022 (aggregate principal amount of $1.5 billion) by CCOH Safari, LLC, a subsidiary of Charter (“CCOH”), (ii) joint bookrunner in connection with the offering of 5.750% Senior Unsecured Notes due 2024 (aggregate principal amount $2.0 billion) by CCOH and (iii) joint bookrunner in connection with a term loan due 2021 (aggregate principal amount $3.5 billion) provided to CCO Safari, LLC, a subsidiary of Charter. Goldman Sachs also provided certain financial advisory and/or underwriting services to Comcast and/or its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as co-manager in connection with the public offering of 3.600% Notes due 2024 (aggregate principal amount $1,200,000,000) and 4.750% Notes due 2044 (aggregate principal amount $1,000,000,000) in February 2014. Goldman Sachs also provided certain financial advisory and/or underwriting services to the Liberty Related Entities and their respective affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner with respect to the public offering of 5.500% Senior Secured Notes due 2023 (aggregate principal amount $1,000,000,000) and 5.750% Senior Secured Notes due 2023 (aggregate principal amount €500,000,000) by Unitymedia Hessen GmbH & Co. KG and Unitymedia NRW GmbH (together, “Unitymedia”) in December 2012; as joint bookrunner with respect to the public offering of 5.125% Senior Secured Notes due 2023 (aggregate principal amount €500,000,000) by Unitymedia in January 2013; as joint bookrunner with respect to the refinancing of indebtedness of VTR GlobalCom Spa (“VTR GlobalCom”) and certain of its affiliates and the related public offering of 6.875% Senior Secured Notes due 2024 (aggregate principal amount $1,400,000,000) by VTR Finance B.V. in January 2014; as joint bookrunner with respect to the public offering of 5.500% Senior Secured Notes due 2025 (aggregate principal amount of $425,000,000), 5.500% Senior Secured Notes due 2025 (aggregate principal amount £430,000,000) and 6.250% Senior Secured Notes due 2029 (aggregate principal amount £225,000,000) by Virgin Media Secured Finance PLC (“Virgin Media Secured Finance”) in March 2014; as financial advisor to Liberty Global plc (“Liberty Global”) in its acquisition of certain outstanding shares VTR GlobalCom and VTR Wireless SpA in March 2014; as sole bookrunner with respect to the public offering of 6.250% Senior Secured Notes due 2029 (aggregate principal amount £175,000,000) by Virgin Media Secured Finance in April 2014; as financial advisor to Liberty Global in its acquisition of a 6.400% stake in ITV plc in July 2014; and as financial advisor to Liberty Global with respect to a redemption of certain Senior Secured Notes due 2019 and the public offering of 6.375% Senior Secured Notes due 2024 (aggregate principal amount £300,000,000) and 6.000% Senior Secured Notes due 2024 (aggregate principal amount $500,000,000) in October 2014. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to Charter, Comcast, Liberty Related Entities and their respective affiliates for which its Investment Banking Division may receive compensation.

Charter selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the proposed Transactions. Pursuant to a letter agreement, dated June 9, 2014, as amended, the board of directors of Charter engaged Goldman Sachs to act as its financial advisor in connection with the Comcast Transactions. Pursuant to the terms of this engagement letter, Charter agreed to pay Goldman Sachs fees of approximately $30 million, subject to crediting of up to $7.5 million in connection with the Transaction Financing, all of which is contingent upon the consummation of the Comcast Transactions. In addition, Charter agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against certain liabilities that may arise out of its engagement.

Certain Forecasts

Charter does not as a matter of course make public forecasts as to future performance, earnings or other results, and Charter is especially reluctant to disclose forecasts for extended periods due to the unpredictability of the underlying assumptions and estimates. However, in connection with the Charter board of directors’ consideration of its recommendation with respect to this prospectus, in December 2014, Charter provided to the Charter board of directors and Charter’s financial advisors non-public, internal financial forecasts regarding

Charter’s and GreatLand Connections’ anticipated future operations for fiscal years 2014 to 2019. The internal financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts. Neither our independent registered public accounting firm, nor any other independent accountants, have examined, compiled or otherwise applied procedures to the financial forecasts presented herein and, accordingly, do not express an opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The reports of our independent registered public accounting firm incorporated by reference in this prospectus relate to Charter’s historical financial information. They do not extend to the prospective financial information and should not be read to do so. The summary of these internal financial forecasts is not being included in this prospectus to influence Charter stockholders’ decision whether to vote for the Share Issuance, but for informational purposes because these internal financial forecasts were considered by the Charter board of directors and financial advisors for purposes of evaluating the Comcast Transactions.

These internal financial forecasts were prepared by Charter in December, 2014 using numerous variables and assumptions, based upon the information available to Charter at that time. When the internal financial forecasts were prepared, Charter management had not completed its diligence on the Time Warner Cable assets to be acquired by Comcast and transferred to Charter, or the assets to be transferred from Comcast to GreatLand Connections. Charter management used audited carveout financial statements for the year ended December 31, 2013 and unaudited carveout financial statements for the nine months ended September 30, 2014 of Charter, Time Warner Cable and Comcast that separately presented the assets and businesses that would be acquired, exchanged, divested, retained or transferred to GreatLand Connections in the Comcast Transactions. These carveout financial statements include significant overhead cost allocations from the current asset owners and substantially different direct and indirect costs as compared to future operations under Charter or GreatLand Connections. In its internal financial forecasts for the carveout financial statements of retained Charter assets, acquired Time Warner Cable assets and Comcast assets transferred to GreatLand Connections, Charter estimated forecasts of revenue, and Adjusted EBITDA and Capital Expenditures for the last quarter of 2014. In the internal financial forecasts of the acquired Time Warner Cable assets and Comcast assets transferred to GreatLand Connections for each period presented, Charter also estimated the 4.25% services fee, programming dis-synergies and overhead synergies following the completion of the Comcast Transactions. The Charter assets were assumed to develop financially consistent with its internal plans. For the Comcast assets and the Time Warner Cable assets, the forecasts were extrapolated for the period from 2015 to 2019 using Charter’s actual and internally forecasted growth rate during the period from 2012 to 2015 as a general guideline. The internal financial forecasts were prepared assuming a second quarter 2015 closing for future financial development of New Charter and GreatLand Connections, but the internal financial forecasts are shown as if closing had occurred on January 1, 2014. Given their one-time or short-term nature, however, the internal financial forecasts did not include M&A transaction costs, transition costs from Comcast to Charter or GreatLand Connections, integration or separation costs, or one-time costs to establish operating services from Charter to GreatLand Connections. The internal financial forecasts for New Charter also do not include a gross-up to revenue or expense for the reimbursement of actual economic costs of services to be provided under the Charter Services Agreement. Charter’s internal financial forecasts for New Charter and GreatLand Connections also do not reflect charges related to GreatLand Connections’ use of Charter’s assets, which are similar to the shared asset charge from Comcast currently reflected on GreatLand Connections’ audited financial statements. These costs could increase GreatLand Connections’ forecasted operating expenses and reduce its forecasted capital expenditures after closing of the Comcast Transactions. In addition to these internal financial forecasts, the Charter board of directors was provided with historical market precedent transactions as a multiple of EBITDA by Charter’s financial advisors, and considered the fact that final purchase price would be based on finalization of the audited Carveout EBITDA for 2014 for each component of the Comcast Transactions.

While Charter management believed the assumptions used in developing the internal financial forecasts to be reasonable in light of the circumstances at the time they were made, the variables and assumptions on which the internal financial forecasts were based are inherently uncertain and many are beyond the control of Charter’s management. Important factors that may affect actual results and cause the internal financial forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to the business of each company (including each company’s ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, the regulatory environment, general business and economic conditions and other factors described or incorporated by reference in “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” The internal financial forecasts also reflect assumptions as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in these internal financial forecasts, and there can be no assurance that the projections will be realized.

The inclusion of these internal financial forecasts in this prospectus, however, should not be regarded as an indication that any of Charter, New Charter, GreatLand Connections, Comcast or their respective affiliates, advisors or representatives considered the internal financial forecasts to be predictive of actual future events, and the internal financial forecasts should not be relied upon as such. The internal financial forecasts were prepared by Charter for its own purposes and were not internally prepared or adopted, nor were they reviewed, by Comcast or GreatLand Connections. None of Charter, New Charter, GreatLand Connections, or Comcast or their respective affiliates, advisors, officers, directors, partners or representatives can give any assurance that actual results will not differ from these internal financial forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile these internal financial forecasts to reflect circumstances existing after the date the internal financial forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. None of Charter, GreatLand Connections or Comcast intends to make publicly available any update or other revision to these internal financial forecasts. None of Charter or its respective affiliates, advisors, officers, directors, partners or representatives has made, makes or is authorized in the future to make any representation to any shareholder or other person regarding Charter’s ultimate performance compared to the information contained in these internal financial forecasts or that forecasted results will be achieved. Charter and New Charter will make no representation to Comcast, in the Merger Agreement or otherwise, concerning these internal financial forecasts.

Subject to the above, a summary of the forecasts regarding Projected New Charter’s and GreatLand Connections’ anticipated future operations for fiscal years 2014 to 2019 is set forth below (in millions).

Projected New Charter:

	2014	2015	2016	2017	2018	2019
Revenue	$11,424	$11,984	$12,843	$13,927	$15,067	$16,309
Adjusted EBITDA	4,442	4,652	5,016	5,471	5,983	6,575
Capex	2,384	2,156	2,475	2,458	2,210	2,279

Projected GreatLand Connections:

	2014	2015	2016	2017	2018	2019
Revenue	$4,625	$4,809	$5,050	$5,378	$5,728	$6,043
Adjusted EBITDA	1,558	1,575	1,609	1,713	1,825	1,925
Capex	735	818	808	753	773	786

Based on the unaudited financial statements for the nine months ended September 30, 2014 and Charter internal forecasts for the assets and businesses that would be acquired, exchanged, or divested in the Comcast Transactions, Charter currently estimates the consideration for the assets acquired and the transaction expenses to be $7.2 billion, which is lower than previous estimates of $8.0 billion. Previous estimates relied on consensus estimates for Time Warner Cable which are higher than Charter’s current estimates for the acquired and exchanged assets, and consensus estimates for Charter which are lower than Charter’s current estimates for the divested assets. Charter also currently estimates the value of its purchase of a 33% interest in GreatLand Connections will be $1.6 billion, and Comcast-Time Warner Cable shareholders will receive an approximately

8% ownership interest in New Charter both on a common and a fully diluted basis, assuming a volume weighted average price during the 60-day period prior to closing of $160 per share.

Ownership of New Charter Following the Mergers

Immediately after the close of the Mergers (not accounting for the Bright House Transaction), Comcast stockholders are expected to own approximately 8% of the outstanding shares of New Charter Class A common stock (assuming a volume weighted average price of Charter common stock during the 60-day period prior to closing of $160 per share and certain other assumptions) and Charter stockholders are expected to own approximately 92% of the outstanding shares of New Charter Class A common stock. The proportion of New Charter Class A common stock owned by GreatLand Connections stockholders and current Charter stockholders will own at the conclusion of the Comcast Transactions may be affected by a number of factors, including the amount of debt raised in the financing transactions and any corresponding increase in the consideration paid by Charter in connection with the Charter Merger. For more information about factors resulting in the reduction of the expected equity interests of GreatLand Connections and Charter in New Charter following the Comcast Transactions, see “Risk Factors—Risks Related to the Comcast Transactions” and “The Implementing Agreements”.

Immediately following the Comcast Transactions and the Bright House Transaction, it is expected that public stockholders (i.e. excluding Liberty and A/N) will own approximately 54% of the outstanding Class A common stock of New Charter. It is also expected that Liberty will own approximately 19% of the outstanding Class A common Stock of New Charter. In consideration of the Bright House Transaction, Charter Holdings will pay to A/N approximately $2.0 billion in cash and issue to A/N convertible preferred units of Charter Holdings with an aggregate liquidation preference of approximately $2.5 billion which will pay a 6% coupon, and approximately 33.4 million common units of Charter Holdings priced at $172.9963 (the “Reference Price”) per unit. The convertible preferred units of Charter Holdings will be convertible into common units of Charter Holdings, with an initial conversion price of $242.19, a 40% premium to the Reference Price, subject to certain adjustments. If A/N elects to convert and, as applicable, exchange all of its common and convertible preferred units, it would own approximately 26% of the outstanding Class A common stock of New Charter.

Board of Directors and Executive Officers of New Charter Following the Merger; Operations Following the Merger

It is currently expected that the directors and executive officers of Charter immediately prior to the Mergers will become the directors and executive officers of New Charter immediately following the effective time of the Mergers.

Following the Charter Merger, the location of the headquarters and principal executive offices of New Charter and the surviving corporation in the Charter Merger will be Charter’s executive offices.

Interests of Certain Persons in the Mergers

Stockholders should be aware that executive officers and directors of Charter have certain interests in the Mergers that may be different from, or in addition to, the interests of Charter stockholders generally. These interests include the following:

Continuing Services as Director for New Charter Board of Directors

It is currently expected that the New Charter board of directors after the Mergers will include each of the directors from the current Charter, and that the compensation to be paid to outside directors of New Charter will be substantially similar to the compensation paid to Charter directors immediately prior to the effective time of the Mergers. Following the completion of the Comcast Transactions, it is also expected that some current directors of Charter will become directors of GreatLand Connections.

Treatment of Stock-Based Awards

Under the Charter long-term incentive plans, the Mergers will not constitute a “change in control” for Charter. Therefore, the outstanding Charter stock options, restricted stock awards, restricted stock units and performance units will not become exercisable and/or the vesting restrictions will not lapse by virtue of the Mergers. The outstanding Charter stock options, restricted stock awards, restricted stock units and performance units will generally be converted from a right to acquire Charter common stock into a right to acquire New Charter common stock, on substantially the same terms and conditions (including vesting schedule and per share exercise price) as applied to such Charter awards immediately prior to the effective time of the Merger.

Continuing Employment with New Charter

It is currently expected that the executive officers of Charter immediately prior to the Mergers will become the executive officers of New Charter immediately following the effective time of the Mergers and will continue their employment with New Charter on substantially similar terms and conditions as those terms and conditions in existence immediately prior to the effective time of the Mergers.

Regulatory Approvals

Completion of the Mergers and the other Transactions is conditioned upon the receipt of certain governmental clearances or approvals, including, but not limited to, the expiration or termination of the waiting period relating to the GreatLand Connections Merger under the HSR Act, approval of the FCC and certain other governmental consents and approvals from state regulators and franchise authorities.

Under the HSR Act, certain transactions, including the GreatLand Connections Merger, may not be completed unless certain waiting period requirements have expired or been terminated. The HSR Act provides that each party must file a pre-merger notification with the FTC and the DOJ. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filings of their respective HSR Act notification forms or the termination of that waiting period. If the DOJ issues a Request for Additional Information and Documentary Material prior to the expiration of the initial waiting period, the parties must observe a second 30-calendar-day waiting period, which would begin to run only after both parties have substantially complied with the request for additional information, unless the waiting period is terminated earlier.

Both Charter and Comcast are subject to regulation by the FCC under the Communications Act. Each company holds a number of licenses and authorizations issued by the FCC for the operation of its business. The FCC must approve the transfer of control or assignment of Comcast’s licenses and authorizations to GreatLand Connections as a result of the Contribution, of Comcast’s licenses and authorizations to New Charter as a result of the Exchange and Purchase, and of Charter’s licenses and authorizations to Comcast as a result of the Exchange. The Mergers are also subject to the approval of certain local franchise authorities with respect to the transfer of control of franchises as a result of the Comcast Transactions. In addition, Charter, Comcast and GreatLand Connections are required to obtain approval of certain state public utility commissions with respect to the transfer of control of certificates of public convenience and necessity for telecommunications services as a result of the Comcast Transactions.

Charter, Comcast and GreatLand Connections have agreed to use their respective reasonable best efforts to obtain all regulatory approvals required to complete the Comcast Transactions, and as of the date of this prospectus, the parties have made all requisite filings for regulatory approval of the Comcast Transactions. Specifically, beginning in May 2014, Charter, Comcast and GreatLand Connections made a number of filings to initiate the regulatory review process, including filings under the HSR Act on May 14, 2014 and May 16, 2014 and a detailed public interest statement with the FCC on June 4, 2014.

Concurrent with the federal merger approval process, approval must also be sought from certain local and state authorities. Charter and Comcast have filed local franchise transfer requests where local approval for the

Comcast Transactions is required. In addition, Charter and Comcast have sought approvals from certain state authorities where state approval of the Comcast Transactions is required with such approvals pending as of the date of this prospectus. A number of other states require only notice either prior to or preceding the closing date of the Comcast Transactions. Such notices shall be made pursuant to the requirements of each state. Separately, three congressional hearings have been held on the Comcast Transactions. Although no further hearings are scheduled at this time, it is possible that the parties will be asked to participate in additional legislative proceedings before the Mergers are approved.

The process for obtaining the requisite regulatory approvals for the Mergers is ongoing. The FCC has initiated a public comment period that commenced on July 10, 2014, during which other service providers, members of the public, and other interested parties may file comments in support of, or opposing, the Comcast Transactions. Charter, Comcast and GreatLand Connections will have an opportunity to respond to any public comments filed at the FCC. The FCC’s review is subject to an informal 180-day clock deadline from the start of the public comment period and the FCC had previously stopped the clock pending resolution of certain procedural issues. On December 3, 2014, the FCC re-started the 180-day clock and established a December 23, 2014 deadline for reply comments. After the conclusion of the public comment period, Charter, Comcast and GreatLand Connections will continue to engage with the FCC as it reviews public comments and proceeds with its review of the merger. The DOJ’s merger review process does not include a similar public comment process. Rather, the parties expect to remain in regular contact with DOJ officials to assist their review of the parties’ submissions to the agency and answer questions and provide clarification regarding the Comcast Transactions. Each of Charter and Comcast has received a Request for Additional Information and Documentary Material from the DOJ, which extends the waiting period under the HSR Act until 30 days after both parties have substantially complied with the request for additional information, unless the waiting period is terminated earlier. At the state and local level, the parties will actively participate in each state’s/municipality’s individual review processes as appropriate, including by remaining engaged with and available to the regulatory officials overseeing the regulatory review process. On November 21, 2014, the United States Court of Appeals for the District of Columbia Circuit granted a stay in a case brought by certain content providers, which prohibited the disclosure of certain programming contracts and related information in connection with the FCC’s review of the TWC Merger. We cannot predict what effect, if any, the stay will have on the FCC’s review of the TWC Merger.

Charter’s, Comcast’s and GreatLand Connections’ obligations to use reasonable best efforts to obtain all regulatory approvals required to complete the Comcast Transactions does not require Charter, Comcast or GreatLand Connections to:

•	divest or hold separate any businesses, assets or properties of Charter, Comcast or GreatLand Connections or any of their respective subsidiaries;

•	accept any conditions or take any actions that would apply to or affect any businesses, assets or properties of Charter, Comcast or GreatLand Connections or any of their respective subsidiaries; or

•	litigate or participate in the litigation of any proceeding involving the FCC, the FTC or the DOJ.

Notwithstanding, (A) Charter, Comcast and GreatLand Connections are required to take the actions and accept the conditions described in the second bullet above to the extent such actions and conditions are consistent in scope and magnitude with the actions and conditions (other than any condition that was subsequently suspended by the agency that imposed the condition) required or imposed by governmental authorities in connection with prior acquisitions of United States domestic cable systems consummated since February 12, 2002 with an aggregate purchase price of at least $500 million and (B) Comcast is required to implement certain undertakings, with such modifications to the undertakings that, taken in the aggregate, are no more adverse to the businesses, assets and properties of Comcast and its subsidiaries. These requirements are described in more detail under “The Implementing Agreements—The Merger Agreement—Reasonable Best Efforts Covenant” of this prospectus, “The Implementing Agreements—The Exchange Agreement—Reasonable Best Efforts Covenant” of this prospectus and “The Implementing Agreements—The Asset Purchase Agreement—Reasonable Best Efforts Covenant” of this prospectus.

Listing

Charter has agreed to use its reasonable best efforts to cause the shares of New Charter Class A common stock to be issued in connection with the Mergers to be listed on NASDAQ, subject to official notice of issuance.

It is a condition to the completion of the Comcast Transactions that the shares of New Charter Class A common stock to be issued in connection with the Mergers will have been approved for listing on the NASDAQ, subject to official notice of issuance.

Federal Securities Law Consequences; Resale Restrictions

New Charter Class A common stock issued pursuant to the Merger Agreement will not be subject to any restrictions on transfer arising under the Securities Act, except for shares issued to any person who may be deemed to be an “affiliate” of Charter for purposes of Rule 145 under the Securities Act.

Accounting Treatment

Charter prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Comcast Transactions will be accounted for by Charter as a business combination under the acquisition method of accounting.

Charter’s investment in GreatLand Connections will be accounted for by Charter under the equity method of accounting. Charter will follow the guidance of Accounting Standards Codification Topic 323, which prescribes the use of the equity method for investments where Charter has significant influence, but does not have a controlling interest.

Under the equity method, Charter’s share of the net income or loss for its investment in GreatLand Connections, including Charter’s share of the depreciation and amortization of the excess of the fair value over the book value of GreatLand Connections’ assets and any equity investment impairments will be included in Charter’s consolidated statement of operations. Charter will review its interest in GreatLand Connections for impairment if there is a series of operating losses or other factors that may indicate that there is a decrease in the value of Charter’s investment that is other than temporary.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section describes the material United States federal income tax consequences of the Charter Merger and the GreatLand Connections Merger to U.S. holders (as defined below) of Charter Class A common stock and GreatLand Connections Class A-1 common stock who exchange shares of such stock for shares of New Charter Class A common stock pursuant to the Charter Merger or the GreatLand Connections Merger, as applicable. The following discussion is based on the Code, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion.

For purposes of this discussion, a U.S. holder is a beneficial owner of Charter Class A common stock or GreatLand Connections Class A-1 common stock who for United States federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States or any state or political subdivision thereof;

•	a trust that (1) is subject to (A) the primary supervision of a court within the United States and (B) the authority of one or more United States persons to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Charter Class A common stock or GreatLand Connections Class A-1 common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Charter Class A common stock or GreatLand Connections Class A-1 common stock, you should consult your tax advisor.

This discussion addresses only those stockholders that hold their Charter Class A common stock or GreatLand Connections Class A-1 common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment), and does not address all the United States federal income tax consequences that may be relevant to particular stockholders in light of their individual circumstances or to stockholders that are subject to special rules, such as:

•	financial institutions;

•	investors in pass-through entities;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons who exercise dissenters’ rights;

•	persons that hold Charter Class A common stock or GreatLand Connections Class A-1 common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	persons that purchased or sell their shares of Charter Class A common stock or GreatLand Connections Class A-1 common stock as part of a wash sale;

•	certain expatriates or persons that have a functional currency other than the U.S. dollar;

•	persons that are not U.S. holders; and

•	stockholders who acquired their shares of Charter Class A common stock or GreatLand Connections Class A-1 common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the Mergers.

ALL HOLDERS OF CHARTER COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGERS, INCLUDING THE APPLICABILITY AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

The parties intend for the Charter Merger and the GreatLand Connections Merger, taken together, to qualify as a transaction described in Section 351 of the Code. The obligation of Charter, New Charter, Charter Merger Sub and GreatLand Connections Merger Sub to complete the Mergers is conditioned upon the receipt of an opinion from Wachtell, Lipton, Rosen & Katz, special counsel to Charter, to the effect that the Mergers, taken together, will be treated as a transaction described in Section 351 of the Code based upon representations made by Charter, New Charter, Charter Merger Sub, GreatLand Connections Merger Sub and GreatLand Connections. The obligation of Comcast and GreatLand Connections to complete the GreatLand Connections Merger is conditioned upon Comcast’s receipt of an opinion from Davis Polk & Wardwell LLP, counsel to Comcast, to the effect that the Mergers, taken together, will be treated as a transaction described in Section 351 of the Code based upon representations made by Charter, New Charter, Charter Merger Sub, GreatLand Connections Merger Sub and GreatLand Connections. Neither of these opinions is binding on the Internal Revenue Service or the courts. Charter, New Charter and GreatLand Connections have not requested any ruling from the Internal Revenue Service as to the United States federal income tax consequences of the Mergers.

The discussion below constitutes the opinion of Wachtell, Lipton, Rosen & Katz, special counsel to Charter, as to the material U.S. federal income tax consequences of the Charter Merger to U.S. holders of Charter Class A common stock and of the GreatLand Connections Merger to U.S. holders of GreatLand Connections Class A-1 common stock, in each case, subject to the limitations, exceptions, beliefs, assumptions, and qualifications described in such opinions and herein.

Accordingly, assuming the issuance of the opinions described above, in general, the U.S. federal income tax consequences of the Charter Merger to U.S. holders of Charter Class A common stock and of the GreatLand Connections Merger to U.S. holders of GreatLand Connections Class A-1 common stock are as follows:

The Charter Merger

•	The Charter stockholders will recognize no gain or loss on their receipt of shares of New Charter Class A common stock in exchange for shares of Charter Class A common stock;

•	The Charter stockholders’ tax basis in the shares of New Charter Class A common stock received in the Charter Merger will be the same as their tax basis in the shares of Charter Class common stock surrendered in exchange therefor; and

•	The holding period of New Charter Class A common stock received in exchange for shares of Charter Class A common stock will include the holding period of the Charter Class A common stock for which it is exchanged.

The GreatLand Connections Merger

•	The GreatLand Connections stockholders will recognize no gain or loss on their receipt of New Charter common stock in exchange for shares of GreatLand Connections Class A-1 common stock, except for any gain or loss recognized with respect to cash received in lieu of a fractional share of New Charter common stock;

•	the GreatLand Connections stockholders’ tax basis in the shares of New Charter common stock received in the GreatLand Connections Merger, including any fractional share of New Charter common stock deemed received, will be the same as their tax basis in the shares of GreatLand Connections Class A-1 common stock exchanged therefor;

•	the holding period of New Charter common stock received in exchange for shares of GreatLand Connections Class A-1 common stock will include the holding period of the GreatLand Connections Class A-1 common stock for which it is exchanged; and

•	gain or loss will be recognized by GreatLand Connections stockholders on any cash received in lieu of a fractional share of New Charter common stock in the GreatLand Connections Merger equal to the difference between the amount of cash received in lieu of the fractional share and the stockholder’s tax basis in the fractional share of New Charter common stock; such gain or loss will be long-term capital gain or loss if the stockholder’s holding period for such fractional share is more than one year as of the closing date of GreatLand Connections Merger.

The preceding discussion is intended only as a summary of material United States federal income tax consequences of the Charter Merger and the GreatLand Connections Merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the Charter Merger and the GreatLand Connections Merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other tax laws and the effect of any proposed changes in the tax laws.

THE IMPLEMENTING AGREEMENTS

The following describes the material provisions of the Implementing Agreements, which are expected to be entered into in connection with the Comcast Transactions Agreement. The description in this section and elsewhere in this prospectus is qualified in its entirety by reference to the Comcast Transactions Agreement. This summary does not purport to be complete and may not contain all of the information about the Comcast Transactions that is important to you. New Charter encourages you to read carefully the Comcast Transactions Agreement, in its entirety before making any decisions regarding the Comcast Transactions as it is the legal document governing the Comcast Transactions.

Charter expects to enter into more detailed Implementing Agreements implementing the Comcast Transactions Agreement. However, if the Implementing Agreements are not entered into, the Comcast Transactions will be completed pursuant to the Comcast Transactions Agreement.

This summary has been included to provide you with information regarding the terms of the Implementing Agreements. Factual disclosures about Charter, New Charter, Comcast, or any of their respective subsidiaries or affiliates contained in this prospectus or their respective public reports filed with the SEC may supplement, update or modify the factual disclosures about Charter, New Charter, Comcast or their respective subsidiaries or affiliates contained in the Implementing Agreements and described in this summary. The representations, warranties and covenants made in the Implementing Agreements by Charter, New Charter, Comcast will be qualified and subject to important limitations agreed to by Charter, New Charter, Comcast in connection with negotiating the terms of the Implementing Agreements. In particular, in your review of this summary of representations and warranties to be contained in the Implementing Agreements and described in this summary, it is important to bear in mind that the representations and warranties are being negotiated with the principal purposes of allocating risk between the parties to the Implementing Agreements, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC and in some cases will be qualified by confidential disclosures that are being made by each party to the other, which disclosures will not be reflected in the Implementing Agreements or otherwise publicly disclosed. For the foregoing reasons, these descriptions, representations, warranties and covenants should not be read alone.

Transactions Agreement

On April 25, 2014, Charter entered into a binding definitive agreement (the “Transactions Agreement”) with Comcast that contemplates and sets forth the principal obligations of the parties with respect to the Contribution and Spin-Off, the Charter Merger, the GreatLand Connections Merger, the Exchange, and the Purchase, as described in “The Comcast Transactions” above.

Pursuant to the Comcast Transactions Agreement, Comcast and Charter agreed to use reasonable best efforts to document these transactions in more detailed Implementing Agreements on the terms and conditions set forth in the Comcast Transactions Agreement. The Implementing Agreements are currently expected to include the Separation Agreement, the Merger Agreement, the Exchange Agreement, the Asset Purchase Agreement, and the Tax Matters Agreement, in addition to certain other agreements described under the heading, “Additional Agreements Related to the Contribution and Spin-Off, the Mergers, the Exchange and the Purchase.”

Each of the Implementing Agreements to be entered into pursuant to the Comcast Transactions Agreement, as currently contemplated, is described below.

The Merger Agreement

Prior to the effective time of the Spin-Off, New Charter will enter into a merger agreement with GreatLand Connections, Charter Merger Sub, GreatLand Connections Merger Sub, and Comcast (the “Merger Agreement”) to provide for, among other things, the Charter Merger and the GreatLand Connections Merger.

Structure of the Merger

Pursuant to the Merger Agreement, immediately following the effective time of the Spin-Off, New Charter will convert into a corporation. Charter Merger Sub will then merge with and into Charter with the effect that each share of Charter will be converted into one share of New Charter, and New Charter will survive as the publicly-traded parent company of Charter.

The Merger Agreement will provide that, immediately following the Charter Merger, GreatLand Connections Merger Sub will merge with and into GreatLand Connections, with GreatLand Connections surviving, which is referred to in this prospectus as the “GreatLand Connections Merger.” Pursuant to the GreatLand Connections Merger, (i) each share of GreatLand Connections’ Class A-1 common stock will be converted into a pro rata portion of the shares of New Charter common stock to be issued in the GreatLand Connections Merger and (ii) New Charter will receive a number of shares of GreatLand Connections’ Class A common stock that is equal to the number of shares of GreatLand Connections Class A-1 common stock that have been converted into shares of New Charter common stock. Because the Separation Agreement will provide that the shares of GreatLand Connections’ Class A-1 common stock that will be distributed in the Spin-Off will represent the New Charter GreatLand Ownership Percentage of the total number of shares of GreatLand Connections’ common stock, the shares of GreatLand Connections’ Class A common stock that will be received by New Charter in the GreatLand Connections Merger will represent the New Charter GreatLand Ownership Percentage (which is expected to be approximately 33%) of the total number of shares of GreatLand Connections Class A common stock (after giving effect to the GreatLand Connections Merger).

Fractional Shares

No fractional shares of New Charter will be issued in the GreatLand Connections Merger. All fractional shares of New Charter Common Stock that a holder of shares of GreatLand Connections Class A-1 common stock would otherwise be entitled to receive as a result of the GreatLand Connections Merger shall be aggregated and, if a fractional share results from such aggregation, such holder shall be entitled to receive, in lieu thereof, an amount in cash without interest determined based on the volume-weighted average of Charter Class A common stock in the 60 consecutive calendar days ending on the last trading day immediately prior to closing of the Comcast Transactions.

New Charter Stock Issuance and GreatLand Connections Equity Valuation

The Merger Agreement will further provide that the shares of New Charter common stock issued in the GreatLand Connections Merger will have an aggregate value equal to the New Charter GreatLand Ownership Percentage multiplied by the Aggregate GreatLand Connections Equity Valuation (the “New Charter share number”). “Aggregate GreatLand Connections Equity Valuation” means the excess of (A) 7.125 times the Carveout 2014 EBITDA (as defined in the Merger Agreement) over (B) the amount of GreatLand Connections’ indebtedness as of closing, plus certain other adjustments. The shares of New Charter common stock will be valued based on the volume-weighted average price of Charter Class A common stock in the 60 consecutive calendar days ending on the last trading day immediately prior to closing of the Comcast Transactions.

The Merger Agreement will contain a process for determining the Aggregate GreatLand Connections Equity Valuation. If the Aggregate GreatLand Connections Equity Valuation has not been finally determined prior to the completion of the GreatLand Connections Merger, the Aggregate GreatLand Connections Equity Valuation used to determine the number of shares of New Charter common stock issued in the GreatLand Connections Merger will be determined by Comcast in good faith in accordance with certain procedures, and there will be a post-closing adjustment between Comcast and GreatLand Connections equal to the excess of the Aggregate GreatLand Connections Equity Valuation as finally determined in accordance with certain procedures over the Aggregate GreatLand Connections Equity Valuation used to determine the number of shares of New Charter common stock issued in the GreatLand Connections Merger. If the post-closing adjustment is a positive number,

GreatLand Connections will pay the amount of the post-closing adjustment to Comcast in cash. If the post-closing adjustment is a negative number, Comcast will pay the absolute value of the amount of the post-closing adjustment to GreatLand Connections in cash.

Conditions to the Charter Merger and the GreatLand Connections Merger

The obligations of the parties to the Merger Agreement to consummate the Charter Merger and the GreatLand Connections Merger will be subject to a number of conditions, including:

•	the consummation of the merger between Comcast and Time Warner Cable;

•	the consummation of the Spin-Off;

•	expiration or termination of the HSR Act waiting period and the receipt of a number of regulatory approvals, including approval of the FCC, approval from all required public utility commissions and approval of certain franchise authorities, in most cases without the imposition of a burdensome condition;

•	the absence of injunctions or certain legal impediments;

•	unless not required under applicable law, the approval by Charter’s stockholders of the issuance of New Charter common stock in the GreatLand Connections Merger;

•	the effectiveness of the registration statement into which this prospectus is incorporated and the approval of the listing of the New Charter common stock on the NASDAQ Global Select Market;

•	the effectiveness of the registration statement filed by GreatLand Connections to register the GreatLand Connections Class A Common Stock that will be issued in the Spin-Off and the GreatLand Connections Merger and the approval of the listing of the GreatLand Connections Class A Common Stock on the NASDAQ Global Select Market;

•	completion of the debt-for-debt exchange; and

•	subject to certain exceptions, the satisfaction or waiver of the conditions to the obligations of the parties in the Separation Agreement, the Exchange Agreement and the Asset Purchase Agreement.

The obligations of Charter, New Charter, Charter Merger Sub and GreatLand Connections Merger Sub to consummate the Charter Merger and the GreatLand Connections Merger will be further subject to (i) the accuracy of representations and warranties and the performance of covenants made by Comcast and GreatLand Connections in the Merger Agreement and the Separation Agreement, subject to applicable materiality thresholds, (ii) Charter’s receipt of an opinion of tax counsel regarding the tax-free nature of the transactions, and (iii) since April 25, 2014, there not having occurred and being continuing any event, occurrence, development or state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have, a material adverse effect on GreatLand Connections’ assets and liabilities and the other assets and liabilities of Comcast to be transferred to Charter in the Comcast Transactions, taken as a whole.

GreatLand Connections and Comcast’s obligations to consummate the GreatLand Connections Merger will be further subject to, among other things, (i) the accuracy of representations and warranties and the performance of covenants made by Charter, New Charter, Charter Merger Sub and GreatLand Connections Merger Sub in the Merger Agreement, subject to applicable materiality thresholds, (ii) Comcast’s receipt of an opinion of tax counsel regarding the tax-free nature of the transactions and (iii) since April 25, 2014, there not having occurred and being continuing any event, occurrence, development or state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have, a material adverse effect on Charter.

Representations and Warranties

The Merger Agreement will include certain representations and warranties made by Charter to GreatLand Connections, including the following:

•	Corporate existence and qualification to do business;

•	Corporate power and authority to execute the Merger Agreement and the other Implementing Agreements;

•	Governmental authorizations to enter into the Merger Agreement and the other Implementing Agreements;

•	Absence of any conflict with or breach of organizational documents, laws or regulations or agreements as a result of the execution, delivery or performance of the Merger Agreement and the other Implementing Agreements;

•	Compliance with SEC filing requirements, accuracy of information filed with the SEC, and compliance with the Sarbanes-Oxley Act;

•	No action that would be reasonably likely to prevent the Charter Merger and the GreatLand Connections Merger, taken together, from qualifying under Section 351 of the Code;

•	No agreements with respect to an acquisition of GreatLand Connections; and

•	Other than certain financial advisors, no investment banker, broker or other intermediary is entitled to any fee or commission from Charter.

Termination

The Merger Agreement may be terminated prior to completion of the transactions:

•	by Charter, Comcast or GreatLand Connections upon termination of the TWC Merger Agreement;

•	by mutual written agreement of Charter, Comcast and GreatLand Connections;

•	by Charter, Comcast or GreatLand Connections:

•	if there shall be final and nonappealable injunctions or certain legal impediments;

•	unless such stockholder approval is not required under applicable law, if, at the Charter stockholder meeting, Charter stockholders fail to approve the issuance of New Charter common stock in the GreatLand Connections Merger;

•	if the Charter Merger and the GreatLand Connections Merger have not been completed by (i) if all necessary regulatory approvals for the Comcast Transactions are received on or before the completion of the TWC Merger, then the date that is 60 days after completion of the TWC Merger (or, if on such 60th day the debt tender offer has commenced, then the date that is 90 days after completion of the TWC Merger) or (ii) if all necessary regulatory approvals for the Comcast Transactions are not received on or before the completion of the TWC Merger, then the date that is 150 days after completion of the TWC Merger (or, if by the 75th day after completion of the TWC Merger, all necessary regulatory approvals are received other than approvals from local franchise authorities and public utility commission, then the date that is 240 days after completion of the TWC Merger);

•	by Charter, if there is a material breach by Comcast or GreatLand Connections of the Merger Agreement or the Separation Agreement, subject to certain cure periods;

•	by Comcast or GreatLand Connections, if there is a material breach by Charter, New Charter, Charter Merger Sub or GreatLand Connections Merger Sub of the Merger Agreement, subject to certain cure periods;

•	by Comcast or GreatLand Connections, if the Charter board of directors changes its recommendation that Charter stockholders approve the issuance of New Charter common stock in the GreatLand Connections Merger;

•	by Comcast, Charter or GreatLand Connections if the amount of notes tendered in the debt tender offer is less than the amount necessary for GreatLand Connections to reach a Resulting GreatLand Connections Leverage (as defined in the Separation Agreement) of 2.5 times; and

•	automatically upon termination of the Asset Purchase Agreement or the Exchange Agreement, other than in certain specified circumstances.

Reasonable Best Efforts Covenant

Pursuant to the Merger Agreement, each of the parties to the Merger Agreement will agree to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary proper or advisable under applicable law to consummate and make effective the Charter Merger and the GreatLand Connections Merger, subject to certain specified exceptions. In particular, subject to certain specified exceptions, neither New Charter, Comcast or Charter will be required to (i) divest or otherwise hold separate any businesses, assets or properties, (ii) accept any conditions or take any actions that would apply to, or affect, any businesses, assets or properties of New Charter, Comcast or Charter that are not consistent with conditions imposed by governmental authorities in prior acquisitions of U.S. cable systems since February 12, 2002 with an aggregate purchase price of at least $500 million (clauses (i) and (ii), subject to certain specified exceptions, are referred to as a “burdensome condition”) or (iii) litigate or participate in the litigation of any proceeding involving certain regulatory authorities.

Other Covenants of Charter

The Merger Agreement will contain certain covenants which, among other things, will prohibit Charter from taking certain specified actions. Pursuant to the Merger Agreement, Charter will not, during the 100-calendar-day period ending on closing: (i) split, combine or otherwise reclassify the shares of Charter Class A Common Stock; (ii) declare, set aside or make any dividend or other distribution to its stockholders (whether cash or stock); (iii) engage in a reclassification, reorganization, recapitalization or exchange or other like change, or redeem, repurchase or otherwise acquire any shares of Charter Class A Common Stock, other than redemptions pursuant to the exercise of, or the withholding of taxes in connection with, any compensatory equity awards or the net-issuance exercise of any currently-outstanding warrants; or (iv) publicly announce any intention to do any of the foregoing. In addition, Charter will agree that it shall take all action necessary to cause GreatLand Connections Merger Sub, Charter Merger Sub and, prior to the Closing, New Charter to perform their respective obligations under the Merger Agreement and, as applicable, to consummate the GreatLand Connections Merger and the Charter Merger. Charter will also agree that it shall use its reasonable best efforts to cause the shares of New Charter Common Stock to be issued as part of the merger consideration to be listed on NASDAQ.

Charter Shareholder Meeting

Pursuant to the Merger Agreement, Charter will agree to hold a meeting of Charter’s stockholders to approve the issuance of New Charter common stock in the GreatLand Connections Merger and the Charter board of directors will agree to recommend that Charter stockholders grant such approval, subject to the right of the Charter board of directors to withdraw that recommendation if it determines in good faith that failure to take such action would be inconsistent with its fiduciary duties under applicable law.

Indemnification

Pursuant to the Merger Agreement, (i) Comcast will agree to indemnify us and GreatLand Connections for certain liabilities arising from (A) filings made by Comcast with the SEC in connection with the Comcast

Transactions or the TWC merger and (B) certain information provided by Comcast for inclusion in the registration statement into which this prospectus is incorporated, in other filings made by us with the SEC in connection with the Comcast Transactions or in the registration statement filed by GreatLand Connections in connection with the Comcast Transactions and (ii) we will agree to indemnify Comcast and GreatLand Connections for certain liabilities arising from (A) the registration statement into which this prospectus is incorporated and other filings made by us with the SEC in connection with the Comcast Transactions and (B) certain information provided by us for inclusion in the registration statement filed by GreatLand Connections in connection with the Comcast Transactions or in filings made by Comcast with the SEC in connection with the Comcast Transactions.

The terms of the Merger Agreement have not yet been finalized; changes, some of which may be material, may be made to the terms of the Merger Agreement before it is finalized, including to the terms described above.

The Separation Agreement

Prior to the effective time of the Spin-Off, GreatLand Connections and Comcast will enter into a contribution, separation and spin-off agreement (the “Separation Agreement”) to provide for, among other things, the principal corporate transactions required to effect the Spin-Off, the conditions to the Spin-Off and certain provisions governing the relationship between GreatLand Connections and Comcast following the Spin-Off.

The Separation Agreement will provide that, effective as of the effective time of the Spin-Off, Comcast will transfer or cause to be transferred to GreatLand Connections all of Comcast’s and its subsidiaries’ right, title and interest in the GreatLand Connections systems, together with the related subscribers, the assets primarily related to the GreatLand Connections systems (other than certain specified assets) and certain other specified assets (the “GreatLand Connections Assets”). In addition, effective as of the effective time of the Spin-Off, GreatLand Connections will assume all liabilities of Comcast and its subsidiaries primarily relating to the GreatLand Connections systems (other than certain specified liabilities) and certain other specified liabilities (the “GreatLand Connections Liabilities”). All other assets and liabilities of Comcast and its subsidiaries will be retained by Comcast.

Pursuant to the Separation Agreement, GreatLand Connections and Comcast will agree to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary proper or advisable under applicable law to consummate and make effective the Spin-Off, subject to certain specified exceptions. In particular, subject to certain specified exceptions, neither GreatLand Connections nor Comcast will be required to (i) divest or otherwise hold separate any businesses, assets or properties, (ii) accept any conditions or take any actions that would apply to, or affect, any businesses, assets or properties of GreatLand Connections or Comcast that are not consistent with conditions imposed by governmental authorities in prior acquisitions of U.S. cable systems since February 12, 2002 with an aggregate purchase price of at least $500 million (clauses (i) and (ii), subject to certain specified exceptions, are referred to as a “burdensome condition”); provided, however, that any condition that is imposed on and accepted by Comcast to obtain regulatory approval for the TWC Merger (except for any condition that relates solely to the assets and liabilities transferred in the Comcast Transactions and for which there is no substantially similar condition that relates to other assets and liabilities of Comcast) may not be invoked as a burdensome condition or (iii) litigate or participate in the litigation of any proceeding involving certain regulatory authorities.

The Separation Agreement will also provide that GreatLand Connections will use reasonable best efforts to cause GreatLand Connections to incur new indebtedness in an aggregate amount equal to 5.0 times the 2014 EBITDA of the GreatLand Connections systems (as such term is defined by GreatLand Connections’ financing sources for purposes of the financing). The indebtedness will consist of (i) credit facilities or new issuance of notes to be used to fund cash distributions to Comcast and for GreatLand Connections’ general corporate purposes, and (ii) notes newly issued by GreatLand Connections to Comcast, which notes will be used to enable Comcast to complete a debt-for-debt exchange whereby one or more financial institutions are expected to conduct a third-party tender offer for certain of Comcast’s publicly-traded debt securities, which is referred to as the “debt tender offer”, and will then exchange the tendered debt securities of Comcast for GreatLand Connections’ new notes held by Comcast in the debt-for-debt exchange.

The obligations of Comcast to consummate the Spin-Off will be subject to a number of conditions, including:

•	the consummation of the merger between Comcast and TWC;

•	expiration or termination of the HSR Act waiting period and the receipt of a number of regulatory approvals, including approval of the FCC, approval from all required public utility commissions and approval of certain franchise authorities, in most cases without the imposition of a burdensome condition;

•	the absence of injunctions or certain legal impediments;

•	the effectiveness of the registration statement filed by GreatLand Connections to register the GreatLand Connections common stock that will be issued in the Spin-Off and the GreatLand Connections Merger and the approval of the listing of the shares of its Class A common stock on the NASDAQ Global Select Market;

•	the completion of the debt-for-debt exchange; and

•	subject to certain exceptions, the satisfaction or waiver of the conditions to the obligations of the parties in the Merger Agreement, the Exchange Agreement and the Asset Purchase Agreement.

Comcast’s obligation to consummate the Spin-Off will be further subject to, among other things, Comcast’s receipt of an opinion of tax counsel regarding the tax-free nature of the transactions.

The Separation Agreement will require that, following the satisfaction of certain conditions to the consummation of the Spin-Off and completion of the debt tender offer, the board of directors of Comcast will establish the record date and the effective date of the Spin-Off. The Separation Agreement will also provide that, prior to the effective time of the Spin-Off, GreatLand Connections and Comcast will take all action necessary to issue to Comcast the shares of GreatLand Connections common stock that will be distributed in the Spin-Off, with the percentage of shares of GreatLand Connections common stock that are shares of GreatLand Connections Class A-1 common stock representing the New Charter GreatLand Ownership Percentage (which is expected to be approximately 33%). “New Charter GreatLand Ownership Percentage” means the maximum number of shares of GreatLand Connections Class A common stock that New Charter can acquire in the GreatLand Connections Merger such that historic Comcast shareholders (not including former Time Warner Cable stockholders) hold at least 50.75% of GreatLand Connections’ outstanding shares of Class A common stock following the completion of the GreatLand Connections Merger, expressed as a percentage of the total number of shares of GreatLand Connections Class A common stock. The Separation Agreement will also provide that, at the effective time of the Spin-Off, Comcast will distribute all of the shares of GreatLand Connections Class A common stock and Class A-1 common stock pro rata to holders of Comcast common stock.

The Separation Agreement will include customary representations of Comcast relating to, among other matters, GreatLand Connections’ business. In addition, pursuant to the Separation Agreement, and subject to certain specified exceptions, Comcast will agree to operate GreatLand Connections’ business prior to the effective time of the Spin-Off in the ordinary course consistent with past practice and not to permit GreatLand Connections to take certain specified actions. The Separation Agreement will also contain other covenants addressing, among other matters, insurance matters, access to information, litigation cooperation and confidentiality obligations. In addition, the Separation Agreement will provide that, from the effective date of the Spin-Off until the eighth anniversary of that date, subject to certain specified exceptions, Comcast will not, directly or indirectly, make any acquisition after which Comcast would own in excess of 1% of the then-outstanding shares of GreatLand Connections capital stock.

The Separation Agreement will provide that, following the effective time of the Spin-Off, GreatLand Connections will indemnify Comcast for any losses arising out of liabilities that GreatLand Connections has assumed pursuant to the Separation Agreement or out of GreatLand Connections’ breach of any of GreatLand Connections’ covenants in the Separation Agreement. The Separation Agreement will also provide that, following the effective time of the Spin-Off, Comcast will indemnify GreatLand Connections for any losses arising out of liabilities retained by Comcast pursuant to the Separation Agreement, out of Comcast’s breach of any of its covenants in the Separation Agreement or, subject to certain limitations (including time limits for claims to be made and a deductible and cap on indemnification amounts), out of Comcast’s breach of any of its representations in the Separation Agreement.

The Separation Agreement will terminate automatically upon termination of the Merger Agreement. If the Separation Agreement terminates prior to the effective time of the Spin-Off, the Spin-Off will not be effected.

The terms of the Separation Agreement have not yet been finalized; changes, some of which may be material, may be made to the terms of the Separation Agreement before it is finalized, including to the terms described above.

GreatLand Connections Financing

Pursuant to the Separation Agreement, GreatLand Connections (directly and through its subsidiaries) is expected to incur new indebtedness in an amount equal to 5.0 times the 2014 EBITDA of the GreatLand Connections systems (as such term is defined by GreatLand Connections’ financing sources for purposes of the financing). The indebtedness will consist of (i) credit facilities or new issuance of notes to be used to fund cash distributions to Comcast and for general corporate purposes and (ii) notes newly issued by GreatLand Connections to Comcast, which are expected to then be exchanged for outstanding Comcast notes in the debt-for-debt exchange. Third-party financial institutions, which we refer to as the financing parties, are expected to conduct a debt tender offer for certain outstanding Comcast notes (such notes to be jointly determined by Comcast and Charter, subject to reasonable liability management decisions by Comcast), which we refer to as the “debt tender”, promptly following the satisfaction of all closing conditions to the Comcast Transactions (other than completion of the debt-for-debt exchange and conditions that by their nature cannot be satisfied until the closing).

In connection with the debt tender, within a reasonable period of time, but in no event more than 10 days, prior to the anticipated launch of the debt tender, Comcast and Charter, will, after consultation with their respective financial advisors, mutually estimate the following:

•	the “Clearing Tender Price”, which means the lowest aggregate tender price, taking into account other tender expenses, as defined in Annex A to the Separation Agreement, that would be required to achieve a GreatLand Connections leverage ratio, which we refer to as the resulting GreatLand Connections leverage, of 5.0 times 2014 EBITDA of the GreatLand Connections systems, where such leverage ratio is calculated as the ratio of (i) the sum of (x) the principal amount of new GreatLand Connections debt to be exchanged in the debt-for-debt exchange for the Comcast notes to be acquired in the debt tender and (y) the estimated principal amount of term loans described in the section entitled “Debt Financing”, to (ii) 2014 EBITDA of the GreatLand Connections systems;

•	the “Maximum Tender Price”, which means the aggregate tender price that would result in the tender expenses, as defined in Annex A to the Separation Agreement, being equal to a tender expenses cap as mutually agreed upon by Comcast and Charter; and

•	the “Leverage-Limited Tender Price”, which means the lowest aggregate tender price that would result in an amount of bonds acquired in the debt-for-debt exchange with a value (taking into account certain GreatLand Connections financing expenses) equal to the aggregate principal amount of not less than 8-year unsecured securities and not less than 10-year secured securities of GreatLand Connections that could be sold in the market.

Comcast and Charter will also estimate the achievable GreatLand Connections leverage, which shall be the resulting GreatLand Connections leverage based on an aggregate tender price equal to the lowest of the Clearing Tender Price, Maximum Tender Price and Leverage-Limited Tender Price. At the launch of the debt tender, the tender price will be equal to the lesser of the estimated Clearing Tender Price and the estimated Maximum Tender Price, and the amount of Comcast notes sought in the debt tender will equal the amount of notes required to reach the achievable GreatLand Connections leverage. If the achievable GreatLand Connections leverage is less than 5.0 times the 2014 EBITDA of the GreatLand Connections systems (as such term is defined by GreatLand Connections’ financing sources for purposes of the financing), either Comcast or Charter may fund additional tender premium at its own expense to increase the achievable GreatLand Connections leverage (up to the lesser of 5.0 times and the maximum resulting GreatLand Connections leverage based on the securities of GreatLand Connections that could be sold in the market). The debt tender will have an initial early bird deadline of ten business days. If the debt tender is fully subscribed or oversubscribed at such time, the debt tender will be closed without any extension or repricing. In the event the debt tender is undersubscribed at the early bird tender deadline, then if the tender price was less than the lesser of the estimated Maximum Tender Price and the estimated Leverage-Limited Tender Price, Comcast and Charter, together with their advisors, will produce new price estimates and the debt tender will be extended for another ten business days, with an increased tender price to the lesser of the new estimate of the Clearing Tender Price, Maximum Tender Price and Leverage-Limited Tender Price. If the debt tender is undersubscribed at the early bird tender deadline and the tender price was equal to the Maximum Tender Price, or the new estimate of the Clearing Tender Price exceeds the Maximum Tender Price, then either Comcast or Charter may fund additional tender premium at its own expense to increase the achievable GreatLand Connections leverage (up to the lesser of 5.0 times and the maximum resulting GreatLand Connections leverage based on the securities of GreatLand Connections that could be sold in the market). Pursuant to the terms of Annex A to the Separation Agreement, the debt tender may not be extended in this manner more than two times. Upon the expiration of the debt tender, including any extensions thereto as provided in the preceding two sentences, the debt tender will be closed, provided the resulting GreatLand Connections leverage is equal to at least 2.5 times If the resulting GreatLand Connections leverage is less than 2.5 times, the Comcast Transactions will be terminated and the debt tender will not be closed.

Subsequent to the settlement of the debt tender, the financing parties will hold the tendered Comcast notes for at least 14 calendar days. On the fifth day following the settlement of the debt tender, new GreatLand Connections notes will be priced in the market on a best efforts basis, with the principal amount of such notes expected to equal to the value of the Comcast notes tendered in the debt tender (with the value of such notes determined by the price at which such Comcast notes are to be purchased from the financing sources plus certain GreatLand Connections financing expenses pursuant to a separate exchange agreement for the notes to be entered into by Comcast and the financing parties). No earlier than the fourteenth day following the settlement of the debt tender, the priced GreatLand Connections notes will be issued and the debt-for-debt exchange will be settled.

If after these financing transactions, the resulting GreatLand Connections leverage remains less than 5.0 times the 2014 EBITDA of the GreatLand Connections systems (as such term is defined by GreatLand Connections’ financing sources for purposes of the financing), Charter and Comcast may agree that GreatLand Connections shall take further steps, including borrowing additional funds and distributing proceeds to Comcast or Comcast shareholders, distributing debt securities to Comcast shareholders, or distributing excess cash to Comcast to increase GreatLand Connections’ leverage, but in each case, in a manner that would not cause the resulting GreatLand Connections leverage to exceed 5.0 times the 2014 EBITDA of the GreatLand Connections systems (as such term is defined by GreatLand Connections’ financing sources for purposes of the financing). If the resulting GreatLand Connections leverage still remains less than 5.0 times the 2014 EBITDA of the GreatLand Connections systems (as such term is defined by GreatLand Connections’ financing sources for purposes of the financing), then pursuant to the Merger Agreement, the New Charter share number, and thus the number of shares issued as merger consideration by Charter, will increase.

The Exchange Agreement

Charter, Comcast and certain affiliates of Comcast and Charter will enter into an Exchange Agreement (the “Exchange Agreement”) to provide for, among other things, the Exchange.

Structure of the Exchange

Pursuant to the Exchange Agreement, at the closing, Comcast will transfer or cause to be transferred to us all of Comcast’s and its subsidiaries’ right, title and interest in the systems currently owned by Time Warner Cable in certain franchise areas (such systems collectively, the “Comcast Exchanged Systems”), together with the related subscribers, the assets primarily related to such systems (other than certain specified assets) and certain other specified assets, and the liabilities primarily relating to such systems (other than certain specified liabilities) and certain other specified liabilities, in exchange for us transferring or causing to be transferred to Comcast all of our and our subsidiaries’ right, title and interest in the systems currently owned by us in certain franchise areas (such systems collectively, the “Charter Exchanged Systems”), together with the related subscribers, the assets primarily related to such systems (other than certain specified assets) and certain other specified assets, and the liabilities primarily relating to such systems (other than certain specified liabilities) and certain other specified liabilities. We refer to the assets and liabilities transferred by Comcast in the Exchange as the “Comcast Exchanged Assets” and the “Comcast Exchanged Liabilities,” respectively, and the assets and liabilities transferred by Charter in the Exchange as the “Charter Exchanged Assets” and the “Charter Exchanged Liabilities”, respectively

Like-Kind Exchange

The Exchange is intended to qualify as an exchange of property to which Section 1031 of the Code applies. For the avoidance of doubt, the like-kind exchange shall be done on a debt-free basis, with all systems delivered with normalized working capital at closing, and a cash equalization payment shall be made to the extent of any difference in the Carveout 2014 EBITDA (as defined in the Exchange Agreement) of the systems on each side of the exchange (including any local news networks included in such systems) multiplied by 7.125. Unless the Carveout 2014 EBITDA of the Comcast Exchanged Systems and the Charter Exchanged Systems is finally determined prior to the closing, following the closing, there shall be true ups between Comcast and Charter with respect to the Comcast Exchanged Systems and the Charter Exchanged Systems, based on the product of (a) 2014 EBITDA of the Comcast Exchanged Systems or the Charter Exchanged Systems, as applicable, multiplied by (b) 7.125. In addition, there will be true ups based on any net working capital variance in respect of either the Comcast Exchanged Systems or the Charter Exchanged Systems (based on an agreed amount of normalized target working capital in each case). The true ups will be subject to certain dispute resolution procedures. The Exchange will be effected through one or more “qualified intermediaries” engaged by the parties to effectuate a like-kind exchange under Section 1031 of the Code.

Conditions to the Exchange

The obligations of Comcast and Charter to consummate the Exchange will be subject to a number of conditions, including:

•	the consummation of the merger between Comcast and Time Warner Cable;

•	expiration or termination of the HSR waiting period and the receipt of a number of regulatory approvals, including approval of the FCC, approval from all required public utility commissions and approval of certain franchise authorities, in most cases without the imposition of a burdensome condition;

•	the absence of injunctions or certain legal impediments;

•	the satisfaction or waiver of the conditions to the obligations of the parties in the Separation Agreement, the Merger Agreement and the Asset Purchase Agreement; and

•	the absence of a change in law that would cause the Exchange to not be treated as a tax-free exchange of property under Section 1031 of the Code.

Comcast’s obligation to consummate the Exchange will be further subject to, among other things, (i) Comcast’s receipt of an opinion of tax counsel regarding the tax-free nature of certain of the Comcast Transactions, and (ii) the absence of a material adverse effect with respect to the Charter Exchanged Assets and the Charter Exchanged Liabilities. Charter’s obligation to consummate the Exchange will be further subject to, among other things, (i) the accuracy of representations and warranties and the performance of covenants made by Comcast in the Exchange Agreement, subject to applicable materiality thresholds, and (ii) the absence of a material adverse effect with respect to the GreatLand Connections Assets, GreatLand Connections Liabilities, the Comcast Exchanged Assets, the Comcast Exchanged Liabilities, the Purchased Assets and the Purchased Liabilities, taken as a whole.

Representations and Warranties; Covenants

The Exchange Agreement will include representations of Comcast and Charter relating to, among other matters, the Comcast Exchanged Assets and the Charter Exchanged Liabilities. In addition, pursuant to the Exchange Agreement, and subject to certain specified exceptions, Comcast and Charter will agree to operate the Comcast Exchanged Assets and Charter Exchanged Assets prior to the closing in the ordinary course consistent with past practice. The Exchange Agreement will also contain other covenants addressing, among other matters, insurance matters, access to information, litigation cooperation and confidentiality obligations. Each of Comcast and Charter will also agree to use reasonable best efforts to cause the Comcast Transactions to qualify for the intended tax treatment and to use its good faiths efforts to obtain the tax opinions, including giving customary representation letters.

Reasonable Best Efforts Covenant

Pursuant to the Exchange Agreement, Comcast and Charter will agree to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary proper or advisable under applicable law to consummate and make effective the Exchange, subject to certain specified exceptions. In particular, subject to certain specified exceptions, neither Comcast or Charter will be required to (i) divest or otherwise hold separate any businesses, assets or properties, (ii) accept any conditions or take any actions that would apply to, or affect, any businesses, assets or properties of Comcast or Charter that are not consistent with conditions imposed by governmental authorities in prior acquisitions of U.S. cable systems since February 12, 2002 with an aggregate purchase price of at least $500 million (clauses (i) and (ii), subject to certain specified exceptions, are referred to as a “burdensome condition”) or (iii) litigate or participate in the litigation of any proceeding involving certain regulatory authorities.

Indemnification

The Exchange Agreement will provide that, following the closing, Comcast will indemnify Charter for (i) liabilities not included in the Comcast Exchanged Liabilities; (ii) the Charter Exchanged Liabilities, and Charter will indemnify Comcast for (i) liabilities not included in the Charter Exchanged Liabilities and (ii) the Comcast Exchanged Liabilities. The Exchange Agreement will also provide that, after the closing, Comcast and Charter will indemnify the other party for losses arising from the breach of any of its covenants in the Exchange Agreement or, subject to certain limitations (including time limits for claims to be made and a deductible and cap on indemnification amounts), out of such party’s breach of any of its representations in the Exchange Agreement.

The terms of the Exchange Agreement have not yet been finalized; changes, some of which may be material, may be made to the terms of the Exchange Agreement before it is finalized, including to the terms described above.

The Asset Purchase Agreement

Charter, Comcast and certain affiliates of Comcast and Charter will enter into an Asset Purchase Agreement (the “Purchase Agreement”), as more fully described below, to provide for, among other things, the Purchase.

Structure of the Purchase

Pursuant to the Asset Purchase Agreement, at the closing, Comcast will transfer or cause to be transferred to us all of Comcast’s and its subsidiaries’ right, title and interest in the systems currently owned by Time Warner Cable in certain franchise areas (such systems collectively, the “Purchased Systems”), together with the related subscribers, the assets primarily related to such systems (other than certain specified assets) and certain other specified assets, the liabilities primarily relating to such systems (other than certain specified liabilities) and certain other specified liabilities. We refer to the assets and liabilities transferred by Comcast in the Purchase as the “Purchased Assets” and the “Purchased Liabilities,” respectively.

Consideration for the Purchase

The allocation of consideration payable pursuant to the Asset Purchase Agreement will be determined pursuant to a third party valuation performed by an independent appraisal firm selected by Comcast and which is reasonably acceptable to Charter, provided that Comcast shall not be required to take any position on a tax return consistent with such allocation if Comcast in good faith believes such position would be inconsistent with any other position taken by Comcast on a tax return.

Charter will pay Comcast consideration in cash equal to the sum of (1) the product of (x) the 2014 EBITDA (as defined in the Asset Purchase Agreement) of the Purchased Systems (including any local new networks included in the Purchased Assets) multiplied by (y) 7.125 and (2) the fair market value of any investments and businesses included in the Purchased Assets (other than any local news networks). Unless the 2014 EBITDA of the Purchased Systems is finally determined prior to the closing, following the closing, there will be a true up between Comcast and Charter based on the product of (a) the 2014 EBITDA of the Purchased Systems multiplied by (b) 7.125. In addition, there will be a true up based on any net working capital variance (based on an agreed amount of normalized target working capital). The true ups will be subject to certain dispute resolution procedures.

In addition, for the first eight taxable years following the closing, Charter will pay Comcast the amount of the Tax Benefit (as defined below) in such taxable year. Upon filing its tax return for the eighth taxable year following the closing, the present value, using a discount rate of 10%, of the Tax Benefit for each subsequent taxable year (until the year in which the Tax Benefit equals zero) applying an agreed valuation assumption. The “Tax Benefit” is equal to the reduction in liability for federal and state income taxes of Charter resulting from the amortization and depreciation deductions, or during such eight year period, reduction in taxable gain, attributable to the Basis Step Up. The “Basis Step Up” is the amount of gain recognized by Comcast in the Purchase, increased by the amounts paid pursuant to the step-up payments made during the first eight taxable years and the additional step up amount paid in the eighth taxable year following the closing.

Conditions to the Purchase

The obligations of Comcast and Charter to consummate the Purchase will be subject to a number of conditions, including:

•	the consummation of the merger between Comcast and Time Warner Cable;

•	the receipt of a number of regulatory approvals, including approval of the FCC, approval from all required public utility commissions and approval of certain franchise authorities, in most cases without the imposition of a burdensome condition;

•	the absence of an injunction or legal impediment; and

•	subject to certain exceptions, the satisfaction or waiver of the conditions to the obligations of the parties in the Separation Agreement, the Merger Agreement and the Exchange Agreement.

Comcast’s obligation to consummate the Purchase will be further subject to, among other things, (i) Comcast’s receipt of an opinion of tax counsel regarding the tax-free nature of certain of the Comcast Transactions, and (ii) the accuracy of representations and warranties and the performance of covenants made by Charter in the Asset Purchase Agreement, subject to applicable materiality thresholds. Charter’s obligation to consummate the Purchase will be further subject to, among other things, (i) the accuracy of representations and warranties and the performance of covenants made by Comcast in the Asset Purchase Agreement, subject to applicable materiality thresholds, and (ii) the absence of a material adverse effect with respect to the GreatLand Connections Assets, the GreatLand Connections Liabilities, the Comcast Exchanged Assets, the Comcast Exchanged Liabilities, the Purchased Assets and the Purchased Liabilities, taken as a whole.

Representations and Warranties; Covenants

The Asset Purchase Agreement will include representations of Comcast relating to, among other matters, the Purchased Assets, and representations of Charter. In addition, pursuant to the Asset Purchase Agreement, and subject to certain specified exceptions, Comcast will agree to operate the Purchased Assets prior to the closing in the ordinary course consistent with past practice. The Asset Purchase Agreement will also contain other covenants addressing, among other matters, insurance matters, access to information, litigation cooperation and confidentiality obligations.

Reasonable Best Efforts Covenant

Pursuant to the Asset Purchase Agreement, Comcast and Charter will agree to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary proper or advisable under applicable law to consummate and make effective the Purchase, subject to certain specified exceptions. In particular, subject to certain specified exceptions, neither Comcast or Charter will be required to (i) divest or otherwise hold separate any businesses, assets or properties, (ii) accept any conditions or take any actions that would apply to, or affect, any businesses, assets or properties of Comcast or Charter that are not consistent with conditions imposed by governmental authorities in prior acquisitions of U.S. cable systems since February 12, 2002 with an aggregate purchase price of at least $500 million (clauses (i) and (ii), subject to certain specified exceptions, are referred to as a “burdensome condition”) or (iii) litigate or participate in the litigation of any proceeding involving certain regulatory authorities.

Indemnification

The Asset Purchase Agreement will provide that, following the closing, Comcast will indemnify Charter for liabilities not included in the Purchased Liabilities and Charter will indemnify Comcast for the Purchased Liabilities. The Asset Purchase Agreement will also provide that, after the closing, Comcast and Charter will indemnify the other party for losses arising from the breach of any of its covenants in the Asset Purchase Agreement or, subject to certain limitations (including time limits for claims to be made and a deductible and cap on indemnification amounts), out of such party’s breach of any of its representations in the Asset Purchase Agreement.

The terms of the Asset Purchase Agreement have not yet been finalized; changes, some of which may be material, may be made to the terms of the Asset Purchase Agreement before it is finalized, including to the terms described above.

The Comcast Stockholder Agreement

Prior to the effective time of the GreatLand Connections Merger, New Charter will enter into a stockholder agreement with GreatLand Connections (the “Comcast Stockholder Agreement”) that will set forth certain agreements with GreatLand Connections relating to New Charter’s relationship with GreatLand Connections and its subsidiaries following the transactions.

The Comcast Stockholder Agreement will include certain provisions relating to GreatLand Connections’ governance, including an agreement that GreatLand Connections’ board of directors will be comprised of nine directors, divided into three classes of three directors each. The Comcast Stockholder Agreement will further provide that, subject to certain exceptions (including where applicable law or the NASDAQ listing rules require such committee to be otherwise comprised), each committee appointed by GreatLand Connections’ board of directors will consist of three directors of the same class.

The Comcast Stockholder Agreement will also provide New Charter with certain preemptive rights. In particular, beginning on the second anniversary of the completion of the transactions, in the event that GreatLand Connections proposes to issue or sell equity securities (other than pursuant to a compensation program or equity plan that meets certain conditions), the Comcast Stockholder Agreement will grant New Charter preemptive rights to purchase from GreatLand Connections the number of equity securities necessary to maintain its percentage ownership. The preemptive rights will terminate when New Charter and its subsidiaries cease to own at least 5% of GreatLand Connections outstanding capital stock.

The Comcast Stockholder Agreement will also provide that New Charter and its controlled affiliates will not enter into any transaction with GreatLand Connections, other than (i) transactions pursuant to agreements entered into concurrently with the completion of the transactions, (ii) transactions that have been approved by a majority of GreatLand Connections’ independent directors and (iii) transactions on arms-length terms involving aggregate consideration of $10,000,000 or less. In addition, the Comcast Stockholder Agreement will provide that, from the second anniversary of the completion of the transactions until the fourth anniversary of the completion of the transactions, New Charter and its controlled affiliates will not acquire beneficial ownership in excess of 49% of GreatLand Connections’ then-outstanding shares, other than in a transaction that is approved by a majority of GreatLand Connections’ independent directors or a majority of GreatLand Connections’ stockholders (other than New Charter). Pursuant to the Comcast Stockholder Agreement, GreatLand Connections will agree that, other than the limitations set forth in the Comcast Stockholder Agreement and the Tax Matters Agreement, GreatLand Connections will not take any actions that restrict the ability of New Charter and its subsidiaries to acquire, hold or dispose of GreatLand Connections’ equity securities.

The terms of the Comcast Stockholder Agreement have not yet been finalized; changes, some of which may be material, may be made to the terms of the Comcast Stockholder Agreement before it is finalized, including to the terms described above.

DEBT FINANCING

Incremental Facilities

On July 24, 2014, Charter Operating, an indirect subsidiary of Charter, received a debt commitment letter (as amended, restated, supplemented or modified from time to time, the “Debt Commitment Letter”), from Goldman Sachs Bank USA, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC, Credit Suisse AG, Deutsche Bank Securities, Inc. and Deutsche Bank AG New York Branch (collectively, the “Lead Arrangers”), to provide (i) incremental senior secured term loan facilities totaling up to $8.4 billion (the “Incremental Term Loan Facilities”) and (ii) an incremental senior secured revolving credit facility equal to $500 million (the “Incremental Revolving Facility”, and together with the Incremental Term Loan Facilities, the “Incremental Facilities”), in each case, under Charter Operating’s Amended and Restated Credit Agreement dated April 11, 2012 (as further amended, restated, supplemented or otherwise modified from time to time, the “Charter Credit Agreement”) and subject to the conditions set forth in the Debt Commitment Letter. The Incremental Facilities will be used by Charter for the purpose of financing the Purchase, paying fees and expenses incurred in connection with the Purchase and the related transactions, for providing ongoing working capital and for other general corporate purposes of Charter Operating and its subsidiaries.

On September 12, 2014, Charter Operating executed a Term Loan G Incremental Activation Notice (the “Notice”) under the Charter Credit Agreement. The Notice established a new tranche of Term Loan G commitments (the “Term Loan G”) in an aggregate principal amount of $3.5 billion that was fully drawn on September 12, 2014. The Term Loan G forms a portion of the Incremental Term Loan Facilities described above. Charter Operating assigned all of its obligations with respect to the Term Loan G and transferred all of the proceeds from the Term Loan G to a newly-created subsidiary, CCO Safari, LLC (“CCO Safari”), which is considered a “Non-Recourse Subsidiary” under the Charter Credit Agreement, and an “Unrestricted Subsidiary” under the CCO Holding, LLC indentures, and CCO Safari placed the funds in escrow pending the closing of the Purchase and the related transactions. The maturity date of the Term Loan G is September 12, 2021. The Term Loan G will bear interest at the Eurodollar Rate plus 3.50% with a floor of 0.75%. As of the date of this statement, other than the Term Loan G described above, the remaining Incremental Facilities commitments have not been funded.

On November 5, 2014, in connection with the transactions described below in the section entitled “Debt Financing—Senior Notes”, $3.5 billion of commitments in respect of the Incremental Term Loan Facilities were terminated. As of the date of this statement, $1.4 billion of Incremental Term Loan Facilities and $500 million of Incremental Revolving Facilities remain committed pursuant to the Debt Commitment Letter, in addition to the $3.5 billion of escrowed Term Loan G described above.

The commitment of the Lead Arrangers with respect to the Incremental Facilities expires upon the earlier to occur of (i) the termination of the Asset Purchase Agreement in accordance with its terms prior to the closing of the Purchase and the related transactions, and (ii) July 24, 2015. Other than in connection with the Term Loan G, the documentation governing the remaining unfunded portion of the debt financing has not been finalized and, accordingly, the actual terms of such debt financing may differ from those described in this document. Although the debt financing described in this document is not subject to a due diligence or “market out,” such financing may not be considered assured. The obligation of the Lead Arrangers to provide debt financing under the Debt Commitment Letter and the release of the Term Loan G from escrow is, in each case, subject to a number of conditions. There is a risk that these conditions will not be satisfied and the debt financing may not be funded or released from escrow when required. As of the date of this statement, no alternative financing arrangements or alternative financing plans (other than that described below) have been made in the event the debt financing described in this statement is not available.

Senior Notes

On November 5, 2014, Charter and its subsidiaries closed on transactions in which two series of senior notes due 2022 and 2024 (the “Notes”) in an aggregate principal amount of $3.5 billion were issued. The Notes were issued by CCOH Safari, LLC (“Safari II”), a Delaware limited liability company, which is an indirect subsidiary of Charter. Substantially concurrently with the closing of the Purchase and the related transactions, Safari II will merge into CCO Holdings, LLC, a Delaware limited liability company (“CCO Holdings”) and the Notes will become obligations of CCO Holdings and CCO Holdings Capital Corp., a Delaware corporation (“CCO Holdings Capital”) and will rank pari passu in right of payment with each other and with all of the existing and future senior indebtedness of CCO Holdings and CCO Holdings Capital.

The gross proceeds of the Notes, together with an amount of cash sufficient to fund a special mandatory redemption of the Notes (as described below) on the first scheduled interest payment date for the Notes, if a special mandatory redemption event were to occur on such date, were placed in an escrow account pending the closing of the Purchase and the related transactions. In addition, no later than November 24, 2014 (the “First Additional Deposit Date”) and May 25, 2015 (the “Second Additional Deposit Date”), Safari II will be required to deposit an additional amount (the “Additional Deposit Amount”) that, together with the amounts on deposit in the escrow account, will be sufficient to (i) in the case of the First Additional Deposit Date, pay all scheduled interest payments through and including June 1, 2015 and (ii) without duplication, fund a special mandatory redemption on (x) in the case of the First Additional Deposit Date, June 1, 2015 and (y) in the case of the Second Additional Deposit Date, the fourth business day after November 5, 2015.

A special mandatory redemption event occurs upon the earliest of (i) November 5, 2015, (ii) the date on which Safari II notifies the escrow agent and the trustee for the noteholders that the Issuers will not pursue the consummation of the Purchase and the related transactions and (iii) the date on which Safari II fails to deposit the Additional Deposit Amount on or prior to the applicable Additional Deposit Date.

ADDITIONAL AGREEMENTS RELATED TO THE CONTRIBUTION AND SPIN-OFF,

THE MERGERS, THE EXCHANGE AND THE PURCHASE

The descriptions of the Charter Services Agreement, the Employee Matters Agreements, the Comcast Provider Transition Services Agreement, the Charter Provider Transition Services Agreement, and the Tax Matters Agreement are qualified by reference to the complete text of these agreements, which are incorporated by reference herein. We encourage you to read the agreements in their entirety.

Charter Services Agreement

Prior to the effective time of the Spin-Off, GreatLand Connections will enter into a services agreement with a subsidiary of Charter (the “Charter Services Agreement”) pursuant to which Charter and its subsidiaries will provide services to GreatLand Connections, subject to GreatLand Connections’ overall authority and supervision.

The services provided by Charter and its subsidiaries will include, among other services, corporate services, network operations, engineering and IT, voice operations, field operations support services, customer service, billing and collections, product services, marketing services, sales, business intelligence, and intellectual property licensing. The nature and scope of the services will be as set forth in the Charter Services Agreement.

If, after the effective time of the Spin-Off, GreatLand Connections identifies additional services that are not provided under the Charter Services Agreement (other than because Charter and GreatLand Connections agreed that those services would not be provided), and certain other conditions are met, then, subject to certain exceptions, Charter and its subsidiaries will provide those services and those services that Charter and its subsidiaries provide will become services under the Charter Services Agreement.

In consideration for the services, the Charter Services Agreement will provide that GreatLand Connections will pay to Charter and its subsidiaries the actual, economic costs of providing the services, without markup, which will comprise any direct costs incurred in providing the services and, subject to certain exceptions, an allocated portion of the compensation and overhead expenses incurred in providing the services. GreatLand Connections will also reimburse Charter and its subsidiaries for out-of-pocket costs incurred in providing the services. In addition, in consideration for certain rights, including the rights to purchase goods and services, and the rights to obtain programming services, under Charter’s third-party procurement and programming agreements, GreatLand Connections will pay Charter a services fee equal to 4.25% of GreatLand Connections’ gross revenues.

Unless earlier terminated, the Charter Services Agreement will expire three years after the effective date of the Spin-Off, except that the Charter Services Agreement will automatically renew for successive one-year periods unless GreatLand Connections or Charter give notice of an election not to renew at least one year prior to expiration of the then-current term. The Charter Services Agreement may be terminated by either party upon the material breach of the other party, subject to certain cure periods, and the Charter Services Agreement may also be terminated in certain circumstances involving a change of control of GreatLand Connections or upon the termination of the Merger Agreement. In addition, we may suspend provision of the services in certain circumstances, including upon the occurrence of certain bankruptcy events involving GreatLand Connections. Upon termination of the Charter Services Agreement in certain circumstances, if requested by us, we will continue to provide the services for a transition period of not more than one year.

Pursuant to the Charter Services Agreement, Charter will agree to indemnify GreatLand Connections and certain related parties for any losses arising out of the material breach of the Charter Services Agreement by us and certain related parties and the gross negligence, willful misconduct or material violation of applicable law by us and certain related parties in connection with the Charter Services Agreement. However, except in the case of losses arising out of the gross negligence, willful misconduct or material violation of law by us and certain related parties in connection with the Charter Services Agreement, our liability will not exceed the total amount paid and payable to us pursuant to the Charter Services Agreement. GreatLand Connections will agree to indemnify us and certain related parties for any losses arising out of the Charter Services Agreement, other than losses arising from circumstances for which we have agreed to indemnify GreatLand Connections. The Charter Services Agreement will also include certain other provisions, including, among others, a limited license for GreatLand Connections to use certain of our marks and provisions addressing the treatment of confidential information of each party.

The Charter Services Agreement has not yet been executed and remains subject to change.

GreatLand Services Agreement

Prior to the effective time of the Spin-Off, GreatLand Connections will enter into a second services agreement with Charter (the “GreatLand Services Agreement”) pursuant to which GreatLand Connections and GreatLand Connections’ subsidiaries will provide certain services to Charter. The services will include, among other services, certain field technical operational support services provided in areas where GreatLand Connections and Charter’s cable markets are contiguous. The terms of the GreatLand Services Agreement will generally parallel the terms of the Charter Services Agreement, except that GreatLand Connections’ position and Charter’s position will be reversed and Charter will pay to GreatLand Connections only the actual, economic costs of providing the services, and reimburse GreatLand Connections for out-of-pocket costs incurred in providing the services, and Charter will not pay to GreatLand Connections any additional services fee.

The terms of the GreatLand Services Agreement have not yet been finalized; changes, some of which may be material, may be made to the terms of the GreatLand Services Agreement before it is finalized, including to the terms described above.

Employee Matters Agreements

Prior to the effective time of the Exchange and the Purchase, Charter will enter into one or more Employee Matters Agreements with Comcast to provide for specified employee, compensation and benefits matters relating to current and former employees who are or were employed primarily with respect to the Charter systems, the Comcast systems and certain other assets, which employees (if employed at the time of completion of the Comcast Transactions) will generally be transferred to the other company pursuant to the Exchange or the Purchase, as applicable. The Employee Matters Agreements will provide that, effective as of the effective time of the Exchange or the Purchase, Charter and Comcast generally will assume or retain the obligations and liabilities relating to the employment, termination of employment or employment practices with regard to these employees, whether arising before, on or after the Exchange or the Purchase, as applicable, subject to exceptions for certain liabilities, such as defined benefit pension benefits and pre-closing incentive compensation, which will remain with Comcast or Charter.

The Employee Matters Agreements will provide that, for one year following the Exchange or the Purchase, as applicable, Charter and Comcast, as applicable, will provide, or cause to be provided, to each employee whose employment was transferred pursuant to the Exchange or the Purchase, as applicable and who continues to be employed by such party, as applicable, immediately following the Exchange or the Purchase, as applicable (other than any employees included in a collective bargaining unit covered by a collective bargaining agreement, who are referred to in this prospectus as union employees), such employees being referred to in this prospectus as covered employees, with:

•	base pay, commission opportunities and cash bonus opportunities, as applicable, that are no less favorable in the aggregate than provided to such covered employee immediately prior to the Exchange or the Purchase, as applicable; and

•	employee benefits that are no less favorable, in the aggregate, than were provided to such covered employee immediately prior to the Exchange or the Purchase, as applicable.

For purposes of determining whether the pay, opportunities and benefits referred to in the immediately preceding two bullets are no less favorable in the aggregate, equity compensation, defined benefit pension plan benefits, severance, retention, sale, stay, or change in control payments or awards or any similar compensation or benefits will not be taken into account. With respect to union employees, Charter and Comcast will assume or retain any and all of the rights and obligations each such party may have pursuant to any collective bargaining agreements or applicable law.

In addition, under the Employee Matters Agreements, following the Exchange or the Purchase, as applicable, Charter and Comcast will, for all covered employees, (i) honor all contracts providing for severance to the extent and in accordance with their terms and (ii) honor, without amendment, all plans providing for severance during the period from completion of the Exchange or the Purchase, as applicable through the first anniversary thereof, or for any longer period during which such amendments are prohibited under the terms of the applicable plan.

The Employee Matters Agreements will provide that, following the effective time of the Exchange or the Purchase, as applicable, Charter will indemnify Comcast for any losses arising out of liabilities that Charter has retained or assumed pursuant to the Employee Matters Agreement, and Comcast will indemnify Charter for any losses arising out of liabilities retained or assumed by Comcast pursuant to the Employee Matters Agreements. The Employee Matters Agreements will terminate automatically upon termination of the Exchange Agreement or the Purchase Agreement, as applicable.

The terms of the Exchange Employee Matters Agreements have not yet been finalized; changes, some of which may be material, may be made to the terms of the Exchange Employee Matters Agreements before it is finalized, including to the terms described above.

Comcast Provider Transition Services Agreement

Prior to the effective time of the Exchange, Charter will enter into a transition services agreement with Comcast (the “Comcast Provider Transition Services Agreement”) pursuant to which Comcast and its subsidiaries will provide certain transition services to us with respect to the Comcast Exchanged Systems. The transition services will include, among other services, certain facilities and asset-based, software platforms, marketing and sales and customer-facing services.

The nature and scope of the transition services will be as set forth in the Comcast Provider Transition Services Agreement and will otherwise be substantially consistent with the nature and scope of such services as provided by Comcast and its subsidiaries to the Comcast systems immediately before the effective date of the Exchange. If, after the effective time of the Exchange, Charter identifies additional services that are not provided under the Comcast Provider Transition Services Agreement (other than because Comcast and Charter agreed that those services would not be provided), and certain other conditions are met, Comcast and its subsidiaries will provide those services as they can reasonably provide and those services that Comcast and its subsidiaries provide will become transition services under the Comcast Provider Transition Services Agreement.

The terms of the Comcast Provider Transition Services Agreement have not yet been finalized; changes, some of which may be material, may be made to the terms of the Comcast Provider Transition Services Agreement before it is finalized, including to the terms described above.

Charter Provider Transition Services Agreement

Prior to the effective time of the Exchange, Charter will enter into a transition services agreement with Comcast (the “Charter Provider Transition Services Agreement”) pursuant to which Charter and its subsidiaries will provide certain transition services to Comcast. The transition services will include, among other services, certain facilities and asset-based, software platforms, marketing and sales and customer-facing services.

The nature and scope of the transition services will be as set forth in the Charter Provider Transition Services Agreement and will otherwise be substantially consistent with the nature and scope of such services as provided by Charter and its subsidiaries to the Charter systems immediately before the effective date of the Exchange. If, after the effective time of the Exchange, Comcast identifies additional services that are not provided under the Charter Provider Transition Services Agreement (other than because Comcast and Charter agreed that those services would not be provided), and certain other conditions are met, Charter and its subsidiaries will provide those services as they can reasonably provide and those services that Charter and its subsidiaries provide will become transition services under the Charter Provider Transition Services Agreement.

The terms of these services have not yet been finalized; changes, some of which may be material, may be made to the terms of the Charter Provider Transition Services Agreement before it is finalized, including to the terms described above.

Tax Matters Agreement

In connection with the Spin-Off and GreatLand Connections Merger (together with certain related transactions, but excluding the Exchange and the Purchase), GreatLand Connections, Comcast and New Charter will enter into a tax matters agreement (the “Tax Matters Agreement”) that will govern the parties’ respective rights, responsibilities, and obligations with respect to taxes, including taxes arising in the ordinary course of business, and taxes, if any, incurred as a result of any failure of the Spin-Off, GreatLand Connections Merger (or certain related transactions, including the debt exchange) to qualify as tax-free for U.S. federal income tax purposes. The Tax Matters Agreement will also set forth the respective obligations of the parties with respect to the filing of tax returns, the administration of tax contests and assistance and cooperation on tax matters.

In general, the Tax Matters Agreement will govern the rights and obligations that GreatLand Connections, Comcast and New Charter have after the Spin-Off and GreatLand Connections Merger with respect to taxes for both pre- and post-closing periods. Under the Tax Matters Agreement, Comcast generally will be responsible for pre-Spin-Off income taxes, and GreatLand Connections will be responsible for all post-Spin-Off income taxes and all non-income taxes primarily related to GreatLand Connections’ assets and businesses that are due and payable after the Spin-Off.

In the event that the Spin-Off, the GreatLand Connections Merger and certain related transactions (including the debt-for-debt exchange) fail to qualify for their intended tax treatment, in whole or in part, and Comcast is subject to tax as a result of such failure, which we refer to as “transaction taxes”, the Tax Matters Agreement will determine whether Comcast must be indemnified for any such transaction taxes by GreatLand Connections or New Charter. As a general matter, under the terms of the Tax Matters Agreement, GreatLand Connections is required to indemnify Comcast for any transaction taxes due to any action of any person following the Spin-Off other than transaction taxes arising from (i) an action of Comcast or with respect to Comcast, in which case Comcast will bear the liability of the transaction taxes; or (ii) a breach by New Charter of the New Charter Tax Standstill (as described below) or other covenant of New Charter, in which case New Charter will bear the liability of the transaction taxes. For purposes of the prior sentence, the GreatLand Connections Merger, a violation of the GreatLand Connections Tax Standstill and certain actions relating to the governance of GreatLand Connections following the closing and the entering into the Charter Services Agreement do not constitute actions of Comcast. Therefore, in the event that the Spin-Off, GreatLand Connections Merger and/or related transactions fail to qualify for their intended tax treatment, GreatLand Connections will generally be required to indemnify Comcast for the resulting transaction taxes unless the liability for such transaction taxes is allocated to Comcast or New Charter in the limited circumstances described above. However, the Tax Matters Agreement will also provide that (i) if Comcast has a claim in respect of transaction taxes against Liberty under the voting agreement between Comcast and Liberty entered into as April 25, 2014 and no action GreatLand Connections has taken shall have contributed to the imposition of the transaction taxes, Comcast will take reasonable best efforts to pursue and exhaust any and all recourse available to Comcast against Liberty prior to seeking to enforce its indemnification right against GreatLand Connections and (ii) if both an action GreatLand

Connections has taken and the action of another person (including New Charter) gives rise to transaction taxes that are indemnifiable by GreatLand Connections under the Tax Matters Agreement, then Comcast will pursue its available recourses against GreatLand Connections and such other person.

The Tax Matters Agreement will further provide that:

•	Without duplication of GreatLand Connections’ indemnification obligations described in the prior paragraph, GreatLand Connections will indemnify Comcast against (i) GreatLand Connections’ taxes for the post-closing period; (ii) any liability or damage resulting from a breach by GreatLand Connections or any of its affiliates of a covenant made in the Tax Matters Agreement or representation it made to tax counsel in connection with tax counsel’s delivery of a tax opinion at closing; and (iii) any transfer taxes arising from or associated with the Spin-Off, GreatLand Connections Merger and related transactions.

•	New Charter will indemnify Comcast against (i) any transaction taxes arising due to a violation of the New Charter tax standstill (as described below) by New Charter or any of its affiliates and (ii) any liability or damage resulting from a breach by New Charter or any of its affiliates of a covenant made by New Charter in the Tax Matters Agreement or a representation made by New Charter to tax counsel in connection with tax counsel’s delivery of a tax opinion at closing, in each case, without any duplication of any amounts for which Comcast has otherwise been indemnified;

•	Comcast will indemnify GreatLand Connections against (i) any tax liability of the Comcast consolidated group; (ii) any tax liability a result of its having been a member of the Comcast consolidated group; and (iii) any pre-Spin-Off income taxes, in each case, other than tax liabilities of Comcast for which GreatLand Connections is required to indemnify Comcast; and

•	New Charter will indemnify GreatLand Connections against any tax liability of the New Charter consolidated group.

In addition to the indemnification obligations described above, the indemnifying party will generally be required to indemnify the indemnified party against any interest, penalties, additions to tax, losses, assessments, settlements or judgments arising out of or incident to the event giving rise to the indemnification obligation, along with costs incurred in any related contest or proceeding.

Further, the Tax Matters Agreement generally will prohibit GreatLand Connections and New Charter, and GreatLand Connections’ and New Charter’s affiliates, from taking certain actions that could cause the Spin-Off, GreatLand Connections Merger and certain related transactions (including the debt exchange) to fail to qualify for their intended tax treatment. In particular:

GreatLand Connections

•	from and until the second anniversary of the Spin-Off (or otherwise pursuant to a “plan” within the meaning of Section 355(e) of the Code) GreatLand Connections may not take any action (including the issuance of any equity securities or a redemption, repurchase or other acquisition of any of its equity securities) that would result in New Charter holding (or being treated as holding) a greater percentage of GreatLand Connections’ outstanding shares than it holds immediately after the GreatLand Connections Merger;

•	other than the GreatLand Connections Merger, from and until the second anniversary of the Spin-Off (or otherwise pursuant to a “plan” within the meaning of Section 355(e) of the Code), GreatLand Connections may not cause or permit any merger or consolidation of GreatLand Connections or any liquidation or dissolution of GreatLand Connections (except for certain transactions with a subsidiary);

•	from and until the second anniversary of the Spin-Off, neither GreatLand Connections nor any GreatLand Connections subsidiaries may, or agree to, sell, exchange, distribute or otherwise dispose of any asset of any member of the GreatLand Connections group, except in the ordinary course of business or except for assets that, in the aggregate, do not constitute more than 30% of its gross assets;

•	from and until the second anniversary of the Spin-Off, GreatLand Connections may not permit or cause GreatLand Connections’ securities used by Comcast in the debt exchange to be modified, repurchased, defeased, satisfied or discharged other than in accordance with their terms;

•	from and until the second anniversary of the Spin-Off (or otherwise pursuant to a “plan” within the meaning of Section 355(e) of the Code), GreatLand Connections may not take any other action where the taking of such action could reasonably be expected to have, in the aggregate and taking into account the GreatLand Connections Merger and the Comcast-Time Warner Cable Merger, the effect of causing or permitting one or more persons to acquire a fifty percent (50%) or greater interest in GreatLand Connections or any of its subsidiaries for purposes of Section 355(e) of the Code;

•	from and until the second anniversary of the Spin-Off, GreatLand Connections may not discontinue the active conduct of its business; and

•	GreatLand Connections may not take any action where the taking of such action could reasonably be expected to cause the Spin-Off, debt exchange, GreatLand Connections Merger or certain related transactions to fail to qualify as tax-free transactions under the applicable provisions of the Code.

New Charter

•	from and until the second anniversary of the Spin-Off (or otherwise pursuant to a “plan” within the meaning of Section 355(e) of the Code) New Charter may not take any action that would result in New Charter holding (or being treated as holding) a greater percentage of the outstanding GreatLand Connections shares than it holds immediately after the GreatLand Connections Merger (referred to as the “New Charter Tax Standstill”);

•	from and until the second anniversary of the Spin-Off (or otherwise pursuant to a “plan” within the meaning of Section 355(e) of the Code) New Charter may not take any action that could reasonably be expected to have the effect of causing New Charter (or any person acting in concert with New Charter) to be treated as acquiring a 50% or greater interest in GreatLand Connections for purposes of Section 355(e) of the Code; and

•	from and until the second anniversary of the Spin-Off, New Charter may not liquidate Charter or take any other action where the taking of such action could reasonably be expected to have the effect of causing the GreatLand Connections Merger and Charter Merger, taken together, to fail for their intended tax treatment.

As described above, if GreatLand Connections or New Charter take any of the actions described above and such actions result in transaction taxes, GreatLand Connections or New Charter, as applicable, will be required to indemnify Comcast against such transaction taxes.

The terms of the Tax Matters Agreement have not yet been finalized; changes, some of which may be material, may be made to the terms of the Tax Matters Agreement before it is finalized, including to the terms described above.

INFORMATION ABOUT THE COMPANIES

Charter Communications, Inc.

Charter is among the largest providers of cable services in the United States, offering a variety of entertainment, information and communications solutions to residential and commercial customers. Charter’s infrastructure consists of a hybrid of fiber and coaxial cable plant with approximately 12.9 million estimated passings, with 97% at 550 megahertz or greater and 98% of plant miles two-way active. A national Internet Protocol (IP) infrastructure interconnects Charter markets.

As of December 31, 2014, Charter served approximately 6.2 million residential and commercial customers. Charter sells its video, Internet and voice services primarily on a subscription basis, often in a bundle of two or more services, providing savings and convenience to its customers. Bundled services are available to approximately 98% of Charter’s passings, and approximately 62% of Charter’s customers subscribe to a bundle of services.

Charter was organized as a Delaware corporation on July 22, 1999. On March 27, 2009, Charter and certain affiliates filed voluntary petitions in the United States Bankruptcy Court for the Southern District of New York, to reorganize under Chapter 11 of the United States Bankruptcy Code. The Chapter 11 cases were jointly administered under the caption In re Charter Communications, Inc., et al., Case No. 09-11435. On May 7, 2009, Charter filed a Joint Plan of Reorganization and a related disclosure statement with the bankruptcy court. The plan was confirmed by the bankruptcy court on November 17, 2009, and became effective on November 30, 2009, the date on which Charter emerged from protection under Chapter 11. The final decree closing the case was entered by the bankruptcy court on December 30, 2013.

Charter’s principal executive offices are located at 400 Atlantic Street, Stamford, Connecticut 06901. Charter’s telephone number is (203) 905-7801, and it has a website accessible at www.charter.com.

CCH I, LLC

New Charter is a wholly owned subsidiary of Charter. New Charter was organized as a Delaware limited liability company on June 9, 2003. New Charter’s principal executive offices are located at 400 Atlantic Street, Stamford, Connecticut 06901.

CCH I Charter Merger Sub, LLC

Charter Merger Sub is a direct, wholly owned subsidiary of New Charter. Charter Merger Sub was formed on November 24, 2014 for the purposes of merging with and into Charter in the Charter Merger. Charter Merger Sub has not carried on any activities other than in connection with the Comcast Transactions Agreement. Charter Merger Sub’s principal executive offices are located at 400 Atlantic Street, Stamford, Connecticut 06901.

CCH I SpinCo, Sub, LLC

GreatLand Connections Merger Sub is a direct, wholly-owned subsidiary of New Charter. GreatLand Connections Merger Sub was organized on May 22, 2014 for the purposes of merging with and into GreatLand Connections in the GreatLand Connections Merger. GreatLand Connections Merger Sub has not carried on any activities other than in connection with the Comcast Transactions Agreement. GreatLand Connections Merger Sub’s principal executive offices are located at 400 Atlantic Street, Stamford, Connecticut 06901.

Comcast Corporation

Comcast Corporation (NASDAQ: CMCSA, CMCSK) is a global media and technology company with two primary businesses, Comcast Cable and NBCUniversal. Comcast Cable is the nation’s largest video, high-speed

Internet and phone provider to residential customers under the XFINITY brand and also provides these services to businesses. NBCUniversal operates 30 news, entertainment and sports cable networks, the NBC and Telemundo broadcast networks, television production operations, television station groups, Universal Pictures and Universal Parks and Resorts. Comcast’s principal executive offices are located at One Comcast Center, Philadelphia, Pennsylvania 19103.

Midwest Cable, Inc.

Midwest Cable, Inc. is currently a wholly owned subsidiary of Comcast formed in May 2014 as a limited liability company and converted to a corporation in September 2014. Following the Spin-Off, GreatLand Connections will be an independent, publicly-traded entity that will hold cable systems serving approximately 2.5 million existing Comcast video subscribers in the Midwestern and Southeastern United States. Following consummation of the transactions, holders of Comcast common stock (as of the record date for the Spin-Off) will own approximately 67% of GreatLand Connections, and New Charter will own the remaining approximately 33%. Comcast will have no remaining interest in GreatLand Connections. Upon completion of the GreatLand Connections Merger, GreatLand Connections expects to change its name to GreatLand Connections Inc.

GreatLand Connections will offer a variety of video, high-speed Internet and voice services (“cable services”) over a geographically-aligned cable distribution system to residential and commercial customers located in the Midwestern and Southeastern United States. As of December 31, 2014, the cable systems that will be owned by GreatLand Connections served approximately 2.5 million video customers, 2.4 million high-speed Internet customers and 1.2 million voice customers and passed approximately 6.4 million homes and businesses. As of December 31, 2014, the cable systems that will be owned by GreatLand Connections had customer relationships with approximately 2.7 million residential customers and 187,000 commercial customers.

GreatLand Connections will offer its cable services individually and in bundles. GreatLand Connections’ subscription rates and related charges will vary according to the services and features customers receive and the type of equipment they use, and customers are typically billed in advance on a monthly basis. GreatLand Connections’ residential customers may generally discontinue service at any time, while commercial customers may only discontinue service in accordance with the terms of their contracts, which typically have two- to five-year terms.

For additional information regarding GreatLand Connections, see “Appendix—Information with Respect to GreatLand Connections,” included in this prospectus.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF CHARTER

The following tables present selected historical consolidated financial data for Charter and its subsidiaries and has been derived from (i) the audited consolidated financial statements of Charter and its subsidiaries for each of the years in the three-year period ended December 31, 2014, incorporated by reference in this prospectus, and (ii) the years ended December 31, 2011 and 2010, which have been audited by KPMG LLP, an independent registered public accounting firm. The following information should be read in conjunction with the historical consolidated financial statements and related notes (in millions, except per share and share data).

	For and as of the Years Ended December 31,
	2014	2013	2012	2011	2010
Statement of Operations Data:
Revenues	$9,108	$8,155	$7,504	$7,204	$7,059
Income from operations	$971	$909	$915	$1,036	$1,026
Interest expense, net	$911	$846	$907	$963	$877
Income (loss) before income taxes	$53	$(49)	$(47)	$(70)	$58
Net loss	$(183)	$(169)	$(304)	$(369)	$(237)
Loss per common share, basic and diluted	$(1.70)	$(1.65)	$(3.05)	$(3.39)	$(2.09)
Weighted-average shares outstanding, basic and diluted	108,374,160	101,934,630	99,657,989	108,948,554	113,138,461

Balance Sheet Date (end of period):
Investment in cable properties	$16,652	$16,556	$14,870	$14,843	$15,027
Total assets	$24,550	$17,295	$15,596	$15,601	$15,737
Total debt	$21,023	$14,181	$12,808	$12,856	$12,306
Shareholders’ equity	$146	$151	$149	$409	$1,478

Other Financial Data (Unaudited):
Ratio of earnings to fixed charges(a)	1.06	N/A	N/A	N/A	1.07
Deficiency of earnings to cover fixed charges(a)	N/A	$49	$47	$70	N/A

(a)	Earnings include income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense and an estimated interest component of rent expense.

Comparability of the above information from year to year is affected by acquisitions and dispositions completed by us including the acquisition of Bresnan Broadband Holdings, LLC and its subsidiaries (“Bresnan”) in July 2013 and restricted cash and cash equivalents currently held in escrow pending consummation of the Comcast Transactions. See Note 3 to Charter’s consolidated financial statements included in Charter’s Annual Report on Form 10-K for the year ended December 31, 2014, incorporated by reference in this prospectus, for additional information on the acquisition of Bresnan.

SELECTED HISTORICAL FINANCIAL DATA OF THE GREATLAND CONNECTIONS BUSINESS

The following table presents GreatLand Connections’ selected combined financial data as of and for the years ended December 31, 2014, 2013, 2012, 2011 and 2010. The combined statement of income data set forth below for the years ended December 31, 2014, 2013 and 2012 and the combined balance sheet data as of December 31, 2014 and 2013 are derived from the audited combined financial statements of the Comcast Cable Systems to be Contributed to Midwest Cable, Inc. included elsewhere in this prospectus, which have been audited by Deloitte & Touche LLP, an independent registered public accounting firm. The combined statement of income data for the year ended December 31, 2011 and the combined balance sheet data as of December 31, 2012 are derived from the audited combined financial statements of the Comcast Cable System to be Contributed to Midwest Cable, Inc. not included in this prospectus. The combined statement of income data for the year ended December 31, 2010 and the combined balance sheet data as of December 31, 2011 and 2010 are derived from the unaudited financial statements of the Comcast Cable Systems to be Contributed to Midwest Cable, Inc. not included in this prospectus.

The selected historical financial data presented below should be read in conjunction with the audited combined financial statements and accompanying notes included elsewhere in this prospectus. The selected combined financial data may not be indicative of GreatLand Connections’ future performance and does not necessarily reflect what the financial position and results of operations would have been had GreatLand Connections operated as a separate, stand-alone entity during the periods presented, including changes that will occur in its operations and capitalization as a result of the Spin-Off.

	For and as of the Years Ended December 31,
(in millions)	2014	2013	2012	2011	2010
Selected Statement of Income Information:
Revenue	$4,641	$4,470	$4,275	$4,018	$3,817
Operating income	$1,074	$1,042	$994	$860	$774
Net income	$650	$632	$602	$546	$466
Selected Balance Sheet Information:
Total Assets	$8,985	$8,999	$8,992	$9,119	$9,276
Long-term Debt	—	—	—	—	—

HISTORICAL AND PRO FORMA PER SHARE DATA OF CHARTER

The following tables set forth, as of and for the year ended December 31, 2014, selected unaudited per share information for Charter Class A common stock on a historical and pro forma basis after giving effect to the Comcast Transactions and the Bright House Transaction. Except for the historical net loss, basic and diluted for the year ended December 31, 2014, the information in the table is unaudited. You should read the table below in conjunction with the audited consolidated financial statements and related notes thereto of Charter and its subsidiaries for the year ended December 31, 2014, incorporated by reference in this prospectus. You should also read the table below in conjunction with the unaudited pro forma condensed consolidated balance sheet as of December 31, 2014, and the unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2014. See, “Unaudited Pro Forma Financial Information.”

The Charter pro forma income per common share was calculated using the methodology described under the heading “Unaudited Pro Forma Financial Information” and is subject to all the assumptions, adjustments and limitations described thereunder. The pro forma per share data are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have occurred if the Comcast Transactions and the Bright House Transaction had been consummated at the beginning of the earliest period presented, and it is not necessarily indicative of future operating results or financial position. The pro forma adjustments are estimates based upon information and assumptions available at the date of this prospectus.

As of and for the year ended December 31, 2014
Historical per Common Share Data:
Net loss, basic and diluted	$(1.70)
Book value	$1.30

Unaudited Pro Forma Common Share Data:
Net income—basic	$3.51
Net income—diluted	$2.69
Book value	$54.06

HISTORICAL MARKET PRICE AND DIVIDEND INFORMATION OF CHARTER COMMON STOCK

Charter’s Class A common stock is listed on NASDAQ under the symbol “CHTR.” The following table sets forth, for the periods indicated, the range of high and low last reported sale price per share of Charter’s Class A common stock on NASDAQ. On April 25, 2014, the last trading day before the announcement of the signing of the Comcast Transactions Agreement, the closing sale price of Charter Class A common stock reported by NASDAQ was $130.01. On April 16, 2015, the last practicable trading day prior to the date of this prospectus, the closing sale price of Charter Class A common stock reported by NASDAQ was $190.36.

Class A Common Stock

	High	Low
Calendar Year ending December 31, 2012
First quarter	$64.91	$56.15
Second quarter	$70.87	$59.41
Third quarter	$82.54	$71.59
Fourth quarter	$78.54	$67.50

Calendar Year ending December 31, 2013
First quarter	$106.29	$76.19
Second quarter	$128.57	$99.41
Third quarter	$137.29	$119.06
Fourth quarter	$144.02	$125.68

Calendar Year ending December 31, 2014
First quarter	$138.86	$121.25
Second quarter	$158.38	$117.83
Third quarter	$164.15	$151.37
Fourth quarter	$169.70	$140.25

Calendar Year ending December 31, 2015
First quarter	$193.46	$150.60
Second quarter (through April 16, 2015)	$193.19	$189.02

Charter has not paid stock or cash dividends on any of its common stock. Charter would be dependent on distributions from its subsidiaries if Charter were to make any dividends. Covenants in the indentures and credit agreements governing the debt obligations of our subsidiaries restrict their ability to make distributions to us, and accordingly, limit our ability to declare or pay cash dividends. Future cash dividends, if any, will be at the discretion of Charter’s board of directors and will depend upon, among other things, our future operations and earnings, capital requirements, general financial condition, contractual restrictions and such other factors as Charter’s board of directors may deem relevant.

Market price data for GreatLand Connections Class A common stock has not been presented as shares of GreatLand Connections Class A common stock do not trade separately from shares of Comcast common stock.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The accompanying unaudited pro forma financial information as of and for the year ended December 31, 2014 is intended to reflect the impacts of the Comcast Transactions and the Bright House Transaction on Charter’s consolidated financial statements as if the Comcast Transactions and the Bright House Transaction had occurred as of December 31, 2014 for the unaudited pro forma consolidated balance sheet and as of January 1, 2014 for the unaudited pro forma consolidated statement of operations. The accompanying unaudited pro forma financial information presents the pro forma consolidated financial position and results of operations of Charter based on the historical financial statements and accounting records of Charter, TWC, GreatLand Connections, Bright House and the related pro forma adjustments as described in these notes. The pro forma adjustments are included only to the extent they are (i) directly attributable to the Comcast Transactions and/or the Bright House Transaction, (ii) factually supportable and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results.

The Comcast Transactions will be valued at a 7.125 multiple of the respective cable systems’ Carveout 2014 EBITDA (as defined in the agreements), subject to certain post-closing adjustments. The Carveout 2014 EBITDA is an estimate and is subject to change based on discussions Charter and Comcast are having regarding the allocation of certain expenses. Although the ongoing discussions with Comcast may result in higher values, for purposes of this unaudited pro forma financial information, the value of the asset purchase and asset exchange transactions are estimated to be approximately $7.2 billion and $7.5 billion, respectively, and the valuation of GreatLand Connections, for purposes of determining the value of Charter’s equity interest, is estimated to be approximately $12.5 billion.

To fund the Comcast Transactions, Charter has received commitments from a number of leading Wall Street investment banks to provide incremental senior secured term loan facilities totaling up to $8.4 billion and a senior secured incremental revolving facility equal to $500 million under the Charter Communications Operating, LLC (“Charter Operating”) credit facility. Pursuant to that commitment, Charter has fully drawn on $3.5 billion of Term Loan G commitments, and $1.0 billion has been committed, but not issued, in an additional Charter Operating Term Loan A-2. The amount of the commitments for incremental term loan facilities was further reduced by $3.5 billion at the closing of the offering of $1.5 billion aggregate principal amount of 5.50% senior notes due 2022 and $2.0 billion aggregate principal amount of 5.75% senior notes due 2024 by CCOH Safari, LLC. The proceeds from the Term Loan G and the new senior notes are being held in escrow subject to the closing of the Comcast Transactions. The consideration for the assets acquired and transaction expenses incurred in connection with the Comcast Transactions is currently estimated at approximately $7.2 billion. The proceeds of the incremental facilities and the new senior notes will be used by Charter for the purpose of financing the asset purchase, paying fees and expenses incurred in connection with the asset purchase and the Comcast Transactions, for providing ongoing working capital and for other general corporate purposes of Charter Operating and its subsidiaries.

For purposes of this unaudited pro forma financial information, the value of the Bright House Transaction is estimated to be $10.4 billion. The consideration for the assets acquired and transaction expenses incurred in connection with the Bright House Transaction will be financed with new indebtedness of Charter currently estimated at approximately $2.1 billion in aggregate principal amount, the issuance of Charter Holdings preferred units estimated at approximately $2.5 billion and, using the Reference Price, the issuance of Charter Holdings Class A common units estimated at approximately $5.8 billion and the issuance of New Charter Class B common stock estimated at approximately $155 million. The Bright House Transaction excludes certain assets and liabilities such as cash, marketable securities, and pension-related assets and liabilities, among others. The indebtedness assumptions used herein for the Bright House Transaction are for illustrative purposes only and may not reflect the actual financing when completed. In addition, the fair value of the Bright House Transaction for accounting purposes will be based on the fair value of the Charter Holdings common units, Class B common stock and the Charter Holdings preferred units at the date of close and will vary based on the closing price of Charter’s Class A common stock on the date of closing of the Bright House Transaction and is subject to change.

The unaudited pro forma financial statements are based on (i) the audited financial statements of Charter and its subsidiaries for the year ended December 31, 2014 contained in Charter’s Annual Report on Form 10-K filed with the SEC on February 23, 2015 and incorporated by reference herein, (ii) the audited historical financial statements of the TWC Cable Systems to be Sold or Exchanged in the Divestiture Transactions with Charter Communications, Inc. (“TWC Cable Systems Acquired”) for the year ended December 31, 2014 contained in this prospectus, (iii) the audited historical financial statements of the Comcast Cable Systems to be Contributed to Midwest Cable, Inc. for the year ended December 31, 2014 contained in this prospectus, and (iv) the audited historical financial statements of Bright House Networks, LLC and Subsidiaries for the year ended December 31, 2014 contained in this prospectus.

The Comcast Transactions and the Bright House Transaction will be accounted for using the acquisition method of accounting. The unaudited pro forma financial information reflects the preliminary assessment of fair values and useful lives assigned to the assets acquired and liabilities assumed. The fair values assigned in the unaudited pro forma financial information are preliminary and represent Charter’s current best estimate of fair value and are subject to revision. The detailed valuation studies necessary to arrive at the required estimates of the fair values for the assets acquired and liabilities assumed have not commenced and the values of the Comcast Transactions have not been finalized. Significant assets and liabilities that are subject to preparation of valuation studies to determine appropriate fair value adjustments include property, plant and equipment and identifiable intangible assets, including franchises and customer relationships. Changes to the fair values of these assets and liabilities will also result in changes to goodwill and deferred tax liabilities.

The unaudited pro forma financial information is provided for illustrative purposes only and is based on available information and assumptions that Charter believes are reasonable. It does not purport to represent what the actual consolidated results of operations or the consolidated financial position of Charter would have been had the Comcast Transactions or the Bright House Transaction occurred on the dates indicated, nor is it necessarily indicative of future consolidated results of operations or consolidated financial position. The actual financial position and results of operations will differ, perhaps significantly, from the pro forma amounts reflected herein due to a variety of factors, including access to additional information, changes in value not currently identified, changes in operating results following the date of the pro forma financial information and the finalization of the Comcast Transactions values.

Items Not Adjusted in the Unaudited Pro Forma Financial Information

The unaudited pro forma financial information does not reflect all reclassifications or adjustments to conform the TWC Cable Systems Acquired or the Bright House financial statement presentation or accounting policies to those adopted by Charter. At this time, Charter is not aware of any intercompany transactions that would have a material impact on the unaudited pro forma financial information that are not reflected in the pro forma adjustments. Further review may identify additional intercompany transactions, reclassifications or differences between the accounting policies of the companies that, when conformed, could have a material impact on the unaudited pro forma financial information of the combined company.

The unaudited pro forma financial information does not include any adjustment for liabilities or related costs that may result from integration activities, because management has not completed the process of making these assessments. Significant liabilities and related costs may ultimately be recorded for employee severance or relocation, costs of vacating some facilities and costs associated with other exit and integration activities. The unaudited pro forma statement of operations does not include any revenue or expense synergies or dis-synergies resulting from the Comcast Transactions or the Bright House Transaction, including programming costs or shared functions and other administrative and overhead allocations, as these adjustments are not factually supportable. Charter anticipates its programming costs, even after giving effect to the Comcast Transactions and the Bright House Transaction, may be higher than the costs included in the historical TWC Cable Systems Acquired and Bright House financial statements. The unaudited pro forma statement of operations also does not include an estimated $220 million and $55 million of non-recurring costs to be incurred directly attributable to the Comcast Transactions and the Bright House Transaction, respectively, such as escrow interest, investment banking fees and legal fees.

Charter intends to review the synergies of the combined business in advance of and subsequent to the completion of the Comcast Transactions and the Bright House Transaction, which may result in a plan to reorganize certain of the TWC Cable Systems Acquired’s or Bright House’s products, network, service operations and organizational structure. The costs of implementing such a plan, if it were to occur, and any resulting future changes in revenue or cost savings have not been reflected in the accompanying unaudited pro forma financial information. The unaudited pro forma financial information also does not include any revenue or expenses for services provided under the services agreement with GreatLand Connections for which Charter will be reimbursed the actual economic costs of such services.

The Comcast Transactions and the Bright House Transaction may result in changes to Charter’s tax rate used to determine deferred income taxes due to changes in apportionment factors related to state income taxes. Any changes in Charter’s deferred taxes as a result of the Comcast Transactions or Bright House Transaction will be reflected in income as of the closing dates. Therefore, the unaudited pro forma financial information does not include the impact of any such changes on Charter’s existing deferred tax assets and liabilities, as the analysis is not complete.

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2014

(IN MILLIONS)

	Charter Historical	TWC Cable Systems Acquired	Charter Cable Systems Divested	Comcast Transactions Pro Forma Adjustments		Charter Pro Forma	Bright House	Bright House Pro Forma Adjustments		Charter Pro Forma As Adjusted
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3	$22	$(1)	$554	1a	$578	$654	$46	2a	$1,278
Accounts receivable, net	285	232	(71)	—		446	179	—		625
Prepaid expenses and other current assets	83	112	(28)	—		167	168	(137)	2b	198

Total current assets	371	366	(100)	554		1,191	1,001	(91)		2,101

RESTRICTED CASH AND CASH EQUIVALENTS	7,111	—	—	(7,111)	1a	—	—	—		—

INVESTMENT IN CABLE PROPERTIES:
Property, plant and equipment, net	8,373	2,934	(2,855)	675	1b	9,127	2,131	533	2c	11,791
Franchises	6,006	7,271	(1,927)	2,520	1b	13,870	802	3,949	2c	18,621
Customer relationships, net	1,105	270	(298)	1,814	1b	2,891	—	1,748	2c	4,639
Goodwill	1,168	1,178	(348)	2,387	1b	4,385	13	1,342	2c	5,740

Total investment in cable properties, net	16,652	11,653	(5,428)	7,396		30,273	2,946	7,572		40,791

EQUITY INVESTMENT	—	—	—	1,595	1d	1,595	—	—		1,595

OTHER NONCURRENT ASSETS	416	13	(42)	105	1a	492	474	(345)	2d	621

Total assets	$24,550	$12,032	$(5,570)	$2,539		$33,551	$4,421	$7,136		$45,108

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$1,635	$497	$(317)	$—		$1,815	$454	$(62)	2b	$2,207

Total current liabilities	1,635	497	(317)	—		1,815	454	(62)		2,207

LONG-TERM DEBT	21,023	—	—	601	1a	21,624	471	1,618	2b, 2e	23,713

DEFERRED INCOME TAXES	1,674	3,190	(1,141)	(331)	1c	3,392	—	—	2f	3,392

OTHER LONG-TERM LIABILITIES	72	41	(6)	859	1b	966	480	(480)	2g	966

SHAREHOLDERS’ EQUITY:
Controlling interest	146	8,304	(4,106)	1,410	1e	5,754	3,016	(2,216)	2e, 2h	6,554
Noncontrolling interest	—	—	—	—		—	—	8,276	2e	8,276

Total shareholders’ equity	146	8,304	(4,106)	1,410		5,754	3,016	6,060		14,830

Total liabilities and shareholders’ equity	$24,550	$12,032	$(5,570)	$2,539		$33,551	$4,421	$7,136		$45,108

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2014

(IN MILLIONS)

	Charter Historical	TWC Cable Systems Acquired	Charter Cable Systems Divested	Comcast Transactions Pro Forma Adjustments		Charter Pro Forma	Bright House	Bright House Pro Forma Adjustments		Charter Pro Forma As Adjusted
REVENUES:
Video	$4,443	$2,600	$(1,644)	$—		$5,399	$1,545	$—		$6,944
Internet	2,576	1,524	(1,011)	—		3,089	1,164	—		4,253
Voice	575	523	(227)	—		871	392	—		1,263
Commercial	993	609	(342)	—		1,260	405	—		1,665
Advertising sales	341	212	(94)	—		459	170	—		629
Other	180	36	(64)	269	1f, 1g	421	28	55	2i	504

Total revenues	9,108	5,504	(3,382)	269		11,499	3,704	55		15,258

COSTS AND EXPENSES:
Operating costs and expenses (exclusive of items shown separately below)	5,973	3,440	(2,284)	19	1g	7,148	2,504	(114)	2i	9,538
Shared asset charge	—	115	(52)	—		63	—	—		63
Depreciation and amortization	2,102	724	(724)	294	1h	2,396	416	377	2j	3,189
Other operating expenses, net	62	1	(24)	26	1k	65	(5)	3	2i	63

	8,137	4,280	(3,084)	339		9,672	2,915	266		12,853

Income from operations	971	1,224	(298)	(70)		1,827	789	(211)		2,405

OTHER INCOME (EXPENSES):
Interest expense, net	(911)	—	1	(297)	1i	(1,207)	(38)	(37)	2k	(1,282)
Equity in income of investee	—	—	—	35	1j	35	—	—		35
Loss on derivatives instruments, net	(7)	—	—	—		(7)	—	—		(7)

	(918)	—	1	(262)		(1,179)	(38)	(37)		(1,254)

Income before taxes	53	1,224	(297)	(332)		648	751	(248)		1,151
Income tax benefit (expense)	(236)	(467)	119	208	1l	(376)	—	—	2m	(376)

Consolidated net income (loss) before nonrecurring charges directly attributable to the transactions	(183)	757	(178)	(124)		272	751	(248)		775
Less: Noncontrolling interest expense	—	—	—	—		—	—	(362)	2l	(362)

Net income (loss) before nonrecurring charges directly attributable to the transactions	$(183)	$757	$(178)	$(124)		$272	$751	$(610)		$413

EARNINGS (LOSS) PER COMMON SHARE:
Basic	$(1.70)					$2.31				$3.51

Diluted	$(1.70)					$2.28				$2.69

Weighted average common shares outstanding:
Basic	108,374,160			9,219,434	1d	117,593,594		—	2a	117,593,594

Diluted	108,374,160			9,219,434	1d	119,043,009		34,279,843	2a, 2e	153,322,852

Notes to Unaudited Pro Forma Financial Statements

Note. 1. Comcast Transactions Pro Forma Adjustments

(a)	Represents the following sources and uses as a result of the Comcast Transactions (in millions).

Sources:
Restricted cash and cash equivalents to fund Comcast Transactions and escrow interest	$7,111
Issuance of long-term debt (accreted value)	1,000
Fair value of Charter divested cable systems	7,887
Issuance of Charter Class A common stock	1,595

$17,593

Uses:
Fair value of TWC Cable Systems Acquired	$14,720
Acquisition of interest in GreatLand Connections	1,595
Advisor fees and other expenses directly related to the Comcsat Transactions	220
Deferred financing fees	105
Cash	554
Repayment of Charter Operating revolving credit facility	399

$17,593

(b)	Represents adjustments to reflect the estimated fair values of the identifiable assets acquired and liabilities assumed in the Comcast Transactions. The fair value of the Asset Purchase and Asset Exchange consideration is estimated to be approximately $14.7 billion and the fair value of the GreatLand Connections interest is estimated to be approximately $1.6 billion for purposes of the unaudited pro forma financial information. Charter will pay to Comcast the value of the tax benefits Charter realizes from a step-up in basis from the Asset Purchase, at the earlier of the time of realization or eight years (the “Tax Benefit Payment”). The estimated fair value of the Tax Benefit Payment is approximately $900 million and is included in other long-term liabilities in the preliminary purchase price allocation below.

The table below presents the preliminary purchase price for the cable systems acquired as if the Comcast Transactions had closed on December 31, 2014, along with a preliminary allocation of purchase price to the assets acquired and liabilities assumed.

Preliminary Purchase Price (in millions)

Fair value of cable systems acquired in Asset Purchase Transaction	$7,222
Fair value of cable systems acquired in Asset Exchange Transaction	7,498
Fair value of Charter stock issued for GreatLand Connections interest	1,595

$16,315

Preliminary Allocation of Purchase Price (in millions)

Current assets	$366
Property, plant and equipment, net	3,609
Franchises	9,791
Customer relationships, net	2,084
Goodwill	3,565
Equity investment	1,595
Other noncurrent assets	13
Current liabilities	(497)
Deferred income taxes	(3,311)
Other long-term liabilities	(900)

$16,315

The preliminary estimates are based upon currently available information and prior valuation history. As such, additional assets and liabilities may be identified and reflected in the final purchase price allocation. For purposes of the preliminary purchase price allocation, Charter assumed a 23% increase to the net book value of the TWC Cable Systems Acquired property, plant and equipment. Charter based this assumption on increases to net book values reflected in valuations on Charter assets performed previously for general business purposes. The fair values of franchises and customer relationships were based on previous valuations performed by TWC and allocated to cable systems in the Comcast Transactions by applying a relative percentage of the excess purchase price to the intangible assets. The valuations performed by TWC used discounted cash flows associated with the franchises and customer relationships consistent with their long range projections. Goodwill represents the residual of the purchase price over the fair value of the identified assets acquired and liabilities assumed. No fair value adjustments are reflected in the working capital balances as they are estimated to be at fair value. Other long-term liabilities have been eliminated as they are assumed to have no fair value. Upon completion of the fair value assessment following the closing of the Comcast Transactions, Charter anticipates the finalized fair values of the net assets acquired will differ from the preliminary assessment outlined above. Generally, changes to the initial estimates of the fair value of the assets acquired and liabilities assumed will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill. If upon completion of the valuations, the fair values are 10% greater or less than the amounts included in the preliminary purchase price allocation above, such a change would not likely have a material impact on the financial position or results of operations of Charter.

(c)	Represents an adjustment of Charter’s historical deferred tax liability due to the preliminary purchase price allocation, which includes an additional deferred income tax liability for the excess of book value over the estimated tax basis of the equity investment Charter is making in the GreatLand Transaction.

The deferred income tax liability recognized in connection with the Comcast Transactions reflects currently available information as well as estimates and assumptions made in accordance with the basis of presentation of the unaudited pro forma financial information. The final deferred income tax liability recognized in connection with the Comcast Transactions could be significantly different. Additionally, the difference between the amount reflected in note 1(b) above and what is the reflected in the balance sheet represents a partial release of Charter’s valuation allowance due to the Comcast Transactions of $452 million.

(d)	Reflects Charter’s approximate 33% investment in GreatLand Connections accounted for under the equity method of accounting. Charter’s investment in GreatLand Connections is estimated to be approximately $1.6 billion, which represents Charter’s 33% investment in GreatLand Connections’ equity value of $4.7 billion and the issuance of equity for the payment of 33% of GreatLand Connections’ financing fees and is calculated as follows (in millions).

GreatLand Connections’ valuation	$12,497
GreatLand Connections’ financing transactions	7,800

Equity valuation	4,697
GreatLand Connections’ financing costs	107

4,804
33%

Charter’s investment in GreatLand Connections	$1,595

Based on the Reference Price, Charter estimates issuing approximately 9.2 million shares of New Charter stock in connection with the GreatLand Transaction. A 5% change in Charter’s closing stock price would change the number of shares issued by approximately 0.5 million shares.

(e)	Reflects the following adjustments (in millions).

Elimination of TWC’s historical shareholders’ equity	$(8,304)
Fair value of the Charter cable systems in the Asset Exchange	7,887
Charter’s investment in GreatLand Connections	1,595
Reduction in valuation allowance	452
Advisor fees and other expenses directly related to the Comcast Transactions	(220)

Shareholders’ equity	$1,410

Advisor fees and other expenses directly related to the Comcast Transactions of $220 million are not reflected in the unaudited pro forma statements of operations and consist primarily of escrow interest, investment banking fees and legal fees.

Deferred tax liabilities recognized in connection with the Comcast Transactions, which are expected to reverse and generate future taxable income, result in a reduction of the Company’s preexisting valuation allowance associated with its deferred tax assets. Such reduction in the valuation allowance is not reflected in the unaudited pro forma statements of operations as it is nonrecurring.

(f)	Charter increased other revenue by $200 million for the year ended December 31, 2014 representing Charter’s services fee of 4.25% of GreatLand Connections’ gross revenues.

(g)	Represents the following reclassifications of TWC’s financial statement classification to conform to Charter’s financial statement classification for the year ended December 31, 2014 (in millions).

Processing fees revenue	$69
Merger and acquisition costs reclassed to note 1(k) below	(50)

Total pro forma adjustment	$19

(h)	Charter increased depreciation and amortization by $294 million for the year ended December 31, 2014 as follows (in millions).

	Depreciation	Amortization	Total
TWC Cable Systems Acquired pro forma expense based on fair value	$601	$417	$1,018
TWC Cable Systems Acquired historical expense			(724)

Total pro forma depreciation and amortization adjustment			$294

The increase was estimated using a preliminary average useful life of 6 years for property, plant and equipment and 9 years for customer relationships. Customer relationships are amortized using an accelerated method (sum of the years’ digits) to reflect the period over which the relationships are expected to generate cash flows. The effect of a one-year decrease in the weighted average useful life of property, plant and equipment would be an increase to depreciation expense of approximately $120 million for the year ended December 31, 2014. The effect of a one-year increase would result in a decrease of approximately $86 million for the year ended December 31, 2014. The pro forma adjustments are based on current estimates and may not reflect actual depreciation and amortization once the purchase price allocation is finalized and final determination of useful lives are made.

(i)	For the year ended December 31, 2014, interest expense, net increased by $297 million representing additional interest expense on debt already incurred to fund the Asset Purchase and Asset Exchange and related amortization of deferred financing fees. The interest in addition to the interest expense already reflected in the historical results was calculated as follows (in millions) based on the completed financing of the Comcast Transactions as if it occurred on January 1, 2014. LIBOR is assumed to be 0.17% as of December 31, 2014 for the Charter Operating term loans and revolving credit facility. LIBOR for the term loan G is 0.75% based on the LIBOR floor.

	Principal Amount	Interest Rate	Year Ended December 31, 2014
Term loan G commitments	$3,500	3.50% + LIBOR; 0.75% LIBOR floor	$104
Senior notes due 2022	$1,500	5.50%	70
Senior notes due 2024	$2,000	5.75%	97
Charter Operating term loans	$1,000	2.00% + LIBOR	22
Repayment of Charter Operating revolving credit facility	$399	2.00% + LIBOR	(8)
Amortization of deferred financing fees and original issue discount			12

Total pro forma interest expense adjustment			$297

(j)	Equity in income of investee of $35 million for the year ended December 31, 2014 primarily represents the following (in millions).

GreatLand Connections’ historical net income	$650
Services fee of 4.25%	(200)
Elimination of transaction costs	52
Additional depreciation and amortization based on asset step-up	(344)
Interest expense on debt to be incurred by GreatLand Connections	(400)
Income tax impact at 39.1%	349

GreatLand Connections’ pro forma net income	107
Charter’s share of GreatLand Connections’ pro forma net income	33%

Equity in income of investee	$35

Additional depreciation and amortization is based on the preliminary estimate of the excess of the fair value over the book value of GreatLand Connections’ assets acquired in accordance with the application of equity method of accounting.

(k)	Represents the addition of $50 million of merger and acquisition costs reclassed from note 1(g) above and the elimination of $24 million of transaction costs incurred by Charter in connection with the Comcast Transactions.

(l)	Represents a reduction to income tax expense of the TWC Cable Systems Acquired due to Charter’s valuation allowance position, offset by additional tax expense from amortization of additional indefinite-lived intangibles for tax purposes but not for book purposes, plus the tax effect on the equity earnings from GreatLand Connections. The calculation of income tax expense is based on the preliminary purchase price allocation of the Comcast Transactions, which is subject to change.

Note 2. Bright House Transaction Pro Forma Adjustments

(a)	Represents issuance of approximately 4.0 million shares of New Charter Class A common stock at the Reference Price to Liberty for $700 million cash in connection with the Bright House Stockholders Agreement. Since the proceeds from the issuance will be used for general corporate purposes, the shares issued are not reflected in the denominator in computing pro forma earnings (loss) per common share on the unaudited pro forma consolidated statement of operations. This increase in cash was partially offset by the elimination of $654 million of cash not assumed in the Bright House Transaction.

(b)	Represents the elimination of assets and liabilities not assumed in the Bright House Transaction, consisting of primarily $112 million of short-term marketable securities, $25 million of short-term parent company receivables, $43 million of current maturities of long-term debt, $16 million of accrued interest, $3 million of current pension obligations and $471 million of long-term debt.

(c)	Represents adjustments to reflect the estimated fair values of the identifiable assets acquired and liabilities assumed in the Bright House Transaction. The fair value is estimated to be approximately $10.4 billion for purposes of the unaudited pro forma financial information using the Reference Price to value the Charter Holdings common units and Class B common stock (see note 2(e)). The actual fair value of the Bright House Transaction for accounting purposes will be based on the actual closing price of Charter’s Class A common stock on the date of close and the fair value of the preferred units in Charter Holdings on the date of close and is subject to change. A 10% increase or decrease in the closing price of Charter’s Class A common stock would increase or decrease the fair value for accounting purposes by approximately $0.6 billion.

The table below presents the preliminary allocation of purchase price to the assets acquired and liabilities assumed for the Bright House cable systems as if the Bright House Transaction had closed on December 31, 2014.

Preliminary Allocation of Purchase Price (in millions)

Current assets	$210
Property, plant and equipment, net	2,664
Franchises	4,751
Customer relationships, net	1,748
Goodwill	1,355
Other noncurrent assets	109
Current liabilities	(392)

$10,445

The preliminary estimates are based upon currently available information and prior valuation history. As such, additional assets and liabilities may be identified and reflected in the final purchase price allocation. For purposes of the preliminary purchase price allocation, Charter assumed a 25% increase to the net book value of Bright House’s property, plant and equipment. Charter based this assumption on increases to net book values reflected in valuations on Charter assets performed previously for general business purposes adjusting for differences in capitalization policies. The fair values of franchises and customer relationships were based on previous valuations of Charter assets for general business purposes and allocated to the Bright House cable systems by applying a relative percentage of the excess purchase price to the intangible assets. Goodwill represents the residual of the purchase price over the fair value of the identified assets acquired and liabilities assumed. No fair value adjustments are reflected in the working capital balances as they are estimated to be at fair value. Upon completion of the fair value assessment following the closing of the Bright House Transaction, Charter anticipates the finalized fair values of the net assets acquired will differ from the preliminary assessment outlined above. Generally, changes to the initial estimates of the fair value of the assets acquired and liabilities assumed will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill. If upon completion of the valuations, the fair values are 10% greater or less than the amounts included in the preliminary purchase price allocation above, such a change would not likely have a material impact on the financial position or results of operations of Charter.

(d)	Represents the elimination of $365 million of long-term marketable securities not assumed in the Bright House Transaction, partially offset by deferred financing fees associated with the issuance of debt as noted below.

(e)	Represents the following sources and uses as a result of the Bright House Transaction (in millions).

Sources:
Issuance of long-term debt	$2,089
Issuance of Charter Holdings common units (noncontrolling interest)	5,776
Issuance of Charter Holdings convertible preferred units (noncontrolling interest)	2,500
Issuance of Class B common stock (controlling interest)	155

$10,520

Uses:
Fair value of Bright House cable systems	$10,445
Advisor fees and other expenses directly related to the Bright House Transaction	55
Transaction Deferred financing fees	20

$10,520

Charter Holdings will issue approximately 33.4 million common units that are exchangeable into New Charter Class A common stock on a one-for-one basis which are valued for pro forma purposes based on the Reference Price, at approximately $5.8 billion. These units are recorded in noncontrolling interest on the unaudited pro forma consolidated balance sheet. New Charter will also issue approximately 0.9 million shares of Class B common stock that are exchangeable into New Charter Class A common stock on a one-for-one basis which are valued for pro forma purposes based on the Reference Price, at approximately $155 million. The Class B common stock is recorded in controlling interest on the unaudited pro forma consolidated balance sheet. The 33.4 million Charter Holdings common units and the 0.9 million shares of Class B common stock are included in the computation of pro forma diluted earnings per share on the unaudited consolidated pro forma statement of operations. The actual value of the Charter Holdings common units and Class B common stock for accounting purposes will be based on the closing price of Charter’s Class A common stock on the date of closing of the Bright House Transaction and is subject to change.

Charter Holdings will issue approximately 10.3 million convertible preferred units valued for pro forma purposes based on its $2.5 billion aggregate liquidation preference. These units are recorded in noncontrolling interest on the unaudited pro forma consolidated balance sheet. The preferred units are convertible into 10.3 million Charter Holdings common units based on a conversion feature as defined in the Bright House Contribution Agreement and further exchangeable into 10.3 million New Charter Class A common stock on a one-for-one basis. The preferred units are not included in the computation of pro forma diluted earnings per share on the unaudited consolidated pro forma statement of operations because the effect would have been antidilutive. The actual value of the Charter Holdings preferred units for accounting purposes will be recorded at fair value at the date of closing.

In connection with the Bright House Transaction, Charter and A/N will enter into a tax receivable agreement which will apply to an exchange or sale of the Charter Holdings common and preferred units between the partners that will provide for a payment by New Charter to A/N of 50% of the tax benefit that will be realized by New Charter from the step-up in tax basis from the exchange or sale. Charter has not recorded a pro forma adjustment for this contingent consideration obligation in the preliminary purchase price allocation as it is impractical to estimate its fair value since the tax benefit is dependent on future uncertain events that are outside New Charter’s control. A future exchange or sale is not based on a fixed and determinable date and the exchange or sale is not certain to occur. If and when an exchange or sale occurs in the future, the undiscounted value of the obligation is estimated to be in the range of zero to $2 billion depending on measurement of the tax step-up in the future and New Charter’s ability to realize the tax benefit in the subsequent periods following the exchange or sale.

(f)	No pro forma adjustment was recorded to net deferred income tax liabilities directly attributable to the Bright House Transaction in the unaudited pro forma consolidated balance sheet. New Charter will record net deferred tax liabilities related to its investment in Charter Holdings following the Comcast Transactions and the Bright House Transaction similar to Charter’s recognition of net deferred tax liabilities in its existing investment in Charter Communications Holding Company, LLC (“Charter Holdco”). Due to Charter’s valuation allowance position, the net deferred tax liabilities in its investment in Charter Holdco are largely attributable to the characterization of franchises for financial reporting purposes as indefinite-lived. Upon A/N’s contribution of substantially all of the Bright House assets and liabilities to Charter Holdings, it is not anticipated to significantly change the component of Charter’s investment in Charter Holdings that relates to differences between book and tax for its franchise assets.

(g)	Represents the elimination of $480 million of pension and other benefit related liabilities not assumed in the Bright House Transaction and the elimination of other long-term liabilities assumed to have no fair value in purchase accounting.

(h)	Reflects the following adjustment (in millions).

Elimination of Bright House’s historical shareholders’ equity	$(3,016)
Issuance of New Charter Class A common stock to Liberty (see Note 2a)	700
Issuance of New Charter Class B common stock to A/N	155
Advisor fees and other expenses directly related to the Bright House Transaction	(55)

Controlling interest	$(2,216)

Advisor fees and other expenses directly related to the Bright House Transaction of $55 million are not reflected in the unaudited pro forma statements of operations and consist primarily of investment banking fees and legal fees.

(i)	Represents the following for the year ended December 31, 2014 (in millions).

Elimination of pension plans and costs related to parent company obligations not assumed by Charter in the Bright House Transaction	$(54)
Adjustment to capitalize residential installation labor and other labor costs to conform to Charter’s capitalization accounting policy	(112)
Reclassification to conform to Charter’s financial statement classification for processing fees revenue	55
Reclassification to conform to Charter’s financial statement classification for other operating expense, net	(3)

Total pro forma adjustment	$(114)

(j)	Charter increased depreciation and amortization by $377 million for the year ended December 31, 2014 as follows (in millions).

	Depreciation	Amortization	Total
Bright House pro forma expense based on fair value	$444	$349	$793
Bright House historical expense			(416)

Total pro forma depreciation and amortization adjustment			$377

The increase was estimated using a preliminary average useful life of 6 years for property, plant and equipment and 9 years for customer relationships. Customer relationships are amortized using an accelerated method (sum of the years’ digits) to reflect the period over which the relationships are expected to generate cash flows. The effect of a one-year decrease in the weighted average useful life of property, plant and equipment would be an increase to depreciation expense of approximately $89 million for the year ended December 31, 2014. The effect of a one-year increase would result in a decrease of approximately $63 million for the year ended December 31, 2014. The pro forma adjustments are based on current estimates and may not reflect actual depreciation and amortization once the purchase price allocation is finalized and final determination of useful lives are made.

(k)	For the year ended December 31, 2014, interest expense, net increased by $37 million representing expected additional interest expense on debt to be incurred to fund the Bright House Transaction and related amortization of deferred financing fees offset by the elimination of historical interest expense incurred by Bright House as debt is not assumed in the Bright House Transaction. Although the nature of the debt financing may be secured by bank debt or unsecured bonds, for pro forma purposes the $2.0 billion of debt issued for the Bright House Transaction was assumed to be based on current market interest rates on bank debt.

(l)	Reflects the following noncontrolling interest adjustment for the year ended December 31, 2014 (in millions).

Charter Holdings pro forma net income for the Comcast Transactions and Bright House Transaction	$1,138
Charter Holdings 6% cash dividend to preferred unit holders	(150)

Charter Holdings pro forma net income	988
A/N pro forma noncontrolling interest in Charter Holdings excluding preferred units	21.5%

Noncontrolling interest expense—Charter Holdings common units	212
Noncontrolling interest expense—Charter Holdings preferred units	150

Noncontrolling interest expense pro forma adjustment	$362

The allocation of Charter Holdings’ net income to noncontrolling interest for financial reporting purposes is first allocated to the preferred units for its stated dividend following its aggregate liquidation preference. The residual Charter Holdings net income is allocated to the common unit holders in Charter Holdings based on the relative economic common ownership interests in Charter Holdings. A/N’s relative economic common ownership interest in Charter Holdings used for pro forma purposes is 21.5%.

(m)	No pro forma adjustment was recorded to income tax benefit (expense) directly attributable to the Bright House Transaction in the unaudited pro forma consolidated statement of operations. Due to Charter’s valuation allowance position, Charter’s deferred tax expense is primarily related to changes to the component of Charter’s investment in Charter Holdco that relates to differences between book and tax for its indefinite-lived franchise assets. Although the initial A/N contribution of substantially all of the Bright House assets and liabilities to Charter Holdings is not anticipated to significantly change the differences between book and tax for its franchise component of New Charter’s investment, post combination tax allocations from Charter Holdings are anticipated to create changes in the franchise component. Charter is currently unable to estimate how those post combination changes would have impacted income tax benefit (expense) on a pro forma basis.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS

AND EXECUTIVE OFFICERS OF CHARTER

The following table sets forth information as of February 28, 2015 regarding the beneficial ownership of Charter’s Class A common stock by:

•	each holder of more than 5% of our outstanding shares of common stock;

•	each of our directors and Named Executive Officers; and

•	all of our directors and executive officers as a group.

	Shares Beneficially Owned(1)
Name	Number	Percent of Class
5% Stockholders:
Liberty Broadband Corporation(2)	28,838,718	25.74%
SPO Advisory Corp., John H. Scully and Edward H. McDermott(3)	7,648,448	6.83%
Berkshire Hathaway Inc.(4)	6,198,237	5.53%

Directors and Executive Officers:
W. Lance Conn	8,456	*
Michael P. Huseby	2,223	*
Craig Jacobson	16,333	*
Gregory B. Maffei(5)	—	*
John C. Malone(5)	—	*
John D. Markley, Jr.	36,106	*
David C. Merritt	8,456	*
Balan Nair	2,223	*
Eric L. Zinterhofer	11,323	*
Thomas M. Rutledge(6)	880,744	*
Christopher L. Winfrey(7)	436,082	*
John Bickham(8)	273,500	*
Donald F. Detampel, Jr.(9)	90,284	*
Jonathan Hargis(10)	29,963	*

All executive officers and directors as a group (23 persons)(11)	2,026,647	1.79%

*	less than 1%
(1)	Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Shares shown in the table above include shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account. Common stock subject to options that are currently exercisable or exercisable within 60 days of February 28, 2015 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. The calculation of this percentage assumes for each person the acquisition by such person of all shares that may be acquired upon exercise of warrants to purchase shares of Class A common stock. Percentage of beneficial ownership is based on 112,017,373 shares of Class A common stock outstanding as of February 28, 2015. Except as disclosed in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is 400 Atlantic Street, Stamford, CT 06901.

(2)	Based on the Schedule 13D filed by Liberty on November 13, 2014. Such reported amount included warrants to purchase 1,083,296 shares of Class A common stock that were fully exercisable as of such date. Such warrants were subsequently exercised on November 17, 2014 based upon the Form 4 Report filed by Liberty on November 19, 2014. The address of Liberty Broadband is 12300 Liberty Boulevard, Englewood, Colorado 80112. On May 1, 2013, Liberty Media Corporation (“Liberty Media”) acquired beneficial ownership of 27,941,873 shares of Class A common stock in a private transaction involving three stockholders of Charter pursuant to a stock purchase agreement dated March 19, 2013.
(3)	The equity ownership reported in this table is based on the reporting persons’ most recently available Schedule 13G/A dated December 31, 2014 and filed on February 17, 2015. Reported total includes shares beneficially owned by the reporting persons as follows: Sole voting and dispositive power of SPO Partners II, L.P. (“SPO”) as to 7,128,948 of the shares reported as beneficially owned is exercised through its sole general partner, SPO Advisory Partners, L.P. (“SPO Advisory Partners”). Sole voting and dispositive power of SPO Advisory Partners as to 7,128,948 of the shares reported as beneficially owned is exercised through its sole general partner, SPO Advisory Corp. (“SPO Advisory Corp.”). Sole voting and dispositive power of San Francisco Partners, L.P. (“SFP”) as to 443,600 of the shares reported as beneficially owned is exercised through its sole general partner, SF Advisory Partners, L.P. (“SF Advisory Partners”). Sole voting and dispositive power of SF Advisory Partners as to 443,600 of the shares reported as beneficially owned is exercised through its sole general partner, SPO Advisory Corp. Sole voting and dispositive power of SPO Advisory Corp. as to 7,572,548 of the shares reported as beneficially owned is exercised through its three controlling persons, John H. Scully (“JHS”), Edward H. McDermott (“EHM”) and Eli J. Weinberg (“EJW”). Of the shares reported as beneficially owned, 12,300 shares are held in JHS’ individual retirement account which is self-directed and 63,000 shares may be deemed to be beneficially owned by JHS solely in his capacity as a controlling person, sole director and executive officer of the Phoebe Snow Foundation, Inc. (“PSF”). Shared voting and dispositive power as to 7,572,548 of the shares reported as beneficially owned may be deemed to be beneficially owned by JHS solely in his capacity as one of three controlling persons of SPO Advisory Corp. Sole voting and dispositive power of PSF as to 63,000 of the shares reported as beneficially owned is exercised through its controlling person, sole director and executive officer, JHS. Of the shares reported as beneficially owned, 600 shares are held by EHM in his individual retirement account which is self-directed. Shared voting and dispositive power as to 7,572,548 of the shares reported as beneficially owned may be deemed to be beneficially owned by EHM solely in his capacity as one of three controlling persons of SPO Advisory Corp. Shared voting and dispositive power as to 7,572,548 of the shares reported as beneficially owned may be deemed to be beneficially owned by EJW solely in his capacity as one of three controlling persons of SPO Advisory Corp. The principal business address of all reporting persons is: 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SPO, SPO Advisory Partners and SF Advisory Partners are Delaware limited partnerships. SFP is a California limited partnership. SPO Advisory Corp. and PSF are Delaware corporations. JHS, EHM and EJW are all citizens of the United States of America.
(4)

The equity ownership reported in this table is based on the reporting persons’ most recently available Schedule 13G dated December 31, 2014 and filed on February 17, 2015 filed by Berkshire Hathaway Inc., 3555 Farnam Street, Omaha, Nebraska 68131 (“BH”), Warren E. Buffett, 3555 Farnam Street, Omaha Nebraska 68131 (“WB”), National Indemnity Company, 3024 Harney Street, Omaha Nebraska 68131 (“NIC”), GEICO Corporation, One GEICO Plaza, Washington DC 20076 (“GEICO”), Government Employees Insurance Company, One GEICO Plaza, Washington DC 20076 (GEIC”), GEICO Advantage Insurance Company, One GEICO Plaza, Washington DC 20076 (“GAIC”), GEICO Casualty Company, One GEICO Plaza, Washington DC 20076 (“GCC”), GEICO Choice Insurance Company, One GEICO Plaza, Washington DC 20076 (“GCIC”), GEICO Secure Insurance Company (“GSIC”), The Buffalo News Drivers/Distributors Pension Plan, One News Plaza, Buffalo New York 14240 (“BNDDPP”), Buffalo News Editorial Pension Plan, One News Plaza, Buffalo, New York 14240 (“BNEPP”), BNSF Master Retirement Trust, c/o BNSF Railway, 2650 Lou Menk Drive, Fort Worth, Texas 76131 (“BNSF”), Buffalo News Mechanical Pension Plan (“BNMPP”), Buffalo News Office Pension Plan (“BNOPP”), Flight Safety International Inc. Retirement Income Plan (“FSI”), Fruit of the Loom Pension Trust (“FLPT”), GEICO Corporation Pension Plan Trust (“GCPPT”), General Re Corporation Employment Retirement Trust

(“GRCERT”), Johns Manville Corporation Master Pension Trust (JMCMPT”), Benjamin Moore & Co. Revised Retirement Income Plan (“BMCRRIP”) and Lubrizol Master Trust Pension, c/o The Lubrizol Corporation, 29400 Lakeland Blvd., Wickliffe, Ohio 44092 (“LMTP”). The 13G reports as follows: WB and BH have shared voting and dispositive power over 6,198,237 of the reported shares; NIC and GEICO have shared voting and dispositive power over 4,283,955 of the reported shares; GEIC has shared voting and dispositive power over 1,749,392 of the reported shares; GAIC has shared voting and dispositive power over 408,468 of the reported shares; GCC has shared voting and dispositive power over 1,726,829 of the reported shares; GCIC has shared voting and dispositive power over 212,105 of the reported shares; GSIC has shared voting and dispositive power over 187,161 of the reported shares; BNDDPP has shared voting and dispositive power over 6,800 of the reported shares; BNEPP has shared voting and dispositive power over 9,000 of the reported shares; BNSF has shared voting and dispositive power over 804,215 of the reported shares; BNMPP has shared voting and dispositive power over 16,000 of the reported shares; BNOPP has shared voting and dispositive power over 5,000 of the reported shares; FSI has shared voting and dispositive power over 156,067 of the reported shares; FLPT has shared voting and dispositive power over 50,000 of the reported shares; GCPPT has shared voting and dispositive power over 100,000 of the reported shares; GRCERT has shared voting and dispositive power over 317,000 of the reported shares; JMCMPT has shared voting and dispositive power over 100,000 of the reported shares; BMCRRIP has shared voting and dispositive power over 200 of the reported shares; and LMTP has shared voting and dispositive power over 350,000 of the reported shares.
(5)	Mr. Maffei is the President and Chief Executive Officer and Mr. Malone is the Chairman of the Board of Liberty which beneficially owns 25.74% of our Class A common stock and they each expressly disclaim beneficial ownership of any shares owned by Liberty.
(6)	Includes: 152,927 shares of restricted stock issued pursuant to the Stock Incentive Plan that are not yet vested, but eligible to be voted; 150,000 time-vesting options vested and exercisable; and 335,100 performance-vesting options vested and exercisable.
(7)	Includes: 90,000 options vested and exercisable; 51,666 time-vesting options and 180,833 performance-vesting options that are vested and exercisable; and 6,459 time-vesting options exercisable within 60 days of February 28, 2015. Also includes 55,000 shares beneficially held by Mr. Winfrey and owned by Atalaya Management, LLC which is 100% owned by The Christopher Lawrence Winfrey Revocable Trust, a revocable trust pursuant to which Mr. Winfrey is the grantor and beneficiary with the power to revoke the trust.
(8)	Includes: 116,000 shares of restricted stock issued pursuant to the Stock Incentive Plan that are not yet vested, but eligible to be voted. Also includes 35,000 time-vesting options and 70,000 performance-vesting options that are vested and exercisable; 17,500 time-vesting options exercisable within 60 days of February 28, 2015; and 35,000 performance-vesting options exercisable within 60 days of February 28, 2015.
(9)	Includes: 8,750 options and 12,916 time-vesting options that are vested and exercisable. Also includes 6,459 time-vesting options exercisable within 60 days of February 28, 2015.
(10)	Includes: 13,333 time-vesting options that are vested and exercisable; 8,333 time-vesting options exercisable within 60 days of February 28, 2015 and 5,000 restricted stock units vesting within 60 days of February 28, 2015.
(11)	Includes: options and restricted stock units that are exercisable or eligible to become vested within sixty days of February 28, 2015, and the shares of our Class A common stock beneficially owned described in footnotes (6), (7), (8), (9) and (10).

DESCRIPTION OF CCH I, INC. CAPITAL STOCK

The following is a summary of the material terms of New Charter’s capital stock as of the effective times of the Mergers and is not complete. You should also refer to (1) New Charter’s amended and restated certificate of incorporation, which will be in effect as of the effective times of the Mergers and a form of which, was filed as Exhibit 3.1 to the Registration Statement of which this prospectus is a part, and is incorporated herein by reference, (2) New Charter’s amended and restated bylaws, which will be in effect as of the effective times of the Mergers and a form of which was filed as Exhibit 3.2 to the Registration Statement of which this prospectus is a partand is incorporated herein by reference and (3) the applicable provisions of the DGCL. The following summary should be read in conjunction with the section entitled “Comparison of Rights of Stockholders Before and After the Comcast Transactions”. In addition, certain amendments to New Charter’s certificate of incorporation will be submitted to a vote of stockholders in connection with the Bright House Transaction. Further information regarding these amendments will be included in the Bright House Proxy Statement.

Authorized Capital Stock

Under New Charter’s amended and restated certificate of incorporation, the total authorized capital stock of New Charter will consist of:

•	900,000,000 shares of Class A common stock, par value $0.001 per share;

•	25,000,000 shares of Class B common stock, par value $0.001 per share; and

•	250,000,000 shares of preferred stock, $0.001 per share.

Common Stock

Holders of shares of New Charter’s capital stock will be entitled to vote on all matters submitted to a vote of New Charter’s stockholders, including the election of directors, as follows:

•	shares of New Charter Class A common stock will be entitled to one vote per share; and

•	shares of the New Charter Class B common stock will be entitled to a number of votes per share, which at all times when shares of Class B common stock are outstanding represent 35% of the combined voting power of New Charter’s capital stock, on a fully diluted basis.

The holders of New Charter common stock and their respective affiliates do not have cumulative voting rights.

Subject to limitations under the DGCL, preferences that may apply to any outstanding shares of New Charter preferred stock, and contractual restrictions, holders of each class of New Charter common stock will be entitled to receive ratably dividends or other distributions when and if declared by the New Charter board of directors. In addition to such restrictions, whether any future dividends are paid to New Charter’s stockholders will depend on decisions that will be made by the New Charter board of directors and will depend on then-existing conditions, including New Charter’s financial condition, contractual restrictions, corporate law restrictions, capital requirements and business prospects. The ability of the board of directors to declare dividends also will be subject to the rights of any holders of outstanding shares of New Charter’s preferred stock and the availability of sufficient funds under the DGCL to pay dividends.

In the event of any liquidation, dissolution or winding up of New Charter, the holders of New Charter Class A common stock and New Charter Class B common stock will be entitled to share pari passu in the net assets of Charter available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding class of New Charter’s preferred stock.

Pursuant to New Charter’s amended and restated certificate of incorporation, the holders of New Charter Class A common stock and New Charter Class B common stock have no preemptive rights.

After the Mergers, shares of New Charter Class A common stock will trade on the NASDAQ. Charter stockholders should contact the transfer agent, at the phone number or address listed below, if they have questions concerning transfer of ownership or other matters pertaining to their stock accounts.

Computershare

P.O. Box 30170

College Station, Texas 77842-3170

Telephone: (866)-245-6077 (Toll Free); (201) 680-6578 (Toll)

Preferred Stock

Under the terms of New Charter’s amended and restated certificate of incorporation, the New Charter board of directors is authorized to issue from time to time up to an aggregate of 250 million shares of series of preferred stock and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. If the New Charter board of directors decides to issue shares of preferred stock to persons supportive of current management, this could render more difficult or discourage an attempt to obtain control of the company by means of a merger, tender offer, proxy contest or otherwise. Authorized but unissued shares of preferred stock also could be used to dilute the stock ownership of persons seeking to obtain control of New Charter.

COMPARISON OF THE RIGHTS OF STOCKHOLDERS BEFORE AND

AFTER THE COMCAST TRANSACTIONS

The rights of Charter stockholders are currently governed by the DGCL and Charter’s amended and restated certificate of incorporation and amended and restated bylaws. Upon completion of the Charter Merger, the rights of Charter stockholders who become stockholders of New Charter in the Charter Merger will be governed by the DGCL and New Charter’s amended and restated certificate of incorporation and amended and restated bylaws. As further described below, the amended and restated certificate incorporation and amended and restated bylaws of Charter before the Comcast Transactions and New Charter following the Comcast Transactions are expected to be substantially the same. However, certain amendments to New Charter’s certificate of incorporation will be submitted to a vote of stockholders in connection with the Bright House Transaction. Further information regarding these amendments will be included in the Bright House Proxy Statement.

This section of the prospectus describes the material differences between the rights of Charter stockholders and New Charter stockholders. In addition, this section contains a summary of certain relevant provisions of Delaware corporate law. This section does not include a complete description of all differences among the rights of these stockholders, nor does it include a complete description of the specific rights of these stockholders. Furthermore, the identification of some of the differences in the rights of these stockholders as material is not intended to indicate that other differences that may be equally important do not exist.

All Charter stockholders are urged to read carefully the relevant provisions of the DGCL, as well as the certificates of incorporation and amended and restated bylaws of Charter and New Charter. The certificate of incorporation and amended and restated bylaws of New Charter which will be in effect upon completion of the Mergers will be substantially in the form filed as Exhhibits 3.1 and 3.2 to the Registration Statement of which this prospectus is a part. Copies of Charter’s amended and restated certificate of incorporation and amended and restated bylaws are available to Charter stockholders upon request. See “Where You Can Find Additional Information”.

Capitalization

Charter. The authorized capital stock of Charter consists of:

•	900,000,000 shares of Charter Class A common stock, par value $0.001 per share;

•	25,000,000 shares of Charter Class B common stock, par value $0.001 per share; and

•	250,000,000 shares of Charter preferred stock, par value $0.001 per share.

There is no Charter Class B common stock or Charter preferred stock outstanding. Shares of Charter Class B common stock may at all times be held only by certain authorized holders, including (1) Paul G. Allen, (2) his estate, spouse, immediate family members and heirs and (3) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners or other owners of which consist exclusively of Mr. Allen or such other persons or entities referred to in clause (2) above or a combination thereof, who we refer to collectively as the “Authorized Class B Holders.” Each share of Charter Class B common stock transferred to one or more persons or entities other than Authorized Class B Holders shall automatically convert into one fully paid and non-assessable share of Charter Class A common stock upon such transfer. Pursuant to the terms of Charter’s Amended and Restated Certificate of Incorporation, on January 18, 2011 the independent directors caused a conversion of the shares of Charter Class B common stock into shares of Class A common stock on a one-for-one basis.

New Charter. The authorized capital stock of New Charter will at the effective time of the Mergers consist of:

•	900,000,000 shares of New Charter Class A common stock, par value $0.001 per share;

•	25,000,000 shares of New Charter Class B common stock, par value $0.001 per share; and

•	250,000,000 shares of New Charter Preferred Stock, par value $0.001 per share.

Shares of New Charter Class B common stock will be permitted to be held at all times only by the Authorized Class B Holders. Each share of New Charter Class B common stock transferred to one or more persons or entities other than Authorized Class B Holders shall be automatically converted into one fully paid and non-assessable share of New Charter Class  A common stock upon such transfer.

Voting Rights

Charter. Holders of shares of Charter’s capital stock are entitled to vote on all matters submitted to a vote of Charter’s stockholders, including the election of directors, as follows:

•	shares of Charter Class A common stock are entitled to one vote per share; and

•	shares of Charter Class B common stock are entitled to a number of votes per share, which at all times when shares of Charter Class B common stock are outstanding represent 35% of the combined voting power of the Charter’s capital stock, on a fully diluted basis.

New Charter. Holders of shares of New Charter’s capital stock are entitled to vote on all matters submitted to a vote of New Charter’s stockholders, including the election of directors, as follows:

•	shares of New Charter Class A common stock are entitled to one vote per share; and

•	shares of New Charter Class B common stock are entitled to a number of votes per share, which at all times when shares of New Charter Class B common stock are outstanding represent 35% of the combined voting power of the New Charter’s capital stock, on a fully diluted basis.

Number and Election of Directors

Delaware. The DGCL permits the certificate of incorporation or the bylaws of a corporation to contain provisions governing the number and terms of directors. However, if the certificate of incorporation contains provisions fixing the number of directors, that number may not be changed without amending the certificate of incorporation. The DGCL also permits the certificate of incorporation of a corporation or a bylaw adopted by the stockholders to provide that directors be divided into one, two or three classes, with staggered terms of office usually of three years each. The DGCL also permits the certificate of incorporation to confer upon holders of any class or series of stock the right to elect one or more directors to serve for the terms and have the voting powers as are stated in the certificate of incorporation. The terms of office and voting powers of directors so elected may be greater or less than those of any other director or class of directors.

Charter. Charter’s amended and restated bylaws fix the size of the board of directors at 11 members, and the Charter board of directors currently has 11 members. If there are any shares of Charter Class B common stock outstanding, the holders of Charter Class B common stock have the right to elect 35% of the members of the board of directors (rounded up to the next whole number), and the remaining directors will be elected by majority vote of the holders of Charter Class A common stock (and any series of preferred stock then entitled to vote at an election of the directors).

Charter’s amended and restated certificate of incorporation and amended and restated bylaws do not provide for a staggered board of directors. The holders of Charter common stock do not have cumulative voting rights with respect to the election of directors.

New Charter. New Charter’s amended and restated bylaws will fix the size of the board of directors at members, and the New Charter board of directors will have ten members. If there are any shares of New Charter Class B common stock outstanding, the holders of New Charter Class B common stock have the right to elect

35% of the members of the board of directors (rounded up to the next whole number), and all other members of the board of directors will be elected by majority vote of the holders of New Charter Class A common stock (and any series of preferred stock then entitled to vote at an election of the directors).

New Charter’s amended and restated certificate of incorporation and amended and restated bylaws do not provide for a staggered board of directors. The holders of New Charter common stock do not have cumulative voting rights with respect of the election of directors.

Vacancies on the Board of Directors and Removal of Directors

Delaware. Under the DGCL, unless otherwise provided in the certificate of incorporation or the by-laws, vacancies on a board of directors and newly created directorships resulting from an increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director; however, in the case of a classified board of directors, as provided by the DGCL, such vacancies and newly created directorships may be filled by a majority of the directors elected by such class or by the sole remaining director so elected. In the case of a classified board of directors, directors elected to fill vacancies or newly created directorships will hold office until the next election of the class for which those directors have been chosen or until their successors have been duly elected and qualified. In addition, under the DGCL, if, at the time of the filling of any such vacancy or newly created directorship, the directors in office constitute less than a majority of the whole board of directors (as constituted immediately before any such increase), the Delaware Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of outstanding shares entitled to vote for such directors, summarily order an election to fill any such vacancy or newly created directorship, or replace the directors chosen by the directors then in office.

The DGCL also provides that a director or directors may be removed, with or without cause, by the holders of a majority in voting power of the shares then entitled to vote at an election of directors, except that:

•	members of a classified board of directors may be removed only for cause, unless the certificate of incorporation provides otherwise; and

•	in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against the director’s removal would be sufficient to elect the director if then cumulatively voted at an election of the entire board of directors or of the class of directors of which the director is a part.

Charter. Any vacancies on the Charter board of directors resulting from death, resignation, disqualification, removal or other cause of a member of the Charter board of directors elected by the holders of Charter Class A common stock voting separately as a class (or if any holders of preferred stock are entitled to vote thereon together with the holders of Charter Class A common stock, as one class with such holders of preferred stock), shall be filled by majority vote of the remaining director or directors so elected or so appointed by the holders of Charter Class A common stock, even if less than a quorum, or if there are no such directors or such directors fail to fill such vacancies within thirty (30) days, by the vote of the holders of Charter Class A common stock, voting separately as a class (or if any holders of preferred stock are entitled to vote thereon together with the holders of Charter Class A common stock, as one class with such holders of preferred stock).

Any director may be removed from office for cause by the affirmative vote of a majority of the voting power of the outstanding shares of Charter common stock (and any series of preferred stock then entitled to vote at an election of directors). Any director elected by the vote of the holders of Charter Class A common stock voting separately as a class may be removed from office at any time, without cause, solely by the affirmative vote of a majority of the voting power of the outstanding shares of Charter Class A common stock, voting separately as a class.

New Charter. Same as Charter.

Amendment of the Amended and Restated Certificate of Incorporation

Delaware. Under the DGCL, after a corporation has received payment for its capital stock, unless the certificate of incorporation requires a greater vote, a proposed amendment to the certificate of incorporation requires a declaration by the board of directors of the amendment’s advisability and, except with respect to a certificate of designations or a short form merger to change the corporation’s name, an affirmative vote of a majority of the voting power of the outstanding stock entitled to vote thereon and a majority of the voting power of the outstanding stock of each class entitled to vote thereon.

Charter. The provisions of the DGCL regarding amendments to the certificate of incorporation govern amendments to the Charter’s amended and restated certificate of incorporation, except that any proposal to alter, amend or repeal, or to adopt any provision inconsistent with, Article EIGHTH (certain business combination) will require the affirmative vote of the holders of not less than a majority of the votes entitled to be cast by the holders of all of the then outstanding shares of voting stock, voting together as a single class, excluding voting stock beneficially owned by any “interested stockholder” (each as defined in Charter’s amended and restated certificate of incorporation).

New Charter. Same as Charter.

Amendment of the Amended and Restated Bylaws

Delaware. Under the DGCL, the power to adopt, alter and repeal bylaws is vested in the stockholders, except to the extent that a corporation’s certificate of incorporation vests concurrent power in the board of directors.

Charter. The Charter bylaws may be adopted, made, amended, supplemented or repealed (i) by the Charter board of directors by vote of a majority of the board or (ii) by the stockholders by a majority of the shares of capital stock present or represented by proxy and entitled to vote thereon at a meeting of the stockholders. Notwithstanding the foregoing, any amendment, supplement or repeal of Section 3.2 (number, term and vacancies of directors), Section 4.6 (proportionate committee representation) or Article XI (amendments) will require a majority vote of the holders of Charter Class A common stock and a majority vote of the holders of Charter Class B common stock, each voting as a separate class.

New Charter. Same as Charter.

Action by Written Consent of Stockholders

Delaware. Under the DGCL, unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a written consent or consents setting forth the action taken is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote upon such action were present and voted.

Charter. Charter’s amended and restated certificate of incorporation and amended and restated bylaws do not change these provisions of the DGCL.

New Charter. Same as Charter.

Notice of Stockholders’ Meeting

Delaware. The DGCL requires notice of stockholders meetings to be sent to all stockholders of record entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting, except with regard to a meeting where the stockholders are asked to vote upon a business combination or a sale of all or substantially all the corporation’s assets, in which case notice shall be delivered not less than 20 nor more than 60 days before the date of the meeting.

Charter. Charter’s amended and restated bylaws provide that notice of the purpose or purposes, place, date and hour of a meeting of stockholders must be given not less than 10 or more than 60 days before the date of the meeting, to each stockholder entitled to vote at such meeting.

New Charter. Same as Charter.

Ability to Call Special Meetings of Stockholders

Delaware. The DGCL law provides that a special meeting of stockholders may be called by the board of directors or by any person or persons authorized by the certificate of incorporation or the by-laws. The DGCL also provides that if there is a failure to hold an annual meeting or to take action by written consent to elect directors in lieu of an annual meeting for a period of 30 days after the date designated for the annual meeting of stockholders, or, if no date has been designated, for a period of 13 months after the latest to occur of the organization of the corporation, its last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, a Delaware court may summarily order a meeting to be held upon the application of any stockholder or director.

Charter. Charter’s amended and restated bylaws provide that, subject to the rights of holders of any series of preferred stock, special meetings of Charter stockholders may be called only by the Chairman of the Charter board of directors, the Chief Executive Officer or a majority of the Charter board of directors. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting pursuant to the notice of the meeting given by Charter.

New Charter. Same as Charter.

Notice of Stockholder Action

Charter. Charter’s amended and restated bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely prior written notice of their proposals. To be timely, a stockholder’s notice must be received at Charter’s principal executive offices not less than 45 days nor more than 70 days prior to the first anniversary of the date on which Charter first mailed the proxy statement for the prior year’s annual meeting. If, however, the date of the annual meeting is more than 30 days before or after the anniversary date of the prior year’s annual meeting, notice by the stockholder must be received not less than 90 days prior to the annual meeting or by the 10th day following the public announcement of the date of the meeting, whichever occurs later, and not more than 120 days prior to the annual meeting. Charter’s amended and restated bylaws specify requirements as to the form and content of a stockholder’s notice. These provisions may limit a stockholder in bringing matters before an annual meeting of stockholders or in making nominations for directors at an annual meeting of stockholders.

New Charter. Same as Charter.

Limitation of Personal Liability of Directors and Officers

Delaware. The DGCL provides that a corporation may include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, the provision may not eliminate or limit the liability of a director for:

•	breach of the duty of loyalty;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends, certain stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Charter. Charter’s amended and restated certificate of incorporation provides that directors are exempt from personal liability to Charter or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL.

New Charter. Same as Charter.

Indemnification of Directors and Officers

Delaware. The DGCL provides that, subject to certain limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of the directors who were not parties to the suit or proceeding, if the person:

•	acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in some circumstances, at least not opposed to its best interests; and

•	in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The DGCL also permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by the DGCL to indemnify such person for reasonable expenses incurred thereby. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that the person is not entitled to be so indemnified.

Charter. Charter’s amended and restated bylaws provide for the mandatory indemnification of any director, officer, employee or agent who is made a party or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered in connection with such action, suit or proceeding to the fullest extent authorized by the DGCL.

Charter’s amended and restated bylaws also provide for the advancement of expenses, subject to receipt of an undertaking to repay such amounts if it is ultimately determined that such person is not entitled to be indemnified pursuant to the terms of the bylaws or otherwise.

New Charter. Same as Charter.

Preemptive Rights of Stockholders

Delaware. The DGCL provides that no stockholder has any preemptive rights to purchase additional securities of a corporation unless the corporation’s certificate of incorporation expressly grants those rights.

Charter. Charter’s amended and restated certificate of incorporation does not grant preemptive rights to stockholders.

New Charter. Same as Charter.

Dividends

Delaware. The DGCL provides that corporations may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Charter. Charter’s amended and restated certificate of incorporation and amended and restated bylaws do not change these provisions of the DGCL.

New Charter. Same as Charter.

Inspection of Stockholder Lists

Delaware. The DGCL allows any stockholder to inspect the stock ledger and the other books and records of a corporation for a purpose reasonably related to that person’s interest as a stockholder.

Charter. Charter’s amended and restated certificate of incorporation and amended and restated bylaws do not change these provisions of the DGCL.

New Charter. Same as Charter.

Delaware Anti-Takeover Statute

Delaware. Delaware corporate law contains a business combination statute that protects domestic corporations from hostile takeovers and from actions following such a takeover, by prohibiting some transactions once an acquiror has gained a significant holding in the corporation. Delaware corporate law generally prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless:

•	the board of directors of the target corporation has approved, before the acquisition date, either the business combination or the transaction that resulted in the person becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the corporation’s voting stock (excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer); or

•	after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized by the vote of at least 66-2/3% of the outstanding voting stock not owned by the interested stockholder.

These restrictions on interested stockholders do not apply under some circumstances, including if the corporation’s original certificate of incorporation contains a provision expressly electing not to be governed by the Delaware statute regulating business combinations, or if the corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by these provisions of Delaware corporate law (and such amendment is duly approved by the stockholders entitled to vote thereon).

Charter. Charter has not opted out of Section 203 of the DGCL, which contains these restrictions on interested stockholders, in its certificate of incorporation. In addition, provisions of Charter’s amended and restated certificate of incorporation and amended and restated bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect.

New Charter. Same as Charter.

Rights of Dissenting Stockholders

Delaware. The DGCL provides stockholders of a corporation involved in a merger the right to demand and receive payment of the fair value of their stock in certain mergers. As a general matter, appraisal rights are not available with respect to shares:

•	listed on a national securities exchange;

•	designated as a national market system security on an interdealer quotation system operated by the National Association of Securities Dealers, Inc.; or

•	held of record by more than 2,000 stockholders;

•	unless holders of shares are required to accept in the merger anything other than any combination of:

•	shares of stock of the surviving corporation in the merger or depository receipts in respect thereof;

•	shares of stock (or depository receipts in respect thereof) of another corporation that, at the effective date of the merger, will be:

•	listed on a national securities exchange;

•	designated as a national market system security on an interdealer quotation system operated by the National Association of Securities Dealers, Inc.; or

•	held of record by more than 2,000 holders; and

•	cash instead of fractional shares of stock or depository receipts received.

Charter. Charter’s amended and restated certificate of incorporation and amended and restated bylaws do not change these provisions of the DGCL.

New Charter. Same as Charter.

Transactions Involving Officers or Directors

Delaware. The DGCL provides that a corporation may lend money to, or guarantee any obligation incurred by, its officers or directors if, in the judgment of the board of directors, the loan or guarantee may reasonably be expected to benefit the corporation. Any other contract or transaction between the corporation and one or more of its directors or officers is neither void nor voidable solely because the interested director or officer was present, participates or votes at the board or board committee meeting that authorizes the contract or transaction, if either:

•	the director’s or officer’s interest is made known to the disinterested directors or the stockholders of the corporation, who thereafter approve the transaction in good faith; or

•	the contract or transaction is fair to the corporation as of the time it is approved or ratified by either the board of directors, a committee thereof, or the stockholders.

Charter. Charter’s amended and restated certificate of incorporation and amended and restated bylaws do not change these provisions of the DGCL.

New Charter. Same as Charter.

Mergers, Acquisitions, Share Purchases and Certain Other Transactions

Delaware. Under the DGCL, a merger, consolidation or sale of all or substantially all of a corporation’s assets must be approved by the board of directors and by a majority of the outstanding stock of the corporation entitled to vote thereon. However, no vote of stockholders of a constituent corporation surviving a merger is required, unless the corporation provides otherwise in its certificate of incorporation, if:

•	the Merger Agreement does not amend the certificate of incorporation of the surviving corporation;

•	each share of stock of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger; and

•	either no shares of common stock of the surviving corporation are to be issued or delivered pursuant to the merger or, if such common stock will be issued or delivered, it will not increase the number of shares of common stock outstanding immediately before the merger by more than 20%.

Additional supermajority voting requirements may be applicable in certain circumstances.

Charter. Charter’s amended and restated certificate of incorporation provides that the Charter board of directors may impose restrictions on the trading of Charter’s stock if (i) Charter has experienced an “owner shift” of at least 25 percentage points with respect to Charter’s equity during the relevant “testing period” for purposes of Section 382 of the Code, as amended, as reasonably determined by Charter in consultation with outside counsel; and (ii) the equity value of Charter has decreased to below $3.2 billion since Charter’s emergence from bankruptcy on November 30, 2009. These restrictions, which are intended to preserve Charter’s ability to use its net operating losses, may prohibit any person from acquiring stock of Charter if such person is a “5% shareholder” or would become a “5% shareholder” as a result of such acquisition. The restrictions will not operate to prevent any stockholder from disposing of shares and are subject to certain other exceptions relating to shares of common stock issued or issuable under the Plan. The board of director’s ability to impose these restrictions will terminate on November 30, 2014.

In addition, Charter’s amended and restated certificate of incorporation, in addition to any affirmative vote required by law or our amended and restated bylaws, a “business combination” (as defined in Charter’s amended and restated certificate of incorporation) involving as a party, or proposed by or on behalf of, an “interested stockholder,” an “affiliate,” or an “associate” of the “interested stockholder” (each as defined in Charter’s amended and restated certificate of incorporation) or a person who upon consummation of the “business combination” would become an “affiliate” or “associate” of an “interested stockholder” requires, unless prohibited by law, that (i) a majority of the members of Charter board of directors who are not an “affiliate” or “associate” or representative of an “interested stockholder” must determine that the “business combination,” including the consideration, is fair to Charter and its stockholders (other than any “interested stockholder” or its “affiliates and associates) and (ii) holders of a majority of the votes entitled to be cast by holders of all of the then outstanding shares of “voting stock” (as defined in our amended and restated certificate of incorporation), voting together as a single class (excluding voting stock beneficially owned by any “interested stockholder” or its “affiliate” or “associate”) must approve the transaction.

New Charter. Same as Charter.

Authorized but Unissued Shares

Charter. Charter’s authorized but unissued shares of common stock and preferred stock are available for future issuance without the approval of Charter stockholders. Charter may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Charter by means of a proxy contest, tender offer, merger or otherwise.

New Charter. Same as Charter.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The disclosure set forth under “Certain Relationships and Related Transactions” in the definitive proxy statement on Form DEF 14A filed with the SEC on March 18, 2015 is incorporated herein by reference.

For a description of the Charter Services Agreements entered into in connection with the Comcast Transactions, see “Additional Agreements Related to the Contribution and Spin Off, the Mergers, the Exchange and the Purchase—Charter Services Agreement—GreatLand Services Agreement”, “—Transition Services Agreement”.

LEGAL MATTERS

The validity of the issuance of common stock by New Charter pursuant to the Merger Agreement will be passed upon for New Charter by Wachtell, Lipton, Rosen & Katz. Wachtell, Lipton, Rosen & Katz will provide to New Charter a legal opinion regarding certain U.S. federal income tax matters relating to the Mergers.

EXPERTS

The consolidated financial statements of Charter Communications, Inc. and subsidiaries as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014 have been incorporated by reference herein, in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Bresnan Broadband Holdings, LLC and subsidiaries as of December 31, 2012 and 2011, and for each of the years in the two-year period ending December 31, 2012, have been incorporated by reference herein, in reliance upon the report of KPMG LLP, an independent auditor, appearing in our Current Report on Form 8-K filed on April 19, 2013, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The combined financial statements of the Comcast Cable Systems to be Contributed to Midwest Cable, Inc. as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014, and the related combined financial statement schedule included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein (which report on the combined financial statements expresses an unqualified opinion and includes an explanatory paragraph referring to the basis of presentation of the combined financial statements). Such combined financial statements and combined financial statement schedule have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statement of Midwest Cable, Inc. as of December 31, 2014 and September 22, 2014, included in this prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statement is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The combined financial statements of TWC Cable Systems to be Sold or Exchanged in the Divestiture Transactions with Charter Communications, Inc. (A Carve-Out of Time Warner Cable Inc.) as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, an independent auditor, as set forth in their report thereon and appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Bright House Networks, LLC as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, have been included herein in reliance upon the report of KPMG LLP, an independent auditor, included herein, and upon the authority of said firm as experts in accounting and auditing.

INDEX TO COMBINED FINANCIAL STATEMENTS

Index	Page
Combined Financial Statements of Comcast Cable Systems to be Contributed to Midwest Cable, Inc.
Audited Combined Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Combined Balance Sheet	F-3
Combined Statement of Income	F-4
Combined Statement of Cash Flows	F-5
Combined Statement of Changes in Parent Company Net Investment	F-6
Notes to Combined Financial Statements	F-7
Report of Independent Registered Public Accounting Firm	F-18
Schedule II—Valuation and Qualifying Accounts	F-19
Combined Financial Statements of TWC Cable Systems to be Sold or Exchanged in the Divestiture Transactions with Charter Communications, Inc. (A Carve-out of Time Warner Cable Inc.)
Audited Combined Financial Statements
Report of Independent Auditors	F-20
Combined Balance Sheet	F-21
Combined Statement of Operations	F-22
Combined Statement of Cash Flows	F-23
Combined Statement of Equity	F-24
Notes to Combined Financial Statements	F-25
Financial Statement of Midwest Cable, Inc.
Report of Independent Registered Public Accounting Firm	F-42
Balance Sheet	F-43
Notes to Financial Statement	F-44
Consolidated Financial Statements of Bright House Networks, LLC and Subsidiaries
Independent Auditors’ Report	F-45
Consolidated Balance Sheets	F-46
Consolidated Statements of Income	F-47
Consolidated Statements of Comprehensive Income	F-48
Consolidated Statements of Changes in Member’s Equity	F-49
Consolidated Statements of Cash Flows	F-50
Notes to Consolidated Financial Statements	F-51

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Midwest Cable, Inc.

Philadelphia, Pennsylvania

We have audited the accompanying combined balance sheets of the Comcast Cable Systems to be Contributed to Midwest Cable, Inc. (the “Company”) as of December 31, 2014 and 2013 and the related combined statements of income, cash flows, and changes in parent company net investment for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Comcast Cable Systems to be Contributed to Midwest Cable, Inc. as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1, the Company is an integrated business of Comcast Corporation and is not a stand-alone entity. The accompanying combined financial statements reflect the assets, liabilities, revenue, and expenses directly attributable to the Company, as well as allocations deemed reasonable by Comcast Corporation management, and do not necessarily reflect the combined financial position, results of operations, and cash flows that would have resulted had the Company been operated as a stand-alone entity during the periods presented.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

April 6, 2015

Comcast Cable Systems to be Contributed to Midwest Cable, Inc.

Combined Balance Sheet

As of December 31 (in millions)	2014	2013
Assets
Current Assets:
Cash and cash equivalents	$—	$—
Receivables (net of allowance for doubtful accounts of $17 and $18, respectively)	137	150
Programming receivables	16	14
Other current assets	12	9

Total current assets	165	173
Property and equipment, net	1,944	1,944
Franchise rights	5,561	5,561
Goodwill	1,241	1,241
Other intangible assets, net	72	78
Other noncurrent assets	2	2

Total assets	$8,985	$8,999

Liabilities and Parent Company net investment
Current Liabilities:
Accounts payable and accrued expenses related to trade creditors	$301	$283
Accrued payroll and employee benefits	65	41
Subscriber advance payments	18	18
Accrued expenses and other current liabilities	36	37

Total current liabilities	420	379
Deferred income taxes	2,843	2,842
Other noncurrent liabilities	62	54
Commitments and contingencies (See Note 8)
Parent Company net investment	5,660	5,724

Total liabilities and Parent Company net investment	$8,985	$8,999

See accompanying notes to combined financial statements.

Comcast Cable Systems to be Contributed to Midwest Cable, Inc.

Combined Statement of Income

Year ended December 31 (in millions, except per share data)	2014	2013	2012
Revenue	$4,641	$4,470	$4,275
Costs and Expenses:
Programming	1,034	972	888
Other operating and administrative	1,527	1,452	1,392
Advertising, marketing and promotion	347	338	319
Shared asset usage charge	127	124	111
Depreciation	513	512	529
Amortization	19	30	42

	3,567	3,428	3,281

Operating income	1,074	1,042	994
Interest expense	(6)	(1)	(2)

Income before income taxes	1,068	1,041	992
Income tax expense	(418)	(409)	(390)

Net income	$650	$632	$602

See accompanying notes to combined financial statements.

Comcast Cable Systems to be Contributed to Midwest Cable, Inc.

Combined Statement of Cash Flows

Year ended December 31 (in millions)	2014	2013	2012
Operating Activities
Net income	$650	$632	$602
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	532	542	571
Shared asset usage charge	127	124	111
Share-based compensation	6	6	5
Deferred income taxes	1	7	(53)
Changes in operating assets and liabilities:
Change in receivables, net	13	(16)	(16)
Change in accounts payable and accrued expenses related to trade creditors	3	8	—
Change in other operating assets and liabilities	26	(1)	(2)

Net cash provided by operating activities	1,358	1,302	1,218

Investing Activities
Capital expenditures	(474)	(466)	(411)
Cash paid for intangible assets	(15)	(14)	(11)

Net cash used in investing activities	(489)	(480)	(422)

Financing Activities
Change in Parent Company net investment	(869)	(822)	(796)

Net cash used in financing activities	(869)	(822)	(796)

Increase (decrease) in cash and cash equivalents	—	—	—
Cash and cash equivalents, beginning of year	—	—	—

Cash and cash equivalents, end of year	$—	$—	$—

See accompanying notes to combined financial statements.

Comcast Cable Systems to be Contributed to Midwest Cable, Inc.

Combined Statement of Changes in Parent Company Net Investment

(in millions)	Parent Company Net Investment
Balance, January 1, 2012	$5,833
Transactions with Parent Company, net	(682)
Net income	602

Balance, December 31, 2012	5,753
Transactions with Parent Company, net	(661)
Net income	632

Balance, December 31, 2013	5,724
Transactions with Parent Company, net	(714)
Net income	650

Balance, December 31, 2014	$5,660

See accompanying notes to combined financial statements.

Comcast Cable Systems to be Contributed to Midwest Cable, Inc.

Notes to Combined Financial Statements

Note 1: Basis of Presentation

Background

On April 25, 2014, Comcast Corporation (“Comcast”) entered into an agreement with Charter Communications, Inc. (“Charter”) to satisfy its undertaking in the merger agreement with Time Warner Cable, Inc. (“TWC”) with respect to the divestiture of subscribers. Among other things, the agreement contemplates a spin-off of cable systems serving approximately 2.5 million existing Comcast video subscribers into Midwest Cable, Inc., a newly formed entity and currently a wholly owned subsidiary of Comcast (“Midwest Cable,” “SpinCo,” “we,” “us,” “our”). Midwest Cable was formed in the state of Delaware as a limited liability company in May 2014 and converted to a corporation in Delaware in September 2014. Upon consummation of the SpinCo merger (as defined below), it is expected that Midwest Cable will change its legal name to GreatLand Connections Inc.

Following the closing date of the Comcast/TWC merger, Comcast will distribute all of the shares of Midwest Cable’s common stock on a pro rata basis to holders of Comcast Class A common stock, Class A Special common stock and Class B common stock (“Comcast common stock”) as of the record date (the “spin-off”). Immediately prior to the spin-off, Comcast will contribute to Midwest Cable systems currently owned by Comcast serving approximately 2.5 million video subscribers in the Midwestern and Southeastern United States (the “SpinCo systems”), together with the related subscribers, the assets and liabilities primarily related to the SpinCo systems and certain other assets and liabilities, including certain bank debt and/or term loans that will exist at the date of the spin-off, a portion of the proceeds of which will have been distributed to Comcast prior to such contribution. In connection with such contribution and prior to the spin-off, Midwest Cable will issue notes and stock to Comcast. The consummation of the spin-off is subject to a number of closing conditions, including, among others, completion of the Comcast/TWC merger, the receipt of certain regulatory approvals, approval by Charter’s stockholders in connection with the SpinCo merger (as defined below) and certain conditions relating to the financing for the spin-off. On March 17, 2015, the stockholders of Charter approved the issuance of common stock of New Charter to shareholders of SpinCo in connection with the SpinCo merger.

Following the spin-off, Charter will reorganize such that a new publicly traded entity, New Charter, will become the parent of Charter. Another newly formed, wholly owned subsidiary of New Charter will merge with and into Midwest Cable, with Midwest Cable being the surviving entity (the “SpinCo merger”). It is intended that the spin-off, together with the related transactions described in the preceding paragraph, will qualify as a tax-free reorganization and a tax-free distribution and that the SpinCo merger will qualify as a tax-free transaction. Following consummation of the SpinCo merger, holders of Comcast common stock as of the record date will own approximately 67% of Midwest Cable’s common stock, New Charter will own the remaining approximately 33% and Comcast will have no remaining interest in Midwest Cable.

We offer a variety of video, high-speed Internet and voice services (“cable services”) over our geographically-aligned cable distribution system to residential and commercial customers located in the Midwestern and Southeastern United States. As of December 31, 2014, we served 2.5 million video customers, 2.4 million high-speed Internet customers and 1.2 million voice customers.

Basis of Presentation

We are currently part of Comcast’s Cable Communications (“Comcast Cable”) reportable segment, and our assets and liabilities consist of those that Comcast considers to be primarily related to the cable systems that comprise our operations. Comcast may also transfer certain other assets or liabilities in connection with the closing of the transactions that are not primarily related to our operations, which are not reflected in our combined balance sheet. Our operations are conducted by various indirect subsidiaries of Comcast. The accompanying combined financial statements have been derived from Comcast’s historical accounting records.

The combined statement of income includes all revenue and expenses directly attributable to our business. Expenses include costs for facilities, functions and services that we use at shared sites and costs for certain functions and services performed by centralized Comcast operations and directly charged to us based on usage. The combined statement of income also includes allocations of costs for administrative functions and services performed on our behalf by other centralized functions within Comcast. These costs were primarily allocated based on the relative proportion of our video customer relationships to total Comcast Cable video customer relationships. All of the allocations and estimates reflected in the combined financial statements are based on assumptions that management believes are reasonable. However, these allocations and estimates are not necessarily indicative of the costs and expenses that would have resulted if we had been operated as a separate entity. Following the spin-off, we will incur costs to replace Comcast support and to allow us to function as an independent, publicly traded company. In particular, we will be required to obtain new programming arrangements, primarily through Charter, as well as through some direct relationships with programmers. See Note 3 for additional information on our allocations.

We present our operations in one reportable business segment, as management has historically evaluated our performance and allocated resources on a combined basis as a part of Comcast Cable.

Note 2: Accounting Policies

The combined financial statements are prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), which requires us to select accounting policies, including, in certain cases, industry-specific policies, and make estimates that affect the reported amount of assets, liabilities, revenue and expenses, and the related disclosure of contingent assets and contingent liabilities. Actual results could differ from these estimates. All transactions, accounts and profits between individual cable systems that comprise us have been eliminated.

We believe the judgments and related estimates for the following item are critical in the preparation of the combined financial statements:

•	valuation and impairment testing of cable franchise rights (see Note 5)

In addition, the following accounting policies are specific to the industry in which we operate:

•	customer installation revenue (see Revenue Recognition below)

•	customer installation costs (see Note 4)

Information on other accounting policies or methods related to the combined financial statements is included, where applicable, in their respective footnotes that follow. Below is a discussion of accounting policies and methods used in the combined financial statements that are not presented within other footnotes.

Revenue Recognition

We generate revenue primarily from subscriptions to cable services and from the sale of advertising. We recognize revenue from cable services as each service is provided. Customers are typically billed in advance on a monthly basis based on the services and features they receive and the type of equipment they use. We manage credit risk by screening applicants through the use of internal customer information, identification verification tools and credit bureau data. If a customer’s account is delinquent, various measures are used to collect outstanding amounts, including termination of the customer’s cable services. Since installation revenue obtained from the connection of customers to the cable systems is less than related direct selling costs, we recognize revenue as connections are completed.

As part of Comcast’s distribution agreements with cable networks, we generally receive an allocation of scheduled advertising time that is sold to local, regional and national advertisers. We recognize advertising revenue when the advertising is aired. In most cases, the available advertising units are sold by Comcast’s sales force. In some cases, Comcast works with representation firms as an extension of its sales force to sell a portion of the allocated advertising units allocated to us. Comcast also represents the advertising sales efforts of other multichannel video providers in some markets. Since Comcast is acting as the principal in these arrangements, we report the advertising that is sold as revenue and the fees paid to representation firms and multichannel video providers as other operating and administrative expenses.

Revenue earned from other sources is recognized when services are provided or events occur. Under the terms of our cable franchise agreements, we are generally required to pay to the cable franchising authority an amount based on our gross video revenue. The fees are normally passed through to the cable customers, and we classify the fees as a component of revenue with the corresponding costs included in other operating and administrative expenses. The fees recognized in revenue for 2014, 2013 and 2012 were $135 million, $139 million and $134 million, respectively.

Programming Expenses

Programming expenses are the fees paid to license the programming that is distributed to video customers. Programming is acquired for distribution to our video customers, generally under multiyear agreements that Comcast has with distributors, with rates typically based on the number of customers that receive the programming, channel positioning and the extent of distribution. From time to time, these contracts expire and programming continues to be provided under interim arrangements while the parties negotiate new contractual terms, sometimes with effective dates that affect prior periods. While payments are typically made under the prior contract’s terms, the amount of programming expenses recorded during these interim arrangements is based on estimates of the ultimate contractual terms expected to be negotiated. Differences between actual amounts determined upon resolution of negotiations and amounts recorded during these interim arrangements are recorded in the period of resolution.

Advertising Expenses

Advertising costs are expensed as incurred.

Cash and Cash Equivalents

Comcast uses a centralized approach to cash management and financing of its operations. Our cash is collected by Comcast daily, and Comcast funds our operating and investing activities as needed. Cash transfers to and from Comcast’s cash management process are reflected as a component of Parent Company net investment in the combined balance sheet. Accordingly, no cash and cash equivalents are reflected in the combined balance sheet for any of the periods presented.

Goodwill

We assess the recoverability of our goodwill annually, or more frequently whenever events or substantive changes in circumstances indicate that the carrying amount of a reporting unit may exceed its fair value. We test goodwill for impairment at the reporting unit level. The assessment of recoverability may first consider qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. A quantitative assessment is performed if the qualitative assessment results in a more-likely-than-not determination or if a qualitative assessment is not performed. The quantitative assessment considers if the carrying amount of a reporting unit exceeds its fair value, in which case an impairment charge is recorded to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. Unless an impairment charge is considered material and presented separately, we recognize it as a component of amortization expense.

Asset Retirement Obligations

Certain of our cable franchise agreements and lease agreements contain provisions requiring us to restore facilities or remove property in the event that the franchise or lease agreement is not renewed. We expect to continually renew our cable franchise agreements and therefore cannot reasonably estimate any liabilities associated with such agreements. A remote possibility exists that franchise agreements could be terminated unexpectedly, which could result in us incurring significant expense in complying with restoration or removal provisions. The disposal obligations related to our properties are not material to the combined financial statements. We do not have any significant liabilities related to asset retirements recorded in the combined financial statements.

Parent Company Net Investment

Parent Company net investment in the combined balance sheet represents Comcast’s historical investment in our business, our accumulated net earnings after taxes, and the net effect of transactions with and allocations from Comcast. See Note 3 for additional information on our allocations.

Fair Value of Financial Instruments

Our financial instruments consist primarily of accounts receivable and accounts payable. The carrying values of accounts receivable and accounts payable approximate their respective fair values.

Recent Accounting Pronouncements

Revenue Recognition

In May 2014, the Financial Accounting Standards Board and the International Accounting Standards Board updated the accounting guidance related to revenue recognition. The updated accounting guidance provides a single, contract-based revenue recognition model to help improve financial reporting by providing clearer guidance on when an entity should recognize revenue, and by reducing the number of standards to which entities have to refer. The updated accounting guidance will be effective for us on January 1, 2017, and early adoption is not permitted. The updated accounting guidance provides companies with alternative methods of adoption. We are currently in the process of determining the impact that the updated accounting guidance will have on our combined financial statements and our method of adoption.

Note 3: Related Party Transactions

Shared Asset Usage Charge

We share certain operating and administrative sites with Comcast, such as its national backbone. These shared assets are not included in the combined balance sheet; however, the shared asset usage charge represents the depreciation of these sites that has been allocated to us based on our relative usage of the respective facilities.

Shared Services and Other Allocated Costs

The combined financial statements include transactions involving shared services (including expenses primarily related to personnel, logistics, advertising and marketing, other overhead functions, IT support, and network communications support) and certain corporate administrative services (including charges for services such as accounting matters, investor relations, tax, treasury and cash management, insurance, legal, and risk management) that were provided to us by Comcast. These allocated costs are included in other operating and administrative expenses and advertising, marketing and promotion costs in the combined statement of income, and are presented in the combined balance sheet as a component of Parent Company net investment. These costs were primarily allocated based on the relative proportion of our video customer relationships to those of Comcast

Cable and represent management’s reasonable estimate of the costs incurred. However, these amounts are not necessarily representative of the costs required for us to operate as an independent, publicly traded company.

Amounts recorded in other operating and administrative expenses for these services in 2014, 2013, and 2012 were $242 million, $176 million and $168 million, respectively. The 2014 amounts include $52 million of transaction related costs. Amounts recorded in advertising, marketing and promotion costs for these services in 2014, 2013, and 2012 were $108 million, $99 million and $92 million, respectively.

Transactions with NBCUniversal and Other Affiliates

We enter into transactions in the ordinary course of our operations, including purchases of programming and purchases and sales of advertising, with NBCUniversal Media, LLC (“NBCUniversal”), a consolidated subsidiary of Comcast, and other affiliates of Comcast. The following tables present transactions with NBCUniversal and its consolidated subsidiaries and other affiliates of Comcast that are included in the combined financial statements.

Combined Balance Sheet

December 31 (in millions)	2014	2013
Receivables, net	$26	$26
Accounts payable and accrued expenses related to trade creditors	25	25

Combined Statement of Income

Year Ended December 31 (in millions)	2014	2013	2012
Revenue	$86	$61	$86
Costs and Expenses:
Programming	132	137	146
Other operating and administrative	10	8	9
Advertising, marketing and promotion	7	4	4

Note 4: Property and Equipment

December 31 (in millions)	Weighted-Average Original Useful Life as of December 31, 2014	2014	2013
Cable distribution system	11 years	$3,236	$3,164
Customer premise equipment	6 years	2,778	2,738
Other equipment	5 years	201	203
Buildings and leasehold improvements	18 years	154	154
Land	N/A	16	16

Property and equipment, at cost		6,385	6,275
Less: Accumulated depreciation		(4,441)	(4,331)

Property and equipment, net		$1,944	$1,944

Property and equipment are stated at cost. We capitalize improvements that extend asset lives and expense repairs and maintenance costs as incurred. We record depreciation using the straight-line method over the asset’s estimated useful life. For assets that are sold or retired, we remove the applicable cost and accumulated depreciation and, unless the gain or loss on disposition is considered material and presented separately, we recognize it as a component of depreciation expense.

We capitalize the costs associated with the construction of and improvements to our cable transmission and distribution facilities, costs associated with acquiring and deploying new customer premise equipment, and costs associated with installation of our services in accordance with accounting guidance related to cable television companies. Costs capitalized include all direct labor and materials, as well as various indirect costs. All costs incurred in connection with subsequent disconnects and reconnects are expensed as they are incurred. As a result of Comcast’s centralized operations, certain property and equipment, such as cable distribution system infrastructure, has been included in the combined financial statements based on allocations from Comcast using certain proportionate estimates, including plant miles.

We evaluate the recoverability of our property and equipment whenever events or substantive changes in circumstances indicate that the carrying amount may not be recoverable. The evaluation is based on the cash flows generated by the underlying asset groups, including estimated future operating results, trends or other determinants of fair value. If the total of the expected future undiscounted cash flows were less than the carrying amount of the asset group, we would recognize an impairment charge to the extent the carrying amount of the asset group exceeded its estimated fair value. Unless an impairment charge is considered material and presented separately, we recognize it as a component of depreciation expense. We have not recognized any impairment charges for 2014, 2013 and 2012.

Note 5: Intangible Assets

		2014		2013
December 31 (in millions)	Weighted-Average Original Useful Life as of December 31, 2014	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Indefinite-Lived Intangible Assets:
Franchise rights	N/A	$5,561		$5,561
Finite-Lived Intangible Assets:
Cable franchise renewal costs and contractual operating rights	10 years	184	$(116)	197	$(124)
Software	5 years	9	(7)	21	(18)
Customer relationships	7 years	4	(3)	4	(3)
Other agreements and rights	10 years	3	(2)	4	(3)

Total		$5,761	$(128)	$5,787	$(148)

Indefinite-Lived Intangible Assets

Indefinite-lived intangible assets consist of our cable franchise rights. Our cable franchise rights represent the values we attributed to agreements with state and local authorities that allow access to homes and businesses in cable service areas acquired in business combinations. We do not amortize our cable franchise rights because we have determined that they meet the definition of indefinite-lived intangible assets since there are no legal, regulatory, contractual, competitive, economic or other factors that limit the period over which these rights will contribute to our cash flows. We reassess this determination periodically or whenever events or substantive changes in circumstances occur. Costs we incur in negotiating and renewing cable franchise agreements are included in other intangible assets and are generally amortized on a straight-line basis over the term of the franchise agreement.

We assess the recoverability of our cable franchise rights annually, or more frequently whenever events or substantive changes in circumstances indicate that the assets might be impaired. The assessment of recoverability may first consider qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount. A quantitative assessment is performed if the qualitative assessment results in a more-likely-than-not determination or if a qualitative assessment is not performed. When performing a quantitative assessment, we estimate the fair value of our cable franchise rights primarily based on a discounted cash flow analysis that involves significant judgment. When analyzing the fair values indicated under the discounted cash flow models, we also consider multiples of operating income before depreciation and amortization generated by the underlying assets, current market transactions, and profitability information. If the fair value of our cable franchise rights were less than the carrying amount, we would recognize an impairment charge for the difference between the estimated fair value and the carrying value of the assets. Unless presented separately, the impairment charge is included as a component of amortization expense. We have not recognized any impairment charges for 2014, 2013 and 2012.

Finite-Lived Intangible Assets

Estimated Amortization Expense of Finite-Lived Intangibles
(in millions)
2015	$16
2016	$13
2017	$11
2018	$9
2019	$8

Finite-lived intangible assets are subject to amortization and consist primarily of cable franchise renewal costs and software. Our finite-lived intangible assets are amortized primarily on a straight-line basis over their estimated useful life or the term of the respective agreement.

We capitalize direct development costs associated with internal-use software, including external direct costs of material and services and payroll costs for employees devoting time to these software projects. We also capitalize costs associated with the purchase of software licenses. We include these costs in other intangible assets and amortize them on a straight-line basis over a period not to exceed five years. We expense maintenance and training costs, as well as costs incurred during the preliminary stage of a project, as they are incurred. We capitalize initial operating system software costs and amortize them over the life of the associated hardware.

We evaluate the recoverability of our intangible assets subject to amortization whenever events or substantive changes in circumstances indicate that the carrying amount may not be recoverable. The evaluation is based on the cash flows generated by the underlying asset groups, including estimated future operating results, trends or other determinants of fair value. If the total of the expected future undiscounted cash flows were less than the carrying amount of the asset group, we would recognize an impairment charge to the extent the carrying amount of the asset group exceeded its estimated fair value. Unless presented separately, the impairment charge is included as a component of amortization expense. We have not recognized any impairment charges for 2014, 2013 and 2012.

Note 6: Employee Compensation and Benefit Plans

Postretirement Benefit Plans

Certain of our employees have historically participated in the Comcast Postretirement Healthcare Stipend Program (the “stipend plan”). The stipend plan is an unfunded postretirement plan that provides an annual stipend for reimbursement of healthcare costs to each eligible employee based on years of service. Under the stipend plan, we are not exposed to the increasing costs of healthcare because the benefits are fixed at a predetermined amount.

The expense reflected in the combined statement of income related to our employees’ participation in the stipend plan is actuarially determined using certain Comcast-directed assumptions, including the discount rate. For 2014, 2013 and 2012, we recorded expenses of $3 million each year.

As of December 31, 2014 and 2013, our share of Comcast’s unfunded liability associated with the stipend plan was $39 million and $27 million, respectively.

Deferred Compensation Plans

Comcast maintains unfunded, nonqualified deferred compensation plans for certain members of management (each, a “participant”). The amount of compensation deferred by each participant is based on participant elections. Participant accounts are credited with income primarily based on a fixed annual rate. The related expense was not material to the combined statement of income for all periods presented. Participants are eligible to receive distributions of the amounts credited to their account based on elected deferral periods that are consistent with the plans and applicable tax law.

Certain of our employees have historically participated in the deferred compensation plans sponsored by Comcast. As of December 31, 2014 and 2013, our benefit obligation related to these plans was $4 million and $2 million, respectively.

Retirement Investment Plans

Comcast sponsors several 401(k) defined contribution retirement plans that allow eligible employees to contribute a portion of their compensation through payroll deductions in accordance with specified plan guidelines. Comcast makes contributions to the plans that include matching a percentage of the employees’ contributions up to certain limits. Certain of our employees have historically participated in the plans. In 2014, 2013 and 2012, the combined statement of income included amounts charged for the defined contribution retirement plans totaling $18 million, $15 million and $14 million, respectively.

Share-Based Compensation

Comcast maintains various programs that allow for the grant of share-based compensation to Comcast’s officers, directors, and certain employees, including some of our employees. Comcast Class A common stock underlies all awards granted under these programs. Accordingly, the amounts presented are not necessarily indicative of our future performance and do not necessarily reflect the results that we would have experienced as an independent, publicly traded company for the periods presented.

The expense reflected in the combined statement of income related to share-based compensation is based on the estimated fair value of our employees’ awards at the date of grant and is recognized over the period in which any related services are provided. Amounts recognized for share-based compensation for 2014, 2013 and 2012 totaled $6 million, $6 million and $5 million, respectively.

Note 7: Income Taxes

Our operations have historically been included in Comcast’s U.S. federal and certain state tax returns. Income taxes as presented are calculated as if we were a separate corporation that filed separate income tax returns. We believe the assumptions underlying the calculation of income taxes on a separate return basis are reasonable. However, income tax expense and liabilities as presented in these combined financial statements do not necessarily reflect the results that we would have reported as an independent, publicly traded company for the periods presented.

Current income tax expense is offset by a corresponding change in Parent Company net investment on the combined balance sheet.

Components of Income Tax Expense

Year ended December 31 (in millions)	2014	2013	2012
Current expense (benefit):
Federal	$344	$333	$367
State	73	69	76

	417	402	443

Deferred expense (benefit):
Federal	—	2	(48)
State	1	5	(5)

	1	7	(53)

Income tax expense	$418	$409	$390

Our effective income tax rates in 2014, 2013 and 2012 were 39.1%, 39.3% and 39.3%, respectively. Our effective tax rate differs from the federal statutory amount primarily due to the impact of state income taxes, net of federal benefits received.

We base our provision for income taxes on our current period income, changes in our deferred income tax assets and liabilities, income tax rates, and tax planning opportunities that would be available to us on a separate company basis in the jurisdictions in which we operate. We recognize deferred tax assets and liabilities when there are temporary differences between the financial reporting basis and tax basis of our assets and liabilities. When a change in the tax rate or tax law has an impact on deferred taxes, we apply the change based on the years in which the temporary differences are expected to reverse. We record the change in the combined financial statements in the period of enactment. As of December 31, 2014 and 2013, we had not recognized any loss carryforward or valuation allowances. The determination of the realization of future loss carryforwards would be dependent on our taxable income or loss, apportionment percentages, and state laws that can change from year to year and impact the amount of such carryforwards. We would recognize a valuation allowance if we were to determine it is more likely than not that some portion, or all, of a deferred tax asset will not be realized.

Our deferred tax assets were not material. We have assessed the nature of the deferred tax assets and have determined that no valuation allowance is necessary. Our net deferred tax liability is primarily attributable to differences between our book and tax basis of property and equipment and intangible assets. As of December 31, 2014 and 2013, our net deferred tax liability for both periods included $2.2 billion related to cable franchise rights that will remain unchanged unless we recognize an impairment or dispose of a cable franchise, and approximately $600 million related to property and equipment.

Uncertain Tax Positions

We have not recorded any liabilities for uncertain tax positions. We determined that, after completion of the spin-off, Comcast would be considered the primary obligor of substantially all income tax deficiencies attributable to us for periods prior to the spin-off. In the event that, subsequent to the spin-off, an income tax deficiency is asserted against us attributable to a period prior to the spin-off, we would be indemnified under a tax matters agreement between us and Comcast.

Note 8: Commitments and Contingencies

Commitments

The table below summarizes our minimum annual rental commitments for office space and equipment under operating leases.

As of December 31, 2014 (in millions)	Operating Leases
2015	$10
2016	$9
2017	$8
2018	$7
2019	$5
Thereafter	$16

The table below presents our rent expense charged to operations.

Year ended December 31 (in millions)	2014	2013	2012
Rent expense	$29	$26	$27

Contingencies

In June 2010, the City of Detroit (the “City”) initiated an action against us in the U.S. District Court for the Eastern District of Michigan in which the City sought a ruling that certain aspects of the Michigan Uniform Video Services Local Franchise Act were unlawful under the Federal Cable Communications Policy Act of 1984 and the Constitution of the State of Michigan. The City also sought declaratory relief as to our applicable cable franchise obligations and monetary relief for our alleged non-compliance. We appealed the U.S. District Court’s ruling on summary judgment in favor of the City to the U.S. Court of Appeals for the Sixth Circuit in July 2013, and in October 2014 we resolved this action through mediation with the City. As a result of the resolution of this action, we recorded $16 million in other operating and administrative expenses and $6 million in interest expense in 2014.

We are subject to other legal proceedings and claims that arise in the ordinary course of our business. While the amount of ultimate liability with respect to such actions is not expected to materially affect our results of operations, cash flows or financial position, any litigation resulting from any such legal proceedings or claims could be time consuming and injure our reputation.

Note 9: Supplemental Financial Information

For 2014, 2013 and 2012, our revenue was derived from the following sources:

(in millions)	2014	2013	2012
Residential:
Video	$2,211	$2,203	$2,137
High-speed Internet	1,212	1,125	1,052
Voice	375	380	387
Commercial services	379	320	253
Advertising	265	237	257
Other	199	205	189

Total	$4,641	$4,470	$4,275

Subsequent Events

We have evaluated all subsequent event activity through April 6, 2015, which is the issue date of these combined financial statements, and concluded that no subsequent events have occurred that would require recognition in the combined financial statements or disclosure in the notes to the combined financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Midwest Cable, Inc.

Philadelphia, Pennsylvania

We have audited the combined financial statements of the Comcast Cable Systems to be Contributed to Midwest Cable, Inc. (the “Company”) as of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014, and have issued our report thereon dated April 6, 2015 (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the basis of presentation of the combined financial statements); such financial statements and report are included elsewhere in this Post-Effective Amendment No. 2 to Form S-4. Our audits also included the combined financial statement schedule of the Company listed in the Index to Combined Financial Statements. This combined financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such combined financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

April 6, 2015

Comcast Cable Systems to be Contributed to Midwest Cable, Inc.

Schedule II—Valuation and Qualifying Accounts

Year ended December 31, 2014, 2013 and 2012

Year Ended December 31 (in millions)	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions from Reserves	Balance at End of Year
2014
Allowance for doubtful accounts	$18	$15	$16	$17
2013
Allowance for doubtful accounts	$14	$39	$35	$18
2012
Allowance for doubtful accounts	$17	$32	$35	$14

Report of Independent Auditors

To the Board of Directors

of Time Warner Cable Inc.

We have audited the accompanying combined financial statements of the TWC Cable Systems to be Sold or Exchanged in the Divestiture Transactions with Charter Communications, Inc. (A Carve-Out of Time Warner Cable Inc.), which comprise the combined balance sheet as of December 31, 2014 and 2013, and the related combined statements of operations, cash flows and equity for each of the three years in the period ended December 31, 2014, and the related notes to the combined financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the TWC Cable Systems to be Sold or Exchanged in the Divestiture Transactions with Charter Communications, Inc. (A Carve-Out of Time Warner Cable Inc.) at December 31, 2014 and 2013, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2014 in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Charlotte, North Carolina

April 6, 2015

TWC CABLE SYSTEMS TO BE SOLD OR EXCHANGED IN THE

DIVESTITURE TRANSACTIONS WITH CHARTER COMMUNICATIONS, INC.

(A Carve-Out of Time Warner Cable Inc.)

COMBINED BALANCE SHEET

	December 31,
	2014	2013
	(in millions)
ASSETS
Current assets:
Cash and equivalents	$22	$36
Receivables, less allowances of $28 million and $18 million as of December 31, 2014 and 2013, respectively	232	239
Deferred income tax assets	93	141
Other current assets	19	20

Total current assets	366	436
Property, plant and equipment, net	2,934	2,941
Intangible assets subject to amortization, net	270	351
Intangible assets not subject to amortization	7,271	7,271
Goodwill	1,178	1,178
Other assets	13	13

Total assets	$12,032	$12,190

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$48	$48
Deferred revenue and subscriber-related liabilities	23	19
Accrued programming and content expense	215	210
Other current liabilities	211	218

Total current liabilities	497	495
Deferred income tax liabilities, net	3,190	3,047
Other liabilities	41	44
Commitments and contingencies (Note 9)
TWC investment in the Sale/Exchange Cable Systems	8,304	8,604

Total liabilities and equity	$12,032	$12,190

See accompanying notes.

TWC CABLE SYSTEMS TO BE SOLD OR EXCHANGED IN THE

DIVESTITURE TRANSACTIONS WITH CHARTER COMMUNICATIONS, INC.

(A Carve-Out of Time Warner Cable Inc.)

COMBINED STATEMENT OF OPERATIONS

	Year Ended December 31,
	2014	2013	2012
	(in millions)
Revenue	$5,504	$5,503	$5,286
Costs and expenses:
Programming and content	1,261	1,214	1,155
Sales and marketing	534	504	439
Technical operations	358	364	359
Customer care	210	193	183
Other operating	656	711	698
Depreciation	639	704	717
Amortization	85	85	72
Merger-related and restructuring costs	1	21	60
Corporate charges from TWC and affiliates	421	417	407
Shared asset usage charges from TWC and affiliates	115	105	86

Total costs and expenses	4,280	4,318	4,176

Operating income	1,224	1,185	1,110
Other expense, net	—	—	(2)

Income before income taxes	1,224	1,185	1,108
Income tax provision	(467)	(449)	(435)

Net income	757	736	673
Less: Net income attributable to noncontrolling interest	—	—	(3)

Net income attributable to the Sale/Exchange Cable Systems	$757	$736	$670

See accompanying notes.

TWC CABLE SYSTEMS TO BE SOLD OR EXCHANGED IN THE

DIVESTITURE TRANSACTIONS WITH CHARTER COMMUNICATIONS, INC.

(A Carve-Out of Time Warner Cable Inc.)

COMBINED STATEMENT OF CASH FLOWS

	Year Ended December 31,
	2014	2013	2012
	(in millions)
OPERATING ACTIVITIES
Net income	$757	$736	$673
Adjustments for noncash and nonoperating items:
Depreciation	639	704	717
Amortization	85	85	72
Deferred income taxes	191	161	151
Equity-based compensation expense	2	2	2
Changes in operating assets and liabilities, net of acquisitions:
Receivables	11	(8)	(16)
Accounts payable and other liabilities	(14)	(34)	20
Other changes	(6)	(10)	4

Cash provided by operating activities	1,665	1,636	1,623

INVESTING ACTIVITIES
Capital expenditures	(625)	(577)	(518)
Business acquisitions, net of cash acquired	—	—	(1,339)
Other investing activities	5	3	7

Cash used by investing activities	(620)	(574)	(1,850)

FINANCING ACTIVITIES
Net contributions from (distributions to) TWC	(1,059)	(1,075)	2,039
Repayment of long-term debt assumed in Insight acquisition	—	—	(1,730)
Acquisition of noncontrolling interest	—	—	(32)
Other financing activities	—	—	(29)

Cash provided (used) by financing activities	(1,059)	(1,075)	248

Increase (decrease) in cash and equivalents	(14)	(13)	21
Cash and equivalents at beginning of year	36	49	28

Cash and equivalents at end of year	$22	$36	$49

See accompanying notes.

TWC CABLE SYSTEMS TO BE SOLD OR EXCHANGED IN THE

DIVESTITURE TRANSACTIONS WITH CHARTER COMMUNICATIONS, INC.

(A Carve-Out of Time Warner Cable Inc.)

COMBINED STATEMENT OF EQUITY

	TWC Investment	Non- Controlling Interest	Total Equity
	(in millions)
Balance as of December 31, 2011	$6,257	$4	$6,261
Net contributions from TWC	2,041	—	2,041
Net income	670	3	673
Acquisition of noncontrolling interest	(27)	(5)	(32)
Other changes	—	(2)	(2)

Balance as of December 31, 2012	8,941	—	8,941
Net distributions to TWC	(1,073)	—	(1,073)
Net income	736	—	736

Balance as of December 31, 2013	8,604	—	8,604
Net distributions to TWC	(1,057)	—	(1,057)
Net income	757	—	757

Balance as of December 31, 2014	$8,304	$—	$8,304

See accompanying notes.

TWC CABLE SYSTEMS TO BE SOLD OR EXCHANGED IN THE

DIVESTITURE TRANSACTIONS WITH CHARTER COMMUNICATIONS, INC.

(A Carve-Out of Time Warner Cable Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Description of Business

Time Warner Cable Inc. (together with its subsidiaries, “TWC”) is among the largest providers of video, high-speed data and voice services in the U.S., with technologically advanced, well-clustered cable systems located mainly in five geographic areas—New York State, the Carolinas, the Midwest, Southern California and Texas.

On February 12, 2014, TWC entered into an Agreement and Plan of Merger with Comcast Corporation (“Comcast”) whereby TWC agreed to merge with and into a 100% owned subsidiary of Comcast (the “Comcast merger”). Upon completion of the Comcast merger, all of the outstanding shares of TWC will be cancelled and each issued and outstanding share will be converted into the right to receive 2.875 shares of Class A common stock of Comcast. TWC and Comcast expect to complete the Comcast merger in mid-2015, subject to receipt of regulatory approvals, as well as satisfaction of certain other closing conditions.

On April 25, 2014, Comcast entered into a binding agreement with Charter Communications, Inc. (“Charter”), which contemplates three transactions (the “divestiture transactions”): (1) a contribution, spin-off and merger transaction, (2) an asset exchange and (3) a sale of assets. The completion of the divestiture transactions will result in Comcast divesting a net total of approximately 3.7 million video subscribers, a portion of which are TWC subscribers (primarily in the Midwest). The divestiture transactions are expected to occur contemporaneously with one another and are conditioned upon and will occur following the closing of the Comcast merger. They are also subject to a number of other conditions. The Comcast merger is not conditioned upon the closing of the divestiture transactions and, accordingly, the Comcast merger can be completed regardless of whether the divestiture transactions are ultimately completed.

In connection with the divestiture transactions, cable systems (primarily in the Midwest) owned and operated by TWC prior to the Comcast merger are expected to be divested by Comcast (collectively, the “Sale/Exchange Cable Systems”). As of December 31, 2014, the Sale/Exchange Cable Systems served approximately 2.9 million video subscribers primarily in Ohio, Kentucky, Wisconsin and Indiana. These financial statements represent the combined financial position, results of operations and cash flows of the Sale/Exchange Cable Systems.

Basis of Presentation

The combined financial statements of the Sale/Exchange Cable Systems are presented in accordance with U.S. generally accepted accounting principles (“GAAP”). The Sale/Exchange Cable Systems are an integrated business of TWC and are not a stand-alone entity. The financial information included herein was derived from the consolidated financial statements and accounting records of TWC and may not necessarily reflect the combined financial position, results of operations and cash flows of the Sale/Exchange Cable Systems in the future or what they would have been had the Sale/Exchange Cable Systems operated as a separate, stand-alone entity during the periods presented. The combined financial statements of the Sale/Exchange Cable Systems include all of the assets, liabilities, revenue, expenses and cash flows of the Sale/Exchange Cable Systems, as well as expense allocations deemed reasonable by management, to present the combined financial position, results of operations and cash flows of the Sale/Exchange Cable Systems on a stand-alone basis. The combined financial statements only include assets and liabilities that are specifically attributable to the Sale/Exchange Cable Systems. Management believes expense allocations are reasonable; however, they may not be indicative of

TWC CABLE SYSTEMS TO BE SOLD OR EXCHANGED IN THE

DIVESTITURE TRANSACTIONS WITH CHARTER COMMUNICATIONS, INC.

(A Carve-Out of Time Warner Cable Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

the actual level of expense that would have been incurred by the Sale/Exchange Cable Systems if such systems had operated as a separate, stand-alone entity or of the costs expected to be incurred in the future. Refer to Note 7 for further information related to expense allocation methodologies.

All intercompany accounts and transactions within the Sale/Exchange Cable Systems have been eliminated. All intercompany transactions between the Sale/Exchange Cable Systems and TWC have been included in these combined financial statements and are considered to be effectively settled for cash in the combined financial statements at the time the transaction is recorded. The net effect of the settlement of these intercompany transactions is reflected in “TWC investment in the Sale/Exchange Cable Systems” in the combined balance sheet and in “net contributions from (distributions to) TWC” in the financing activities section of the combined statement of cash flows.

The preparation of the combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the combined financial statements and footnotes thereto. Actual results could differ from those estimates. Significant estimates inherent in the preparation of the combined financial statements include accounting for allowances for doubtful accounts, depreciation and amortization, business combinations, income taxes, loss contingencies, certain programming arrangements and allocation of charges for corporate shared support functions and shared asset usage. Certain allocation methodologies used to prepare the combined financial statements are based on estimates and have been described in the notes, where appropriate.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Equivalents

Cash and equivalents primarily represent cash held locally by the Sale/Exchange Cable Systems. See Note 7 for additional information related to cash management.

Accounts Receivable

Accounts receivable are recorded at net realizable value. An allowance for doubtful accounts is maintained, which is determined after considering past collection experience, aging of accounts receivable, general economic factors and other considerations. Accounts receivable are written off when it is determined that the balance owed will not be collected, based on the age of the receivable and other considerations.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, and depreciation on these assets is provided using the straight-line method over their estimated useful lives. Costs associated with the construction of transmission and distribution facilities are capitalized. With respect to customer premise equipment, which includes set-top boxes and high-speed data and telephone modems, installation costs are capitalized only upon the initial deployment of these assets. All costs incurred in subsequent disconnects and reconnects of previously installed customer premise equipment are expensed as incurred. Standard capitalization rates are used to capitalize installation activities. Significant judgment is involved in the development of these capitalization standards, including the average time required to perform an installation and the determination of the nature and amount of indirect costs to be capitalized. The capitalization standards are reviewed at least annually and adjusted, if necessary, based on comparisons to actual costs incurred. Generally, expenditures for tangible fixed assets having a useful life of

TWC CABLE SYSTEMS TO BE SOLD OR EXCHANGED IN THE

DIVESTITURE TRANSACTIONS WITH CHARTER COMMUNICATIONS, INC.

(A Carve-Out of Time Warner Cable Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

greater than one year are capitalized. Capitalized costs include direct material, labor and overhead. The costs associated with the repair and maintenance of existing tangible fixed assets are expensed as incurred.

Property, plant and equipment and related accumulated depreciation as of December 31, 2014 and 2013 consisted of the following:

			Estimated Useful Lives
	December 31,
	2014	2013
	(in millions)		(in years)
Land, buildings and improvements(a)	$249	$247	3-20
Distribution systems	5,278	4,984	3-25
Converters and modems	1,490	1,377	3-5
Vehicles and other equipment	374	385	3-10
Capitalized software costs(b)	77	77	3-5
Construction in progress	67	35

Property, plant and equipment, gross	7,535	7,105
Accumulated depreciation	(4,601)	(4,164)

Property, plant and equipment, net	$2,934	$2,941

(a)	Land, buildings and improvements includes $27 million related to land as of both December 31, 2014 and 2013, which is not depreciated.
(b)	Capitalized software costs reflect certain costs incurred for the development of internal use software, including costs associated with coding, software configuration, upgrades and enhancements. These costs, net of accumulated depreciation, totaled $12 million and $21 million as of December 31, 2014 and 2013, respectively. Depreciation of capitalized software costs was $8 million in 2014, $9 million in 2013 and $7 million in 2012.

Intangible Assets and Goodwill

Finite-lived intangible assets consist primarily of customer relationships, cable franchise renewals and access rights. Acquired customer relationships are capitalized and amortized over their estimated useful lives and costs to negotiate and renew cable franchise rights are capitalized and amortized over the term of the new franchise agreement.

Indefinite-lived intangible assets consist of cable franchise rights that are acquired in an acquisition of a business. Goodwill is recorded for the excess of the acquisition cost of an acquired entity over the estimated fair value of the identifiable net assets acquired. Cable franchise rights and goodwill are not amortized.

Fair Value Estimates

Business Combinations

Upon the acquisition of a business, the fair value of the assets acquired and liabilities assumed must be estimated. This requires judgments regarding the identification of acquired assets and liabilities assumed, some of which may not have been previously recorded by the acquired business, as well as judgments regarding the valuation of all identified acquired assets and assumed liabilities. The assets acquired and liabilities assumed are determined by reviewing the operations, interviewing management and reviewing the financial, contractual and regulatory information of the acquired business. Once the acquired assets and assumed liabilities are identified,

TWC CABLE SYSTEMS TO BE SOLD OR EXCHANGED IN THE

DIVESTITURE TRANSACTIONS WITH CHARTER COMMUNICATIONS, INC.

(A Carve-Out of Time Warner Cable Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

the fair values of the assets and liabilities are estimated using a variety of approaches that require significant judgments. For example, intangible assets are typically valued using a discounted cash flow (“DCF”) analysis, which requires estimates of the future cash flows that are attributable to the intangible asset. A DCF analysis also requires significant judgments regarding the selection of discount rates that are intended to reflect the risks that are inherent in the projected cash flows, the determination of terminal growth rates, and judgments about the useful life and pattern of use of the underlying intangible asset. As another example, the valuation of acquired property, plant and equipment requires judgments about current market values, replacement costs, the physical and functional obsolescence of the assets and their remaining useful lives. A failure to appropriately assign fair values to acquired assets and assumed liabilities could significantly impact the amount and timing of future depreciation and amortization expense, as well as significantly overstate or understate assets or liabilities. Refer to Note 3 for further details.

Indefinite-lived Intangible Assets and Goodwill

At least annually, separate tests are performed to determine if the Sale/Exchange Cable Systems’ indefinite-lived intangible assets (primarily cable franchise rights) and goodwill are impaired. Under the accounting rules, a qualitative assessment may be performed to determine if an impairment is more likely than not to have occurred. If an impairment is more likely than not to have occurred, then a quantitative assessment is required, which may or may not result in an impairment charge. The determination of whether an impairment is more likely than not to have occurred requires significant judgment regarding potential changes in valuation inputs. Refer to Note 5 for further details.

Long-lived Assets

Long-lived assets (e.g., property, plant and equipment and finite-lived intangible assets) do not require an annual impairment test; instead, long-lived assets are tested for impairment upon the occurrence of a triggering event. Triggering events include the more likely than not disposal of a portion of such assets or the occurrence of an adverse change in the market involving the business employing the related assets. Once a triggering event has occurred, the impairment test is based on whether the intent is to hold the asset for continued use or to hold the asset for sale. If the intent is to hold the asset for continued use, the impairment test first requires a comparison of estimated undiscounted future cash flows generated by the asset group against the carrying value of the asset group. If the carrying value of the asset group exceeds the estimated undiscounted future cash flows, the asset would be deemed to be impaired. The impairment charge would then be measured as the difference between the estimated fair value of the asset and its carrying value. Fair value is generally determined by discounting the future cash flows associated with that asset. If the intent is to hold the asset for sale and certain other criteria are met (e.g., the asset can be disposed of currently, appropriate levels of authority have approved the sale, and there is an active program to locate a buyer), the impairment test involves comparing the asset’s carrying value to its estimated fair value. To the extent the carrying value is greater than the asset’s estimated fair value, an impairment charge is recognized for the difference. Significant judgments in this area involve determining whether a triggering event has occurred, determining the future cash flows for the assets involved and selecting the appropriate discount rate to be applied in determining estimated fair value.

Equity-based Compensation

Certain of the Sale/Exchange Cable Systems’ employees participate in TWC’s stock incentive plans (the “Stock Incentive Plans”). The underlying equity-based awards relate to shares of TWC’s common stock, not to

TWC CABLE SYSTEMS TO BE SOLD OR EXCHANGED IN THE

DIVESTITURE TRANSACTIONS WITH CHARTER COMMUNICATIONS, INC.

(A Carve-Out of Time Warner Cable Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

the equity of the Sale/Exchange Cable Systems. TWC is authorized, under the Stock Incentive Plans, to grant restricted stock units and options to purchase shares of TWC’s common stock to its employees. The Sale/Exchange Cable Systems recognizes an amount for equity-based compensation equal to the cost recognized by TWC for awards granted directly to the Sale/Exchange Cable Systems’ employees. Such costs were insignificant to the combined statement of operations of the Sale/Exchange Cable Systems for all periods presented. In addition, as discussed further in Note 7, allocations of equity-based compensation related to certain members of TWC’s executive team and others who provide corporate-related services to the Sale/Exchange Cable Systems are recognized in “corporate charges from TWC and affiliates” in the combined statement of operations.

The cost of employee services received in exchange for an award of equity instruments is measured based on the grant date fair value of the award and is recognized on a straight-line basis over the requisite service period. The Black-Scholes model is used to estimate the grant date fair value of a stock option. Because the option-pricing model requires the use of subjective assumptions, changes in these assumptions can materially affect the fair value of stock options granted. The various inputs used to determine fair value are specific to TWC and are not necessarily representative of what the inputs for the Sale/Exchange Cable Systems would be if such systems had been a stand-alone entity.

Revenue

Revenue generated by the Sale/Exchange Cable Systems consists of residential services, business services, advertising and other revenue.

Residential services revenue consists of (i) video revenue, including subscriber fees received from residential customers for various tiers or packages of video programming services, related equipment rental charges, installation charges, broadcast fees and fees collected on behalf of local franchising authorities and the Federal Communications Commission, as well as revenue from the sale of premium networks, transactional video-on-demand (e.g., events and movies) and digital video recorder service; (ii) high-speed data revenue, including subscriber fees received from residential customers for high-speed data services and related equipment rental and installation charges; (iii) voice revenue, including subscriber fees received from residential customers for voice services, along with related installation charges, as well as fees collected on behalf of governmental authorities; and (iv) other revenue, including revenue from security and home management services and other residential subscriber-related fees.

Business services revenue consists of (i) video revenue, including the same fee categories received from business video subscribers as described above under residential video revenue; (ii) high-speed data revenue, including subscriber fees received from business customers for high-speed data services and related installation charges, as well as amounts generated by the sale of commercial networking and point-to-point transport services, such as Metro Ethernet services; (iii) voice revenue, including subscriber fees received from business customers for voice services, along with related installation charges, as well as fees collected on behalf of governmental authorities; (iv) wholesale transport revenue, including amounts generated by the sale of point-to-point transport services offered to wireless telephone providers (i.e., cell tower backhaul) and other telecommunications carriers; and (v) other revenue, including revenue from enterprise-class, cloud-enabled hosting, managed applications and services and other business subscriber-related fees.

Advertising revenue is generated through the sale of video and online advertising inventory to local, regional and national advertising customers.

TWC CABLE SYSTEMS TO BE SOLD OR EXCHANGED IN THE

DIVESTITURE TRANSACTIONS WITH CHARTER COMMUNICATIONS, INC.

(A Carve-Out of Time Warner Cable Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Other revenue primarily includes home shopping network-related revenue (including commissions earned on the sale of merchandise and carriage fees).

Revenue Recognition

Residential and business services subscriber fees are recorded as revenue in the period during which the service is provided. Residential and business services revenue received from subscribers who purchase bundled services at a discounted rate is allocated to each product in a pro-rata manner based on the individual product’s selling price (generally, the price at which the product is regularly sold on a standalone basis). Revenue recognition for bundled services is discussed further in “—Multiple-element Transactions—Sales of Multiple Products or Services” below. Installation revenue obtained from traditional cable service connections is recognized as a component of residential and business services revenue when the connections are completed, as installation revenue recognized is less than the related direct selling costs. Advertising revenue is recognized in the period during which the advertisements are exhibited. Home shopping network-related revenue is recognized as revenue in the period during which the merchandise is sold or the carriage fees are earned.

In the normal course of business, the Sale/Exchange Cable Systems acts as or uses an intermediary or agent in executing transactions with third parties. The accounting issue presented by these arrangements is whether revenue should be reported based on the gross amount billed to the ultimate customer or on the net amount received from the customer after commissions and other payments to third parties. To the extent revenue is recorded on a gross basis, any commissions or other payments to third parties are recorded as expense so that the net amount (gross revenue less expense) is reflected in operating income. Accordingly, the impact on operating income is the same whether the revenue was recorded on a gross or net basis.

As an example, the Sale/Exchange Cable Systems are assessed franchise fees by franchising authorities, which are passed on to the customer. The accounting issue presented by these arrangements is whether the revenue should be reported based on the gross amount billed to the ultimate customer or on the net amount received from the customer after payments to franchising authorities. In instances where the fees are being assessed directly to the Sale/Exchange Cable Systems, amounts paid to governmental authorities and amounts received from customers are recorded on a gross basis. That is, amounts paid to governmental authorities are recorded as operating costs and expenses and amounts received from customers are recorded as revenue. The amount of such fees recorded on a gross basis related to video, high-speed data and voice services was $158 million in 2014, $166 million in 2013 and $162 million in 2012.

Operating Costs and Expenses

TWC secures programming on behalf of the Sale/Exchange Cable Systems. Programming, high-speed data connectivity and voice network costs are recorded as the services are provided. Programming costs are recorded based on the contractual agreements with programming vendors, which are generally multi-year agreements under which payments are made to programming vendors at agreed upon rates based on the number of subscribers to which programming services are provided. If a programming contract expires prior to the entry into a new agreement and the service continues to be distributed, programming costs are estimated during contract negotiations considering previous contractual rates, inflation and the status of the negotiations. When the programming contract terms are finalized, an adjustment to programming expense is recorded, if necessary, to reflect the terms of the new contract. Estimates are also made in the recognition of programming expense related to other items, such as the accounting for free periods and credits from service interruptions, as well as the

TWC CABLE SYSTEMS TO BE SOLD OR EXCHANGED IN THE

DIVESTITURE TRANSACTIONS WITH CHARTER COMMUNICATIONS, INC.

(A Carve-Out of Time Warner Cable Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

allocation of consideration exchanged between the parties in multiple-element transactions. Additionally, judgments are also required when multiple services are purchased from the same programming vendor. In these scenarios, the total consideration provided to the programming vendor is allocated to the various services received based upon their respective estimated fair values. Because multiple services from the same programming vendor may be received over different contractual periods and may have different contractual rates, the allocation of consideration to the individual services may have an impact on the timing of expense recognition. Accounting for consideration exchanged between the parties in multiple-element transactions is discussed further in “—Multiple-element Transactions—Contemporaneous Purchases and Sales” below.

Launch fees received from programming vendors are recognized as a reduction of expense on a straight-line basis over the term of the related programming arrangement. Amounts received from programming vendors representing the reimbursement of marketing costs are recognized as a reduction of marketing expense as the marketing services are provided.

Advertising costs are expensed upon the first exhibition of the related advertisements. Marketing expense (including advertising), net of certain reimbursements from programmers, was $165 million in 2014, $166 million in 2013 and $161 million in 2012.

Multiple-element Transactions

Multiple-element transactions involve situations where judgment must be exercised in determining the fair value of the different elements in a bundled transaction. As the term is used here, multiple-element transactions can involve (i) contemporaneous purchases and sales (e.g., advertising services are sold to a customer and, at the same time, programming services are purchased) and/or (ii) sales of multiple products and/or services (e.g., video, high-speed data and voice services are sold to a customer).

Contemporaneous Purchases and Sales

In the normal course of business, TWC, on behalf of the Sale/Exchange Cable Systems, enters into multiple-element transactions where TWC is simultaneously both a customer and a vendor with the same counterparty. For example, when negotiating the terms of programming purchase contracts with cable networks, the sale of advertising to the same cable network may be negotiated at the same time. Arrangements, although negotiated contemporaneously, may be documented in one or more contracts.

The accounting policy for each transaction negotiated contemporaneously is to record each element of the transaction based on the respective estimated fair values of the products or services purchased and the products or services sold. The judgments made in determining fair value in such transactions impact the amount of revenue, expenses and net income recognized over the respective terms of the transactions, as well as the respective periods in which they are recognized.

In determining the fair value of the respective elements, quoted market prices (where available), historical transactions or comparable cash transactions are considered. The most frequent transactions of this type involve funds received from vendors. Cash consideration received from a vendor is recorded as a reduction in the price of the vendor’s product unless (i) the consideration is for the reimbursement of a specific, incremental, identifiable cost incurred, in which case the cash consideration received would be recorded as a reduction in such cost, or (ii) an identifiable benefit in exchange for the consideration is provided, in which case revenue would be recognized for this element.

TWC CABLE SYSTEMS TO BE SOLD OR EXCHANGED IN THE

DIVESTITURE TRANSACTIONS WITH CHARTER COMMUNICATIONS, INC.

(A Carve-Out of Time Warner Cable Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

With respect to vendor advertising arrangements being negotiated simultaneously with the same cable network, an assessment is performed to determine whether each piece of the arrangement is at fair value. The factors that are considered in determining the individual fair value of the programming vary from arrangement to arrangement and include (i) the existence of a “most-favored-nation” clause or comparable assurances as to fair market value with respect to programming, (ii) a comparison to fees paid under a prior contract and (iii) a comparison to fees paid for similar networks. In determining the fair value of the advertising arrangement, advertising rates paid by other advertisers on the systems of the Sale/Exchange Cable Systems with similar terms are considered.

Sales of Multiple Products or Services

If sales contracts are entered into for the sale of multiple products or services, then the standalone selling price for each deliverable in the transaction is evaluated. For example, video, high-speed data and voice services are sold to subscribers in a bundled package at a rate lower than if the subscriber purchases each product on an individual basis. Revenue received from such subscribers is allocated to each product in a pro-rata manner based on the standalone selling price of each of the respective services on an individual basis. As another example, if a subscriber moves from a bundled package containing two services to a bundled package containing three services, the increase in the total revenue received is not attributed to the additional service. Rather, the total revenue received from such subscribers are allocated to each of the three products in a pro-rata manner based on the relative selling price of each of the respective services on an individual basis.

Income Taxes

The Sale/Exchange Cable Systems’ results of operations have historically been included in the consolidated U.S. federal income tax returns of TWC and applicable state income tax returns. The income tax amounts reflected in the combined financial statements have been determined as if the Sale/Exchange Cable Systems filed a separate income tax return for both U.S. federal and applicable states (the “separate return method”). The Sale/Exchange Cable Systems’ current income tax liabilities related to these separate income tax returns, including any applicable penalties and interest, are treated as being settled with TWC without payment as of the end of each year, which is included in “net contributions from (distributions to) TWC” in the combined statement of equity.

Income taxes are provided using the asset and liability method. Under this method, income taxes (i.e., deferred income tax assets, deferred income tax liabilities, taxes currently payable/refunds receivable and tax expense) are recorded based on amounts refundable or payable in the current year and include the results of any difference between GAAP and tax reporting. Deferred income taxes reflect the tax effect of net operating losses and the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, based upon enacted tax laws and expected tax rates that will be in effect when the temporary differences reverse. Valuation allowances are established when management determines that it is more likely than not that some portion or the entire deferred tax asset will not be realized. The financial effect of changes in tax laws or rates is accounted for in the period of enactment.

From time to time, transactions occur in which the tax consequences may be subject to uncertainty. Significant judgment is required in assessing and estimating the tax consequences of these transactions. Income tax returns are prepared and filed based on interpretation of tax laws and regulations. In the normal course of business, income tax returns are subject to examination by various taxing authorities. Such examinations may

TWC CABLE SYSTEMS TO BE SOLD OR EXCHANGED IN THE

DIVESTITURE TRANSACTIONS WITH CHARTER COMMUNICATIONS, INC.

(A Carve-Out of Time Warner Cable Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

result in future tax, interest and penalty assessments by these taxing authorities. In determining the Sale/Exchange Cable Systems’ income tax provision for financial reporting purposes, a reserve for uncertain income tax positions is established unless it is determined that such positions are more likely than not to be sustained upon examination, based on their technical merits. There is considerable judgment involved in determining whether positions taken on the income tax return are more likely than not to be sustained.

Income tax reserve estimates are adjusted periodically because of ongoing examinations by, and settlements with, the various taxing authorities, as well as changes in tax laws, regulations and interpretations. The combined income tax provision for any given year includes adjustments to prior year income tax accruals that are considered appropriate and any related estimated interest. When applicable, interest and penalties are recognized on uncertain income tax positions as part of the income tax provision.

Legal Contingencies

The Sale/Exchange Cable Systems are subject to legal, regulatory and other proceedings and claims that arise in the ordinary course of business. An estimated liability is recorded for those proceedings and claims arising in the ordinary course of business when the loss from such proceedings and claims becomes probable and reasonably estimable. Outstanding claims are reviewed with internal and external counsel to assess the probability and the estimates of loss, including the possible range of an estimated loss. The risk of loss is reassessed as new information becomes available and liabilities are adjusted as appropriate. The actual cost of resolving a claim may be substantially different from the amount of the liability recorded. Differences between the estimated and actual amounts determined upon ultimate resolution, individually or in the aggregate, are not expected to have a material adverse effect on the combined financial position but could possibly be material to the combined results of operations or cash flows for any one period.

Subsequent Events

Subsequent events have been considered through April 6, 2015, the date the combined financial statements were available for issuance, in preparing the combined financial statements and footnotes thereto.

TWC CABLE SYSTEMS TO BE SOLD OR EXCHANGED IN THE

DIVESTITURE TRANSACTIONS WITH CHARTER COMMUNICATIONS, INC.

(A Carve-Out of Time Warner Cable Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

3. BUSINESS ACQUISITIONS

Insight Acquisition

On February 29, 2012, TWC completed its acquisition of Insight Communications Company, Inc. and its subsidiaries (“Insight”) for $1.339 billion in cash, net of cash acquired. At closing, TWC repaid $1.164 billion outstanding under Insight’s senior secured credit facility (including accrued interest), and terminated the facility. Additionally, during 2012, Insight’s $495 million in aggregate principal amount of senior notes due 2018 were redeemed for $579 million in cash (including premiums and accrued interest). All of the Insight cable systems are included in the Sale/Exchange Cable Systems and the financial results for Insight have been included in the Sale/Exchange Cable Systems’ combined financial statements from the date of acquisition. The purchase price allocation is as follows (in millions):

Property, plant and equipment (primarily distribution systems)	$857
Intangible assets subject to amortization (primarily customer relationships)(a)	477
Intangible assets not subject to amortization (cable franchise rights)	1,747
Goodwill	624
Other current and noncurrent assets	170
Long-term debt	(1,734)
Deferred income tax liabilities, net	(639)
Other current and noncurrent liabilities	(163)

Total purchase price	$1,339

(a)	The weighted-average amortization period for customer relationships acquired in the Insight acquisition is 6 years.

4. ACQUISITION OF REMAINING INTEREST IN ERIE

During the fourth quarter of 2012, TWC acquired the remaining 45.81% noncontrolling interest in Erie Telecommunications, Inc. (“Erie”) for $32 million and, as a result, the Sale/Exchange Cable Systems owns 100% of Erie. This acquisition was recorded as an equity transaction and is reflected as a financing activity in the combined statement of cash flows. As a result, the carrying balance of this noncontrolling interest of $5 million was eliminated, and the remaining $27 million, representing the difference between the purchase price and carrying balance, was recorded as a reduction to “TWC investment” in the combined statement of equity.

5. INTANGIBLE ASSETS AND GOODWILL

Intangible assets and related accumulated amortization as of December 31, 2014 and 2013 consisted of the following (in millions):

	December 31, 2014			December 31, 2013
		Accumulated			Accumulated
	Gross	Amortization	Net	Gross	Amortization	Net
Intangible assets subject to amortization:
Customer relationships	$497	$(237)	$260	$497	$(154)	$343
Cable franchise renewals and access rights	17	(7)	10	14	(6)	8

Total	$514	$(244)	$270	$511	$(160)	$351

Intangible assets not subject to amortization:
Cable franchise rights	$7,271	$—	$7,271	$7,271	$—	$7,271

TWC CABLE SYSTEMS TO BE SOLD OR EXCHANGED IN THE

DIVESTITURE TRANSACTIONS WITH CHARTER COMMUNICATIONS, INC.

(A Carve-Out of Time Warner Cable Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The Sale/Exchange Cable Systems recorded amortization expense of $85 million in 2014, $85 million in 2013 and $72 million in 2012. Based on the remaining carrying value of intangible assets subject to amortization as of December 31, 2014, amortization expense is expected to be $84 million in 2015, $84 million in 2016, $83 million in 2017, $14 million in 2018 and $1 million in 2019. These amounts may vary as acquisitions and dispositions occur in the future.

There were no changes in the carrying value of goodwill during 2014 and 2013, and there were no accumulated goodwill impairment charges as of December 31, 2014 and 2013.

Annual Impairment Analysis

As of the July 1, 2014, 2013 and 2012 annual testing dates and based on qualitative assessments, it was determined that it was not more likely than not that the Sale/Exchange Cable Systems’ cable franchise rights and goodwill were impaired and, therefore, a quantitative assessment was not performed as part of the annual impairment testing. In making that determination, management identified and analyzed qualitative factors, including factors that would most significantly impact a DCF analysis of the fair values of the cable franchise rights and the fair value of the Sale/Exchange Cable Systems’ reporting unit.

6. EMPLOYEE BENEFIT PLANS

Pension Plans

Certain of the Sale/Exchange Cable Systems’ employees participate in two qualified defined benefit pension plans (collectively, the “Shared Plans”), which include the Time Warner Cable Pension Plan and the Time Warner Cable Union Pension Plan. The Shared Plans are sponsored by TWC and also include participants of other TWC subsidiaries. In addition, TWC provides a nonqualified defined benefit pension plan for certain Sale/Exchange Cable Systems’ employees. The Sale/Exchange Cable Systems account for the Shared Plans as multiemployer benefit plans. Accordingly, the Sale/Exchange Cable Systems do not record an asset or liability to recognize the funded status of the Shared Plans. The combined statement of operations includes pension expense related to the Shared Plans for costs directly attributable to the Sale/Exchange Cable Systems’ employees. Such costs totaled $10 million, $23 million and $22 million for the years ended December 31, 2014, 2013 and 2012, respectively. In addition, as discussed further in Note 7, allocations of pension expense related to certain members of TWC’s executive team and others who provide corporate-related services to the Sale/Exchange Cable Systems are recognized in “corporate charges from TWC and affiliates” in the combined statement of operations. As of December 31, 2014, the fair value of plan assets, accumulated benefit obligation and funded status of the Shared Plans were $3.106 billion, $2.709 billion and $(100) million, respectively, as included in TWC’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 13, 2015.

Defined Contribution Plan

The Sale/Exchange Cable Systems employees also participate in a defined contribution plan sponsored by TWC (the “TWC Savings Plan”). Employer contributions to the TWC Savings Plan are primarily based on a percentage of the employees’ elected contributions and are subject to plan provisions. The Sale/Exchange Cable Systems’ costs related to the TWC Savings Plan totaled $8 million, $9 million and $9 million for the years ended December 31, 2014, 2013 and 2012, respectively.

TWC CABLE SYSTEMS TO BE SOLD OR EXCHANGED IN THE

DIVESTITURE TRANSACTIONS WITH CHARTER COMMUNICATIONS, INC.

(A Carve-Out of Time Warner Cable Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

7. RELATED PARTY TRANSACTIONS

TWC provides certain management and administrative services to the Sale/Exchange Cable Systems (referred to as “shared support functions”) including, but not limited to, accounting and finance, information technology, executive management, legal, human resources, network operations and procurement. In addition, costs incurred by TWC in 2014 in connection with the Comcast merger have also been allocated to the Sale/Exchange Cable Systems. The operating costs and expenses associated with shared support functions as well as costs incurred in connection with the Comcast merger have been allocated to the Sale/Exchange Cable Systems on the basis of direct usage when identifiable, with the remainder allocated pro rata based on combined revenue, number of subscribers, headcount or other measures of the Sale/Exchange Cable Systems or TWC. The Sale/Exchange Cable Systems recognized allocations for shared support functions and costs incurred in connection with the Comcast merger of $421 million, $417 million and $407 million for the years ended December 31, 2014, 2013 and 2012, respectively, which are reflected in “corporate charges from TWC and affiliates” in the combined statement of operations.

TWC shares certain network assets that are operated over a national backbone and shared infrastructure, as well as other administrative sites, with the Sale/Exchange Cable Systems. The Sale/Exchange Cable Systems recognized charges for the use of such assets of $115 million, $105 million and $86 million for the years ended December 31, 2014, 2013 and 2012, respectively, which are reflected in “shared asset usage charges from TWC and affiliates” in the combined statement of operations.

Additionally, TWC primarily uses a centralized approach to cash management and financing of its operations with all related activity between the Sale/Exchange Cable Systems and TWC reflected in “TWC investment in the Sale/Exchange Cable Systems” in the combined balance sheet. Such transactions include (a) cash deposits from customer payments and other cash receipts that are transferred to TWC on a regular basis, (b) cash infusions from TWC to fund the Sale/Exchange Cable Systems’ operations, capital expenditures or acquisitions and (c) allocation of TWC’s shared support functions.

The Sale/Exchange Cable Systems’ transactions with certain of TWC’s equity-method investees for the years ended December 31, 2014, 2013 and 2012 consisted of the following (in millions):

	Year Ended December 31,
	2014	2013	2012
Costs and expenses:
Programming and content	$27	$30	$27
Other operating	4	4	5

Total	$31	$34	$32

8. INCOME TAXES

Taxable income generated by the Sale/Exchange Cable Systems has been included in the consolidated federal income tax returns of TWC and certain of its state income tax returns. Income taxes have been allocated to the Sale/Exchange Cable Systems as if such cable systems’ operations were held in a separate corporation that filed separate income tax returns. Management believes the assumptions underlying the allocation of income taxes on a separate return basis are reasonable. However, the amounts allocated for income taxes in the combined

TWC CABLE SYSTEMS TO BE SOLD OR EXCHANGED IN THE

DIVESTITURE TRANSACTIONS WITH CHARTER COMMUNICATIONS, INC.

(A Carve-Out of Time Warner Cable Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

financial statements are not necessarily indicative of the actual amount of income taxes that would have been recorded had the Sale/Exchange Cable Systems been held within a separate, stand-alone entity.

The current and deferred income tax provision for the years ended December 31, 2014, 2013 and 2012 consisted of the following (in millions):

	Year Ended December 31,
	2014	2013	2012
Federal:
Current	$244	$254	$253
Deferred	164	143	113
State:
Current	32	34	31
Deferred	27	18	38

Total	$467	$449	$435

The differences between income tax provision expected at the U.S. federal statutory income tax rate of 35% and income tax provision provided for the years ended December 31, 2014, 2013 and 2012 consisted of the following (in millions):

	Year Ended December 31,
	2014	2013	2012
Income tax provision at U.S. federal statutory rate	$428	$415	$388
State and local taxes, net of federal tax effects	38	34	45
Other	1	—	2

Total	$467	$449	$435

Significant components of deferred income tax liabilities, net, as of December 31, 2014 and 2013 consisted of the following (in millions):

	December 31,
	2014	2013
Cable franchise rights and customer relationships, net	$(2,341)	$(2,273)
Property, plant and equipment	(863)	(850)
Other	—	(1)

Deferred income tax liabilities	(3,204)	(3,124)
Net operating loss carryforwards(a)	58	155
Other	49	63

Deferred income tax assets	107	218

Deferred income tax liabilities, net(b)	$(3,097)	$(2,906)

(a)	Net operating loss carryforwards expire in varying amounts through December 2033.
(b)	Deferred income tax liabilities, net, includes current deferred income tax assets of $93 million and $141 million as of December 31, 2014 and 2013, respectively.

TWC CABLE SYSTEMS TO BE SOLD OR EXCHANGED IN THE

DIVESTITURE TRANSACTIONS WITH CHARTER COMMUNICATIONS, INC.

(A Carve-Out of Time Warner Cable Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The Sale/Exchange Cable Systems recognize income tax benefits for those income tax positions determined more likely than not to be sustained upon examination, based on the technical merits of the positions. The reserve for uncertain income tax positions is included in “other liabilities” in the combined balance sheet. The impact of temporary differences and tax attributes are considered when calculating accruals for interest and penalties associated with the reserve for uncertain income tax positions. Accrued interest and penalties were insignificant to the combined balance sheet for all periods presented. In addition, interest and penalties recognized in the income tax provision were insignificant to the combined statement of operations for all periods presented.

In September 2014, the Internal Revenue Service (the “IRS”) examination of TWC’s income tax returns for 2005 to 2007 was settled with the exception of an immaterial item that has been referred to the IRS Appeals Division. These were periods prior to TWC’s separation from Time Warner Inc. (“Time Warner”) in March 2009 (the “Separation”) during which TWC was a consolidated subsidiary of Time Warner for tax purposes. In August 2014, the IRS examination of TWC’s 2009 and 2010 income tax returns for periods after the Separation was also settled. The resolution of these examinations did not have a material impact on the combined financial position or results of operations of the Sale/Exchange Cable Systems. In June 2014, the IRS started the examination of TWC’s 2008 and 2009 income tax returns for periods prior to the Separation. In December 2014, the IRS also started the examination of TWC’s 2011 and 2012 income tax returns. These examinations are not anticipated to have a material impact on the combined financial position or results of operations of the Sale/Exchange Cable Systems. In addition, TWC is also subject to ongoing examinations of TWC’s tax returns by state and local tax authorities for various periods. Activity related to these state and local examinations did not have a material impact on the combined financial position or results of operations of the Sale/Exchange Cable Systems in 2014, nor is a material impact anticipated in the future.

9. COMMITMENTS AND CONTINGENCIES

Contractual Obligations

The Sale/Exchange Cable Systems have obligations to make future payments for goods and services under certain contractual arrangements. These contractual obligations secure the future rights to various assets and services to be used in the normal course of the Sale/Exchange Cable Systems’ operations. For example, the Sale/Exchange Cable Systems are contractually committed to make certain minimum lease payments for the use of property under operating lease agreements. In accordance with applicable accounting rules, the future rights and obligations pertaining to firm commitments, such as operating lease obligations and certain purchase obligations under contracts, are not reflected as assets or liabilities in the combined balance sheet.

The Sale/Exchange Cable Systems’ rent expense, which primarily includes facility rental expense and pole attachment rental fees, totaled $43 million in 2014, $31 million in 2013 and $32 million in 2012. The Sale/Exchange Cable Systems have lease obligations under various operating leases including minimum lease obligations for real estate and operating equipment.

The minimum rental commitments under long-term operating leases during the next five years are $19 million in 2015, $17 million in 2016, $12 million in 2017, $7 million in 2018, $3 million in 2019 and $7 million thereafter.

TWC enters into contracts with cable television networks and broadcast stations to provide programming services to the Sale/Exchange Cable Systems’ subscribers. The estimated future programming costs for these contract requirements and commitments, as included in the table below, are based on subscriber numbers and tier

TWC CABLE SYSTEMS TO BE SOLD OR EXCHANGED IN THE

DIVESTITURE TRANSACTIONS WITH CHARTER COMMUNICATIONS, INC.

(A Carve-Out of Time Warner Cable Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

placement as of December 31, 2014 applied to the per-subscriber rates contained in such contracts. Actual amounts due under such contracts may differ from the amounts included in the table below based on the actual subscriber numbers and tier placements. These amounts also include programming rights negotiated directly with content owners for distribution on TWC-owned channels or networks.

The following table summarizes aggregate contractual obligations outstanding as of December 31, 2014 under certain programming and content purchase agreements, as discussed above, and various other data processing and fiber-related contractual obligations, as well as the estimated timing and effect that such obligations are expected to have on the Sale/Exchange Cable Systems’ liquidity and cash flows in future periods (in millions):

2015	$1,204
2016—2017	1,945
2018—2019	1,174
Thereafter	377

Total	$4,700

Legal Proceedings

On August 9, 2010, the plaintiffs in Michelle Downs and Laurie Jarrett, et al. v. Insight Communications Company, L.P. filed a second amended complaint in a purported class action in the U.S. District Court for the Western District of Kentucky alleging that Insight Communications Company, L.P. violated Section 1 of the Sherman Antitrust Act by tying the sales of premium cable television services to the leasing of set-top converter boxes. The plaintiffs were seeking, among other things, unspecified treble monetary damages and an injunction to cease such alleged practices. On July 19, 2013, TWC filed a motion for summary judgment, which argued that Insight Communications Company, L.P. did not coerce the plaintiffs to lease a set-top converter box, a necessary element of the plaintiffs’ claim. On July 29, 2014, the court granted TWC’s summary judgment motion and entered judgment in TWC’s favor. On August 26, 2014, the plaintiffs filed a motion for reconsideration, which was denied on December 1, 2014. The plaintiffs did not appeal the grant of summary judgment, terminating the litigation.

TWC and the Sale/Exchange Cable Systems are subject to other legal proceedings and claims that arise in the ordinary course of business. The final disposition of these claims is not expected to have a material adverse effect on the combined financial condition of the Sale/Exchange Cable Systems, but could possibly be material to its combined results of operations. Further, no assurance can be given that any adverse outcome would not be material to the combined financial position of the Sale/Exchange Cable Systems.

TWC CABLE SYSTEMS TO BE SOLD OR EXCHANGED IN THE

DIVESTITURE TRANSACTIONS WITH CHARTER COMMUNICATIONS, INC.

(A Carve-Out of Time Warner Cable Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

10. ADDITIONAL FINANCIAL INFORMATION

Other Current Liabilities

Other current liabilities as of December 31, 2014 and 2013 consisted of the following (in millions):

	December 31,
	2014	2013
Accrued sales and other taxes	$45	$45
Accrued compensation and benefits	44	45
Accrued franchise fees	29	29
Accrued insurance	24	22
Other accrued expenses	69	77

Total other current liabilities	$211	$218

Revenue

Revenue for the years ended December 31, 2014, 2013 and 2012 consisted of the following (in millions):

	Year Ended December 31,
	2014	2013	2012
Residential services	$4,662	$4,757	$4,607
Business services	609	525	433
Advertising	212	199	225
Other	21	22	21

Total revenue	$5,504	$5,503	$5,286

Merger-related and Restructuring Costs

Merger-related and restructuring costs for the years ended December 31, 2014, 2013 and 2012 consisted of (in millions):

	Year Ended December 31,
	2014	2013	2012
Merger-related costs(a)	$—	$10	$53
Restructuring costs(b)	1	11	7

Total merger-related and restructuring costs	$1	$21	$60

(a)	Merger-related costs in 2013 were incurred in connection with the Insight acquisition. Merger-related costs in 2012 were incurred in connection with the acquisitions of Insight and certain NewWave Communications cable systems. As of December 31, 2014, all such merger-related costs had been paid. Merger-related costs of $50 million incurred by TWC in 2014 in connection with the Comcast merger have been allocated to the Sale/Exchange Cable Systems and are reflected in corporate charges in the combined statement of operations.
(b)	Restructuring costs related to employee terminations ($10 million in 2013 and $7 million in 2012) and other exit costs ($1 million in both 2014 and 2013). As of December 31, 2014, accruals for such restructuring costs were $1 million, which is classified as a current liability in the combined balance sheet. Restructuring costs of $4 million, $21 million and $4 million in 2014, 2013 and 2012, respectively, have been allocated to the Sale/Exchange Cable Systems and are reflected in corporate charges in the combined statement of operations.

TWC CABLE SYSTEMS TO BE SOLD OR EXCHANGED IN THE

DIVESTITURE TRANSACTIONS WITH CHARTER COMMUNICATIONS, INC.

(A Carve-Out of Time Warner Cable Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Supplemental Cash Flow Information

Additional financial information with respect to cash payments for the years ended December 31, 2014, 2013 and 2012 is as follows (in millions):

	Year Ended December 31,
	2014	2013	2012
Cash paid for interest(a)	$—	$—	$13

Cash paid for income taxes(b)	$281	$288	$283

(a)	Cash paid for interest in 2012 primarily relates to interest accrued on debt assumed in the Insight acquisition.
(b)	Cash paid for income taxes represents amounts settled with TWC for income taxes.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Midwest Cable, Inc.

Philadelphia, Pennsylvania

We have audited the accompanying balance sheets of Midwest Cable, Inc. (the “Company”) as of December 31, 2014 and September 22, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Midwest Cable, Inc. as of December 31, 2014 and September 22, 2014, in conformity with accounting principles generally accepted in the United States.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

April 6, 2015

Midwest Cable, Inc.

Balance Sheet

	December 31, 2014	September 22, 2014
Stockholder’s Equity
Common Stock; $0.01 par value, 1,000 shares authorized, 100 shares issued and outstanding	$1	$1
Receivable from Parent	$(1)	$(1)

Total Stockholder’s Equity	$—	$—

See accompanying notes to financial statement.

Midwest Cable, Inc.

Notes to Financial Statement

Note 1: History and Description of the Company

Midwest Cable, Inc. (the “Company”), a cable service provider to residential and commercial customers located in the Midwestern and Southeastern United States, was formed for the purpose of being the parent company of cable systems serving approximately 2.5 million legacy Comcast Corporation (“Comcast”) video subscribers. The Company has not engaged in any business or other activities and is currently a subsidiary of Comcast. Midwest Cable, LLC was formed in the state of Delaware as a limited liability company in May 2014 and converted to Midwest Cable, Inc., a Delaware corporation, in September 2014.

Note 2: Basis of Presentation and Summary of Significant Accounting Policies

The balance sheets and accompanying notes have been prepared in accordance with generally accepted accounting principles in the United States. Receivable from Parent is classified as an offset to stockholder’s equity as it represents the consideration to be received in exchange for the Company’s common stock issued to Comcast.

Note 3: Subsequent Events

We have evaluated all subsequent event activity through April 6, 2015, which is the issue date of the financial statement as of December 31, 2014, and concluded that no subsequent events have occurred that would require recognition in the financial statement or disclosure in the notes to the financial statement.

Independent Auditors’ Report

The Member

Bright House Networks, LLC:

We have audited the accompanying consolidated financial statements of Bright House Networks, LLC and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in member’s equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of Bright House Networks, LLC and its subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in accordance with U.S. generally accepted accounting principles.

(signed) KPMG LLP

New York, New York

March 27, 2015

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2014 and 2013

(In thousands of dollars)

	2014	2013
Assets
Current assets:
Cash and cash equivalents	$653,714	1,001,774
Short-term marketable securities (note 3)	112,397	9,995
Accounts receivable-trade, net of allowances of $19,250 and $17,918 as of December 31, 2014 and 2013, respectively	179,383	165,635
Other current assets	55,564	48,700

Total current assets	1,001,058	1,226,104
Property, plant, and equipment, net (note 2)	2,130,642	2,007,372
Long-term marketable securities (note 3)	362,940	—
Investments (note 4)	12,006	11,354
Goodwill (note 5)	12,746	12,746
Intangible assets, net (note 5)	851,484	851,073
Other assets	50,241	19,622

Total assets	$4,421,117	4,128,271

Liabilities and Member’s Equity
Accounts payable and other current liabilities (note 6)	$348,342	362,640
Current maturities of long term debt (note 7)	42,857	42,857
Deferred revenue	62,946	60,651

Total current liabilities	454,145	466,148
Long-term debt (note 7)	471,429	514,286
Other liabilities (note 8)	479,722	189,300

Total liabilities	1,405,296	1,169,734
Commitments and contingencies (note 12)
Member’s equity	3,015,821	2,958,537

Total liabilities and member’s equity	$4,421,117	4,128,271

See accompanying notes to consolidated financial statements.

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2014, 2013 and 2012

(In thousands of dollars)

	2014	2013	2012
Revenues:
Subscriber	$3,504,839	3,335,582	3,165,119
Advertising and other	199,548	172,886	177,810

Total revenues	3,704,387	3,508,468	3,342,929

Costs and expenses:
Operating expenses	2,503,534	2,392,049	2,296,921
Depreciation and amortization	416,223	386,063	359,563
Gain on disposal of assets, net	(4,497)	(29,483)	(1,883)
Income from equity investments	(122)	(1,862)	(70,203)
Interest, net	37,724	42,371	53,851

Total costs and expenses	2,952,862	2,789,138	2,638,249

Net income	$751,525	719,330	704,680

See accompanying notes to consolidated financial statements.

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended December 31, 2014, 2013 and 2012

(In thousands of dollars)

	2014	2013	2012
Net income	$751,525	719,330	704,680
Change in unrecognized amounts included in pension and postretirement obligations (note 10)	(132,713)	84,655	(16,434)

Comprehensive income	$618,812	803,985	688,246

See accompanying notes to consolidated financial statements.

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Consolidated Statements of Changes in Member’s Equity

Years ended December 31, 2014, 2013 and 2012

(In thousands of dollars)

	Member’s equity	Accumulated other comprehensive loss	Total
Balance, December 31, 2011	$2,511,739	(159,426)	2,352,313
Net income	704,680	—	704,680
Change in unrecognized amounts included in pension and postretirement obligations (note 10)	—	(16,434)	(16,434)
Distributions	(566,357)	—	(566,357)

Balance, December 31, 2012	2,650,062	(175,860)	2,474,202
Net income	719,330	—	719,330
Change in unrecognized amounts included in pension and postretirement obligations (note 10)	—	84,655	84,655
Distributions	(319,650)	—	(319,650)

Balance, December 31, 2013	3,049,742	(91,205)	2,958,537
Net income	751,525	—	751,525
Change in unrecognized amounts included in pension and postretirement obligations (note 10)	(170,128)	(132,713)	(302,841)
Distributions	(391,400)	—	(391,400)

Balance, December 31, 2014	$3,239,739	(223,918)	3,015,821

See accompanying notes to consolidated financial statements.

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2014, 2013 and 2012

(In thousands of dollars)

	2014	2013	2012
Cash flows from operating activities:
Net income	$751,525	719,330	704,680
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation and amortization	416,223	386,063	359,563
Income from equity investments	(122)	(1,862)	(70,203)
Gain on disposal of assets, net	(4,497)	(29,483)	(1,883)
Change in operating assets and liabilities:
Accounts receivable	(13,747)	(5,957)	(5,232)
Other current assets	(6,863)	(23,125)	(4,207)
Other assets	3,860	(778)	12,575
Accounts payable and other liabilities	(26,718)	22,987	26,079
Deferred revenue	2,296	8,290	(2,483)

Net cash provided by operating activities	1,121,957	1,075,465	1,018,889

Cash flows from investing activities:
Capital expenditures	(530,590)	(397,882)	(421,945)
Franchise expenditures	(10,274)	(9,598)	(12,314)
Purchases of marketable securities	(608,178)	(9,995)	(39,981)
Proceeds from sale and maturities of marketable securities	140,597	39,981	—
Business acquisition, net of cash acquired	—	—	(15,750)
Acquisitions of investments and other assets	(530)	(1,831)	(1,795)
Transfer to restricted cash	(31,282)	—	—
Proceeds from SpectrumCo’s sale of spectrum licenses	—	1,161	187,453
Proceeds from sale of investment	—	42,373	—
Proceeds from sale of other assets	4,497	5,810	8,378

Net cash used in investing activities	(1,035,760)	(329,981)	(295,954)

Cash flows from financing activities:
Member distributions	(391,400)	(319,650)	(566,357)
Repayments of senior note	(42,857)	(42,857)	(150,000)

Net cash used in financing activities	(434,257)	(362,507)	(716,357)

Net (decrease) increase in cash and cash equivalents	(348,060)	382,977	6,578
Cash and cash equivalents at beginning of period	1,001,774	618,797	612,219

Cash and cash equivalents at end of period	$653,714	1,001,774	618,797

Interest paid	$41,036	44,250	53,490

See accompanying notes to consolidated financial statements.

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(1) Organization and Summary of Significant Accounting Policies

(a) Description of Business

Bright House Networks, LLC and subsidiaries (the Company) is a cable operator with its primary markets in Florida, Michigan, Alabama, Indiana and California. The Company provides its subscribers with video, high-speed data and digital phone services. The Company also sells advertising on its cable systems to local and national advertisers.

The Company is a wholly owned subsidiary of Time Warner Entertainment-Advance/Newhouse (TWE-A/N). TWE-A/N is a partnership formed in 1995 by Time Warner Entertainment Company, L.P., a subsidiary of Time Warner Inc., and Advance/Newhouse Partnership (A/N). A/N is the manager of the Company and is entitled to 100% of its economic benefits.

(b) Basis of Consolidation

The accompanying consolidated financial statements include all of the accounts and all entities that are majority-owned by the Company and are required to be consolidated in accordance with accounting principles generally accepted in the United States of America (GAAP). The Company has eliminated intercompany accounts and transactions among consolidated entities.

(c) Revenues and Costs

Subscriptions are recorded as revenue in the period that the service is provided. Advertising revenues are recognized in the period that the advertisements are exhibited. Recognition of revenue from subscribers billed in advance is deferred until the services are rendered.

The Company pays for programming provided to its subscribers under joint contracts with Time Warner Cable Inc. (TWC). The programming costs are expensed as the related services are made available to subscribers. Amounts paid to TWC for programming and other services were $976.5 million, $944.1 million and $902.1 million in 2014, 2013 and 2012, respectively. At December 31, 2014 and 2013, unpaid balances due to TWC were $154.4 million and $144.7 million, respectively. Such amounts are included in accounts payable and other current liabilities in the accompanying consolidated balance sheets.

Launch fees received from programming vendors are deferred and recognized as a reduction of expense over the life of the related programming agreement. Reimbursement of marketing costs from programming vendors are recognized as a reduction in marketing expense.

Advertising costs are expensed upon the first exhibition of related advertisements. Marketing expense (including advertising), net of certain reimbursements from programmers, was $93.0 million, $83.7 million and $81.1 million in 2014, 2013 and 2012, respectively.

Cable subscriber installation costs for single-family residences are expensed when incurred.

In the normal course of business, the Company is assessed non-income related taxes by governmental authorities, including franchising authorities, and collects such taxes from its subscribers. The Company’s policy is that, in instances where the tax is being assessed directly on the Company, amounts paid to governmental authorities and amounts received from subscribers are recorded on a gross basis. That is, amounts paid to governmental authorities are recorded as operating expenses and amounts received from subscribers are recorded as revenues. The amount of such fees included as a component of revenues was $90.4 million, $89.1 million and $89.2 million in 2014, 2013 and 2012, respectively.

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2014, 2013 and 2012

(d) Cash and Cash Equivalents

Cash and cash equivalents consist of cash and liquid investments with an original maturity of less than three months.

(e) Marketable Securities

The Company has investments in marketable debt securities which are accounted for as available-for-sale securities and stated at fair value. The Company determines the appropriate classification of the investments at the date of purchase and reevaluates the classification at the balance sheet date. Marketable debt securities with maturities of 12 months or less are classified as short-term. Marketable debt securities with maturities greater than 12 months are classified as long-term. Changes in the fair value of available-for-sale securities were not material.

(f) Fair Value Disclosures

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy, as defined below, gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

Level 1 —	Defined as observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 —	Defined as observable inputs other than Level 1 inputs. These include quoted prices for similar assets or liabilities in an active market, quoted prices for identical assets and liabilities that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 —	Defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The carrying value of accounts receivable, accounts payable, and other current liabilities approximates fair value because of the relatively short maturity of these items.

The Company’s marketable securities, which include U.S. Treasury securities, corporate debt securities, U.S. government agency securities, municipal securities, certificates of deposit and commercial paper, are recorded at fair value (see note 3). The Company classified these investments as Level 2 since the fair value estimates are based on market observable inputs for investments with similar terms and maturities.

(g) Accounts Receivable

Accounts receivable are recorded at net realizable value. The Company maintains an allowance for doubtful accounts, which is determined after considering past collection experience, aging of accounts receivable, general economic factors, and other considerations.

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2014, 2013 and 2012

(h) Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost. Additions to the Company’s distribution systems include material, labor, and overhead. Depreciation is calculated using the straight-line method over the estimated useful lives as follows:

Buildings and improvements	10-45 years
Distribution systems	3-16 years
Vehicles and other equipment	3-10 years

Gains and losses on dispositions of property are reported as disposal of assets, net, in the accompanying consolidated statements of income.

(i) Investments

Investments in which the Company has significant influence, but less than controlling voting interest, are accounted for under the equity method. Investments in which the Company does not have significant influence are accounted for under the cost method.

The Company writes down an investment to fair value if it is determined that the investment has incurred an other-than-temporary decline in value. The Company evaluates available financial information and quoted market prices, where available, to determine fair value (note 4).

(j) Goodwill

The excess of purchase price over the fair value of net tangible and identifiable intangible assets acquired is included in goodwill on the date of acquisition. Goodwill is not amortized.

(k) Intangible Assets

Intangible assets include cable television franchises acquired in business combinations. These assets are deemed to have an indefinite useful life and are not amortized.

Intangible assets also include costs incurred in negotiating and renewing cable franchise agreements and other contractual rights, such as deferred right-of-way costs. These assets have a finite useful life and are amortized on a straight-line basis over their respective contract terms as follows:

Renewal of cable franchise rights	15-25 years
Deferred right-of-way costs	5-25 years
Trade names and subscriber lists	5 years
Other	2-20 years

(l) Impairment of Long-Lived, Indefinite-Lived Assets and Goodwill

The Company reviews its long-lived assets (property, plant, and equipment, and intangible assets subject to amortization that arose from acquisitions accounted for under the purchase method) for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value.

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2014, 2013 and 2012

We evaluate goodwill and other indefinite-lived intangible assets for impairment at least annually and whenever other facts and circumstances indicate that the carrying amounts of goodwill and other indefinite-lived assets may not be recoverable. For purposes of the goodwill evaluation, we make a qualitative assessment to determine if goodwill may be impaired. If it is more likely than not that a reporting unit’s fair value is less than its carrying value, we then compare the fair value of the reporting unit to its respective carrying amount. If the carrying value of a reporting unit were to exceed its fair value, we would then compare the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying amount over the fair value would be charged to operations as an impairment loss. Any excess of the carrying value over the fair value of indefinite-lived intangibles assets other than goodwill is also charged to operations as an impairment loss.

(m) Income Taxes

The Company is not subject to federal or state income taxes, and therefore, no income taxes are recorded in the accompanying consolidated financial statements.

(n) Use of Estimates

The accompanying consolidated financial statements are prepared in accordance with GAAP, which requires that management make estimates and assumptions that affect the reported amounts. Actual results could differ from these estimates.

Significant estimates inherent in the preparation of the accompanying consolidated financial statements include accounting for asset impairments, allowances for doubtful accounts, investments, depreciation and amortization, pension benefits, and contingencies. Allocation methodologies used to prepare the accompanying consolidated financial statements are based on estimates and are described in the notes, where appropriate.

(o) Change in Presentation

Certain amounts from the prior year’s financial statements were reclassified to conform to the current year presentation.

(2) Property, Plant, and Equipment, Net

Property, plant, and equipment and related accumulated depreciation consist of the following at December 31:

	2014	2013
	(In thousands)
Land	$32,733	31,416
Buildings and improvements	262,871	240,407
Distribution system	4,531,328	4,223,858
Vehicles, other equipment, furniture, and fixtures	359,937	354,621
Construction in progress	38,457	37,786

Total cost	5,225,326	4,888,088
Less accumulated depreciation	(3,094,684)	(2,880,716)

Total property, plant, and equipment, net	$2,130,642	2,007,372

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2014, 2013 and 2012

Depreciation expense was $406.4 million, $376.4 million and $349.0 million for 2014, 2013 and 2012, respectively.

(3) Marketable Securities

Our marketable debt securities consisted of the following at December 31:

	2014	2013
	(In thousands)
Short-term marketable securities:
U.S. Treasury securities	$27,782	—
Corporate debt securities	3,103	—
U.S. agency securities	17,491	—
Municipal securities	13,552	—
Certificates of deposit	18,998	—
Commercial paper	31,471	9,995

Total short-term marketable securities	$112,397	9,995

Long-term marketable securities:
Corporate debt securities	$73,424	—
U.S. agency securities	129,782	—
Municipal securities	159,734	—

Total long-term marketable securities	$362,940	—

As of December 31, 2014, our short-term and long-term marketable debt securities had remaining maturities of 1 month to 12 months and 13 months to 79 months, respectively.

(4) Investments

Investments consist of the following at December 31:

	2014	2013
	(In thousands)
Equity method investments	$12,006	11,354

Total investments	$12,006	11,354

In August 2012, SpectrumCo, LLC (SpectrumCo), a wireless joint venture that held advanced wireless spectrum (AWS) licenses in which the Company and several other cable companies were participants, sold all of its AWS licenses to Cellco Partnership (doing business as Verizon Wireless), a joint venture between Verizon Communications Inc. and Vodafone Group Plc, for $3.6 billion in cash. The Company’s portion of SpectrumCo’s gain on sale of its AWS spectrum licenses was $71.1 million, which is included in Income from equity investments in the consolidated statement of income in 2012. Following the close of the transaction, SpectrumCo distributed to the Company $187.5 million, which represents the Company’s portion of the sale proceeds, based on its 5.3% investment in SpectrumCo.

In July 2013, in connection with Sprint Communications, Inc.’s (Sprint) acquisition of Clearwire Corporation (Clearwire), Sprint acquired the Company’s cost method investment of 8.5 million Class A shares of Clearwire for $42.4 million. As a result, the Company recognized a gain of $25.9 million, which is included in Gain on disposal of assets, net in the consolidated statement of income in 2013.

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2014, 2013 and 2012

(5) Intangible Assets and Goodwill

Intangible assets and related accumulated amortization consist of the following at December 31:

	2014			2013
	Gross carrying amount	Accumulated amortization	Total	Gross carrying amount	Accumulated amortization	Total
	(In thousands)
Indefinite-lived cable franchise right	$801,760	—	801,760	801,760	—	801,760
Finite-lived intangible assets:
Renewal of cable franchise rights	85,246	(82,177)	3,069	85,246	(80,807)	4,439
Deferred right-of-way costs	84,297	(40,923)	43,374	74,025	(33,239)	40,786
Trade names and subscriber lists	1,564	(625)	939	1,564	(313)	1,251
Other	5,530	(3,188)	2,342	5,530	(2,693)	2,837

	176,637	(126,913)	49,724	166,365	(117,052)	49,313

Total intangible assets, net	$978,397	(126,913)	851,484	968,125	(117,052)	851,073

Amortization expense was $9.9 million, $9.7 million and $10.6 million in 2014, 2013 and 2012, respectively. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense is expected to be $9.6 million in 2015, $8.7 million in 2016, $7.9 million in 2017, $6.1 million in 2018, and $4.8 million in 2019.

Changes in the carrying value of the Company’s goodwill from January 1 through December 31 are presented below:

	2014	2013
	(In thousands)
Balance at beginning of year	$12,746	12,333
Acquisition of Telovations	—	413

Balance at end of year	$12,746	12,746

There were no accumulated goodwill impairment charges as of December 31, 2014 and 2013.

(6) Accounts Payable and Other Current Liabilities

Accounts payable and other current liabilities consist of the following at December 31:

	2014	2013
	(In thousands)
Accounts payable	$77,638	94,512
Amount owed to TWC	154,367	144,695
Other	116,337	123,433

Total other liabilities	$348,342	362,640

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2014, 2013 and 2012

(7) Long-Term Debt

The following table summarizes the Company’s debt arrangements at December 31:

Type	Maturity	Principal amount	Balance outstanding
			2014	2013
			(In thousands)
Senior notes(a)	2016	300,000	300,000	300,000
Senior notes(b)	2019	300,000	214,286	257,143
Revolving credit(c)	2018	500,000	—	—

Total		$1,100,000	514,286	557,143

Less current portion			42,857	42,857

Total long-term debt			$471,429	514,286

The senior notes are guaranteed by A/N and the Company’s subsidiaries.

(a)	Interest on senior notes is payable semi annually at a fixed annual interest rate of 7.25%. The principal is payable in full at maturity.

(b)	Interest on senior notes is payable semi annually at a fixed annual interest rate of 7.50%. The principal is payable in annual payments of $42.9 million beginning July 28, 2013.

(c)	The Company pays interest rates equal to LIBOR plus 1.125% on its revolver loans and a commitment fee of 0.125% per annum on the unused portion of the facility. The entire $500 million total facility remained available at December 31, 2014. The revolving credit facility terminates on July 29, 2018.

The Company’s debt had an estimated fair value of $564.0 million and $635.0 million as of December 31, 2014 and December 31, 2013, respectively. The estimated fair value of the Company’s privately held debt was based on available interest rates for debt issuances with similar terms and remaining maturities. Unrealized gains or losses on debt do not result in the realization or expenditure of cash and are not recognized for financial reporting purposes unless the debt is retired prior to its maturity.

The Company is required to maintain certain financial covenants and is in compliance with those covenants as of December 31, 2014. In the event of a change in control, the Company is required to give written notice to each holder containing an offer to prepay the senior notes at a price of 100% of the principal amount of the senior notes plus accrued and unpaid interest, accrued to such date of prepayment, plus a make-whole amount.

Interest expense for the instruments above, including amortization of deferred financing fees and other fees of $1.5 million, $2.3 million and $3.3 million, was $41.2 million, $45.2 million and $56.8 million in 2014, 2013 and 2012, respectively.

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2014, 2013 and 2012

(8) Other Liabilities

Other liabilities consist of the following at December 31:

	2014	2013
	(In thousands)
Accrued pension benefits (note 10)	$420,648	140,758
Other	59,074	48,542

Total other liabilities	$479,722	189,300

(9) Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists of the following at December 31:

	2014	2013	2012
	(In thousands)
Cumulative net unrecognized loss on pension and other postretirement employee benefits	$(223,918)	(91,205)	(175,860)

(10) Pension and Other Postretirement Benefits

Employee benefit plans

The Company sponsors a funded pension plan, the Bright House Networks Pension Plan (the Plan). The Plan provides employees with retirement benefits in accordance with benefit provision formulas based on years of service and compensation. Funding is based on an evaluation and review of the assets and liabilities of the Plan. The assets are held in a master trust managed by the Advance Publications, Inc. Master Trust Pension Committee. The projected benefit obligation is determined using the census data specific to the Company’s employees. The Company’s share of the master trust assets consists of Company specific contributions, net of benefit payments, and its proportionate share of the actual return on total assets. The Company’s Plan was historically an annex to the Advance Pension Plan. On July 31, 2014, the Plan was spun off into its own separate pension plan. In connection with the spin-off, approximately $170 million of plan assets previously attributed to the Plan were transferred to the Advance Publications Pension Plan and is reflected within member’s equity.

The Company sponsors unfunded supplemental pension benefit plans for a select group of management and highly compensated employees. These plans are based on employees’ years of service and compensation.

The Company provides postretirement healthcare to retirees and eligible dependents. These benefits are paid from the general assets of the Company.

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2014, 2013 and 2012

Changes in the Company’s projected benefit obligation, fair value of plan assets and funded status from January 1 through December 31 are presented below:

	2014	2013
	(In thousands)
Projected benefit obligation, beginning of year	$509,185	535,961
Service cost	33,554	38,325
Interest cost	25,251	22,483
Actuarial (gain) loss	141,378	(77,312)
Benefits paid	(8,600)	(10,271)

Projected benefit obligation, end of year	$700,768	509,186

Accumulated benefit obligation	$548,395	396,719

Fair value of plan assets, beginning of year	365,359	306,772
Actual return on plan assets	32,927	20,054
Employer contributions	57,580	48,804
Benefits paid	(8,600)	(10,271)
Transfer out due to plan spinoff	(170,128)	—

Fair value of plan assets, end of year	$277,138	365,359

Funded status	$(423,630)	(143,827)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the qualified pension plan, the supplemental pension plan and other postretirement plans as of December 31, 2014 and 2013 consisted of the following:

	Qualified Pension Plan		Supplemental Pension Plans		Other Postretirement Plans
	December 31,		December 31,		December 31,
	2014	2013	2014	2013	2014	2013
	(In thousands)
Projected benefit obligation	$649,781	466,634	50,850	42,289	137	262
Accumulated benefit obligation	498,013	354,914	50,382	41,805	—	—
Fair value of plan assets	277,138	365,359	—	—	—	—

Pretax amounts recognized in the consolidated balance sheet as of December 31, 2014 and 2013 consisted of the following:

	2014	2013
	(In thousands)
Current liability	$(2,982)	(3,069)
Noncurrent liability	(420,648)	(140,758)

Total amount recognized in liabilities	$(423,630)	(143,827)

Accumulated other comprehensive loss, net:
Actuarial loss	$(223,836)	(91,119)
Prior service (cost) credit	(82)	(86)

Total amount recognized in members’equity	$(223,918)	(91,205)

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2014, 2013 and 2012

The components of net periodic benefit costs for the years ended December 31, 2014, 2013 and 2012 consisted of the following:

	2014	2013	2012
	(In thousands)
Service cost	$33,554	38,324	34,420
Interest cost	25,251	22,483	20,688
Expected return on plan assets	(27,990)	(23,404)	(20,570)
Recognized actuarial loss	3,722	10,688	9,022
Amortization of prior service cost	5	5	16

Net periodic pension cost	$34,542	48,096	43,576

The estimated amounts that are expected to be amortized from accumulated other comprehensive loss, net, into net periodic benefit costs in 2015 include:

Amortization of actuarial loss	$12,771
Amortization of prior service cost	5

$12,776

	2014	2013	2012
Weighted average assumptions used to determine projected benefit obligations and net periodic cost:
Discount rate used to determine projected benefit obligation - pension plan	4.40%	5.00%	4.25%
Discount rate used to determine projected benefit obligation - supplemental pension plan and other postretirement plans	4.10	5.00	4.25
Discount rate used to determine net periodic cost	5.00	4.25	4.60
Expected long-term return on plan assets	7.50	7.50	8.00
Rate of compensation increase used to determine projected benefit obligation	4.00	4.00	4.00
Rate of compensation increase used to determine net periodic pension cost	4.00	4.00	4.00
Healthcare cost trend rate assumed for next year	7.20	7.20	7.00
Rate to which the cost is assumed to decline (ultimate trend rate)	4.50	4.50	5.00
Year that the rate reaches the ultimate trend rate	2027	2027	2027

The mortality tables used to determine benefit obligations as of December 31, 2014, 2013 and 2012 consisted of the following: RP 2014 generational mortality table with MP - 2014 projection scale and no collar adjustment for 2014, and the PPA Separate static annuitant and non-annuitant tables for the respective years in 2013 and 2012.

The discount rate used by the Company in calculating the net periodic benefit cost for the Qualified Pension Plan and the Supplemental Pension Plan was determined using the Mercer Pension Discount Yield Curve - Above Mean Yield. The Pension Discount Yield Curve also includes additional AA rated bonds and further to allow usage of above mean bonds for determination of the discount rate.

In developing the expected long-term rate of return on assets, the Plan evaluates input from investment consultants, actuaries, and investment management firms based on their long term investment outlook and computation of historical returns. Expectations of returns for each asset class are the most significant of the

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2014, 2013 and 2012

assumptions used in developing the expected long-term return on assets. The Company then utilizes a forward-looking building block approach based on the asset class allocations.

The Plan’s investment policy for its funded pension plan is to maximize the total rate of return on plan assets within an acceptable level of risk to minimize the cost of providing pension benefits while maintaining adequate funding levels.

The Plan’s asset allocations and targets are as follows:

	Asset allocation		Target allocation
	2014	2013	2014	2013
Equity securities	33%	43%	27-47%	27-47%
Global asset allocation funds	13	14	10-20	10-20
Fixed income, cash and annuity contracts	42	30	25-45	25-45
Alternatives	12	13	0-20	0-20

Total	100%	100%

The fair value of assets underlying the Plan held at December 31, 2014 and 2013 by asset category is as follows:

	2014
	Level 1	Level 2	Level 3	Total
	(In thousands)
Equity securities:(a)
U.S. companies	$396	39,992	—	40,388
Non-U.S. companies	—	50,800	—	50,800
Global asset allocation funds(b)	17,521	18,365	—	35,886
Fixed income, cash and annuity contracts(c)	13	117,097	—	117,110
Alternatives(d)	—	11,607	21,347	32,954

Total	$17,930	237,861	21,347	277,138

	2013
	Level 1	Level 2	Level 3	Total
	(In thousands)
Equity securities:(a)
U.S. companies	$20,197	57,383	—	77,580
Non-U.S. companies	—	79,762	—	79,762
Global asset allocation funds(b)	25,784	26,348	—	52,132
Fixed income, cash and annuity contracts(c)	—	108,603	—	108,603
Alternatives(d)	—	17,157	30,125	47,282

Total	$45,981	289,253	30,125	365,359

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2014, 2013 and 2012

The following details the assets measured at fair value, including the general classification of such assets pursuant to the fair value hierarchy (note 1):

(a) Equity securities

Equity securities are valued at the closing price reported on the major stock exchange where the individual securities are traded and are generally classified within Level 1 of the fair value hierarchy. Some of these assets are held in common/collective trusts, which are public investment fund vehicles valued based on the quoted net asset value (NAV) and are generally classified within Level 2 of the fair value hierarchy.

(b) Global asset allocation funds

Global asset allocation assets generally consist of fixed income and equity securities and are held in registered investment companies and common/collective trusts, where the assets are valued at NAV, and classified as Level 1 and Level 2, respectively, of the fair value hierarchy.

(c) Fixed income, cash, annuity contracts

Fixed income securities and cash are generally held in common/collective trusts that are benchmarked off a comparable index. The underlying assets are valued at NAV and are classified as Level 2 of the fair value hierarchy. The value of annuity contracts are invested in asset pools consisting of equity and fixed income securities, which are classified as Level 2 of the fair value hierarchy.

(d) Alternatives

Alternatives primarily include limited partnership investments in hedge funds and private equity funds. Hedge funds are valued based on a quoted NAV and are classified within Levels 2 or 3 of the fair value hierarchy, depending on the level of liquidity and market activity for each investment. The valuation of private equity funds are based on different methodologies including discounted cash flow, direct capitalization, and market comparable analysis and are generally classified as Level 3 of the fair value hierarchy.

The changes in Level 3 pension plan assets for the years ended December 31, 2014 and 2013, were as follows:

	2014	2013
	(In thousands)
Balance at beginning of year	$30,125	13,528
Purchases, issuances, and settlements, net	(110)	10,525
Transfer out due to plan spinoff	(9,698)	—
Actual return on Plan assets still held at December 31, 2014	1,030	6,072

Balance at end of year	$21,347	30,125

The Company expects to contribute $47.7 million to the Plan in 2015.

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2014, 2013 and 2012

Total payments from the Company’s benefit plans were $8.6 million in 2014. The expected future payments from its benefit plans are as follows (in thousands):

2015	$9,717
2016	10,650
2017	12,208
2018	13,796
2019	15,734
2020–2024	113,631

$175,736

(11) Related Party Transactions

During 2014 and 2013, the Company had transactions with Advance Publications, Inc. and its wholly owned subsidiaries (Advance). Advance is a related party to the Company due to its ownership of A/N (note 1). Amounts due from Advance that are included within other current assets in the accompanying consolidated balance sheets at December 31, 2014 and 2013 are summarized below:

	2014	2013
	(In thousands)
Total due from Advance, net	$24,247	18,039

The Company has a revolving credit agreement with Advance with a borrowing capacity of $750.0 million. The revolving credit facility has a term of five years maturing on August 31, 2018, with interest on the outstanding balance equal to LIBOR plus 1.75% in addition to a commitment fee of 0.275% on the unused portion. The Company has subordinated its right to receive interest and repayments of principal to the rights of certain other creditors pursuant to a subordination agreement dated July 28, 2009. The outstanding balance of the revolving line of credit as of December 31, 2014 and 2013 was $0. Total interest income recognized by the Company related to the revolving credit agreement was $1.9 million, $1.9 million and $1.9 million for the years ended December 31, 2014, December 31, 2013 and December 31, 2012, respectively, which is recorded as a component of interest, net within the accompanying consolidated statements of income.

The accompanying consolidated statements of income include allocations from Advance for certain corporate administrative expenses. Total allocated corporate expense was $47.9 million, $49.7 million and $65.0 million for the years ended December 31, 2014, December 31, 2013 and December 31, 2012, respectively, which is recorded by the Company as a component of operating expense within the accompanying consolidated statements of income.

(12) Commitments and Contingencies

a.	The Company has certain pending lawsuits, which, in the opinion of management, will not have a material adverse effect upon the financial condition of the Company.

b.	As of December 31, 2014, the Company is contingently liable for affiliated pension liabilities of $559 million (affiliates’ share of accumulated benefit obligation in excess of plan assets). As of December 31, 2014, the Company does not expect that any contributions will be made on behalf of any of the affiliates.

c.

The Company pays for programming provided to its subscribers under joint contracts with TWC. Contract rates are based on subscriber counts that include TWC’s and the Company’s subscribers. The Company’s

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2014, 2013 and 2012

programming costs could increase if contract rates were negotiated based solely on the Company’s subscriber counts.

d.	Many of the Company’s franchise agreements and utility pole leases require the Company to remove its cable wires and other equipment upon termination of the respective agreements. The Company has concluded that the fair value of these asset retirement obligations cannot be reasonably estimated since the range of potential settlement dates is not determinable.

e.	Cash distributions by the Company for non-tax purposes are restricted by the existing note purchase agreement with third-party lenders (the Agreement). The Company may make cash distributions during any fiscal quarter so long as the Adjusted Consolidated Net Worth (as defined) as of such date less the amount of such cash distribution is not less than $1 billion.

f.	The Company had $34.4 million and $35.8 million of letters of credit as of December 31, 2014 and December 31, 2013, respectively.

g.	The Company is liable under various operating leases for office space which expire on various dates through 2039. Certain lease agreements include escalation clauses. The Company also rents space on utility poles for its operations. The pole rental agreements are for varying terms and management anticipates renewals as they expire.

Future minimum rental payments required under these leases (with initial or remaining terms in excess of one year), including pole rentals from January 1, 2015 through December 31, 2019 at rates now in force, are as follows (in thousands):

2015	$17,935
2016	17,117
2017	16,510
2018	15,892
2019	11,419
Thereafter	8,532

87,405
Less sublease income	(1,018)

$86,387

Total rent expense was $20.4 million, $26.5 million and $25.6 million in 2014, 2013 and 2012, respectively.

(13) Subsequent Events

The Company has evaluated subsequent events that have occurred through March 27, 2015, the date which the accompanying consolidated financial statements were available to be issued, and has determined there were no material events since the balance sheet date of this report requiring disclosure or adjustment to the accompanying consolidated financial statements.

Appendix

Information with Respect to GreatLand Connections

This Appendix contains certain sections of Amendment No 2 to the Registration Statement on Form S-1, filed by Midwest Cable, Inc. with the SEC on February 4, 2015 (the “SpinCo Registration Statement”). In this Appendix, “SpinCo,” the “company,” “we,” “us” and “our” refer to GreatLand Connections and its combined subsidiaries, after giving effect to the Transactions, and “this prospectus” refer to the prospectus contained in the SpinCo Registration Statement, which is not included in, and has not been incorporated by reference into, this proxy statement/prospectus in its entirety. The SpinCo Registration Statement has not yet been declared effective. Prior to the SpinCo Registration Statement being declared effective, changes, some of which may be substantial, may be made to the SpinCo Registration Statement, including to the sections contained in this Appendix. In reviewing this Appendix, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 2 of this Appendix and the matters described under the caption “Risk Factors—Risks Related to our Interest in GreatLand Connections” beginning on page 35 of the accompanying prospectus.

Appx-1

RISK FACTORS

This prospectus describes our business, our relationships with Comcast and Charter and the transactions and provides other information to assist you in evaluating the benefits and risks of holding or disposing of our common stock that you will receive in the spin-off. You should carefully consider the following risks and all of the other information set forth in this prospectus. If any of the following risks actually occurs, our business, financial condition or results of operations would likely suffer. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus. See “Cautionary Statement Regarding Forward-Looking Statements.”

Risks Related to Our Business

Tax legislation and administrative initiatives or challenges to our tax positions could adversely affect our results of operations and financial condition.

We operate cable systems in locations across several states and, as a result, we are subject to the tax laws and regulations of federal, state and local governments. From time to time, various legislative and/or administrative initiatives may be proposed that could adversely affect our tax positions. There can be no assurance that our effective tax rate or tax payments will not be adversely affected by these initiatives. As a result of state and local budget shortfalls due primarily to the recession as well as other considerations, certain states and localities have imposed or are considering imposing new or additional taxes or fees on our services or changing the methodologies or base on which certain fees and taxes are computed. Such potential changes include additional taxes or fees on our services, which could impact our customers, combined reporting and other changes to general business taxes, central/unit-level assessment of property taxes and other matters that could increase our income, franchise, sales, use and/or property tax liabilities. In addition, federal, state and local tax laws and regulations are extremely complex and subject to varying interpretations. There can be no assurance that our tax positions will not be challenged by relevant tax authorities or that we would be successful in any such challenge.

The effect of changes to healthcare laws in the United States may increase the number of employees who choose to participate in our healthcare plans, which may increase our healthcare costs and negatively impact our business.

In 2010, the Patient Protection and Affordable Care Act was signed into law in the United States to require health care coverage for many uninsured individuals and expand coverage to those already insured. The healthcare reform law will require us to offer healthcare benefits to all full-time employees (including full-time hourly employees) that meet certain minimum requirements of coverage and affordability, or face penalties. The healthcare reform law may cause us to incur additional expense and constrain our flexibility to make changes to the healthcare plans we offer. If we fail to offer such benefits, or the benefits we elect to offer do not meet the applicable requirements, we may incur penalties. The healthcare reform law also requires individuals to obtain coverage or face individual penalties, so employees who are currently eligible but elect not to participate in our healthcare plans may find it more advantageous to do so when such individual mandates take effect. It is also possible that by making changes or failing to make changes in the healthcare plans offered by us we will become less competitive in the market for our labor. The costs and other effects of these new healthcare requirements cannot be determined with certainty, but they may increase our healthcare coverage costs and could adversely affect our business, financial condition and results of operations.

Appx-2

Risks Related to the Transactions

As a stand-alone company, we expect to expend additional time and resources to comply with rules and regulations that do not currently apply to us.

Currently, we are not directly subject to the reporting and other requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Following the effectiveness of the registration statement of which this prospectus forms a part, we will be directly subject to such reporting and other obligations under the Exchange Act, and we expect to be compliant with the applicable requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which will require, in the future, annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm addressing the effectiveness of these controls. These reporting and other obligations will place significant demands on our management and our administrative and operational resources, including accounting resources.

Our historical and pro forma financial information may not be indicative of our future results as a separate company.

The historical and pro forma financial information we have included in this prospectus may not reflect what our results of operations, financial position and cash flows would have been had we been a separate company during the periods presented or be indicative of what our results of operations, financial position, and cash flows may be in the future when we are a separate company. Our historical financial information reflects allocations for services historically provided by Comcast, and we expect these allocated costs to be different from the actual costs we will incur for these services in the future as a separate company. In some instances, the costs incurred for these services as a separate company may be higher than the share of total Comcast expenses allocated to our business historically. For example, as a separate company, we expect our programming expenses from nearly all programming providers will increase materially due to the loss of benefits attributable to Comcast’s scale.

The historical financial information does not reflect the increased costs associated with being a stand-alone company, including changes that we expect in our cost structure, personnel needs, financing, and operations of our business as a result of the transactions.

In addition, the pro forma financial information we have included in this prospectus is based in part upon a number of estimates and assumptions. These estimates and assumptions may prove not to be accurate, and accordingly, our pro forma financial information should not be assumed to be indicative of what our financial condition or results of operations actually would have been as a separate company and may not be a reliable indicator of what our financial condition or results of operations actually may be in the future.

For additional information about our past financial performance and the basis of presentation of our financial statements, see “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our combined financial statements and related notes.

The combined post-distribution value of Comcast, our and New Charter shares of common stock may not equal or exceed the pre-distribution value of Comcast shares of common stock.

After the transactions, we expect that Comcast Class A and Class A Special common stock will continue to be traded on the NASDAQ Global Select Market. We have applied to list our Class A common stock on the NASDAQ Global Select Market, and New Charter common stock is expected to be listed on the NASDAQ Global Select Market. We cannot assure you that the combined trading prices of Comcast Class A or Class A Special common stock, as applicable, and our Class A common stock and New Charter common stock that is issued to holders of Comcast common stock after the transactions, as adjusted for any changes in the combined capitalization of the companies, will be equal to or greater than the applicable trading price of Comcast Class A or Class A Special common stock prior to the transactions. Until the market has fully evaluated the business of Comcast without our business and potentially thereafter, the prices at which Comcast Class A and Class A

Appx-3

Special common stock trade may fluctuate significantly. Similarly, until the market has fully evaluated our business and the business of New Charter and potentially thereafter, the prices at which our Class A common stock and New Charter common stock trade may fluctuate significantly.

The transactions are subject to certain conditions, and therefore the transactions may not be consummated on the terms or timeline currently contemplated.

The consummation of the transactions is subject to a number of closing conditions, including, among others, completion of the merger between Comcast and TWC, the receipt of certain regulatory approvals, approval by Charter’s stockholders and certain conditions relating to the financing for the transactions. On October 8, 2014, the shareholders of Comcast approved the issuance of Comcast Class A common stock to TWC stockholders in the Comcast/TWC merger. On October 9, 2014, TWC stockholders approved the adoption of the Comcast/TWC merger agreement. Comcast and Charter may be unable to obtain the necessary approvals or otherwise satisfy the conditions required to consummate the transactions on a timely basis or at all. If Comcast is unable to consummate the transactions, Comcast may be required to pursue an alternative transaction to divest subscribers on terms which differ from the terms of the transactions, and there is no assurance as to when any such alternate disposition transaction would be consummated.

After the transactions, certain members of management, directors and stockholders may face actual or potential conflicts of interest.

After the transactions, our management and directors and the management and directors of Comcast and New Charter may own our Class A common stock, as well as common stock in Comcast and New Charter. This ownership overlap could create, or appear to create, potential conflicts of interest when our management and directors and New Charter’s management and directors face decisions that could have different implications for us and New Charter. For example, potential conflicts of interest could arise in connection with the resolution of any dispute among us, Comcast and New Charter regarding the terms of the agreements governing the transactions and our relationships with Comcast and New Charter thereafter. See “Arrangements Among Us, Comcast and Charter.” Potential conflicts of interest may also arise out of any commercial arrangements that we, Comcast or New Charter may enter into in the future.

In addition, although we and Charter will operate independently of one another and more than a majority of our directors will be independent under applicable stock exchange and SEC rules, our board of directors and the board of directors of Charter will have members in common after the transactions. The overlap of our board with the board of directors of Charter could create actual or potential conflicts of interest.

The indemnification arrangements we entered into with Comcast in connection with the transactions may require us to divert cash to satisfy indemnification obligations to Comcast. In addition, Comcast’s indemnity to us may not be sufficient to insure us against the full amount of liabilities for which it will be allocated responsibility, and Comcast may not be able to satisfy its indemnification obligations to us in the future.

Pursuant to the contribution, separation and spin-off agreement and certain other related agreements, Comcast will agree to indemnify us for certain liabilities and we will agree to indemnify Comcast for certain liabilities, as discussed further in the section entitled “Arrangements Among Us, Comcast and Charter.” As a result, we could be required, under certain circumstances, to indemnify Comcast against certain liabilities to the extent such liabilities result from an action we take or from any breach of our covenants or obligations under the contribution, separation and spin-off agreement and other related agreements, and, in the case of certain tax liabilities, regardless of whether such liabilities result from an action we take. Further, Comcast may not be able to fully satisfy its indemnification obligations to us. Moreover, even if we ultimately succeed in recovering from Comcast any amounts for which we are held liable, we may be temporarily required to bear those losses ourselves. Each of these risks could negatively affect our business.

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Transfer or assignment to us of certain contracts and other assets may require the consent of a third party. If such consent is not given, we may not be entitled to the benefit of such contracts and other assets in the future.

Transfer or assignment of certain of the contracts and other assets in connection with our separation from Comcast may require the consent of a third party to the transfer or assignment. Similarly, in some circumstances, we are joint beneficiaries of contracts, and we will need to enter into a new agreement with the third party to replicate the existing contract or assign the portion of the existing contract related to our business. Some parties may use the requirement of a consent to seek more favorable contractual terms from us. If we are unable to obtain such consents on commercially reasonable and satisfactory terms, we may be unable to obtain some of the benefits, assets and contractual commitments that are intended to be allocated to us as part of our separation from Comcast. In addition, where we do not intend to obtain consent from third-party counterparties based on our belief that no consent is required, the third-party counterparties may challenge the transaction on the basis that the terms of the applicable commercial arrangements require their consent. We may incur substantial litigation and other costs in connection with any such claims and, if we do not prevail, our ability to use these assets could be adversely impacted.

Our financial results may be impacted in the event we no longer receive services from Comcast or Charter.

One consequence of the transactions will be that we will be required to transition our operations from Comcast to our new status as a stand-alone company. Our business plans presume that we will maintain certain service agreements and other arrangements with Comcast and Charter following the transactions, such as a transition services agreement with Comcast. These arrangements are expected to provide us with certain technological support (including network operations, engineering and IT, voice operations and customer care) and other services that allow us to provide customers with programming and other critical features. For a description of the services agreements with Comcast and Charter, see “Arrangements Among Us, Comcast and Charter.”

Our business may be negatively impacted if unexpected costs or burdens arise in the event the services received from Comcast or Charter are interrupted, insufficient or terminated or we are otherwise required to obtain additional services from additional third parties.

If the spin-off and SpinCo merger, together with certain related transactions, do not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, holders of Comcast common stock and Comcast could be subject to significant tax liability.

As described under “Material U.S. Federal Income Tax Consequences of the Spin-Off and the SpinCo Merger,” it is intended that the spin-off, together with certain related transactions (including the debt-for-debt exchange), qualify as a tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Code and a tax-free distribution within the meaning of Section 355 of the Code and that the SpinCo merger, together with the Charter reorganization, qualify as a tax-free transaction within the meaning of Section 351 of the Code. The consummation of the spin-off, the debt-for-debt exchange, the SpinCo merger and the related transactions is conditioned upon the receipt of an opinion of tax counsel to the effect that such transactions qualify for their intended tax treatment. An opinion of tax counsel neither binds the IRS, nor precludes the IRS or the courts from adopting a contrary position. Comcast does not intend to obtain a ruling from the IRS on the tax consequences of the spin-off, debt-for-debt exchange, SpinCo merger or any of the related transactions. The tax opinion will rely on certain representations, covenants and assumptions, including those relating to the past and future conduct of us, Comcast and New Charter; if any of those representations, covenants or assumptions is inaccurate, tax counsel may not be able to provide the required tax opinion or the tax consequences of the spin-off, debt-for-debt exchange and SpinCo merger could differ from the intended tax treatment. If the spin-off, debt-for-debt exchange, SpinCo merger, and/or certain related transactions fail to qualify for tax-free treatment, for any reason,

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Comcast and/or holders of Comcast common stock would be subject to tax as a result of the spin-off, debt-for-debt exchange, SpinCo merger and certain related transactions. See “Material U.S. Federal Income Tax Consequences of the Spin-Off and the SpinCo Merger.”

If the spin-off is taxable to Comcast and Comcast is not at fault or is not otherwise indemnified by New Charter under the tax matters agreement, we will generally be required to indemnify Comcast; the obligation to make a payment on this indemnification obligation could have a material adverse effect on us.

As described above, it is intended that the spin-off and SpinCo merger, together with certain related transactions (including the debt-for-debt exchange), will generally qualify as tax-free transactions to holders of Comcast common stock and to Comcast. If the spin-off and/or the related transactions are not so treated or are taxable to Comcast pursuant to Section 355(e) of the Code (See “Material U.S. Federal Income Tax Consequences of the Spin-Off and the SpinCo Merger—The Spin-Off”) other than due to an action of Comcast or an action taken with respect to Comcast, or due to action of New Charter for which New Charter is required to indemnify Comcast under the tax matters agreement (see “Arrangements Among Us, Comcast and Charter—Tax Matters Agreement”), we will generally be required to indemnify Comcast for all tax-related losses suffered by Comcast in connection with the spin-off. In addition, we may not control the resolution of tax contests relating to taxes for which we may ultimately have an indemnity obligation. In the event that Comcast suffers tax-related losses in connection with the spin-off and the related transactions that must be indemnified by us under the tax matters agreement, the indemnification liability in respect of Comcast’s tax liability in connection with the spin-off could have a material adverse effect on us.

We may be affected by significant restrictions following the spin-off and SpinCo merger in order to avoid triggering significant tax-related liabilities.

The tax matters agreement generally will prohibit us from taking certain actions that could cause the spin-off, the SpinCo merger and certain related transactions to fail to qualify as tax-free transactions, including:

•	from and until the second anniversary of the spin-off (or otherwise pursuant to a “plan” within the meaning of Section 355(e) of the Code) we may not take any action (including the issuance of any equity securities or a redemption, repurchase or other acquisition of any of our equity securities) that would result in New Charter holding (or being treated as holding) a greater percentage of our outstanding shares than it holds immediately after the SpinCo merger;

•	other than the SpinCo merger, from and until the second anniversary of the spin-off (or otherwise pursuant to a “plan” within the meaning of Section 355(e) of the Code), we may not cause or permit any merger or consolidation of us or any liquidation or dissolution of us (except for certain transactions with a subsidiary);

•	from and until the second anniversary of the spin-off, neither we nor any of our subsidiaries may, or agree to, sell, exchange, distribute or otherwise dispose of any asset of any member of the SpinCo group, except in the ordinary course of business or except for assets that, in the aggregate, do not constitute more than 30% of our gross assets;

•	from and until the second anniversary of the spin-off, we may not permit or cause our securities used by Comcast in the debt-for-debt exchange to be modified, repurchased, defeased, satisfied or discharged other than in accordance with their terms;

•	from and until the second anniversary of the spin-off (or otherwise pursuant to a “plan” within the meaning of Section 355(e) of the Code), we may not take any other action where the taking of such action could reasonably be expected to have, in the aggregate and taking into account the SpinCo merger and the Comcast-TWC merger, the effect of causing or permitting one or more persons to acquire a fifty percent (50%) or greater interest in us or any of our subsidiaries for purposes of Section 355(e) of the Code;

•	from and until the second anniversary of the spin-off, we may not discontinue the active conduct of our business; and

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•	we may not take any action where the taking of such action could reasonably be expected to cause the spin-off, debt-for-debt exchange, SpinCo merger or certain related transactions to fail to qualify as tax-free transactions under the applicable provisions of the Code.

If we take any of the actions above and such actions result in tax-related losses to Comcast, then we generally will be required to indemnify Comcast for such tax-related losses. See “Arrangements Among Us, Comcast and Charter—Tax Matters Agreement.” Due to these restrictions and indemnification obligations under the tax matters agreement, we may be limited in our ability to pursue strategic transactions, equity or convertible debt financings or other transactions that may otherwise be in our best interests. Also, our potential indemnity obligation to Comcast might discourage, delay or prevent a change of control that our stockholders may consider favorable to our ability to pursue strategic transactions, equity or convertible debt financings, or other transactions that may otherwise be in our best interests.

Our board of directors did not obtain an independent financial advisor’s opinion to the effect that the number of New Charter shares to be received in the SpinCo Merger is fair to our stockholders.

The transactions agreement was approved by the board of directors of Comcast and, as we were not formed at the time the transactions agreement was approved and as we are now and will remain until completion of the spin-off a wholly-owned subsidiary of Comcast, we did not seek and will not seek, and our board of directors did not receive and will not receive, an independent financial advisor’s opinion that the number of New Charter shares to be received in the SpinCo merger is fair to our stockholders before entering into the transactions agreement or completing the transactions contemplated thereby.

Risks Related to Our Indebtedness

In connection with the transactions, we expect to incur indebtedness, which could adversely affect our financial condition and prevent us from fulfilling our obligations under anticipated agreements governing our indebtedness.

In connection with the transactions and prior to the spin-off, Comcast, Charter and we will use reasonable best efforts to cause us, directly and through our subsidiaries, to incur new indebtedness, including credit facilities and notes newly issued by us to Comcast, which notes will enable Comcast to complete the debt-for-debt exchange. Our level of debt and the terms of the credit agreements and indentures governing that debt could have important consequences to our stockholders, including:

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

•	requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to pay dividends, if any;

•	exposing us to the risk of increased interest rates to the extent that our borrowings are at variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in our industry;

•	placing us at a disadvantage compared to other, less leveraged competitors or competitors with comparable debt and more favorable terms and thereby affecting our ability to compete; and

•	increasing our cost of borrowing.

We may incur significant additional indebtedness in the future. If new indebtedness is added to our anticipated indebtedness levels after the transactions, the related risks that we face would increase.

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We may not be able to generate sufficient cash to service our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our anticipated debt obligations will depend on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to financial, business, legislative, regulatory and other factors beyond our control. We might not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. For information regarding the risks to our business that could impair our ability to satisfy our obligations under our indebtedness, see “—Risks Related to Our Business.” If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to affect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. We expect that the agreements governing our indebtedness will restrict our ability to dispose of assets and use the proceeds from those dispositions and will also restrict our ability to raise debt capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due. Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, could have a material adverse effect on our business or financial position.

We may not be able to access the credit and capital markets at the times and in the amounts needed and on acceptable terms.

From time to time we may need to access the long-term and short-term capital markets to obtain financing. Our access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors, including our financial performance, our credit ratings or absence of a credit rating, the liquidity of the overall capital markets and the state of the economy. There can be no assurance that we will have access to the capital markets on terms acceptable to us.

The terms of the agreements governing our indebtedness are expected to restrict our current and future operations, particularly our ability to respond to changes or to take certain actions, which could harm our long-term interests.

We expect that the agreements governing our indebtedness will contain a number of restrictive covenants that will impose significant operating and financial restrictions on us and limit our ability to engage in actions that may be in our long-term best interests. These restrictions might hinder our ability to fund capital expenditures. A breach of the covenants under the agreements governing our indebtedness could result in an event of default under those agreements. Such a default may allow certain creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event the lenders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness.

As a result of all of these restrictions, we may be

•	limited in how we conduct our business;

•	limited or unable to pay dividends to our stockholders in certain circumstances;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

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Risks Related to Ownership of Our Common Stock

Because there has not been any public market for our common stock, the market price and trading volume of our Class A common stock may be volatile and you may not be able to resell your shares at or above the initial market price of our Class A common stock following the transactions.

Prior to the transactions, there will have been no trading market for our common stock. An active trading market may not develop or be sustained for our Class A common stock after the transactions, and we cannot predict the prices at which our Class A common stock will trade after the transactions. The market price of our Class A common stock could fluctuate significantly due to a number of factors, many of which are beyond our control, including:

•	fluctuations in our quarterly or annual earnings results or those of other companies in our industry;

•	failures of our operating results to meet the estimates of securities analysts or the expectations of our stockholders or changes by securities analysts in their estimates of our future earnings;

•	announcements by us or our customers, suppliers or competitors;

•	changes in laws or regulations which adversely affect our industry or us;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic, industry and stock market conditions;

•	future sales of our common stock by our stockholders;

•	future issuances of our common stock by us; and

•	the other factors described in these “Risk Factors” and elsewhere in this prospectus.

A large number of our shares of Class A common stock are or will be eligible for future sale, which may cause the market price for our common stock to decline.

Upon completion of the transactions, we estimate that we will have outstanding an aggregate of approximately              shares of our Class A common stock (based on              shares of Comcast common stock outstanding on                     , 2015). All of those shares (other than those held by our “affiliates”) will be freely tradable without restriction or registration under the Securities Act of 1933, as amended (the “Securities Act”). Shares held by our affiliates, which include our directors and executive officers, can be sold subject to volume, manner of sale and notice provisions under Rule 144 under the Securities Act. We estimate that our directors and executive officers, who may be considered “affiliates” for purposes of Rule 144, will beneficially own approximately              shares of our Class A common stock immediately following the transactions. We are unable to predict whether large amounts of our common stock will be sold in the open market following the transactions. We are also unable to predict whether a sufficient number of buyers will be in the market at that time. For example, Comcast is a member of the Standard & Poor’s 500 Index and many other index funds, while we likely will not be in such indices following the transactions and may not be in the future. Accordingly, certain of our shareholders, including index funds holding shares of Comcast common stock, may elect or be required to sell our shares following the transactions due to investment guidelines. In addition, other holders of Comcast common stock may sell the shares of our common stock they receive in the spin-off for various reasons. For example, such shareholders may not believe our business profile or level of market capitalization as an independent company fits their investment objectives. A change in the level of analyst coverage following the transactions could also negatively impact demand for our shares. The sale of significant amounts of our common stock or the perception in the market that this will occur may lower the market price of our common stock.

Provisions in our certificate of incorporation and bylaws and certain provisions of Delaware law could delay or prevent a change in control of us.

The existence of some provisions of our certificate of incorporation and bylaws and Delaware law could discourage, delay or prevent a change in control of us that a stockholder may consider favorable. These include provisions:

•	providing for a classified board of directors;

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•	providing that our directors may be removed by our stockholders only for cause;

•	establishing supermajority vote requirements for our stockholders to amend certain provisions of our certificate of incorporation and our bylaws; and

•	establishing advance notice requirements for nominations of candidates for election to our board of directors or for proposing matters that can be acted on by stockholders at the annual stockholder meetings.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that could have resulted in a premium over the market price for shares of our common stock.

These provisions apply even if a takeover offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is not in our and our stockholders’ best interests. See “Description of Capital Stock.”

Our bylaws designate a state or federal court located within the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a preferred judicial forum for disputes with us or our directors, officers or other employees.

Our bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of Delaware General Corporation Law, our certificate of incorporation (including any certificate of designations for any class or series of our preferred stock) or our bylaws, in each case, as amended from time to time, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have received notice of and consented to the foregoing provision. This forum selection provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable or cost-effective for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees.

We may not achieve the intended benefits of having an exclusive forum provision if it is found to be unenforceable.

We have included an exclusive forum provision in our bylaws as described above. However, the enforceability of similar exclusive jurisdiction provisions in other companies’ bylaws or certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the exclusive jurisdiction provision contained in our bylaws to be inapplicable or unenforceable in such action. Although in September 2014 the Delaware Court of Chancery upheld the statutory and contractual validity of exclusive forum-selection bylaw provisions, the validity of such provisions is not yet settled law under the laws of Delaware. Furthermore, the Delaware Court of Chancery emphasized that such provisions may not be enforceable under circumstances where they are found to operate in an unreasonable or unlawful manner or in a manner inconsistent with a board’s fiduciary duties. Also, it is uncertain whether non-Delaware courts consistently will enforce such exclusive forum-selection bylaw provisions. If a court were to find our choice of forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions and we may not obtain the benefits of limiting jurisdiction to the courts selected.

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BUSINESS

The Company

We are currently a wholly owned subsidiary of Comcast that was formed in May 2014 as a limited liability company and converted to a corporation in September 2014. Following the spin-off, we will be a stand-alone company that will hold cable systems serving approximately 2.5 million existing Comcast video subscribers in the Midwestern and Southeastern United States. Following consummation of the transactions, holders of Comcast common stock as of the record date will own approximately 67% of us, and New Charter will own the remaining approximately 33%. Comcast will have no remaining interest in us.

The description of our business below describes our business as expected to be conducted immediately following the spin-off. Until the spin-off, our business had been operated as a part of Comcast’s Cable Communications reportable business segment. Following the transactions, Comcast will provide transition services to us for certain functions, and Charter will provide certain services to us. The transition services to be provided by Comcast under the transition services agreement will be temporary in nature and are designed to allow us, in conjunction with services to be provided by Charter under the Charter services agreement, sufficient time to transition the provision of cable services to our customers in a manner that minimizes customer disruption. See “Arrangements Among Us, Comcast and Charter” for additional information on these agreements.

Description of Our Business

We offer a variety of video, high-speed Internet and voice services (“cable services”) over our geographically-aligned cable distribution system to residential and commercial customers located in the Midwestern and Southeastern United States. As of September 30, 2014, we served approximately 2.5 million video customers, 2.3 million high-speed Internet customers and 1.1 million voice customers and passed approximately 6.4 million homes and businesses. As of September 30, 2014, we had customer relationships with approximately 2.7 million residential customers and 183,000 commercial customers.

We offer our cable services individually and in bundles. Our subscription rates and related charges vary according to the services and features customers receive and the type of equipment they use, and customers are typically billed in advance on a monthly basis. Our residential customers may generally discontinue service at any time, while commercial customers may only discontinue service in accordance with the terms of their contracts, which typically have two- to five-year terms.

The Areas We Serve

The map below highlights the markets where we offer cable services. As of September 30, 2014, our cable systems serving the Detroit DMA, the Minneapolis-St. Paul DMA and the Indianapolis DMA comprised approximately 28%, 22% and 14% of our total video customers, respectively, and the DMAs highlighted in the map below comprise over 90% of our total video customers. The concentration in these DMAs of high-speed Internet customers is substantially similar to the concentration of our video customers.

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Customer Metrics

The table below summarizes certain customer and penetration data for our cable systems.

(in thousands)	September 30, 2014	December 31, 2013
Homes and businesses passed(a)	6,361	6,309
Video
Video customers(b)	2,460	2,515
Video penetration(c)	38.7%	39.9%
Digital video customers(d)	2,450	2,484
Digital video penetration(d)	99.6%	98.7%
High-speed Internet
High-speed Internet customers	2,333	2,273
High-speed Internet penetration(c)	36.7%	36.0%
Voice
Voice customers	1,150	1,152
Voice penetration(c)	18.1%	18.3%
Total customer relationships(e)	2,907	2,933
Single product customers	871	917
Double product customers	1,036	1,026
Triple product customers	1,000	991

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Customer metrics include our residential and commercial customers. All percentages are calculated based on actual amounts. Minor differences may exist due to rounding.

(a)	Homes and businesses are considered passed if we can connect them to our distribution system without further extending the transmission lines. Homes and businesses passed is an estimate based on the best available information.

(b)	We count and report customers who reside in multiple dwelling units (“MDUs”) that are billed under bulk contracts under a billable customers method. For MDUs whose residents have the ability to receive additional cable services, such as additional programming choices or our HD or DVR services, we count and report customers based on the number of potential billable relationships within each MDU. For MDUs whose residents are not able to receive additional cable services, the MDU is counted as a single customer.

(c)	Penetration is calculated by dividing the number of customers by the number of homes and businesses passed.

(d)	Digital video customers include customers receiving digital signals through any means, including CableCARDs and digital transport adapters. Digital video penetration is calculated by dividing the number of digital video customers by total video customers.

(e)	Customer relationships represent the number of residential and commercial customers that subscribe to at least one of our cable services and are presented based on actual amounts. As of September 30, 2014, we had 183,000 commercial customer relationships. Single product, double product and triple product customers represent customers that subscribe to one, two or three of our cable services, respectively.

Cable Services

Video Services

We offer a broad variety of video services, generally ranging from a basic video service to a full digital service with access to over 200 channels. Our basic video service generally consists of local broadcast networks, local community programming, such as governmental and public access, and certain other channels, such as weather, shopping and religious channels. Our digital video service includes national and regional cable networks, premium channels, music channels, pay-per-view channels and our video on demand service, and an interactive, electronic programming guide with parental controls. Premium channels include networks such as HBO, Showtime, Starz and Cinemax that generally offer, without commercial interruption, movies, original programming, live and taped sporting events and concerts, and other features. We offer a number of digital video and premium channel packages. Our digital video customers may also subscribe to our advanced services. Our advanced video services include DVRs, which digitally record programming and pause and rewind live programming, and HD set-top boxes, which provide high-resolution picture quality, improved audio quality and a wide-screen format.

Our video on demand service provides our digital video customers with over 10,000 programming choices. Our video on demand service includes standard definition, HD and three dimensional (3D) content. Our video on demand programming options may be accessed for free if the content is associated with the customer’s linear subscription, including for a premium channel subscription, or for a fee on a transactional basis. We also offer customers a range of subscription-based video on demand packages. Pay-per-view channels allow customers to pay on a per-event basis to view a single showing of a recently released movie, a one-time special sporting event, music concert, or similar event on a commercial-free basis.

Our mobile TV app enables our video customers to search and discover content on their smartphones and tablets, allowing them to watch over 130 live channels and use the device as a remote to control their digital set-top box while in their home. Customers also have the ability to browse our program guide, search for programming and schedule DVR recordings from inside and outside the home online and through our mobile TV app. Our online offerings include many of our largest and most popular networks.

High-Speed Internet Services

We offer a variety of high-speed Internet services, with downstream speeds up to 105 Mbps. These services also include our Internet portal, which provides access to email, an address book and online security features. Our high-speed Internet services use DOCSIS 3.0 wideband technology, which has enabled us to deliver our faster Internet speeds and provides greater reliability. To meet the increasing bandwidth needs of our customers who use multiple IP devices in the home, our customers may lease wireless routers to maximize their wireless Internet speeds.

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Voice Services

We offer voice service plans using an interconnected VoIP technology that provide unlimited local and domestic long-distance calling and include options for international calling plans, voicemail, caller ID (including, for our video customers, caller ID on the TV), call waiting and other features. Our voice services also include the ability to access and manage voicemail and other account features through our Internet portal or by using mobile apps for smartphones and tablets.

Commercial Services

We offer our cable services to small (up to 20 employees) and medium-sized (up to 500 employees) commercial businesses (“commercial services”). In addition to the features provided to our residential cable services customers, our services for commercial customers can include scalable broadband communications solutions for businesses and carrier organizations of all sizes such as Internet access, data networking, fiber connectivity to cellular towers and office buildings, video entertainment services and business telephone services.

We also offer advanced voice services and Ethernet network services to our medium- and large-sized commercial customers that connect multiple locations. We also offer cellular backhaul services to mobile network operators to help them manage network bandwidth.

Advertising

As part of our distribution agreements with cable networks, we generally receive an allocation of scheduled advertising time on cable networks that we sell to local, regional and national advertisers. In most cases, the available advertising time is sold by our sales force. We also represent the advertising sales of other multichannel video providers in some markets. In addition, we generate revenue from the sale of advertising online and on our video on demand service.

Other Revenue Sources

We receive revenue related to cable franchise and other regulatory fees. We also receive revenue related to commissions from electronic retailing networks and from home security and automation services. Our cable franchise and regulatory fees represent the fees required to be paid to federal, state and local authorities that we pass through to our customers. Under the terms of our franchise agreements, we are generally required to pay to the cable franchising authority an amount based on our gross video revenue.

Technology

Our cable distribution system uses a hybrid fiber-optic and coaxial cable network that we believe is sufficiently flexible and scalable to support our future technology requirements. This network provides the two-way transmissions that are essential to providing interactive video services, such as video on demand, and high-speed Internet and voice services.

Immediately following the spin-off, Comcast will provide certain transition services to us to support our technology platforms for specific periods of time generally ranging for up to 12 months, which can be extended for up to an additional 12 months, as will be set forth in the transition services agreement. These transition services will include network operations for fiber and outage monitoring, network support tools, Internet Protocol TV infrastructure and support for our high-speed Internet and voice services, such as our email and voicemail platforms. Additionally, Comcast will continue to support our use of Comcast’s X1 platform, which uses IP technology and Comcast’s cloud network servers to deliver video and advanced search capabilities and allow access to certain third-party apps via the Internet, such as Pandora and Facebook. We expect that we will transition to Charter’s technology platform and simultaneously scale down Comcast’s transition services.

Sources of Supply

To offer our video services, we must obtain licenses for a substantial portion of our programming from cable and broadcast networks, as well as from local broadcast television stations. We also must obtain rights from programming suppliers to license individual programs or packages of programs for our video on demand, as well as to distribute our programming to our subscribers through multiple delivery platforms, such as through our video on demand service, online, and our mobile apps for smartphones and tablets. In connection with the spin-off, we will

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cease to have licenses to offer our programming under Comcast’s agreements with programming suppliers and expect that we will obtain these licenses either through Charter’s agreements with programming suppliers or through agreements that we will enter into directly.

Video programming expenses are affected by the programming license fees charged by cable networks, fees we pay for retransmission of the signals from local broadcast television stations, the number of video customers we serve and the amount of content we provide. We anticipate that our programming expenses will continue to increase as additional content is provided to our customers; as content is delivered through an increasing number of platforms, including video on demand, online and mobile apps; and as the fees we pay increase.

We purchase a significant number of set-top boxes from a limited number of suppliers, network equipment and services that we use in providing our cable services.

For our high-speed Internet services, we license software products (such as email and security software) and content (such as news feeds) for our portal from a variety of suppliers under contracts in which we generally pay on a fixed-fee basis, on a per subscriber basis (in the case of software product licenses) or on a video advertising revenue share basis (in the case of content licenses).

For our voice services, we license software products (such as voicemail and text messaging) from a variety of suppliers under multi-year contracts. The fees we pay are generally based on the consumption of the related services.

Though Comcast will be providing transitional services to support our customer billing operations, we will use three primary vendors to provide customer billing.

Customer and Technical Services

Our customers will receive 24/7 call-answering capability and other services through Charter’s customer service centers. Our technical services group performs various tasks, including installations, plant maintenance and upgrades to our cable distribution system.

Sales and Marketing

We offer our services directly to residential and business customers through our customer service centers, door-to-door selling, direct mail advertising, television advertising, Internet advertising, local media advertising, telemarketing and retail outlets. We market our cable services both individually and as bundled services. We intend to transition from Comcast’s XFINITY brand and co-brand our cable services with Charter’s Spectrum brand following the spin-off.

Competition

We operate in an intensely competitive, consumer-driven and rapidly changing environment and compete with a growing number of companies that provide a broad range of communications products and services and entertainment, news and information products and services to consumers. Technological changes are further intensifying and complicating the competitive landscape by challenging existing business models and affecting consumer behavior.

Competition for all of our cable services consists primarily of DBS providers, which have a national footprint and compete in all our service areas, phone companies, some with fiber-based networks that overlap approximately half of our service areas and are continuing to expand their fiber-based networks, and in some of our service areas, traditional cable providers that build and operate wireline communications systems. These competitors offer features, pricing and packaging for cable services that are comparable to the pricing and services we offer. There also continue to be new companies, some with significant financial resources, that potentially may compete on a larger scale with some or all of our cable services. For example, companies continue to emerge that provide Internet streaming and downloading of video programming, some of which charge a nominal or no fee. Moreover, wireless technology, such as 3G and 4G wireless broadband services and Wi-Fi networks, may compete with our video and high-speed Internet services. Our voice services are facing increased competition as people chose to replace their land lines for wireless and Internet-based phone services.

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Additionally, in May 2014, AT&T announced its intention to acquire DirecTV, the nation’s largest DBS provider. If completed, this transaction will create an even larger competitor for our cable services that will have the ability to expand its cable service offerings to include bundled wireless offerings, which may have an adverse impact on our competitive position, business and results of operations.

Video Services

We compete with a number of different sources that provide news, sports, information and entertainment programming to consumers, including:

•	DBS providers that transmit satellite signals containing video programming and other information to receiving dishes located on the customer’s premises;

•	phone companies that have built and continue to build fiber-optic-based networks that provide cable services similar to ours, which now overlap a substantial portion of our service areas;

•	other providers that build and operate wireline communications systems in the same communities that we serve, including those operating as franchised cable operators; and

•	SMATV systems that generally serve MDUs, office complexes and residential developments.

We also may compete with digital distribution services and devices that offer Internet video streaming and downloading of movies, television shows and other video programming.

DBS Providers. According to recent government and industry reports, conventional medium-power and high-power satellites provide video programming to approximately 34 million subscribers in the United States. DBS providers with high-power satellites typically offer video services substantially similar to our video services. Two companies, DIRECTV and DISH Network, provide service to substantially all of these DBS subscribers. DBS providers also have marketing arrangements with certain phone companies in which the DBS provider’s video services are sold together with the phone company’s high-speed Internet and phone services. In May 2014, AT&T announced its intention to acquire DirecTV; this acquisition may have an adverse impact on our competitive position, business and results of operations.

Phone Companies.  Certain phone companies, primarily AT&T, have built and are continuing to build wireline fiber-optic-based networks that provide video and high-speed Internet services in substantial portions of our service areas. AT&T U-Verse overlaps approximately half of our service areas, and approximately three-quarters and two-thirds of our Detroit and Indianapolis DMAs, respectively. AT&T, as well as other phone companies with fiber-optic-based networks or digital subscriber line (“DSL”) technology, such as CenturyLink, Frontier and Windstream, may also market video services provided by DBS providers in certain areas where they provide only high-speed Internet and phone services. Additionally, the proposed AT&T acquisition of DirecTV may have an adverse impact on our competitive position, business and results of operations.

Other Wireline Providers.  Federal law prohibits franchising authorities from unreasonably denying requests for additional franchises, and it permits franchising authorities to operate cable systems. In addition to phone companies, various other companies, including those that traditionally have not provided cable services and have significant financial resources, have obtained cable franchises and provide competing cable services. These and other cable systems, including Wide Open West, offer cable services in some areas where we hold franchises. We anticipate that facilities-based competitors may emerge in other franchise areas that we serve.

Satellite Master Antenna Television Systems.  Our cable services also compete for customers with SMATV systems. SMATV system operators typically are not subject to regulation in the same manner as local, franchised cable system operators. SMATV systems offer their subscribers both improved reception of local broadcast television stations and much of the programming offered by our cable systems. In addition, some SMATV system operators offer packages of video, Internet and phone services to residential and commercial customers.

Other.  We may also compete with newer online services from digital distributors that offer Internet video streaming and downloading of movies, television shows and other video programming and in some cases charge a nominal or no fee. Additionally, we may compete with consumer electronics companies that sell Internet-connected TVs or gaming consoles that provide their own user interface for searching TV programs and offer links to various

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third-party apps. The success of these newer services could negatively impact demand for our video services, including for our DVR, premium channel and video on demand services.

Our cable services also may compete for customers with other companies, such as local broadcast television stations that provide multiple channels of free over-the-air programming, as well as video rental services and home entertainment products.

High-Speed Internet Services

We compete with a number of companies offering Internet services, many of which have substantial resources, including:

•	wireline phone companies;

•	ISPs;

•	wireless phone companies and other providers of wireless Internet service;

•	power companies; and

•	municipal broadband networks.

DSL technology allows Internet access to be provided to customers over phone lines at data transmission speeds substantially greater than those of dial-up modems. Phone companies and certain other companies offer DSL service, and several of these companies have increased data transmission speeds, lowered prices or created bundled service packages. In addition, some phone companies, such as AT&T, CenturyLink and Frontier, have built and are continuing to build fiber-optic-based networks that allow them to provide data transmission speeds that exceed those that can be provided with DSL technology, and we believe they are now offering these higher-speed services in over a majority of our service areas. Certain municipalities in our service areas are also building fiber-optic-based networks.

Various wireless companies are offering Internet services using a variety of network types, including 3G and 4G wireless high-speed Internet networks and Wi-Fi networks. Some of these services are similar to ours. These networks work with devices such as wireless data cards and wireless embedded devices, such as smartphones, laptops, tablets and mobile wireless routers. In addition, a significant number of commercial venues, such as retail malls, restaurants and airports, offer Wi-Fi service. Numerous local governments are also considering or actively pursuing publicly subsidized Wi-Fi and other Internet access networks. The availability of these wireless offerings could negatively impact the demand for our high-speed Internet services.

Voice Services

Our voice services compete with services offered by wireline phone companies, including incumbent local exchange carriers (“ILECs”) and competitive local exchange carriers (“CLECs”), wireless and Internet-based phone service providers and other VoIP service providers. Certain of these competitors, such as the ILEC AT&T, have substantial capital and other resources, longstanding customer relationships, and extensive network facilities and rights-of-way. Several CLECs also have existing facilities-based local networks and significant financial resources. In addition, we are increasingly competing with wireless phone service providers as people replace landline phones with mobile phones and with Internet-based phone services.

Commercial Services

Our commercial services primarily compete with a variety of phone companies, including ILECs and CLECs. These companies either operate their own network infrastructure or rely on reselling another carrier’s network. We also compete with satellite operators who provide video offerings for businesses.

Seasonality and Cyclicality

Our business is subject to seasonal and cyclical variations. Our results are impacted by the seasonal nature of customers receiving our cable services in college and vacation markets. Our revenue is subject to cyclical advertising patterns and changes in viewership levels. Our advertising revenue is generally higher in the second

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and fourth calendar quarters of each year, due in part to increases in consumer advertising in the spring and in the period leading up to and including the holiday season. Advertising revenue is also cyclical, benefiting in even-numbered years from advertising related to candidates running for political office and issue-oriented advertising.

Legislation and Regulation

The Communications Act and FCC regulations and policies affect significant aspects of our business, which also is subject to other regulation by federal, state and local authorities under applicable laws and regulations, as well as under agreements we enter into with franchising authorities. A failure to comply with these regulations could subject us to substantial penalties. Legislators and regulators at all levels of government frequently consider changing, and sometimes do change, existing statutes, rules or regulations, or interpretations of existing statutes, rules or regulations, or prescribe new ones, which may significantly affect our business. For example, Congress is expected to consider a number of legislative proposals in 2015 addressing communications issues, including whether it should rewrite the entire Communications Act to account for changes in the communications marketplace, how it should address the FCC’s authority to implement open Internet regulations and whether it should modify rules relating to cable distribution of local TV stations. We are unable to predict whether any such proposals will be enacted into law, or how any such changes would ultimately affect our business. The following paragraphs summarize material existing and potential future legal and regulatory requirements affecting our business, although reference should be made to the Communications Act, FCC regulations, and other legislation and regulations for further information.

Video Services

Must-Carry/Retransmission Consent. Cable operators are currently required to carry, without compensation, the programming transmitted by most local commercial and noncommercial broadcast television stations. Cable operators are required to dedicate up to one third of their activated channel capacity to accommodate local broadcast television stations that elect mandatory carriage. Alternatively, local broadcast television stations may choose to negotiate with a cable operator for retransmission consent, under which the station gives up its must-carry rights and instead seeks to negotiate a carriage agreement with the cable operator. Such agreements frequently involve cash payments to the station. We currently pay certain local broadcast television stations in exchange for their required consent for the retransmission of the stations’ broadcast programming to our video services customers and expect to continue to be subject to demands for increased payments and other concessions from local broadcast television stations. Congress passed legislation in 2014 prohibiting local TV stations from coordinating retransmission consent negotiations with other TV stations in the same market unless the stations are commonly owned. We cannot predict whether that change will have a material impact on our retransmission consent negotiations with local TV stations. Congress also directed the FCC to initiate a rulemaking to review aspects of its retransmission consent rules. We cannot predict the outcome of the rulemaking or how it might affect our future retransmission consent negotiations.

Pricing and Packaging. The Communications Act and FCC regulations limit the prices that cable operators may charge for basic video service, equipment and installation. These rules do not apply to cable systems that the FCC determines are subject to effective competition, or where franchising authorities have chosen not to regulate rates. Approximately 82% of our video services customers are not subject to rate regulation. From time to time, Congress and the FCC consider imposing new pricing or packaging regulations, including proposals that would require cable operators to offer programming networks on an a la carte or themed-tier basis instead of, or in addition to, our current packaged offerings. Additionally, uniform pricing requirements under the Communications Act may affect our ability to respond to increased competition through offers that aim to retain existing customers or regain those we have lost.

Leased Access. The Communications Act requires a cable system to make available up to 15% of its channel capacity for commercial leased access by third parties to provide programming that may compete with services offered directly by the cable operator. While we have not been required to devote significant channel capacity to leased access to date, the FCC has adopted regulations that dramatically reduce the rates we can charge for leased access channels. The implementation of these rules has been stayed by a federal court pending the outcome of a challenge brought by several cable operators and also has been blocked by the Office of Management and Budget. If implemented, these regulations could adversely affect our business by significantly increasing the number of cable system channels occupied by leased access users and by significantly increasing the administrative burdens and costs associated with complying with such regulations.

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Program Access. The Communications Act and FCC regulations generally prevent cable networks vertically integrated with cable operators from favoring affiliated cable operators over other multichannel video providers. The FCC’s rules give multichannel video providers, as well as certain qualifying buying groups that purchase programming on behalf of multichannel video providers, the ability to bring complaints alleging discrimination by a vertically-integrated cable network. The FCC is considering proposals that would, among other things, make it easier for multichannel video providers to use buying groups and for such buying groups to pursue complaints under the rules. It is uncertain whether the FCC will act on these proposals and, if adopted, what impact these proposals would have on our ability to participate in buying groups that are permitted to invoke these protections under the program access rules.

Over-the-Top Video Providers. The FCC has initiated a rulemaking to consider whether to classify certain “over-the-top” video providers that offer multichannel programming services to any customers with a broadband Internet connection as multichannel video providers (“MVPDs”) under FCC rules. If the FCC decides to classify these “over-the-top” providers as MVPDs, they will qualify for certain program access protections, including the right to obtain programming from vertically-integrated programmers at nondiscriminatory rates, terms and conditions and possibly be subject to certain regulatory requirements that apply to MVPDs. These protections would increase such providers’ ability to compete with our video services. The outcome of this issue cannot be determined at this time.

Cable Equipment. The Communications Act includes provisions aimed at promoting the retail sale of set-top boxes and other equipment that can be used to receive digital video services, and the FCC has adopted regulations implementing that policy. With the exception of certain one-way devices, like digital transport adapters, these regulations prohibit cable operators from deploying new set-top boxes that perform both channel navigation and security functions. As a result, most set-top boxes that we purchase must rely on a separate security device known as a CableCARD. Congress passed legislation in 2014 that repeals this prohibition effective December 4, 2015. The legislation also directs the FCC to establish a working group to report by September 4, 2015 on software-based security aimed at promoting the retail availability of video devices. It is uncertain what, if any, steps the FCC will take in response to that report. In addition, the FCC has adopted regulations aimed at promoting the manufacture of plug-and-play TV sets and other equipment that can connect directly to a cable system with a CableCARD and receive one-way video services without the need for a set-top box. The regulations also require cable operators to provide a credit to customers who use plug-and-play equipment purchased at retail and to allow them to self-install CableCARDs rather than having to arrange for professional installation. A federal court vacated some of these CableCARD rules in a decision in January 2013. The FCC has sought comment on an equipment manufacturer’s proposal that the FCC readopt these rules, and also has received requests that it supplant CableCARDs with another technology that would enable retail video devices to work on any MVPD system, not just a cable system. We are unable to predict what, if any, proposals might be adopted or what effect they might have on our cable business.

In December 2013, MVPDs, equipment manufacturers and other entities announced a voluntary agreement taking steps to improve the energy efficiency of set-top boxes. In response to the agreement, the Department of Energy terminated a rulemaking it had initiated in this area. However, proposals to impose energy efficiency requirements on set-top boxes and network equipment continue to be considered at the state level and we cannot predict what, if any, proposals might be adopted in the future.

MDUs and Inside Wiring. FCC regulations prohibit exclusive video service access agreements between cable operators and MDUs or other private residential real estate developments, as well as our enforcement of exclusivity provisions in any of our pre-existing access agreements. These restrictions do not apply to competing DBS providers or SMATV operators. FCC regulations also facilitate competitors’ access to the cable wiring inside such properties.

Pole Attachments. The Communications Act permits the FCC to regulate the rates, terms and conditions that pole-owning utility companies (with the exception of municipal utilities and rural cooperatives) charge cable systems and telecommunications carriers for allowing attachments to their poles. States are permitted to preempt FCC jurisdiction and regulate the rates, terms and conditions of attachments themselves, and three of the states in which we operate have done so (Illinois, Kentucky and Ohio). These states have generally followed the FCC’s pole attachment rate standards. Until recently, the pole attachment rates applicable to telecommunications services were significantly higher than the rates we have paid for cable and other services. In February 2013, a federal court upheld changes to the FCC’s pole rate formula. The changes reduce the rates for telecommunications service pole attachments to levels that are at or near the rates for cable attachments, but utility companies are able to rebut certain presumptions in the new formula so as to justify higher rates, and it is expected that most will attempt to do so.

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Franchising. Cable operators generally operate their cable systems under nonexclusive franchises granted by local or state franchising authorities. While the terms and conditions of franchises vary materially from jurisdiction to jurisdiction, franchises typically last for a fixed term, obligate the franchisee to pay franchise fees and meet service quality, customer service and other requirements, and are terminable if the franchisee fails to comply with material provisions. The Communications Act permits franchising authorities to establish reasonable requirements for public, educational and governmental access (“PEG”) programming, and some of our franchises require substantial channel capacity and financial support for this programming. The Communications Act also contains provisions governing the franchising process, including, among other things, renewal procedures designed to protect incumbent franchisees against arbitrary denials of renewal. We believe that our franchise renewal prospects are generally favorable, but cannot guarantee the future renewal of any individual franchise.

FCC regulations establish franchising processes and obligations for new entrants that are different from those applicable to existing providers. For example, these regulations limit the range of financial, construction and other commitments that franchising authorities can request of new entrants and preempt certain local “level playing field” franchising requirements. In addition, most of the states in which we operate, including Georgia, Illinois, Indiana, Michigan, Ohio, Tennessee and Wisconsin, have enacted legislation to provide statewide franchising or to simplify local franchising requirements for new entrants. Some of these statutes also allow new entrants to operate on more favorable terms than our current operations, for instance by not requiring that the new entrant provide service to all parts of the franchise area or permitting the new entrant to designate only those portions it wishes to serve. We do not qualify as a new entrant because we are considered a transferee of Comcast, the incumbent operator. Virtually all of these statutes allow incumbent cable operators to opt into the new state franchise immediately or later when a competing state franchise has been issued for the incumbent cable operator’s franchise area. However, even in those states, the incumbent cable operator is sometimes required to retain certain franchise obligations that are more burdensome than the new entrant’s state franchise.

Copyright Regulation. In exchange for filing reports and contributing a percentage of revenue to a federal copyright royalty pool, cable operators can obtain blanket permission to retransmit copyrighted material contained in broadcast signals. Cable operators must pay additional royalty fees for each digital multicast programming stream from an out-of market broadcast station they retransmit that does not duplicate the content of the station’s primary stream. In 2014, the Copyright Office adopted final rules implementing audit procedures for copyright owners to review operators’ copyright royalty reporting practices, and it is possible these audits could result in copyright owner demands for additional royalty fees for past accounting periods. The possible modification or elimination of this copyright license is the subject of ongoing legislative and administrative review. Congress passed the STELA Reauthorization Act of 2014 (“STELAR”), which extends the compulsory license for DBS carriage of distant broadcast stations to December 31, 2019.

High-Speed Internet Services. We provide high-speed Internet services over our cable distribution system. In 2002, the FCC ruled that high-speed Internet services such as ours are interstate information services that are not subject to regulation as a telecommunications service under federal law or to state or local utility regulation. However, our high-speed Internet services are subject to a number of regulatory obligations, including compliance with the Communications Assistance for Law Enforcement Act (“CALEA”) requirement that high-speed ISPs implement certain network capabilities to assist law enforcement in conducting surveillance of persons suspected of criminal activity.

In 2010, the FCC adopted “open Internet” regulations applicable to broadband ISPs. The regulations required broadband ISPs such as us to disclose information regarding network management, performance and commercial terms of the service (the “transparency rule”); barred broadband ISPs from blocking access to lawful content, applications, services or non-harmful devices; and barred wireline broadband ISPs such as us from unreasonably discriminating in transmitting lawful network traffic. The no-blocking and non-discrimination requirements allowed for reasonable network management. The FCC did not prohibit speed tiers or usage-based pricing, but specifically noted that “paid prioritization” (i.e., charging content, application and service providers for prioritizing their traffic over our last-mile facilities) or an ISP’s prioritizing of its own Internet content likely would violate these regulations. In January 2014, the U.S. Court of Appeals for the D.C. Circuit vacated all of the FCC’s rules except for the transparency rule but the court also held that the FCC had the fundamental authority to regulate broadband Internet access services as a general matter. The FCC has launched a rulemaking to adopt new open Internet regulations. Among other things, the FCC has proposed expanding the transparency rule to include additional disclosures; readopting the no-blocking rule under a different legal rationale; and subjecting conduct that would otherwise be permissible under the proposed no-blocking rule to a commercially reasonableness standard. The FCC

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also has invited comment on proposals to reclassify broadband Internet service as a “telecommunications service,” which would authorize the FCC to subject it to traditional common carriage regulation under Title II of the Communications Act. Under a Title II framework, the FCC could potentially regulate our customer rates for broadband Internet services and could prohibit or seriously restrict arrangements between us and Internet content, application, and service providers. President Obama has urged the FCC to reclassify broadband Internet service as a “telecommunications service” and adopt a ban on paid prioritization and other open Internet rules while forbearing from rate regulation and other common carrier regulations less relevant to broadband services. We cannot predict what rules the FCC will adopt in this proceeding. States also may attempt to regulate ISPs in light of the court’s decision.

A number of states have enacted laws that restrict or prohibit local municipalities from operating municipally-owned broadband networks. Municipalities in Tennessee have filed petitions with the FCC requesting that the FCC preempt the restrictions in their states’ laws. The FCC has invited public comment on the petitions, but we cannot predict the ultimate outcome of these proceedings.

In addition, the FCC began an inquiry in 2014 into Internet interconnection arrangements. We have a number of peering and transit arrangements with other network operators, and these kinds of arrangements historically have not been regulated by the FCC. The FCC Chairman, however, has stressed that the FCC has a responsibility to ensure “connectivity” of the Internet, and although he has made clear that he does not consider peering and transit arrangements to be an “open Internet” issue, he considers it a related issue. The FCC is collecting information from various providers. We cannot predict what additional actions, if any, the FCC may take or what effect they might have on our business.

In February 2012, Congress authorized the FCC to conduct an incentive auction to reassign a portion of the broadcast spectrum for mobile broadband use. The FCC currently is conducting a proceeding to implement this statute and has announced that it intends to auction some spectrum currently used for television broadcasting in 2016. The FCC also is conducting other rulemakings to reallocate other spectrum to broadband uses, and has initiated an auction of spectrum in the Advanced Wireless Services. We cannot predict the precise effect of these changes or the success of any future planned spectrum auction on our business, but reallocating spectrum for wireless broadband uses could intensify competition to our broadband services from wireless providers.

In addition, Congress and federal regulators have adopted a wide range of measures affecting Internet use, including, for example, consumer privacy, consumer protection, copyright protection, defamation liability, taxation, obscenity and unsolicited commercial email. For example, in 1998, the Internet Tax Freedom Act was enacted in an effort to promote use of the Internet, and has been extended several times, but is scheduled to expire in September 2015, unless it is extended again. State and local governments also have adopted Internet-related regulations. Furthermore, Congress, the FCC, and certain state and local governments are considering proposals to impose customer service, quality of service, expanded copyright protection requirements, taxation, child safety, privacy and standard pricing regulations on high-speed ISPs. It is uncertain whether any of these proposals will be adopted. The adoption of new laws or the application of existing laws to the Internet could have a material adverse effect on our high-speed Internet business.

The FCC has launched a proceeding to define what connection speeds and other service characteristics constitute a broadband service. This proceeding is relevant for the FCC’s annual determination of whether broadband services are being deployed in a reasonable and timely way. Under the relevant statute, if the FCC determines that they are not, it has the authority to adopt measures to accelerate broadband deployment. The FCC has proposed to rely in part on this authority to adopt new open Internet regulations, and could use this authority to adopt other measures affecting our broadband business.

Voice Services. We provide voice services by using interconnected VoIP technology. The FCC has adopted a number of regulations for providers of nontraditional voice services such as ours, including regulations relating to customer proprietary network information, local number portability duties and benefits, disability access, E911, law enforcement assistance (CALEA), outage reporting, rural call completion reporting, Universal Service Fund contribution obligations, domestic discontinuance requirements and certain regulatory filing requirements. The FCC has not yet ruled on whether interconnected VoIP service should be classified as an “information service” or a “telecommunications service” under the Communications Act. The classification determination is important because telecommunications services are still regulated more pervasively than information services. The regulatory environment for our voice services therefore remains uncertain at both the federal and the state levels. Until the FCC

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definitively classifies interconnected VoIP service, state regulatory commissions and legislatures may continue to investigate imposing regulatory requirements on our voice services. A number of states (though none in our current footprint) have enacted laws that preclude state public utility regulation of VoIP-based services notwithstanding how they are classified under federal law.

Because the FCC has not determined the appropriate classification of our voice services, the precise scope of interconnection regulations applicable to us as a provider of nontraditional voice services is not clear. In light of this uncertainty, providers of VoIP services typically either secure CLEC authorization or obtain interconnection to traditional wireline phone company networks by contracting with an existing CLEC, whose right, as a telecommunications carrier, to request and obtain interconnection with the traditional wireline phone companies is set forth in the Communications Act. We have arranged for such interconnection through Comcast’s CLECs until such time that we arrange interconnection through our affiliated CLECs or third party CLECs. If a regulatory or judicial authority were to deny our ability to interconnect through one of our CLECs, our ability to provide voice services and compete in the area in question would be negatively impacted. In 2012, the FCC sought comment on two petitions that raise issues concerning the interconnection obligations for IP voice providers, and it also formed a task force to coordinate the FCC’s efforts on issues related to the transition of networks from circuit-switched to packet-switched technology, including the issue of IP interconnection. In 2014, the FCC issued an order that, among other things, invited voice providers to submit proposals to initiate tests of providing IP-based alternatives to existing services in discrete geographic areas or situations, and a number of such proposals have been filed. We cannot predict what, if any, further actions the FCC might take in this area or what effect any such actions might have on our business. In November 2011, the FCC issued an order clarifying the entire intercarrier compensation system, which governs the arrangements by which telecommunications carriers compensate one another for exchanged traffic, whether it be for local, intrastate or interstate traffic, or VoIP-to-PSTN. The FCC order affirmed the right of CLECs to collect intercarrier compensation when providing interconnection for VoIP providers. The FCC order was upheld on appeal by a federal court, but that decision has now been appealed to the Supreme Court of the United States.

Universal Service. A federal program known as the Universal Service program generally requires telecommunications service providers to pay a fee based on revenue from their services into a fund used to subsidize the provision of telecommunications services in high-cost areas and to low-income consumers and the provision of Internet and telecommunications services to schools, libraries and certain health care providers. Some states also have analogous programs that support service in high cost areas or to low-income consumers.

The FCC issued an order in November 2011 that changed the way that a majority of Universal Service funds are allocated and began implementing that order in 2012. By focusing on broadband and wireless deployment, and moving away from supporting traditional telephone service, the changes could assist some of our competitors in more effectively competing with our service offerings, while others could receive less funding. The actual impact of the changes is not yet known. The FCC’s ruling has been upheld by a federal court, but that decision has now been appealed to the Supreme Court of the United States.

In July 2014, the FCC released an order substantially revising the program to support services to schools and libraries. Under the new rules, support will be shifted from voice services and other legacy services to broadband service and to the deployment of Wi-Fi networks.

The FCC has a long-pending proceeding to reform the mechanism used to collect the fees used to fund federal universal service programs. Proposals in that proceeding have included changing the basis on which the fee is calculated from revenue to a per-user fee, or per-connection fee, to adopt a fee based on bandwidth or to expand the services subject to the fee to include broadband Internet access. In August 2014, the FCC referred the question of how to reform universal service fees to the Federal-State Joint Board on Universal Service, which is expected to make a recommendation in April 2015. We are unable to predict the outcome of this proceeding and whether it will affect our business.

Other Regulations

State and Local Taxes. Some states and localities have imposed or are considering imposing new or additional taxes or fees on the cable services we offer, or imposing adverse methodologies by which taxes or fees are computed. These include combined reporting or other changes to general business taxes, central assessments for property tax, and taxes and fees on video, high-speed Internet and voice services. Cable industry members are

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challenging certain of these taxes through administrative and court proceedings. In addition, in some situations our DBS competitors and other competitors that deliver their services over a high-speed Internet connection do not face similar state tax and fee burdens. Congress has also considered, and may consider again, proposals to bar states from imposing taxes on DBS providers that are equivalent to the taxes or fees that we pay.

Privacy and Security Regulation. The Communications Act generally restricts the nonconsensual collection and disclosure to third parties of cable customers’ personally identifiable information by cable operators. There are exceptions that permit such collection and disclosure for rendering service, conducting legitimate business activities related to the service, and responding to legal requests. The Communications Act and FCC regulations also provide privacy protections for customer proprietary network information related to our voice services. Several states and numerous local jurisdictions have enacted privacy laws or franchise privacy provisions that apply to cable services.

The FTC has continued to exercise authority over privacy protections generally, using its existing authority over unfair and deceptive practices and other public proceedings to apply greater restrictions on the collection and use of personally identifiable and other information relating to consumers. It also has undertaken numerous enforcement actions against parties that do not provide sufficient security protections against the loss or unauthorized disclosure of this type of information. In July 2013, FTC regulations implementing the Children’s Online Privacy Protection Act (“COPPA”) went into effect. COPPA imposes requirements on website operators and online services that are directed to children under 13 years of age, or that knowingly collect or post personal information or from children under 13 years of age. The FTC rules impose some significant new obligations on operators of websites and online services, including expanded categories of personal information and new data security and data retention requirements, and also expand the scope of COPPA to reach third-party service providers that knowingly collect personal information through a child-directed website or service.

We are also subject to state and federal “do not call” laws regarding telemarketing and state and federal laws regarding unsolicited commercial emails, as well as FCC regulations relating to automated telemarketing calls, texts or SMS messages. The FCC and state attorneys general also have initiated efforts to increase and enforce transparency requirements about the collection and use of consumer information, even in de-identified form. These requirements may require ongoing review of new and rapidly evolving technologies and methods for delivering content and advertising to ensure that appropriate notice is given to consumers and consent is obtained where required.

We are also subject to state and federal regulations and laws regarding information security. Most of these regulations and laws apply to consumer information that could be used to commit identity theft. Substantially all of the U.S. states and the District of Columbia have enacted security breach notification laws, and the FCC has adopted security breach rules for voice services and in October 2014, proposed to impose forfeitures totaling $10 million on two companies for failing to protect customer data from unauthorized access by third parties. These laws generally require that a business give notice to consumers and other government agencies when certain information has been disclosed because of a security breach. Several states have also enacted general information security requirements to safeguard consumer information, including the proper disposal of consumer information.

In February 2013, the President directed the National Institute of Standards and Technology (“NIST”), in cooperation with other federal agencies and owners and operators of U.S. critical infrastructure to develop a voluntary framework that provides a prioritized, flexible, repeatable, performance-based, and cost-effective approach to cyber risk, which was released in February 2014. It is a compendium of existing, cross-sector cyber defense processes, practices, and protocols that can help companies identify, assess, and manage their cyber risks and vulnerabilities. Additionally, there are pending legislative proposals that could impose new requirements on owners and operators of critical infrastructure. Several government agencies have encouraged compliance with the NIST cybersecurity framework. The FCC is considering expansion of its cybersecurity guidelines or the adoption of cybersecurity requirements. We cannot predict what proposals may ultimately be adopted or how such requirements, if any, would affect our business. Additional and more restrictive requirements may be imposed if and to the extent that state or local authorities establish their own privacy or security standards or if Congress enacts new privacy or security legislation.

Advertising Restrictions. Legislation has been introduced and reports from various government agencies have been issued from time to time urging that restrictions be placed on advertisements for particular products or services, including prescription drugs and the marketing of food or violent entertainment to children, and on the deductibility

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of advertising expenses. We are unable to predict whether such reports would result in legislative proposals, whether legislative proposals may be adopted, or, if adopted, what impact they would have on our business.

Environmental Matters. Our business operations are subject to environmental laws and regulations and involve air emissions, wastewater discharges, and the use, disposal and cleanup of toxic and hazardous substances. Any failure to comply with environmental requirements could result in monetary fines, civil or criminal sanctions, third-party claims or other costs or liabilities. For example, certain states are investigating whether certain waste disposal policies, procedures and practices of multichannel video programmers are in violation of state law. Environmental requirements have become more stringent over time, and pending or proposed new regulations could impact our operations or costs. For example, climate change regulation, such as proposed greenhouse gas emissions limits or cap and trade programs, could result in an increase in the cost of electricity, which is a significant component of our operational costs at some locations. We are unable to accurately predict how these requirements might be changed in the future and how any such changes might affect our business.

Disabilities Access. Our business is subject to a number of statutory and regulatory requirements related to ensuring that our services are accessible to individuals with disabilities. Among other things, our voice services and email services must be accessible to and usable by persons with disabilities; we must provide additional narrations of key visual elements (referred to as “video description”) on certain of our video services; and we must include closed captioning on certain video programming delivered to our customers. The FCC also has adopted quality standards for closed captioning, as well as rules that will require that on-screen menus and program guides used on set-top boxes and other navigation devices to access multichannel video programming be audibly accessible to blind and low-vision customers. The FCC is considering further accessibility requirements for MVPDs, and we cannot predict what impact those further requirements would have on our business.

Other FCC Regulations. The FCC actively regulates other aspects of our business, including the mandatory blackout of syndicated and network programming; customer service standards; program carriage; loudness of commercial advertisements; political advertising; Emergency Alert System requirements; equal employment opportunity; lottery programming; recordkeeping and public file access requirements; telemarketing; technical standards relating to operation of the cable systems and television stations; and regulatory fees. Until recently, the FCC also regulated mandatory blackouts of sports programming, but those rules have been repealed. The FCC is considering possible changes to regulations in several of these areas. We are unable to predict how these regulations might be changed in the future and how any such changes might affect our business. In addition, while we believe that we are in substantial compliance with FCC regulations, we could in the future be subject to enforcement actions at the FCC, which can result in our having to pay fines to the agency or being subject to other sanctions.

Employees

As of                     , 2015, after giving effect to the transactions, we would have had approximately          full-time and part-time employees.

Principal Properties

Our principal physical assets consist of operating plant and equipment, including signal receiving, encoding and decoding devices, headends and distribution networks, and equipment at or near our customers’ homes. Headends consist of electronic equipment necessary for the reception, amplification and modulation of signals and are located near the receiving devices. Our distribution network consists primarily of content distribution servers, coaxial and fiber-optic cables, lasers, routers, switches and related electronic equipment. Our cable plant and related equipment generally are connected to utility poles under pole rental agreements with local public utilities, although in some areas the distribution cable is buried in underground ducts or trenches. Customer premise equipment (“CPE”) consists primarily of set-top boxes and cable modems. The physical components of cable systems require periodic maintenance and replacement.

Our video signal is primarily distributed over fiber-optic networks and content distribution servers. We own most of our service vehicles.

Our high-speed Internet network consists of fiber-optic cables owned or leased by us and related equipment. In addition, we maintain one network operations center with equipment necessary to monitor and manage the status of our high-speed Internet network.

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We own or lease buildings throughout our footprint that contain customer service centers, warehouses and administrative space.

Legal Proceedings

Refer to Note 8 to our audited combined financial statements included in this prospectus for a discussion of recent developments related to our legal proceedings.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section entitled “Selected Historical Financial Data” and our audited and unaudited combined financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis constitutes forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this prospectus particularly under “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

Unless otherwise specified, references to Notes to the audited combined financial statements are to the Notes to our audited combined financial statements as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013, and references to Notes to the unaudited condensed combined financial statements are to the Notes to our unaudited condensed combined financial statements as of September 30, 2014 and for the nine months ended September 30, 2014 and 2013.

Overview

On April 25, 2014, Comcast entered into a transactions agreement with Charter to satisfy its undertaking in the merger agreement with TWC with respect to the divestiture of video subscribers. Among other things, the transactions agreement contemplates a spin-off of cable systems serving approximately 2.5 million existing Comcast video subscribers into Midwest Cable, Inc., a newly formed entity and currently a wholly owned subsidiary of Comcast. Midwest Cable, LLC was formed in the state of Delaware as a limited liability company in May 2014 and converted to Midwest Cable, Inc., a Delaware corporation, in September 2014.

Following the closing date of the Comcast/TWC merger, the distribution of all of the shares of our common stock will be made on a pro rata basis to holders of Comcast common stock. Immediately prior to the spin-off, all assets and liabilities of the cable systems comprising our business, including certain credit facilities, will be held by OpCo, and OpCo will be contributed to us from Comcast. In connection with such contribution and prior to the spin-off, we will issue notes and stock to Comcast. Prior to such contribution, a portion of the cash borrowed by OpCo under the credit facilities will be distributed to Comcast. The consummation of the spin-off is subject to a number of closing conditions, including, among others, completion of the Comcast/TWC merger, the receipt of certain regulatory approvals, approval by Charter’s stockholders and certain conditions relating to the financing for the spin-off.

Immediately following the spin-off, Charter will reorganize such that a new publicly traded entity, New Charter, will become the parent of Charter. Another newly formed, wholly owned subsidiary of New Charter will merge with and into us, with us surviving. Upon consummation of the SpinCo merger, we expect to change our legal name to GreatLand Connections Inc. It is intended that the spin-off, together with certain related transactions, will qualify as a tax-free reorganization and a tax-free distribution and that the SpinCo merger will qualify as a tax-free transaction. As a result of the spin-off and SpinCo merger, Comcast’s shareholders as of the record date will own approximately 67% of our common stock, and New Charter will own the remaining approximately 33%. In addition, as a result of the SpinCo merger, it is expected that Comcast’s shareholders as of the record date will own approximately     % of New Charter. See “The Transactions—Background and Description of the Transactions.”

In connection with the transition to being a stand-alone company, we will incur certain costs. These costs relate primarily to accounting, tax, legal and other professional costs; financing costs; compensation, including modifications to certain incentive awards upon completion of the spin-off; recruiting and relocation costs associated with hiring our senior management personnel; and costs to separate and establish stand-alone information systems. In addition, we will incur certain ongoing costs including corporate overhead, debt and related interest expense as a stand-alone company, which may differ from the amounts incurred as a part of Comcast included in our combined financial statements. We anticipate that, as a result of the separation of our business from Comcast, we will incur additional annual operating costs, including a fee equal to 4.25% of total revenue payable to Charter on a quarterly basis under the Charter services agreement, which would have amounted to $190 million in 2013.

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Our combined financial statements have been prepared to reflect a combination of the assets and liabilities that have been used in managing and operating our business. Assets, liabilities, revenues and expenses reflected in our combined financial statements are primarily directly associated with our business. Due to existing functions and facilities shared among Comcast and us, certain working capital, property and equipment and operating expense balances have been included in our combined financial statements using allocations. We used certain underlying activity drivers as a basis of allocation, including video customer relationships, revenue, plant miles, head-count and other factors. Management believes that such allocations are reasonable; however, they may not be indicative of the financial position, results of operations and cash flows that would have been achieved had we operated as an independent stand-alone entity for the periods presented.

In addition, certain general corporate overhead costs have been allocated by Comcast to us. Historically, Comcast has provided services to us for certain corporate functions; however, these allocations may not be indicative of the costs that will be incurred by us in the future as a stand-alone company. See Note 3 to our audited combined financial statements for further information. Also, in connection with the spin-off, we will issue third-party debt as described under “—Liquidity and Capital Resources” below.

Business Overview

We were formed in May 2014 as a limited liability company and converted to a corporation in September 2014. We offer cable services over our geographically-aligned cable distribution system to residential and commercial customers located in the Midwestern and Southeastern United States. As of September 30, 2014, we served approximately 2.5 million video customers, 2.3 million high-speed Internet customers and 1.1 million voice customers and passed approximately 6.4 million homes and businesses. As of September 30, 2014, we had customer relationships with approximately 2.7 million residential customers and 183,000 commercial customers.

We are currently part of Comcast’s Cable Communications reportable segment, and our assets and liabilities consist of those that Comcast attributes to the SpinCo systems. Following the spin-off, we will be a stand-alone company, and Comcast will not retain any ownership interest in us. Comcast Cable Communications is the nation’s largest provider of cable services to residential customers, and it also provides similar services to business customers and sells advertising. We present our operations in one reportable business segment, as management has historically evaluated our performance and allocated resources on a combined basis as a part of Comcast Cable Communications.

We offer our cable services individually and in bundles, and the majority of our revenue is generated from subscriptions to our cable services. Our subscription rates and related charges vary according to the services and features customers receive and the type of equipment they use, and customers are typically billed in advance on a monthly basis. Our residential customers may generally discontinue service at any time, while commercial customers may only discontinue service in accordance with the terms of their contracts, which typically have two- to five-year terms.

Our most significant operating cost is the programming expenses we incur to provide content to our video customers. We anticipate that our programming expenses will continue to increase. Programming costs have historically reflected our share of Comcast’s programming costs and are based on rates in Comcast’s national arrangements with content providers. Our programming costs on a stand-alone basis will depend on the rates that Charter may pass on to us under Charter’s agreements with content providers or that we negotiate with content providers. Our programming costs may materially increase from our costs under the Comcast arrangements due to benefits attributable to Comcast’s scale. As a part of Comcast, we have attempted to offset increases in programming expenses and maintain our operating margins through rate increases, the sale of additional video and other services, and operating efficiencies. Following the spin-off, we expect our operating margin to decrease due to increased programming costs, the 4.25% quarterly payment to Charter under the Charter services agreement and other operating costs as we start to operate as a stand-alone company.

Competition

Our results of operations are affected by competition, as we operate in an intensely competitive, consumer-driven and rapidly changing environment and compete with a growing number of companies that provide a broad range of communications products and services and entertainment, news and information content to consumers. Technological changes are further intensifying and complicating the competitive landscape and influencing consumer behavior in ways that could affect demand for some or all of our cable services. Our voice services

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continue to face increased competition from wireless and Internet-based phone services as more people choose to replace their traditional wireline phone service with these phone services. Additionally, in May 2014, AT&T, our largest phone company competitor, announced its intention to acquire DirecTV, the nation’s largest DBS provider. If completed, this transaction will create an even larger competitor for our cable services that will have the ability to expand its cable service offerings to include bundled wireless offerings. For more detailed information on the competition facing all of our cable services, see “Business—Competition.”

Seasonality and Cyclicality

Our business is subject to seasonal and cyclical variations. Our results are impacted by the seasonal nature of customers receiving our cable services in college and vacation markets. Our revenue is subject to cyclical advertising patterns and changes in viewership levels. Our U.S. advertising revenue is generally higher in the second and fourth calendar quarters of each year, due in part to increases in consumer advertising in the spring and in the period leading up to and including the holiday season. U.S. advertising revenue is also cyclical, benefiting in even-numbered years from advertising related to candidates running for political office and issue-oriented advertising.

Results of Operations for the years ended December 31, 2013, 2012 and 2011

(in millions)	2013	2012	2011	% Change from 2012 to 2013	% Change from 2011 to 2012
Revenue
Residential:
Video	$2,203	$2,137	$2,081	3.1%	2.7%
High-speed Internet	1,125	1,052	960	7.0	9.6
Voice	380	387	385	(1.7)	0.6
Commercial services	320	253	195	26.5	29.8
Advertising	237	257	226	(8.1)	13.9
Other	205	189	171	8.6	10.0
Total revenue	4,470	4,275	4,018	4.6	6.4
Costs and Expenses:
Programming	972	888	824	9.4	7.8
Technical and product support	590	563	545	4.8	3.3
Customer service	228	208	205	9.4	1.8
Franchise and other regulatory fees	150	152	136	(1.6)	11.7
Advertising, marketing and promotion	338	319	281	5.9	13.6
Other	484	469	453	3.3	3.5
Shared asset usage charge	124	111	97	11.6	14.3
Depreciation	512	529	569	(3.1)	(7.1)
Amortization	30	42	48	(28.1)	(13.8)
Operating income	1,042	994	860	4.9	15.7
Interest expense	(1)	(2)	(1)	(38.7)	126.2
Income before income taxes	1,041	992	859	4.9	15.6
Income tax expense	(409)	(390)	(313)	4.8	24.7
Net income	$632	$602	$546	5.0%	10.3%

All percentages are calculated based on actual amounts. Minor differences may exist due to rounding.

Beginning in 2014, Comcast revised its methodology for counting customers related to how they count and report customers who reside in multiple dwelling units (“MDUs”) that are billed under bulk contracts (the “billable customers method”). For MDUs whose residents have the ability to receive additional cable services, such as additional programming choices or our high-definition (“HD”) or digital video recorder (“DVR”) services, Comcast counts and reports customers based on the number of potential billable relationships within each MDU. For MDUs whose residents are not able to receive additional cable services, the MDU is counted as a single customer. Previously, Comcast had counted and reported these customers on an equivalent billing unit basis by dividing

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monthly revenue received under an MDU’s bulk contract by the standard monthly residential rate where the MDU was located (the “EBU method”).

The tables below present customer metrics using the EBU method for 2013, 2012 and 2011. We have also presented 2013 total customers using the billable customers method.

Customer Metrics(1)

	Total Customers				Net Additional Customers
December 31 (in thousands)	2013	2013	2012	2011	2013	2012
	Billable Customers Method	EBU Method			EBU Method
Video customers	2,515	2,471	2,527	2,558	(56)	(31)
High-speed Internet customers	2,273	2,272	2,167	2,048	105	119
Voice customers	1,152	1,152	1,107	1,068	46	39
Total customer relationships:	2,933
Single product customers	917
Double product customers	1,026
Triple product customers	991
(1)	Customer data includes residential and commercial customers. Customer relationships represent the number of residential and commercial customers that subscribe to at least one of our cable services and are presented based on actual amounts. Single product, double product and triple product customers represent customers that subscribe to one, two or three of our cable services, respectively.

Revenue

We have leveraged Comcast’s existing cable distribution system to grow revenue by, among other things, adding new customers, encouraging existing cable customers to add new or higher tier services, and growing other services such as our commercial services offerings. We offer our cable services in bundles and often provide promotional incentives. We seek to balance promotional offers and rate increases for all of our cable services with their expected effects on the number of customers, and overall revenue growth and operating margins.

Video. Video revenue increased 3.1% and 2.7% in 2013 and 2012, respectively. This revenue growth was attributable to increases in revenue of approximately 5.2% and 4.7% in 2013 and 2012, respectively, due to an increase in customers receiving additional and higher levels of video service and rate adjustments. This growth was partially offset by decreases in revenue of approximately 2.1% and 2.0% in 2013 and 2012, respectively, due to a 2.2% and 1.2% decline in video customers in 2013 and 2012, respectively. As of December 31, 2013, 1.33 million customers subscribed to at least one of our HD or DVR advanced services compared to 1.27 million customers and 1.09 million customers as of December 31, 2012 and 2011, respectively. The decreases in residential video customers were primarily due to competitive pressures in our service areas from AT&T and satellite competitors and the impact of rate adjustments. We expect further declines in the number of residential video customers.

As of December 31, 2013, 39% of the homes and businesses in the areas we serve subscribed to our video services, compared to 41% and 42% as of December 31, 2012 and 2011, respectively.

High-Speed Internet. High-speed Internet revenue increased 7.0% and 9.6% in 2013 and 2012, respectively. This revenue growth was attributable to increases in revenue of approximately 4.8% and 8.2% in 2013 and 2012, respectively, due to increases in the number of residential customers receiving our high-speed Internet service and approximately 2.2% and 1.4% in 2013 and 2012, respectively, due to higher rates from customers receiving higher levels of service and rate adjustments.

As of December 31, 2013, 36% of the homes and businesses in the areas we serve subscribed to our high-speed Internet services, compared to 35% and 33% as of December 31, 2012 and 2011, respectively. Our customer base has continued to grow as consumers have continued to choose our high-speed Internet service and seek higher speed offerings.

Voice. Voice revenue decreased 1.7% in 2013 and increased 0.6% in 2012. The decrease in revenue growth in 2013 was primarily due to the impact of the allocation of voice revenue for our bundled customers partially offset by

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increases in residential customers. The increase in revenue growth in 2012 was primarily due to increases in residential customers offset by the impact of the allocation of voice revenue for our bundled customers. The amounts allocated to voice revenue in the bundled rate decreased in 2013 and 2012 because video and high-speed Internet rates have increased, while voice rates have remained relatively flat.

As of December 31, 2013 and 2012, 18% of the homes and businesses in the areas we serve subscribed to our voice services, compared to 17% for December 31, 2011.

Commercial Services. Commercial services revenue increased 26.5% and 29.8% in 2013 and 2012, respectively. The increases in both years were primarily due to a higher number of commercial customers receiving our cable services, as well as continued growth in the number of customers receiving our Ethernet network and cellular backhaul services. We believe these increases in commercial customers were primarily the result of our efforts to gain market share from competitors by offering competitive products and pricing.

Advertising. As part of Comcast’s distribution agreements with cable networks, we generally receive an allocation of scheduled advertising time on cable networks that is sold to local, regional and national advertisers. In most cases, the available advertising time is sold by Comcast’s sales force. In some cases, Comcast works with representation firms as an extension of its sales force to sell a portion of our advertising time allocated. We also represent the advertising sales of other multichannel video providers in some markets. In addition, we generate revenue from the sale of advertising online and on our video on demand service.

Advertising revenue is affected by the strength of the advertising market and general economic conditions. Advertising revenue decreased 8.1% in 2013 primarily due to lower political advertising revenue. Excluding the impact of political advertising revenue in 2012, advertising revenue increased 3.7% primarily due to increases in the national and regional advertising markets. Advertising revenue increased 13.9% in 2012 primarily due to increases in political advertising revenue and improvements in the local and regional advertising markets, which were primarily driven by increased spending from automotive advertisers.

Other. We receive revenue related to cable franchise and other regulatory fees, our digital media center, commissions from electronic retailing networks, and fees from other services, including from home security and automation services. Cable franchise and regulatory fees represent the fees required to be paid to federal, state and local authorities that we pass through to our customers. Under the terms of our cable franchise agreements, we are generally required to pay to the cable franchising authority an amount based on our gross video revenue. The changes in franchise and other regulatory fees collected from our cable services customers were generally due to changes in the revenue on which the fees apply.

Other revenue increased 8.6% and 10.0% in 2013 and 2012, respectively, primarily due to increases in franchise and other regulatory fees and in revenue from other services, including from home security and automation services.

Costs and Expenses

Our operating margin, which is our operating income before shared asset usage charge, depreciation and amortization as a percentage of revenue, for 2013, 2012 and 2011 was 38.2%, 39.2% and 39.2%, respectively. Following the spin-off, we expect our operating margin to decrease due to increased programming costs, the 4.25% quarterly payment to Charter under the Charter services agreement and other operating costs as we start to operate as a stand-alone company.

Programming Costs. Programming costs, our largest operating expense, are the fees we pay to license the programming we distribute to our video customers. These expenses are affected by the programming license fees charged by cable networks, fees for retransmission of the signals from local broadcast television stations, the number of video customers we serve and the amount of content we provide. Programming costs increased 9.4% and 7.8% in 2013 and 2012, respectively, primarily due to increases in programming license fees, including retransmission consent fees and sports programming costs, and fees to secure rights for additional programming for our customers across an increasing number of platforms. Fees related to retransmission consent fees and sports programming collectively contributed to more than half of the increase in programming costs in these years.

Our programming costs may materially increase from our costs under the Comcast arrangements due to benefits attributable to Comcast’s scale. Additionally, we expect that our programming costs will continue to increase in general, as we provide additional content to our video customers and operate as a stand-alone business; as we deliver

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this content through an increasing number of platforms, including video on demand, online and through our mobile apps; and as the fees we pay increase, primarily from sports programming costs and retransmission consent fees.

Technical and Product Support Expenses. Technical and product support expenses include costs to complete service call and installation activities, as well as network operations, product development, fulfillment and provisioning costs. Technical and product support expenses increased 4.8% and 3.3% in 2013 and 2012, respectively, primarily due to expenses related to customer fulfillment activities and expenses related to the delivery and support of our products and services, and continued growth in commercial services.

Customer Service Expenses. Customer service expenses include the personnel and other costs associated with handling customer sales and service activity. Customer service expenses increased 9.4% and 1.8% in 2013 and 2012, respectively. The increase in 2013 was primarily due to an increase in costs associated with the continued deployment of enhanced services, including wireless gateways and the X1 platform, and continued growth in commercial services.

Franchise and Other Regulatory Fees. Franchise and other regulatory fees decreased 1.6% in 2013 and increased 11.7% in 2012 primarily due to the settlement of a franchise fee dispute during 2012.

Advertising, Marketing and Promotion Expenses. Advertising, marketing and promotion expenses increased 5.9% and 13.6% in 2013 and 2012, respectively, primarily due to increases in spending associated with attracting and retaining residential and commercial services customers and encouraging existing customers to add additional or higher-tier services.

Other Costs and Expenses. Other costs and expenses increased 3.3% and 3.5% in 2013 and 2012, respectively, primarily due to an increase in bad debt expense in 2013 and an increase in other administrative costs and costs related to advertising sales activity in 2012.

Shared Asset Usage Charge. We share certain operating and administrative sites with Comcast. These assets are not included in our combined financial statements and the shared asset usage charge represents the operating costs of these sites that have been allocated to us based on our relative usage of the respective facilities. The increases of 11.6% and 14.3% in 2013 and 2012, respectively, were primarily due to Comcast’s initiative to invest in centralized operations.

Depreciation and Amortization. Depreciation expense decreased as the level of capital spending has remained relatively constant in the near-term but slightly lower than the longer-term levels. Amortization decreased in 2013 and 2012 primarily due to certain of our intangible assets becoming fully amortized.

Income Tax Expense

Income tax expense reflects federal and state income taxes. Our effective income tax rate in 2013, 2012 and 2011 was 39.3%, 39.3% and 36.4%, respectively. In 2011, we recorded income tax benefits related to certain changes in state tax laws that impacted our effective tax rate by approximately 3%.

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Results of Operations for the Nine Months Ended September 30, 2014 and 2013

	Nine Months Ended September 30		Increase/ (Decrease)
(in millions)	2014	2013
Revenue
Residential:
Video	$1,660	$1,660	0.0%
High-speed Internet	901	841	7.2
Voice	282	285	(0.9)
Commercial services	281	233	20.6
Advertising	186	173	8.0
Other	149	152	(3.2)
Total revenue	3,459	3,344	3.4
Costs and Expenses:
Programming	774	728	6.4
Technical and product support	447	443	0.9
Customer service	183	165	10.3
Franchise and other regulatory fees	125	112	11.0
Advertising, marketing and promotion	261	253	3.3
Other	377	353	7.2
Shared asset usage charge	92	92	0.1
Depreciation	384	383	0.2
Amortization	14	25	(45.4)
Operating income	802	790	1.4
Interest expense	(6)	—	NM
Income before income taxes	796	790	0.7
Income tax expense	(312)	(310)	0.5
Net income	$484	$480	0.8%

All percentages are calculated based on actual amounts. Minor differences may exist due to rounding.

Percentage changes that are considered not meaningful are denoted with NM.

Customer Metrics — Billable Customers Method(1)

	Total Customers		Net Additional Customers
			Nine Months Ended
	September 30	September 30	September 30
(in thousands)	2014	2013	2014	2013
Video customers	2,460	2,510	(56)	(59)
High-speed Internet customers	2,333	2,247	60	77
Voice customers	1,150	1,133	(3)	26
Total customer relationships	2,907	2,930	(27)
Single product customers	871	937	(46)
Double product customers	1,036	1,027	10
Triple product customers	1,000	966	9
Average monthly total revenue per customer relationship	$131.60
(1)	Customer data includes residential and commercial customers. Customer relationships represent the number of residential and commercial customers that subscribe to at least one of our cable services and are presented based on actual amounts. As of September 30, 2014, commercial customer relationships were approximately 183,000. Single product, double product and triple product customers represent customers that subscribe to one, two or three of our cable services, respectively.

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Revenue

Video. Video revenue remained flat for the nine months ended September 30, 2014 compared to the same period in 2013. Revenue increased approximately 2.5% from customers receiving additional and higher levels of video service and rate adjustments, which was offset by a decrease in revenue of approximately 2.5% from a 2.2% decline in residential video customers for the nine months ended September 30, 2014 compared to the prior year period. As of September 30, 2014, the number of customers who subscribed to at least one of our HD or DVR advanced services increased 5.8% to 1.3 million customers compared to the same period in 2013. The decrease in residential video customers was primarily due to competitive pressures in our service areas from AT&T and satellite competitors and the impact of rate adjustments. We expect further declines in the number of residential video customers.

High-Speed Internet. High-speed Internet revenue increased 7.2% for the nine months ended September 30, 2014 compared to the same period in 2013. This revenue growth was attributable to an increase in revenue of approximately 3.9% due to an increase in the number of residential customers receiving our high-speed Internet service and approximately 3.3% due to higher rates from customers receiving higher levels of service and rate adjustments. Our customer base continues to grow as consumers choose our high-speed Internet service and seek higher-speed offerings.

Voice. Voice revenue remained relatively flat for the nine months ended September 30, 2014 compared to the same period in 2013. Revenue attributable to additional residential customers receiving our services through our discounted bundled offerings was offset by the impact of the allocation of voice revenue for our bundled customers.

Commercial Services. Commercial services revenue increased 20.6% for the nine months ended September 30, 2014 compared to the same period in 2013. The increase was primarily due to a higher number of commercial customers receiving our cable services, as well as continued growth in the number of customers receiving our Ethernet network and cellular backhaul services. We believe the increase in commercial customers was primarily the result of our efforts to gain market share from competitors by offering competitive services and pricing.

Advertising. Advertising revenue increased 8.0% for the nine months ended September 30, 2014 compared to the same period in 2013 primarily due to an increase in political advertising revenue.

Other. Other revenue decreased 3.2% for the nine months ended September 30, 2014 compared to the same period in 2013 primarily due to a decrease in revenue from franchise and other regulatory fees.

Costs and Expenses

Programming Costs. Programming costs increased 6.4% for the nine months ended September 30, 2014 compared to the same period in 2013 primarily due to increases in programming license fees, including retransmission consent fees and sports programming costs, and fees to secure rights for additional programming for our customers across an increasing number of platforms. Fees related to retransmission consent fees and sports programming collectively contributed to more than half of the increase in programming costs.

Technical and Product Support Expenses. Technical and product support expenses increased 0.9% for the nine months ended September 30, 2014 compared to the same period in 2013 primarily due to expenses related to the delivery and support of our products and services and continued growth in our commercial services.

Customer Services Expenses. Customer service expenses increased 10.3% for the nine months ended September 30, 2014 compared to the same period in 2013 primarily due to an increase in total labor costs associated with an increase in customer service activity. The increases in customer service activity was primarily due to costs associated with the continued deployment of enhanced services, including wireless gateways and the X1 platform, and continued growth in commercial services.

Franchise and Other Regulatory Fees. Franchise and other regulatory fees increased 11.0% for the nine months ended September 30, 2014 compared to the same period in 2013 primarily due to a settlement of a franchise dispute. As a result of the settlement, we recorded $16 million for the nine months ended September 30, 2014. See Note 5 to our unaudited condensed combined financial statements for further information.

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Advertising, Marketing and Promotion Expenses. Advertising, marketing and promotion expenses increased 3.3% for the nine months ended September 30, 2014 compared to the same period in 2013 primarily due to an increase in spending associated with attracting and retaining residential and commercial services customers and encouraging existing customers to add additional or higher-tier services.

Other Costs and Expenses. Other costs and expenses increased 7.2% for the nine months ended September 30, 2014 compared to the same period in 2013 primarily due to the transaction-related costs of $25 million recorded during the nine months ended September 30, 2014.

Shared Asset Usage Charge. We share certain operating and administrative sites with Comcast. These assets are not included in our combined financial statements and the shared asset usage charge represents the operating costs of these sites that have been allocated to us based on our relative usage of the respective facilities. Shared asset usage charge remained relatively flat for the nine months ended September 30, 2014 compared to the same period in 2013.

Depreciation and Amortization. Depreciation expense remained relatively flat for the nine months ended September 30, 2014 compared to the same period in 2013 as the level of capital spending has remained relatively constant in the near-term. Amortization decreased in the nine months ended September 30, 2014 compared to the same period in 2013 primarily due to certain of our intangible assets becoming fully amortized.

Income Tax Expense

The effective tax rate for both the nine months ended September 30, 2014 and 2013 was 39.2%. The effective income tax rate differs from the federal statutory rate primarily due to state income taxes.

Liquidity and Capital Resources

Comcast uses a centralized approach to cash management and financing of its operations. Our cash is collected by Comcast daily and Comcast funds our operating and investing activities as needed. Cash transfers to and from Comcast’s cash management process are reflected as a component of Parent Company net investment in the combined balance sheet.

Following the spin-off, our capital structure and sources of liquidity will change significantly from our historical capital structure. We will no longer participate in cash management and funding arrangements with Comcast. Instead, our ability to fund our capital needs will depend on our ongoing ability to generate cash from operations, and to access our borrowing facilities, including a revolving credit facility that is expected to be in place at the time of the spin-off, and the capital markets.

In connection with the spin-off, we will incur new indebtedness, which is expected to consist of (i) credit facilities of approximately $4.8 billion to be used primarily to fund cash distributions to Comcast up to the amount of Comcast’s tax basis in SpinCo and (ii) approximately $3.0 billion of notes newly issued by us to Comcast, which notes will enable Comcast to complete the debt-for-debt exchange. Comcast, Charter and we will use reasonable best efforts to cause us to incur the new indebtedness in an amount equal to 5.0 times the 2014 EBITDA of the SpinCo systems (as such term is defined by our financing sources for purposes of the financing). The amount of indebtedness was determined by both Comcast and Charter and is believed to be consistent with many other cable operators. We currently estimate this indebtedness to be approximately $7.8 billion in the aggregate. The amount of indebtedness we incur may fluctuate based on the 2014 EBITDA of the SpinCo systems. The amount of the cash distributions to Comcast and the amounts of and allocation between the credit facilities and notes issued to Comcast, including structural seniority and subordination levels, will be determined upon completion of a detailed analysis to quantify Comcast’s tax basis in our company and are subject to change based on additional factors, including market conditions at the time of the financings. In addition, we also expect to enter into a $750 million revolving credit agreement to provide us with additional liquidity, including for short-term working capital needs. We anticipate that short-term working capital needs will include the repayment of certain transaction-related fees to both Comcast and Charter and the reimbursement to Comcast of certain other costs and liabilities borne by Comcast on our behalf (including certain costs and liabilities with respect to our employees). As a result, we expect to repay approximately $         million and $         million to Comcast and Charter, respectively, as of the date of the spin-off.

Our primary future cash needs will be centered on operating activities, working capital, capital expenditures and strategic investments. Our ability to fund these needs will depend, in part, on our ability to generate or raise cash in the future, which is subject to general economic, financial, competitive, regulatory and other factors that are beyond

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our control. We believe that our future cash from operations, together with access to our borrowing facilities and the capital markets, will provide adequate resources to fund our operating and financing needs.

Summary Cash Flow Information

	Year ended December 31,			Nine Months ended September 30,
(in millions)	2013	2012	2011	2014	2013
Net cash provided by operating activities	$1,302	$1,218	$1,224	$1,040	$987
Net cash used in investing activities	$(480)	$(422)	$(496)	$(348)	$(340)
Net cash used in financing activities	$(822)	$(796)	$(728)	$(692)	$(647)

For the Years Ended December 31, 2013, 2012 and 2011

Operating Activities. Net cash provided by operating activities increased in 2013 as compared to 2012 primarily due to the growth in our operating results as discussed above and a reduction in income taxes. Net cash provided by operating activities in 2012 decreased slightly from 2011 primarily due to the growth in our operating results as discussed above offset by increased income taxes.

Investing Activities. Net cash used in investing activities in 2013, 2012 and 2011 consisted of cash paid for capital expenditures and cash paid for intangible assets.

•	Capital Expenditures. Our most significant recurring investing activity has been capital expenditures, and we expect that this will continue in the future. The table below summarizes the capital expenditures we incurred in 2013, 2012 and 2011.

	Year ended December 31,
(in millions)	2013	2012	2011
Cable distribution system	$164	$156	$168
Customer premise equipment	285	238	274
Other equipment	14	13	26
Buildings and building improvements	3	4	11
Total	$466	$411	$479

•	Cash Paid for Intangible Assets. In 2013 and 2012, cash paid for intangible assets consisted primarily of contractual operating rights.

Financing Activities. Net cash used in financing activities in 2013, 2012 and 2011 consisted of the reduction in Parent Company net investment due to the cash management and funding arrangement with Comcast.

For the Nine Months Ended September 30, 2014 and 2013

Operating Activities. Net cash provided by operating activities increased for the nine months ended September 30, 2014 as compared to the prior year period primarily due to changes in working capital related to timing of payments.

Investing Activities. Net cash used in investing activities for the nine months ended September 30, 2014 and 2013 consisted primarily of cash paid for capital expenditures of $338 million and $330 million, respectively.

Financing Activities. Net cash used in financing activities for the nine months ended September 30, 2014 and 2013 consisted of the reduction in Parent Company net investment due to the cash management and funding arrangement with Comcast.

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Contractual Obligations

The table below presents our future contractual obligations as of December 31, 2013 by the period in which the payments are due.

	Payment Due by Period (a)
(in millions)	Total	Year 1	Years 2-3	Years 4-5	More than 5
Operating lease obligations	$39	$9	$13	$8	$9
Other long-term liabilities reflected on the balance sheet	4	2	2	—	—
Total(b)	$43	$11	$15	$8	$9

(a)	Purchase obligations consist of agreements to purchase goods and services that are legally binding on us and specify all significant terms, including fixed or minimum quantities to be purchased and price provisions. As the purchase obligations related to programming contracts with cable networks and local broadcast television stations, contracts with customer premise equipment manufacturers, communication vendors and multichannel video providers for which we provide advertising sales representation, and other contracts are entered into by Comcast, future purchase obligations are not included in our contractual commitments table above. Our programming obligations on a stand-alone basis will depend on the rates that Charter may pass on to us under Charter’s agreements with content providers or that we negotiate with content providers and may materially increase from our costs under the Comcast arrangements.

(b)	Total contractual obligations are made up of the following components.

(in millions)
Liabilities recorded on the balance sheet	$4
Commitments not recorded on the balance sheet	39
Total	$43

The table above does not include the debt that we intend to raise prior to the spin-off from Comcast. Based on estimates included in the unaudited pro forma financial statements, we currently estimate that we will incur $7.8 billion of indebtedness in connection with the transactions. See “The Transactions” for a further discussion of our expected indebtedness.

Off-Balance Sheet Arrangements

As of December 31, 2013, we did not have any material off-balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk

We expect to enter into new term loans and a revolving credit agreement that will bear interest at floating rates. As a result, we will be exposed to fluctuations in interest rates to the extent of our borrowings under the term loans and revolving credit agreement. We also expect to issue new fixed rate notes. To help manage our exposure to changes in interest rates, we may from time to time enter into interest rate swap agreements with financial institutions acting as principal counterparties.

Critical Accounting Judgments and Estimates

The preparation of our combined financial statements requires us to make estimates that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent assets and contingent liabilities. We base our judgments on our historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making estimates about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

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We believe our judgments and related estimates associated with the valuation and impairment testing of our cable franchise rights are critical in the preparation of our combined financial statements. See Note 5 to our audited combined financial statements for a discussion of our accounting policies with respect to this item.

Valuation and Impairment Testing of Cable Franchise Rights

Our largest asset, our cable franchise rights, results from agreements we have with state and local governments that allow us to construct and operate a cable business within a specified geographic area. The value of a franchise is derived from the economic benefits we receive from the right to solicit new customers and to market new services, such as advanced video services and high-speed Internet and voice services, in a particular service area. The amounts recorded for cable franchise rights are primarily a result of cable system acquisitions. Typically when cable systems are acquired, the most significant asset recorded is the value of the cable franchise rights. Often these cable system acquisitions include multiple franchise areas. We currently serve approximately 950 franchise areas in the United States. The value of our cable franchise rights represents the aggregate value for the cable systems attributable to our operations, which were previously components of two of Comcast Cable Communication’s divisions.

We have concluded that our cable franchise rights have an indefinite useful life since there are no legal, regulatory, contractual, competitive, economic or other factors which limit the period over which these rights will contribute to our cash flows. Accordingly, we do not amortize our cable franchise rights. Instead, we assess the carrying value of our cable franchise rights annually, or more frequently whenever events or changes in circumstances indicate that the carrying amount may exceed the fair value (“impairment testing”).

The annual impairment test for indefinite-lived intangibles allows for the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible is less than its carrying amount. An entity may choose to perform the qualitative assessment or an entity may bypass the qualitative assessment and proceed directly to the quantitative impairment test. If it is determined, on the basis of qualitative factors, that the fair value of a reporting unit is, more likely than not, less than its carrying value, the quantitative impairment test is required. When performing a quantitative assessment, we estimate the fair value of our cable franchise rights primarily based on a discounted cash flow analysis that involves significant judgment. When analyzing the fair values indicated under the discounted cash flow models, we also consider multiples of operating income before depreciation and amortization generated by the underlying assets, current market transactions and profitability information.

We have not recorded any impairment charges to our cable franchise rights in the periods for which the carve-out financial statements have been prepared. Based on analyses performed at Comcast from 2011 through 2013, the percentage of decline in fair value necessary to yield an impairment was in all cases in excess of 20% for the divisions containing our cable systems.

We could record impairment charges in the future if there are changes in long-term market conditions, in expected future operating results, or in federal or state regulations that prevent us from recovering the carrying value of these cable franchise rights. Assumptions made about increased competition and economic conditions could also impact the results of any qualitative assessment and the valuations used in future annual quantitative impairment testing and result in a reduction in the fair values of our cable franchise rights.

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MANAGEMENT

Directors and Executive Officers

We expect that our board of directors following the transactions will be composed of nine directors, at least a majority of whom will be considered independent under the independence requirements of the NASDAQ Global Select Market.

The following table sets forth certain information concerning our directors and executive officers following the consummation of the transactions:

Name	Age	Position
Michael S. Willner	62	President and Chief Executive Officer
Matthew Siegel	52	Chief Financial Officer
Leonard Baxt	67	Executive Vice President, Chief Administrative Officer and Chief Legal Officer
Keith A. Hall	40	Executive Vice President for Corporate Affairs
Thomas M. Rutledge	61	Chairman of the Board of Directors
James Chiddix	69	Director
Richard D’Avino	59	Director
Gregory L. Doody	50	Director
Jill A. Greenthal	58	Director
Dennis S. Hersch	67	Director
Wendell F. Holland	62	Director
Gregory Maffei	54	Director
Christopher L. Winfrey	39	Director

Set forth below is information concerning the individuals we expect to become our executive officers and directors as of the date of the consummation of the transactions.

Michael S. Willner has served as an employee of CCH I Spinco, a wholly owned subsidiary of Charter, since June 2014. Prior to that, Mr. Willner served as President and CEO of Penthera Partners, a privately-held software licensing company focused on cloud-to-mobile technology, from 2012 to 2014 and remains on the board of Penthera Partners. Mr. Willner began his career at Vision Cable Communications, a division of Advanced Publications and a part of the Newhouse family’s media investments, in 1974. Mr. Willner subsequently co-founded Insight Communications and was CEO of Insight Communications from 1985 until 2012 when it was sold to TWC. Mr. Willner has twice served as Chairman of the National Cable and Telecommunications Association (“NCTA”), the industry’s principal trade association. In addition, he was Chairman of the NCTA’s political action committee from 2000 until 2012, Chairman of the Board of the Cable Center from 2007 through 2011, was on the executive committee of CableLabs and the boards of C-SPAN and the Walter Kaitz Foundation. Mr. Willner is a recipient of the NCTA’s 2004 Vanguard Award for Distinguished Leadership and a member of both the Broadcasting and Cable Hall of Fame and the Cable Hall of Fame. Mr. Willner graduated from Boston University’s College of Communications in 1974.

Matthew Siegel has served as Senior Vice President and Treasurer at TWC since 2008. Mr. Siegel joined TWC in 2008 from Time Warner Inc., where he was Vice President and Assistant Treasurer. Prior to joining Time Warner Inc. in 2001, Mr. Siegel served as Senior Vice President of Finance and Treasurer of Insight Communications. Mr. Siegel graduated with an MBA from the University of Chicago’s Graduate School of Business and with a B.S. in Economics from the University of Pennsylvania Wharton School.

Leonard Baxt has served as our Executive Vice President and Chief Administrative Officer since October, 2014. In August and September 2014, he served in a similar capacity at a subsidiary of Charter. Prior to that,

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Mr. Baxt was a senior counsel in the Business department of Cooley LLP, a global law firm, representing a wide range of media, technology and content companies, including Cox Enterprises, Insight Communications and Hasbro, until August 2014. He was the former Chairman of Dow Lohnes, which merged with Cooley in 2014. Prior to joining Dow Lohnes in 1972, he served in the U.S. Army Reserve. Mr. Baxt is currently Vice Chairman of the Board of the Partnership for Educational Solutions and the Vice Chairman of the Board of the USO of Metropolitan Washington, D.C. and Baltimore. Mr. Baxt graduated with a J.D. from the University of Michigan Law School in 1972 and with a B.A. from the University of Pittsburgh in 1969. Mr. Baxt is admitted to the bar of the District of Columbia.

Keith A. Hall has served as an employee of CCH I Spinco, a wholly owned subsidiary of Charter, since July 2014. Prior to that, Mr. Hall served as Senior Vice President for External Affairs and Deputy General Counsel for Insight Communications from April 2009 until March 2012, when Insight was sold to TWC. There, he oversaw interactions with local, state, and federal officials, corporate communications, and community relations. Prior to that, he was Senior Vice President, Government Relations of Insight from August 2005 to April 2009. From March 2012 until July 2014, Mr. Hall was in the private practice of law in Louisville, Kentucky. While at Insight, Mr. Hall was responsible for the negotiation of and compliance with over 500 franchises held by Insight in six states, as well as a variety of federal and state level certificates for providing video and telephone services. He also served as Insight’s lead counsel on securing regulatory approvals for Insight’s sale to TWC. Mr. Hall graduated with a J.D. from the University of Louisville and with an undergraduate degree from Centre College.

Thomas M. Rutledge was appointed as a director and President and Chief Executive Officer of Charter effective on February 13, 2012. A 34-year cable industry veteran, Mr. Rutledge served as Chief Operating Officer of Cablevision from April 2004 until December 2011 and previously served as president of TWC. He began his career in 1977 at American Television and Communications, a predecessor company of TWC. Mr. Rutledge currently serves on the board of the NCTA. He served as Chairman of the NCTA from 2008 to 2010 and currently serves on the boards of CableLabs, C-SPAN, and the Cable & Telecommunications Association for Marketing Educational Foundation. In 2011, Mr. Rutledge received NCTA’s Vanguard Award for Distinguished Leadership, the cable industry’s highest honor. He is a member of the Cable Hall of Fame and was inducted into the Broadcasting and Cable Hall of Fame in 2011. He received a B.A. in economics from California University in California, Pennsylvania in 1977.

James Chiddix has spent a career of 35 years in the cable industry, including senior roles at both major service providers and equipment suppliers. He was the Chairman and Chief Executive Officer of OpenTV Corporation prior to his retirement in 2007, having served in this position from March 2004 until April 2007. From 2007 to 2009, he served as the Vice-Chairman of the Board of OpenTV. Prior to 2004, his previous roles included President at MystroTV (a division of Time Warner) and Chief Technology Officer and Senior Vice President, Engineering and Technology at TWC. Mr. Chiddix has served as a director of Arris Group, Inc. since July 2009, and of Magnum Semiconductor Inc. since October 2010. Mr. Chiddix previously served on the boards of Virgin Media Inc., Symmetricom Inc., Dycom Industries Inc., and Vyyo Inc. Mr. Chiddix attended the School of Electrical Engineering at Cornell University.

Richard D’Avino joined the private equity firm General Atlantic in 2014 as a Special Advisor and works with investment teams and portfolio companies on tax matters. Mr. D’Avino also serves as Managing Director of PriceWaterhouseCoopers. Mr. D’Avino served as Vice President and Senior Tax Counsel of the General Electric Company from 1991 through 2013. He was on the Boards of Directors of GE Capital Corporation and GE Capital Services from 2009 to 2012, and of GE SeaCo, a joint venture between the General Electric Company and Sea Containers Ltd. from 1996 to 2011. Prior to his time at the General Electric Company, Mr. D’Avino was a tax partner at King & Spalding LLP, and served as an Attorney-Advisor and the Deputy Tax Legislative Counsel in the U.S. Treasury Department. Mr. D’Avino graduated with a J.D. from the University of Pennsylvania Law School and with a B.S. in Economics from the University of Pennsylvania Wharton School.

Gregory L. Doody became Senior Vice President, Business Affairs for Vineyard Brands in January 2014. He previously served as Executive Vice President, Programming and Legal Affairs for Charter, a position to which

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he was appointed in January 2011 after having previously served as Executive Vice President and General Counsel since December 2009. He also served as Charter’s Chief Restructuring Officer and Senior Counsel in connection with its Chapter 11 proceedings after being appointed in March 2009. Prior to working for Charter, Mr. Doody served as Executive Vice President, General Counsel, and Secretary of Calpine Corporation from July 2006 through August 2008. From July 2003 through July 2006, Mr. Doody held various positions at HealthSouth Corporation, including Executive Vice President, General Counsel, and Secretary. Mr. Doody served as an executive officer of Charter during the pendency of its Chapter 11 cases in 2009. Mr. Doody earned a J.D. degree from Emory University School of Law and received a bachelor’s degree in management from Tulane University. Mr. Doody is a certified public accountant.

Jill A. Greenthal is a Senior Advisor in the Private Equity Group at The Blackstone Group L.P. Before joining Blackstone in 2003, Ms. Greenthal was Co-Head of the Global Media Group, Co-Head of the Boston Office and a member of the Executive Board of Investment Banking at Credit Suisse First Boston. Ms. Greenthal was also Co-Head of the Boston office of Donaldson, Lufkin & Jenrette, before its acquisition by CSFB. Prior to joining DLJ, she was Head of the Media Group at Lehman Brothers. Ms. Greenthal graduated as a member of The Academy from Simmons College and received an MBA from Harvard Business School. Ms. Greenthal is on the Board of Directors of Akamai Technologies, Michaels Stores, Inc., The Weather Channel and Houghton Mifflin Harcourt. Ms. Greenthal is also a member of the Women’s Executive Council of Dana-Farber Cancer Institute and a Trustee of The James Beard Foundation, Simmons College and Overseer of the Museum of Fine Arts in Boston.

Dennis S. Hersch has been President of N.A. Property, Inc., through which he acts as a business advisor to Mr. and Mrs. Leslie H. Wexner, since February 2008. He also serves as a trustee of several trusts established by Mr. and Mrs. Wexner. He was a Managing Director of J.P. Morgan Securities Inc. from December 2005 through January 2008, where he served as the Global Chairman of its Mergers & Acquisitions Department. Mr. Hersch was a partner of Davis Polk & Wardwell LLP, a New York law firm, from 1978 until December 2005. Mr. Hersch currently serves as a director of L Brands, Inc. Mr. Hersch has also served as a director at Sprout Foods, Inc., a producer of organic baby food, since 2009. Mr. Hersch also served as a director of NBCUniversal Enterprise, Inc., a subsidiary of Comcast Corporation, from 2013 to May 2014, and Clearwire Corporation, a wireless, high-speed ISP, from November 2008 to 2013. Mr. Hersch graduated with a J.D. from the New York University School of Law and with a B.A. from Brooklyn College.

Wendell F. Holland has been a partner at the CSFD Group, LLC, a financial advisory firm for regional utility companies, since July 2009. Mr. Holland was partner in the law firm of Saul Ewing, LLP from October 2008 to September 2013. He served from 2004 to 2008 as Chairman of the Pennsylvania Public Utilities Commission and as Treasurer of the National Association of Regulatory Utility Commissioners (“NARUC”), in addition to serving on NARUC’s Executive Committee and its Board of Directors and as Chairman of its Audit and Investment committees. He has been a director of Aqua America, Inc. since 2011 and a director of Bryn Mawr Bank Corporation since 1997. He was previously a director of the Allegheny Energy, Inc. from 1994 to 2003. Mr. Holland was Of Counsel at Obermayer Rebmann Maxwell & Hippel LLP from 1999 to 2003, Vice President of American Water Works Company from 1996 to 1999 and a partner at Leboeuf Lamb Greene & Macrae LLP from 1993 to 1995. Mr. Holland graduated with a J.D. from the Rutgers University School of Law, Camden and a B.S. from Fordham University.

Gregory Maffei is the President and CEO and a director of Liberty Media Corporation and Liberty Interactive Corporation. Liberty Media owns interests in a broad range of media, communications and entertainment businesses, including SiriusXM, Charter, Live Nation Entertainment and the Atlanta Braves. Liberty Interactive has interests in digital commerce businesses, including TripAdvisor, QVC, Provide Commerce, Backcountry.com, Bodybuilding.com, CommerceHub, BuySeasons, Evite, Expedia, Tree.com, Interval Leisure Group, and HSN. Mr. Maffei also serves as Chairman of the Liberty-related companies Live Nation Entertainment, SiriusXM, Starz and TripAdvisor, and as a director of Charter and Zillow. Prior to his joining Liberty in 2005, Mr. Maffei served as President and CFO of Oracle, Chairman, President and CEO of

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360 networks, CFO of Microsoft and Chairman of the Board of Expedia. Additionally, he has served as a director of Barnes & Noble, Citrix, DIRECTV, Dorling Kindersley, Electronic Arts and Starbucks Coffee. He has an M.B.A. from Harvard Business School, where he was a Baker Scholar, and an A.B. from Dartmouth College.

Christopher L. Winfrey joined Charter as Executive Vice President and Chief Financial Officer in November 2010. Mr. Winfrey is responsible for all of Charter’s financial functions, including accounting, financial planning and analysis, tax and treasury, mergers and acquisitions, capital structure activities, and investor relations. He also directs Charter’s supply chain management, facilities, revenue assurance, and business intelligence teams. Prior to joining Charter, Mr. Winfrey served as Chief Financial Officer and Managing Director of Unitymedia GmbH, Germany’s second-largest provider of media and communications services via broadband cable, from March 2006 through October 2010. Mr. Winfrey was also appointed Managing Director of Unitymedia Management GmbH, Unitymedia Hessen Verwaltung GmbH, and Unitymedia NRW GmbH in March 2006 and arena Sport Rechte und Marketing GmbH in April 2008. He has held leadership and finance positions with Cablecom and NTL Europe, assuming a key role in the operational turnaround, triple-play services rollout, and capital markets development at these companies over the last decade. Mr. Winfrey graduated from the University of Florida, with a B.S. degree in Accounting. He also received his M.B.A. from the University of Florida.

Composition of Our Board of Directors

At the closing of the transactions, we will have a board of nine directors, separated into three classes serving staggered three year terms, with the directors at the closing of the transactions designated as follows: (i) three independent directors selected by Comcast and reasonably acceptable to Charter (such directors being Messrs. D’Avino, Hersch and Holland), each of whom shall be in a separate class, (ii) three independent directors selected by Comcast from a list of potential nominees provided by Charter (such directors being Messrs. Chiddix and Doody and Ms. Greenthal), each of whom shall be in a separate class and (iii) three directors designated by Charter (such directors being Messrs. Maffei, Rutledge and Winfrey), each of whom shall be in a separate class. Comcast’s and Charter’s right to designate directors will not continue beyond the selection of directors in office at the closing of the transactions. The Class I, Class II and Class III directors will serve until our annual meetings of stockholders in                     ,                      and                     , respectively. The members of the classes at the closing of the transactions will be divided as follows:

•	the Class I directors are , and ;

•	the Class II directors are , and ; and

•	the Class III directors are , and .

At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Committees of Our Board of Directors

Upon consummation of the transactions, the standing committees of our board of directors will consist of an audit committee, a compensation and benefits committee and a nominating and corporate governance committee. These committees are described below. Our board of directors may also establish various other committees to assist it in its responsibilities.

Audit Committee

The audit committee will be comprised of three directors, all of whom will meet the requirements for independence under the current NASDAQ Global Select Market listing standards and SEC rules and regulations.

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Each member of our audit committee will be financially literate. We expect that the audit committee will include at least one “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not impose any duties, obligations or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our audit committee will be directly responsible for, among other things:

•	selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;

•	evaluating the independence of the independent registered public accounting firm;

•	discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and that firm, our interim and year-end operating results;

•	establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•	reviewing material related party transactions; and

•	approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation and Benefits Committee

The compensation and benefits committee will be comprised of three directors. Each member will be independent under NASDAQ Global Select Market rules and will qualify as a “non-employee director” (as defined under Rule 16b-3 under the Exchange Act) and an “outside director” (as defined in Section 162(m) of the Code). Our compensation and benefits committee will be responsible for, among other things:

•	reviewing and approving our compensation and benefit programs;

•	overseeing and setting compensation for our executives;

•	approving the nature and amount of compensation paid to, and the employment and related agreements entered into with, our executives;

•	reviewing and approving performance-based compensation programs; and

•	overseeing our cash bonus and equity-based plans, approving guidelines for grants of awards under these plans.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will be comprised of three directors, each of whom will meet the requirements for independence under the current NASDAQ Global Select Market rules. Our nominating and governance committee exercises general oversight with respect to the governance of our board of directors, and will be responsible for, among other things:

•	reviewing and evaluating the size, structure, composition and functioning of our board of directors and its committees;

•	identifying and recommending candidates for membership on our board of directors;

•	reviewing and recommending our corporate governance guidelines;

•	overseeing the succession planning for our executive officers;

•	overseeing the process of evaluating the performance of our board of directors; and

•	assisting our board of directors on corporate governance matters.

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Code of Ethics

In connection with the transactions, our board of directors will adopt a financial code of ethics that applies to our Chief Executive Officer, Chief Financial Officer and other persons performing similar senior financial functions. Upon completion of the transactions, the full text of our financial code of ethics will be posted on the investor relations section of our website. We intend to disclose future amendments to our financial codes of ethics, or any waivers of such code, on our website or in public filings.

Compensation and Benefits Committee Interlocks and Insider Participation

None of our executive officers has served during 2013 as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

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EXECUTIVE COMPENSATION

We were formed in 2014 in connection with the spin-off and we paid no compensation to any executive officers for the fiscal year ended December 31, 2013. We have not yet made determinations with respect to the compensation of our executive officers following the spin-off, other than as described below.

Introduction

Upon the completion of the transactions, we expect Michael Willner to be our President and Chief Executive Officer, Matthew Siegel to be our Chief Financial Officer, Leonard Baxt to be our Executive Vice President, Chief Administrative Officer and Chief Legal Officer and Keith A. Hall to be our Executive Vice President for Corporate Affairs. In order to assure us of the services of Mr. Willner and Mr. Hall following completion of the transactions, CCH I Spinco, entered into an employment agreement with Mr. Willner effective as of June 1, 2014 and with Mr. Hall effective as of July 1, 2014. We expect that CCH I Spinco will also enter into an employment agreement with Mr. Siegel. CCH I Spinco will be merged with and into us in the SpinCo merger. In order to assure us of the services of Mr. Baxt following completion of the transactions, SpinCo entered into an employment agreement with Mr. Baxt effective as of October 17, 2014. Mr. Baxt previously entered into an employment agreement with CCH I Spinco effective August 1, 2014, which agreement was substantially similar to his current agreement. That agreement was terminated effective October 16, 2014 due to Mr. Baxt’s intent to enter into an employment agreement directly with us. The material terms of Mr. Willner’s, Mr. Baxt’s and Mr. Hall’s employment agreements are described below. We expect to reimburse Charter and Comcast for amounts paid to our executive officers prior to the spin-off.

Prior to the spin-off, we have been a wholly owned subsidiary of Comcast. Following the spin-off, our compensation and benefits committee will review all aspects of our executive compensation plans and programs and will make adjustments that it believes are appropriate. The compensation program for our executive officers following the spin-off has not yet been determined, but we expect that it will include the elements and terms described below under “—Key Elements of Expected Compensation from SpinCo.”

Agreements with Executive Officers of SpinCo

The material terms of the employment agreements with Mr. Willner, Mr. Baxt and Mr. Hall are summarized below:

Michael S. Willner: CCH I Spinco entered into an employment agreement with Mr. Willner effective June 1, 2014. Pursuant to his employment agreement, Mr. Willner will be employed as our President and Chief Executive Officer for a term of three years from the effective date of the spin-off, unless terminated earlier or extended, at our option, for an additional year, for a maximum four-year term. Under the employment agreement, Mr. Willner will be paid an annual base salary of $1,500,000 and be eligible for an annual target bonus of 150% of his base salary, payable based on his achievement of certain performance criteria. These performance criteria will be set by the President and Chief Executive Officer of Charter prior to the spin-off, and by our compensation and benefits committee after the spin-off.

Under his employment agreement, Mr. Willner is entitled to annual equity award grants, the first of which will be made on the effective date of the spin-off, with respect to shares of our Class A common stock with a grant date value of not less than $3,750,000, 50% of which will be in the form of restricted stock or restricted stock units with respect to shares of our Class A common stock (both referred to hereafter as “RSUs”), and 50% of which will be in the form of a stock option to purchase shares of our Class A common stock. One-third of these awards will vest on each of the first three anniversaries of the date of grant. In addition to his annual grant, Mr. Willner will be granted equity awards on the effective date of the spin-off for his service prior to that date. Such grant will have an annual value of $3,750,000, pro-rated for the period from June 1, 2014 through the spin-off date, and have the same terms and conditions as his annual equity awards, with one-third of the award vesting on each of June 1, 2015, June 1, 2016 and June 1, 2017.

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Under his employment agreement, Mr. Willner is eligible to receive certain severance benefits if he is terminated by us without “cause,” if he resigns his employment with us for good reason or if he is terminated on the date his employment agreement expires. The severance benefits generally consist of (a) two times his base salary, (b) two times the target bonus for the year of termination, (c) a lump sum payment equal to 24 months of COBRA payments and (d) payment for twelve months of outplacement services. If Mr. Willner’s employment is terminated in connection with a change of control, or if he is terminated on the date his employment agreement expires, then in addition to the severance benefits described above, he will be fully vested in all of his outstanding equity awards. In each case, receipt of these severance benefits is contingent upon Mr. Willner’s execution and non-revocation of a release of claims in favor of us. In addition, Mr. Willner is subject to covenants regarding confidentiality, invention assignment, noncompetition and non-solicitation under his employment agreement. Mr. Willner’s severance benefits under his employment agreement are contingent upon his compliance with these obligations.

“Good reason” under Mr. Willner’s employment agreement generally means (i) a reduction in base salary or target bonus percentage; (ii) any failure by us to pay Mr. Willner’s compensation when due; (iii) any material breach by us of his employment agreement, including a reduction in title; (iv) a relocation of more than 50 miles; (v) after the spin-off, the transfer or reassignment of Mr. Willner’s material responsibilities to another employee; or (vi) a change of control during the term of the employment agreement, in which case Mr. Willner must terminate employment within one year of the change of control. In each of (i) through (v) above, we will have 30 days upon notice from Mr. Willner to rectify the good reason trigger. “Change of control” under Mr. Willner’s employment agreement generally means (i) the acquisition by any person or group under Section 13(d) or 14(d) of the Exchange Act of more than 50% of the combined voting power of our outstanding securities other than in a “non-control transaction”; (ii) a change in the board of directors such that the directors who were on the board immediately prior to the effective date of his employment agreement (or, after the spin-off, the directors who were on the board of directors immediately prior to the spin-off) no longer comprise a majority of the board, unless such change is approved by at least two-thirds of the board; (iii) the consummation of a merger, consolidation or reorganization other than in a “non-control transaction”; (iv) our complete liquidation or dissolution; or (v) the sale or other disposition of all or substantially all of our assets other than in a “non-control transaction.” For these purposes, a “non-control transaction” generally means a merger, consolidation, reorganization, sale or other disposition where (1) the stockholders immediately before such transaction own following the transaction more than 50% of the voting power of the outstanding voting shares of the entity resulting from the transaction or its parent (the “surviving entity”), (2) the board members immediately prior to the execution of the agreement for such transaction constitute at least a majority of members of the board of the surviving entity and (3) subject to certain exceptions, no person has beneficial ownership of more than 50% of the combined voting power of the outstanding voting securities or common stock of the surviving entity.

Under his employment agreement, if Mr. Willner’s employment is terminated due to his death or disability, he (or his estate, in the case of death) will receive the pro-rata portion of his annual bonus for the year in which his death or disability occurs. In addition, if Mr. Willner becomes disabled, is no longer receiving base salary payments from us and has not yet begun receipt of long-term disability payments, we will make interim payments to Mr. Willner equal to the unpaid disability payments until his long-term disability insurance payments commence.

To the extent any severance benefits would constitute “parachute payments” within the meaning of Section 280G of the Code and would be subject to the excise tax imposed by Section 4999 of the Code, Mr. Willner will receive either (a) the full amount of such benefits or (b) such lesser amount as would result in no portion of such benefits being subject to the excise tax under Section 4999 of the Code, whichever results in his receipt, on an after-tax basis, of the greater amount of severance benefits, notwithstanding that some or all of such severance benefits may be taxable under Section 4999 of the Code.

Leonard Baxt: SpinCo entered into an employment agreement with Mr. Baxt effective October 17, 2014. Pursuant to his employment agreement, Mr. Baxt currently serves as our Executive Vice President and Chief

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Administrative Officer and will be employed as our Executive Vice President, Chief Administrative Officer and Chief Legal Officer for a term of three years from the effective date of the spin-off, unless his employment with us is terminated earlier or extended, at our option, for an additional year, for a maximum four-year term. Under his employment agreement, Mr. Baxt will be paid an annual base salary of $800,000 and be eligible for an annual target bonus of 150% of his base salary, payable based upon on his achievement of certain performance criteria. These bonus criteria will be set by our President and Chief Executive Officer prior to the spin-off, and by our compensation and benefits committee after the spin-off.

Under his employment agreement, Mr. Baxt is entitled to annual equity award grants, the first of which will be made on the effective date of the spin-off, with respect to shares of our Class A common stock with a grant date value of not less than $2,500,000, 50% of which will be in the form of RSUs and 50% of which will be in the form of a stock option to purchase shares of our Class A common stock. One-third of these awards will vest on each of the first three anniversaries of the date of grant. In addition to his annual grant, Mr. Baxt will receive a grant of equity awards on the effective date of the spin-off for his service prior to that date. Such grant will have an annual value of $2,500,000, pro-rated for the period from August 1, 2014 through the spin-off date, and have the same terms and conditions as his annual equity awards, with one-third of the award vesting on each of August 1, 2015, August 1, 2016 and August 1, 2017.

Under his employment agreement, Mr. Baxt is eligible to receive certain severance benefits if he is terminated by us without “cause,” if he resigns his employment with us for good reason or if he is terminated on the date his employment agreement expires. The severance benefits generally consist of (a) two times his base salary, (b) two times the target bonus for the year of termination, (c) a lump sum payment equal to 24 months of COBRA payments and (d) payment for twelve months of outplacement services. If Mr. Baxt’s employment is terminated in connection with a change of control, or if he is terminated on the date his employment agreement expires, then in addition to the severance benefits described above, he will be fully vested in all of his outstanding equity awards. In each case, receipt of these severance benefits is contingent upon Mr. Baxt’s execution and non-revocation of a release of claims in favor of us. In addition, Mr. Baxt is subject to covenants regarding confidentiality, invention assignment, noncompetition and non-solicitation under his employment agreement. Mr. Baxt’s severance benefits under his employment agreement are contingent upon his compliance with these obligations.

“Good reason” under Mr. Baxt’s employment agreement generally has the same meaning as under Mr. Willner’s employment agreement. “Change of control” under Mr. Baxt’s employment agreement generally has the same meaning as under Mr. Willner’s employment agreement.

Under his employment agreement, if Mr. Baxt’s employment is terminated due to his death or disability, he (or his estate, in the case of death) will receive the pro-rata portion of his annual bonus for the year in which his death or disability occurs. In addition, if Mr. Baxt becomes disabled, is no longer receiving base salary payments from us and has not yet begun receipt of long-term disability payments, we will make interim payments to Mr. Baxt equal to the unpaid disability payments until his long-term disability insurance payments commence.

To the extent any severance benefits would constitute “parachute payments” within the meaning of Section 280G of the Code and would be subject to the excise tax imposed by Section 4999 of the Code, Mr. Baxt will receive either (a) the full amount of such benefits or (b) such lesser amount as would result in no portion of such benefits being subject to the excise tax under Section 4999 of the Code, whichever results in his receipt, on an after-tax basis, of the greater amount of severance benefits, notwithstanding that some or all of such severance benefits may be taxable under Section 4999 of the Code.

Keith A. Hall: CCH I Spinco entered into an employment agreement with Mr. Hall effective July 1, 2014. Pursuant to his employment agreement, Mr. Hall will be employed as our Executive Vice President of Corporate Relations for an initial term of three years from the effective date of the spin-off, unless terminated earlier or extended at our option. Under the employment agreement, Mr. Hall will be paid an annual base salary of

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$350,000 and be eligible for an annual target bonus of 75% of his base salary, payable based on his achievement of certain performance criteria. These performance criteria will be set by Mr. Willner in consultation with the President and Chief Executive Officer of Charter prior to the spin-off, and by our compensation and benefits committee after the spin-off.

Under his employment agreement, Mr. Hall is entitled to annual equity award grants, the first of which will be made on the effective date of the spin-off, with respect to shares of our Class A common stock with a grant date value of not less than $1,000,000, 50% of which will be in the form of RSUs, and 50% of which will be in the form of a stock option to purchase shares of our Class A common stock.

Under his employment agreement, Mr. Hall is eligible to receive certain severance benefits if he is terminated by us without cause or if he resigns his employment with us for “good reason.” The severance benefits generally consist of (a) two times his base salary, (b) two times the target bonus for the year of termination, (c) a lump sum payment equal to 24 months of COBRA payments and (d) payment for twelve months of outplacement services. Mr. Hall will also be eligible to receive accelerated vesting of his equity awards and long-term incentives to the extent provided in his award agreements and our plans, which such award agreement will provide that Mr. Hall receive accelerated vesting of his equity if he resigns for good reason because his employment agreement is not renewed on substantially similar terms for at least a one-year period after the initial term expires. In each case, receipt of these severance benefits is contingent upon Mr. Hall’s execution and non-revocation of a release of claims in favor of us. In addition, Mr. Hall is subject to covenants regarding confidentiality, invention assignment, noncompetition and non-solicitation under his employment agreement. Mr. Hall’s severance benefits under his employment agreement are contingent upon his compliance with these obligations.

“Good reason” under Mr. Hall’s employment agreement generally means (i) any reduction in his base salary, target bonus percentage, or title; (ii) any failure by us to pay Mr. Hall’s compensation when due; (iii) any material breach by us of his employment agreement; (iv) a relocation of more than 50 miles; (v) after the spin-off, a transfer or reassignment of Mr. Hall’s material responsibilities to another employee unless we have given Mr. Hall a non-renewal notice of his employment agreement; (vi) after the spin-off, a change in reporting structure such that Mr. Hall no longer reports directly to our Chief Executive Officer; (vii) a change of control during the term of the employment agreement, in which case Mr. Hall does not receive an offer within six months from the date of the change of control to continue his position immediately prior to the change of control on the same terms and conditions; (viii) a change of control during the term of his employment agreement, in which the successor fails to assume the obligations under Mr. Hall’s employment agreement; or (ix) non-renewal of Mr. Hall’s employment agreement on substantially similar terms for at least a one-year period after the initial term expires. In each of (i) through (vi) above, we will have 30-day cure period upon notice from Mr. Hall to rectify the good reason trigger.

“Change of control” under Mr. Hall’s employment agreement generally has the same meaning as under Mr. Willner’s employment agreement.

Under his employment agreement, if Mr. Hall’s employment is terminated due to his death or disability, he (or his estate, in the case of death) will receive the pro-rata portion of his annual bonus for the year in which his death or disability occurs. In addition, if Mr. Hall becomes disabled, is no longer receiving base salary payments from us and has not yet begun receipt of long-term disability payments, we will make interim payments to Mr. Hall equal to the unpaid disability payments until his long-term disability insurance payments commence.

To the extent any severance benefits would constitute “parachute payments” within the meaning of Section 280G of the Code and would be subject to the excise tax imposed by Section 4999 of the Code, Mr. Hall will receive either (a) the full amount of such benefits or (b) such lesser amount as would result in no portion of such benefits being subject to the excise tax under Section 4999 of the Code, whichever results in his receipt, on an after-tax basis, of the greater amount of severance benefits, notwithstanding that some or all of such severance benefits may be taxable under Section 4999 of the Code.

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In addition to the payments described above, in the event the spin-off does not occur, the employment of each of Mr. Willner, Mr. Baxt and Mr. Hall will automatically terminate and they will be entitled to certain severance payments.

Key Elements of Expected Compensation for Our Executive Officers

We expect that our executive compensation programs will include the following elements:

Base Salary: The base salaries for our executive officers will be established either at the time of hiring or upon promotion, and will be determined based on the nature of the executive officer’s position and responsibilities, his or her experience and expertise, as well as market factors. Base salary is the fixed element of an executive officer’s annual cash compensation, designed to provide a stable source of income for the executive, and a stable management team for our company.

Annual Bonus Compensation: In connection with the spin-off, we expect that our compensation and benefits committee will adopt an annual bonus framework with key financial and operational metrics that will drive performance and create a pay-for-performance culture within our company. Our executive officers will be eligible for annual bonus compensation. We expect each officer will have a target bonus opportunity established as a percentage of base pay. We also expect that target bonus opportunities will be generally highest at the highest levels of the organization, reflecting the increased emphasis on pay-for-performance at those levels and the greater variability of pay based on company and individual performance.

Long-Term Equity-Incentive Awards: We anticipate that our executive officers will be eligible to receive long-term equity incentive awards that will have the potential to provide significant rewards for strong financial performance. These equity incentives serve the additional purpose of strongly aligning the interests of our executives with those of our stockholders. The employment arrangements of our executive officers, as described above, provide for awards of long-term equity incentives under a plan to be established by us. The amount and timing of any additional equity-based compensation to be granted to our executive officers following the spin-off will be determined by the compensation and benefits committee. Equity incentive awards granted to our executive officers will generally be granted pursuant to the new equity incentive plan, which is described under “—New Equity Incentive Plan” below.

Benefits and Perquisites: At the time of the spin-off, we will have established employee benefit plans and programs providing health and welfare benefits, as well as 401(k) participation, for most of our employees. We expect that our executive officers will participate in these plans and programs on generally the same terms as our other employees. From time to time, our executive officers may be eligible for additional benefits or perquisites, as our compensation and benefits committee may determine necessary or appropriate.

New Equity Incentive Plan

Information regarding our new equity incentive plan will be provided by amendment to this prospectus.

Compensation of Directors

Prior to the spin-off, our directors were Comcast employees and not separately compensated for serving on our board of directors. Following the spin-off, our compensation and benefits committee will develop a compensation program for our non-employee directors and will make recommendations to our board of directors with respect to such a program. We believe our compensation and benefits committee will review peer company data, in order to ensure we are able to attract and retain qualified directors. Information regarding our non-employee director compensation program will be provided by amendment to this prospectus.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than with respect to compensation arrangements, which are described where required under “Executive Compensation,” and other than the agreements with Comcast and Charter that are described above under “Arrangements Among Us, Comcast and Charter,” there have not been, nor are there any currently proposed, transactions or series of similar transactions to which we are or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.

Policies and Procedures for Related Person Transactions

Our board of directors will adopt written policies and procedures covering related party transactions. The audit committee will review the material facts of related party transactions. We will have various procedures in place, e.g., an annual questionnaire to be completed by our directors, director nominees and executive officers, specifically requesting information about potential related party transactions. Management will bring transactions to the committee for review as appropriate. We expect that our related party transaction policy will provide that a “related party transaction” is any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which: (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year; (2) we are a participant; and (3) any related party has or will have a direct or indirect interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A “related party” is any: (a) person who is or was (since the beginning of the last fiscal year, even if they do not presently serve in that role) an executive officer, director or nominee for election as a director; (b) greater than 5% beneficial owner of our common stock; or (c) immediate family member of any of the foregoing. “Immediate family member” includes a person’s spouse, parents, stepparents, children, stepchildren, siblings, mothers- and fathers-in-law, sons- and daughters-in-law and brothers- and sisters-in-law and anyone residing in such person’s home (other than a tenant or employee). Open market purchases or privately-negotiated transactions, excluding any non-pro rata distributions by us involving any of our securities or those of our subsidiaries will not deemed to be “related party transactions” under our related party transaction policy.

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Annex A

LionTree Advisors LLC 660 Madison Avenue, 15th Floor New York, NY 10065

CONFIDENTIAL

December 5, 2014

The Board of Directors

Charter Communications, Inc.

400 Atlantic Street, 10th Floor

Stamford, CT 06901

Dear Members of the Board:

We understand that Charter Communications, Inc. (the “Company”) has entered into that certain Comcast/Charter Transactions Agreement, dated as of April 25, 2014 (the “Agreement”), between Comcast Corporation, a Pennsylvania corporation (“Comcast”) and the Company, pursuant to which, among other things:

(a)	Comcast will form a new entity (“SpinCo”) holding the assets and liabilities to be included in the spin-off transaction and described in the Agreement under “SpinCo Assets and Liabilities” (the “Contribution”), SpinCo will incur certain indebtedness, a specified portion of the proceeds of such indebtedness will be distributed to Comcast (the “Cash Dividend”), and a specified portion of such indebtedness will be placed with Comcast, which will then effect a bank-intermediated debt-for-debt exchange (the “Debt-for-Debt Exchange”);

(b)	Comcast will distribute all of SpinCo’s shares to the holders of outstanding shares of Comcast common stock (pro forma for the Comcast acquisition of Time Warner Cable Inc. (“TWC”) (the “Spin-Off”);

(c)	A wholly owned subsidiary of CCH I, LLC (“New Charter”) will merge with and into the Company with the effect that all shares of the Company shall become shares of New Charter (the “Reorganization”), and immediately prior to the Reorganization, New Charter shall convert into a corporation;

(d)	A new subsidiary of New Charter (“Merger Sub”) will merge with and into SpinCo, with SpinCo surviving (the “Merger”), as a result of which New Charter will receive the SpinCo Percentage (as defined in the Agreement) of SpinCo’s shares (the “Acquired Shares”) and SpinCo stockholders will receive New Charter shares (the “Merger Consideration”) in the aggregate equal in value to the product of (x) the sum of (1) the excess of (A) 7.125 times the Carveout 2014 EBITDA of the SpinCo Systems over (B) the amount of SpinCo Indebtedness as of Closing (excluding the amount of SpinCo Indebtedness incurred to pay SpinCo Financing Expenses (as defined on Schedule 1 of the Agreement) or to reimburse Comcast for SpinCo Financing Expenses incurred by Comcast, in each case in cash or in SpinCo securities), (2) the amount of SpinCo Financing Expenses incurred by Comcast and not reimbursed by SpinCo and (3) the fair market value of the SpinCo Non-System Assets times (y) the percentage of SpinCo’s outstanding shares owned by New Charter immediately after the Merger, such New Charter shares to be valued based on the 60-calendar-day VWAP of Charter shares ending on the last trading day prior to Closing;

(e)

The Company shall exchange with Comcast the assets and liabilities described in the Agreement under “Swap Assets and Liabilities” in a tax-free like-kind exchange (the “Swap”), which includes a cash equalization payment to the extent of any difference in the Carveout 2014 EBITDA of the systems on each side of the Swap as well as true ups based on any net working

The Board of Directors

Charter Communications, Inc.

December 5, 2014

capital variance in respect of the Comcast Swap Systems or the Charter Swap Systems (the foregoing payments, collectively, the “Swap Payments”);

(f)	The Company shall acquire the assets and liabilities described in the Agreement under “Taxable Purchase Assets and Liabilities” in a taxable asset purchase (the “Taxable Purchase,” and, with the Contribution, the Cash Dividend, the Debt-for-Debt Exchange, the Spin-Off, the Merger, the Reorganization, the Swap, and the entry into the Services Agreement, collectively the “Transactions”) in exchange for payments in cash equal to (1) the product of (x) Carveout 2014 EBITDA of the Taxable Purchase Systems multiplied by (y) 7.125 and (2) the fair market value of the Taxable Purchase Non-System Assets, subject to a true-up based on the Carveout 2014 EBITDA of the Taxable Purchase Systems, a true-up of any net working capital variance, and a cash payment from the Company to Comcast for the value of certain tax benefits (collectively, the “Taxable Purchase Consideration” and, together with the Merger Consideration, the Charter Swapped Assets (as defined in the Agreement), the Swap Payments, and the assumption of the Comcast Swapped Liabilities (as defined in the Agreement), the “Consideration”); and

(g)	The Company and SpinCo will enter into a services agreement (the “Services Agreement”) pursuant to which the Company will provide certain services to SpinCo in exchange for the Services Fee and reimbursement of expenses, all on the terms provided in the Agreement.

The assets to be acquired by the Company in the Taxable Purchase and the Swap, along with the Acquired Shares, are referred to collectively as the “Acquired Assets.” The Comcast Swap Systems and the Taxable Purchase Systems are referred to collectively as the “Acquired Systems.” The liabilities to be assumed by the Company in the Taxable Purchase and the Swap are referred to collectively as the “Assumed Liabilities.” Capitalized terms used but not defined in this letter have the meanings ascribed thereto in the Agreement. The terms and conditions of the Transactions are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the Company of the Consideration to be paid by the Company in connection with the Transactions.

In arriving at our opinion, we have, among other things:

(i)	the Agreement;

(ii)	reviewed certain publicly available business and financial information relating to Comcast, TWC, and the Company;

(iii)	reviewed certain internal financial estimates and other data relating to the business and financial prospects of the Company after giving pro forma effect to the Transactions (“Pro Forma Charter”), the SpinCo Systems, the Acquired Systems, and the Charter Swap Systems that were provided to us by the management of the Company and not publicly available, including financial forecasts and estimates for the fiscal years ending 2014 and 2015;

(iv)	reviewed certain internal financial estimates and other data relating to the business and financial prospects of the SpinCo Systems and Pro Forma Charter that were provided to us by the management of the Company and not publicly available, including financial forecasts and estimates for the fiscal years ending 2016 through 2019 (as well as certain estimates for utilization of tax assets beyond 2019 through the full utilization of such tax assets), prepared by the management of the Company;

(v)	reviewed certain internal financial information and other data relating to the business and financial prospects of the Company that were provided to us by the management of the Company

The Board of Directors

Charter Communications, Inc.

December 5, 2014

and not publicly available, including financial forecasts and estimates for the fiscal years ending 2014 through 2019 (as well as certain estimates for utilization of tax assets beyond 2019 through the full utilization of such tax assets), prepared by the management of the Company;

(vi)	reviewed certain estimates of dis-synergies, synergies, overhead, public company costs, and fees payable to the Company pursuant to the Services Agreement, in each case, for the fiscal year ending 2014 (collectively, “Transaction Effects”) prepared by the management of the Company;

(ii)	conducted discussions with members of the senior management of the Company concerning the business and financial prospects of the SpinCo Systems, the Acquired Systems, and the Company, as well as the Transaction Effects;

(viii)	reviewed current and historical market prices of Company common stock;

(ix)	reviewed certain publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant;

(x)	compared certain financial terms of the Transactions with the publicly available financial terms of certain other transactions we believe to be generally relevant;

(xi)	reviewed certain pro forma effects relating to the Transactions, including the effects of anticipated financings, prepared by the management of the Company; and

(xii)	conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. With your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, SpinCo, the Acquired Assets, or the Assumed Liabilities, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates, Transaction Effects and pro forma effects referred to above, we have assumed, based on advice of management of the Company, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company, the SpinCo Systems, and Pro Forma Charter including the Transaction Effects and pro forma effects. We express no opinion with respect to such forecasts or estimates, including any Transaction Effects or pro forma effects. In addition, we have assumed with your approval that the financial forecasts and estimates, including Transaction Effects, referred to above will be achieved at the times and in the amounts projected. We also have assumed, with your consent, that for U.S. federal income tax purposes (A) the Contribution and the Spin-Off will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code”) and a tax-free distribution within the meaning of Section 355 of the Code, (B) the Debt-for-Debt Exchange will qualify as a tax-free exchange within the meaning of Sections 355 and 361 of the Code, (C) the Merger and the Reorganization, taken together, will qualify as a tax-free transaction described in Section 351 of the Code, and (D) the Swap will qualify as an exchange of property to which Section 1031 of the Code applies. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof.

Our opinion does not address the relative merits of the Transactions or any related transaction as compared to other business strategies or transactions that might be available to the Company or the Company’s underlying

The Board of Directors

Charter Communications, Inc.

December 5, 2014

business decision to effect the Transactions or any related transaction. Our opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Transactions or any related transaction. We have not been asked to, nor do we, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the Agreement or any related documents or the form of the Transactions or any related transaction. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transactions, or any class of such persons, relative to the Consideration. This letter should not be construed as creating any fiduciary duty on the part of LionTree to any party. We express no opinion as to what the value of Company common stock will be when issued pursuant to the Transactions or the prices at which Company common stock or SpinCo shares will trade at any time. In rendering this opinion, we have assumed, with your consent, that (i) the representations and warranties of the parties to the Agreement are true and correct in all material respects, (ii) the parties to the Agreement will comply with and perform all material covenants and agreements required to be complied with or performed by such parties under the Agreement, and (iii) the Transactions will be consummated in accordance with the terms of the Agreement without any adverse waiver or amendment of any material term or condition thereof. We have also assumed, with your consent, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any material adverse effect on the Company, SpinCo, the Acquired Assets, the Assumed Liabilities, or the Transactions.

This opinion is provided solely for the benefit of the Board of Directors of the Company (in its capacity as such) in connection with, and for the purpose of, its evaluation of the Transactions.

We have acted as financial advisor to the Company in connection with the Transactions and will receive a fee for our services, which is contingent upon the successful completion of the Transactions. In the past, we and our affiliates have provided investment banking services to the Company and its affiliates unrelated to the proposed Transactions, for which we and our affiliates received compensation, including having acted as (i) financial advisor to the Company and its affiliates in connection with certain merger and acquisition transactions or matters and (ii) co-manager in connection with certain debt offerings of the Company and its affiliates. We and our affiliates may also seek to provide such services to the Company and its affiliates in the future and expect to receive fees for the rendering of these services. In the ordinary course of business, certain of our employees and affiliates may hold or trade, for their own accounts and the accounts of their investors, securities of the Company, Comcast, and TWC and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of LionTree, which includes senior executives of LionTree who also advised the Company in connection with the Transactions.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid in connection with the Transactions is fair, from a financial point of view, to the Company.

Very truly yours,

LionTree Advisors LLC

By:	/s/ Ehren Stenzler
Name: Ehren Stenzler Title: Managing Partner

Annex B

PERSONAL AND CONFIDENTIAL

December 5, 2014

Board of Directors

Charter Communications, Inc.

400 Atlantic Street

Stamford, Connecticut 06901

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to Charter Communications, Inc. (the “Company”) of the Aggregate Consideration (as defined below) to be paid by the Company and New Charter (as defined below) for the Acquired Assets (as defined below) to be acquired by the Company and New Charter pursuant to the Transactions Agreement, dated as of April 25, 2014 (the “Transactions Agreement”), by and between the Company and Comcast Corporation (“Comcast”). Pursuant to the Transactions Agreement, the Company and Comcast and their respective subsidiaries will implement the following transactions (collectively, the “Transaction”) in the following sequence as more fully described in the Transactions Agreement (all capitalized terms used but not defined herein shall have the respective meanings set forth in the Transactions Agreement):

(i)	Comcast will transfer to a newly formed wholly owned subsidiary of Comcast (“SpinCo”) the SpinCo Assets, including the SpinCo Systems, and SpinCo will assume the SpinCo Liabilities; SpinCo will incur SpinCo Indebtedness in an amount (the “Expected SpinCo Debt Amount”) equal to 5.0 times the 2014 earnings before interest, taxes, depreciation and amortization of the SpinCo Systems, distribute the proceeds of a portion of the SpinCo Indebtedness to Comcast and place the remaining SpinCo Indebtedness with Comcast; Comcast will distribute all of the outstanding shares of common stock of SpinCo (“SpinCo Shares”) to the holders of outstanding shares of common stock of Comcast; Charter will effect a holding company merger pursuant to which an indirect, wholly owned subsidiary of Charter will merge with and into Charter, Charter will become a wholly owned subsidiary of CCH I, LLC (which will convert into a corporation) (“New Charter”), currently a wholly owned subsidiary of Charter, and each of the outstanding shares of Class A common stock, par value $0.001 per share, of Charter (“Charter Common Stock”) will be converted into one share of Class A common stock, par value $0.001 per share, of New Charter (“New Charter Common Stock”); and a wholly owned subsidiary of New Charter will merge with and into SpinCo, and pursuant to such merger, New Charter will acquire SpinCo Shares representing approximately 33.2% (the “Charter Percentage”) of all outstanding SpinCo Shares after giving effect to such merger (the “SpinCo Equity Interest”), and New Charter will issue to the holders of SpinCo Shares a number of shares of New Charter Common Stock equal (a) to the sum of (x) 7.125 times the Carveout 2014 EBITDA of the SpinCo Systems, over the amount of the SpinCo Indebtedness (other than the portion of the SpinCo Indebtedness incurred by SpinCo to pay certain expenses and reimbursements), and (y) certain financing expenses incurred by Comcast and not reimbursed by SpinCo, and (z) the fair market value of the SpinCo Non-System Assets, multiplied by (a) the Charter Percentage, divided by (b) the volume weighted average trading price for the Charter Common Stock over a period prior to the closing of the Transaction (such shares, the “SpinCo Consideration”);

(ii)	the Company will acquire from Comcast the Comcast Swapped Assets, including the Comcast Swap Systems, and cash in an amount equal to 7.125 times the amount by which the Carveout 2014 EBITDA of the Company Swap Systems exceeds the Carveout 2014 EBITDA of the Comcast Swap Systems (the “Swap Cash Consideration”) and assume the Comcast Swapped Liabilities; and Company will transfer to Comcast the Company Swapped Assets, including the Company Swap Systems, and Comcast will assume the Company Swapped Liabilities; and

(iii)	the Company will acquire from Comcast the Taxable Purchase Assets, including the Taxable Purchase Systems, and assume the Taxable Purchase Liabilities and pay to Comcast an amount of cash equal to

Board of Directors

Charter Communications, Inc.

December 5, 2014

7.125 times the Carveout 2014 EBITDA of the Taxable Purchase Systems plus the fair market value of the Taxable Purchase Non-System Assets (the “Purchase Consideration”).

The SpinCo Equity Interest, the Comcast Swapped Assets (subject to the Comcast Swapped Liabilities), the Swap Cash Consideration and the Taxable Purchase Assets (subject to the Taxable Purchase Liabilities) are collectively referred to herein as the “Acquired Assets”; and the SpinCo Consideration, the Company Swapped Assets (subject to the Company Swapped Liabilities) and the Purchase Consideration are collectively referred to herein as the “Aggregate Consideration”. The Swap Cash Consideration and the Purchase Consideration are subject to working capital adjustments; the SpinCo Consideration is subject to adjustment to the extent the amount of the SpinCo Indebtedness actually incurred by SpinCo differs from the Expected SpinCo Debt Amount; and each of the SpinCo Consideration and the Charter Percentage is subject to adjustment under certain circumstances, in each case in accordance with the Transactions Agreement and as to which adjustments we express no opinion.

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Comcast and any of their respective affiliates and third parties, including Liberty Broadband Corporation (“Liberty Broadband”), a significant stockholder of the Company and affiliates of a significant shareholder of Liberty Broadband (the “Liberty Related Entities”), or any currency or commodity that may be involved in the Transaction. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to Charter in connection with its acquisition of Bresnan Broadband Holdings, LLC in February 2013 and, in connection with the financing of the Transaction, as (i) joint bookrunner in connection with the offering of 5.50% Senior Unsecured Notes due 2022 (aggregate principal amount of $1.5 billion) by CCOH Safari, LLC, a subsidiary of Charter (“CCOH”), (ii) joint bookrunner in connection with the offering of 5.75% Senior Unsecured Notes due 2024 (aggregate principal amount $2.0 billion) by CCOH and (iii) joint bookrunner in connection with a term loan due 2021 (aggregate principal amount $3.5 billion) provided to CCO Safari, LLC, a subsidiary of Charter. We also have provided certain financial advisory and/or underwriting services to Comcast and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as co-manager in connection with the public offering of 3.60% Notes due 2024 (aggregate principal amount $1,200,000,000) and 4.75% Notes due 2044 (aggregate principal amount $1,000,000,000) in February 2014. We also have provided certain financial advisory and/or underwriting services to the Liberty Related Entities and their respective affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner with respect to the public offering of 5.500% Senior Secured Notes due 2023 (aggregate principal amount $1,000,000,000) and 5.750% Senior Secured Notes due 2023 (aggregate principal amount €500,000,000) by Unitymedia Hessen GmbH & Co. KG and Unitymedia NRW GmbH (together, “Unitymedia”) in December 2012; as joint bookrunner with respect to the public offering of 5.125% Senior Secured Notes due 2023 (aggregate principal amount €500,000,000) by Unitymedia in January 2013; as joint bookrunner with respect to the refinancing of indebtedness of VTR GlobalCom Spa (“VTR GlobalCom”) and certain of its affiliates and the related public offering of 6.875% Senior Secured Notes due 2024 (aggregate

Board of Directors

Charter Communications, Inc.

December 5, 2014

principal amount $1,400,000,000) by VTR Finance B.V. in January 2014; as joint bookrunner with respect to the public offering of 5.500% Senior Secured Notes due 2025 (aggregate principal amount of $425,000,000), 5.500% Senior Secured Notes due 2025 (aggregate principal amount £430,000,000) and 6.250% Senior Secured Notes due 2029 (aggregate principal amount £225,000,000) by Virgin Media Secured Finance PLC (“Virgin Media Secured Finance”) in March 2014; as financial advisor to Liberty Global plc (“Liberty Global”) in its acquisition of certain outstanding shares of VTR GlobalCom and VTR Wireless SpA in March 2014; as sole bookrunner with respect to the public offering of 6.250% Senior Secured Notes due 2029 (aggregate principal amount £175,000,000) by Virgin Media Secured Finance in April 2014; as financial advisor to Liberty Global in its acquisition of a 6.400% stake in ITV plc in July 2014; and as financial advisor to Liberty Global with respect to a redemption of certain Senior Secured Notes due 2019 and the public offering of 6.375% Senior Secured Notes due 2024 (aggregate principal amount £300,000,000) and 6.000% Senior Secured Notes due 2024 (aggregate principal amount $500,000,000) in October 2014. We may also in the future provide financial advisory and/or underwriting services to the Company, Comcast, Liberty Related Entities and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Transactions Agreement; a draft, dated December 5, 2014, of the Registration Statement of New Charter on Form S-4, including the form of proxy statement/prospectus contained therein, relating to the Transaction; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2013; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; the Registration Statement of SpinCo on Form S-1 (333-199741), including the prospectus contained therein; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company and the Company Swap Systems, and certain financial analyses and forecasts for SpinCo, the Comcast Swap Systems and the Taxable Purchase Systems, in each case, as prepared by the management of the Company and approved for our use by the Company (the “Forecasts”), including certain cost savings and operating synergies and dis-synergies projected by the management of the Company to result from the Transaction, as approved for our use by the Company (the “Net Synergies”). We have held discussions with members of senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company, New Charter, the SpinCo Systems, the Comcast Swap Systems, the Company Swap Systems and the Taxable Purchase Systems (such systems, collectively, the “Systems”) and the strategic rationale for, and the potential benefits of, the Transaction; reviewed the reported price and trading activity for the shares of Company Common Stock, compared certain financial and stock market information for the Company and certain financial information for the SpinCo Systems, the Comcast Swap Systems, the Company Swap Systems and the Taxable Purchase Systems with similar financial and stock market information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the cable industry; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, including the Net Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, SpinCo or any of their respective subsidiaries, any of the Comcast Swapped Assets, the Comcast Swapped Liabilities, the Company Swapped Assets, the Company Swapped Liabilities, the Taxable Purchase Assets or the Taxable Purchase Liabilities and we have not been furnished with any such evaluation or appraisal. We have assumed that

Board of Directors

Charter Communications, Inc.

December 5, 2014

all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on New Charter, Company, SpinCo, any of the Comcast Swapped Assets, the Comcast Swapped Liabilities, the Company Swapped Assets, the Company Swapped Assets, the Taxable Purchase Assets or the Taxable Purchase Liabilities or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Transactions Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis. We have also assumed that any Long-Form Agreements will be executed on the basis of the terms and conditions set forth in the Transactions Agreement, without any amendments or modifications the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the Company, as of the date hereof, of the Aggregate Consideration to be paid by the Company and New Charter for the Acquired Assets pursuant to the Transactions Agreement. We do not express any view on, and our opinion does not address, any ongoing obligations of the Company, New Charter or SpinCo, any allocation of the Aggregate Consideration, the fair market values of the SpinCo Non-System Assets and the Taxable Purchase Non-System Assets (together, the “Non-System Assets”), any other term or aspect of the Transactions Agreement or the Transaction or any term or aspect of any other agreement or instrument contemplated by the Transactions Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons in connection with the Transaction, whether relative to the Aggregate Consideration to be paid by the Company and New Charter for the Acquired Assets pursuant to the Transactions Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of Company Common Stock or New Charter Common Stock or the SpinCo Shares will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company, New Charter, SpinCo, Comcast, any of the Systems or any of the businesses conducted with the Non-System Assets or the ability of the Company, New Charter, SpinCo, Comcast, any of the Systems or any of the businesses conducted with the Non-System Assets to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of its recommendation to stockholders of the Company with respect to the Transaction and such opinion does not constitute a recommendation as to how any holder of Company Common Stock should vote with respect to the Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Consideration to be paid by the Company and New Charter for the Acquired Assets pursuant to the Transactions Agreement is fair from a financial point of view to the Company.

Very truly yours, /s/ (GOLDMAN, SACHS & CO.)
(GOLDMAN, SACHS & CO.)

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers.

The following summary is qualified in its entirety by reference to the complete text of New Charter’s amended and restated certificate of incorporation, and amended and restated bylaws.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee of or agent to New Charter. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Article SEVENTH of New Charter’s amended and restated certificate of incorporation provides that a director of New Charter shall not be liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the DGCL.

Article X of New Charter’s amended and restated bylaws provides that to the fullest extent authorized by the DGCL, New Charter shall indemnify any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the registrant or serves or served at the request of the registrant as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan. Expenses, including attorneys’ fees, incurred by any such person in defending any such action, suit or proceeding shall be paid or reimbursed by New Charter in advance of any final disposition; provided that to the extent required by the DGCL, such advancement of expenses will only be made upon delivery to New Charter of a commitment from such person to repay such expenses if it shall ultimately be determined that such person is not entitled to be indemnified by New Charter. The amended and restated bylaws do not limit the power of New Charter or its board of directors to provide other indemnification and expense reimbursement rights to directors, officers, employees, agents and other persons as otherwise pursuant to the bylaws.

New Charter plans to maintain insurance policies under which its directors and officers are insured, within the limits and subject to the limitations of the policies, against expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been directors or officers of New Charter.

Item 21. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Number	Description

2.1**	Transactions Agreement, dated as of April 25, 2014, by and between Comcast Corporation and Charter Communications, Inc..

2.2	Contribution Agreement, dated March 31, 2015, by and among Advance/Newhouse Partnership, A/NPC Holdings LLC, Charter Communications, Inc., CCH I, LLC, and Charter Communications Holdings, LLC (incorporated by reference to the Current Report on Form 8-K of Charter Communications, Inc., dated April 1, 2015).

Exhibit Number	Description

3.1**	Form of Certificate of Incorporation of CCH I, Inc..

3.2**	Form of Bylaws of CCH I, Inc..

4.1	Amended and Restated Stockholders Agreement, dated March 31, 2015, by and among Charter Communications, Inc., CCH I, LLC, Liberty Broadband Corporation, and Advance/Newhouse Partnership (incorporated by reference to the Current Report on Form 8-K of Charter Communications, Inc., dated April 1, 2015).

5.1**	Opinion of Wachtell, Lipton, Rosen and Katz regarding validity of securities to be issued.

8.1**	Opinion of Wachtell, Lipton, Rosen and Katz as to tax matters.

10.1	Voting Agreement, dated as of April 25, 2014, between Comcast Corporation and Liberty Media Corporation (incorporated by reference to the Current Report on Form 8-K of Comcast Corporation, dated April 28, 2014).

23.1**	Consent of KPMG (Charter Communications, Inc.).

23.2**	Consent of KPMG (Bresnan Broadband Holdings, LLC).

23.3**	Consent of Deloitte & Touche LLP (Comcast Cable Systems to be Contributed to Midwest Cable, Inc.).

23.4**	Consent of Deloitte & Touche LLP (Midwest Cable, Inc.).

23.5**	Consent of Ernst & Young LLP (TWC Cable Systems to be Sold or Exchanged in the Divestiture Transactions with Charter Communications, Inc. (A Carve-Out of Time Warner Cable Inc.)).

23.6**	Consent of KPMG (Bright House Networks, LLC).

23.7**	Consent of Wachtell, Lipton, Rosen & Katz to inclusion of legality opinion (included in Exhibit 5.1).

23.8**	Consent of Wachtell, Lipton, Rosen & Katz to inclusion of opinion (included in Exhibit 8.1).

24.1**	Powers of Attorney (included on the signature pages hereto).

99.1**	Form of Charter Communications, Inc. Proxy Card.

99.2**	Consent of LionTree Advisors LLC.

92.3**	Consent of Goldman Sachs & Co.

*	To be filed by amendment.
**	Previously filed.

Item 22. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	(1)

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(e)	The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f)	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the county of Fairfield, State of Connecticut on April 17, 2015.

CCH I, LLC Registrant,

By:	CHARTER COMMUNICATIONS, INC.
Sole Manager

By:	/s/ Kevin D. Howard
Print Name: Kevin D. Howard
Title: Senior Vice President—Finance, Controller and Chief Accounting Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Thomas M. Rutledge Thomas M. Rutledge	President and Chief Executive Officer (Principal Executive Officer)	April 17, 2015

/s/ Christopher L. Winfrey Christopher L. Winfrey	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	April 17, 2015

/s/ Kevin D. Howard Kevin D. Howard	Senior Vice President—Finance, Controller and Chief Accounting Officer (Principal Accounting Officer)	April 17, 2015

S-1

EXHIBIT INDEX

Exhibit Number	Description

2.1**	Transactions Agreement, dated as of April 25, 2014, by and between Comcast Corporation and Charter Communications, Inc..

2.2	Contribution Agreement, dated March 31, 2015, by and among Advance/Newhouse Partnership, A/NPC Holdings LLC, Charter Communications, Inc., CCH I, LLC, and Charter Communications Holdings, LLC (incorporated by reference to the Current Report on Form 8-K of Charter Communications, Inc., dated April 1, 2015).

3.1**	Form of Certificate of Incorporation of CCH I, Inc..

3.2**	Form of Bylaws of CCH I, Inc..

4.1	Amended and Restated Stockholders Agreement, dated March 31, 2015, by and among Charter Communications, Inc., CCH I, LLC, Liberty Broadband Corporation, and Advance/Newhouse Partnership (incorporated by reference to the Current Report on Form 8-K of Charter Communications, Inc., dated April 1, 2015).

5.1**	Opinion of Wachtell, Lipton, Rosen and Katz regarding validity of securities to be issued.

8.1**	Opinion of Wachtell, Lipton, Rosen and Katz as to tax matters.

10.1	Voting Agreement, dated as of April 25, 2014, between Comcast Corporation and Liberty Media Corporation (incorporated by reference to the Current Report on Form 8-K of Comcast Corporation, dated April 28, 2014).

23.1**	Consent of KPMG (Charter Communications, Inc.).

23.2**	Consent of KPMG (Bresnan Broadband Holdings, LLC).

23.3**	Consent of Deloitte & Touche LLP (Comcast Cable Systems to be Contributed to Midwest Cable, Inc.).

23.4**	Consent of Deloitte & Touche LLP (Midwest Cable, Inc.).

23.5**	Consent of Ernst & Young LLP (TWC Cable Systems to be Sold or Exchanged in the Divestiture Transactions with Charter Communications, Inc. (A Carve-Out of Time Warner Cable Inc.)).

23.6**	Consent of KPMG (Bright House Networks, LLC).

23.7**	Consent of Wachtell, Lipton, Rosen & Katz to inclusion of legality opinion (included in Exhibit 5.1).

23.8**	Consent of Wachtell, Lipton, Rosen & Katz to inclusion of opinion (included in Exhibit 8.1).

24.1**	Powers of Attorney (included on the signature pages hereto).

99.1**	Form of Charter Communications, Inc. Proxy Card.

99.2**	Consent of LionTree Advisors LLC.

92.3**	Consent of Goldman Sachs & Co.

*	To be filed by amendment.
**	Previously filed.